                                       [ ], 2010

Dear Vishay Intertechnology, Inc. Stockholder:

We are pleased to inform you that on [approval date], the board of directors of Vishay Intertechnology, Inc. approved the spin-off of Vishay Precision Group, Inc., our wholly-owned subsidiary that operates our precision measurement and foil resistor businesses.

The spin-off will separate the ownership and management of our business and that of Vishay Precision Group, which we think will better enable both companies to focus on their core businesses. Vishay Intertechnology is expected to be a more competitive, pure-play discrete electronic components company.

We will effect the spin-off by way of a pro rata stock dividend to our stockholders as of [record date]. Each holder of Vishay Intertechnology common stock will receive 1 share of common stock of Vishay Precision Group for each 14 shares of Vishay Intertechnology common stock held, and each holder of Vishay Intertechnology Class B common stock will receive 1 share of Class B common stock of Vishay Precision Group for each 14 shares of Vishay Intertechnology Class B common stock held. The dividend will represent 100% of the equity of Vishay Precision Group outstanding at the time of the spin-off. We expect to distribute shares of Vishay Precision Group on or about [spin-off date]. Cash will be paid in lieu of fractional shares.

Stockholder approval for the spin-off is not required, and you are not required to take any action to participate in the spin-off. You do not need to pay any consideration or surrender or exchange your shares of Vishay Intertechnology common stock. Holders who sell their shares of Vishay Intertechnology common stock in the “regular way” after the record date but prior to the distribution date will not receive shares of Vishay Precision Group. Following the spin-off, Vishay Intertechnology common stock will continue to trade on the New York Stock Exchange under the symbol “VSH,” and we expect that Vishay Precision Group common stock will trade on the New York Stock Exchange under the symbol “VPG.” The shares of Vishay Precision Group common stock will be issued by book-entry with our transfer agent, which means that no physical certificates will be issued. Physical certificates will be issued only to holders of Vishay Precision Group Class B common stock.

We intend for the spin-off to be tax-free for stockholders for U.S. federal income tax purposes. To that end, based on representations made by Vishay Intertechnology, we have obtained a favorable ruling regarding the spin-off from the U.S. Internal Revenue Service.

The enclosed information statement, which is being provided to all Vishay Intertechnology stockholders, describes the spin-off in detail and contains important business and financial information about Vishay Precision Group.

We look forward to your continued support as a stockholder of Vishay Intertechnology.

Sincerely,

Dr. Felix Zandman	Dr. Gerald Paul
Executive Chairman of the Board of Directors	President and Chief Executive Officer
Vishay Intertechnology, Inc.	Vishay Intertechnology, Inc.

                                       [ ], 2010

Dear Vishay Precision Group, Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our new company. Although we are a newly independent company, we have a strong history. We are a designer, manufacturer, and marketer of resistive foil technology products such as resistive sensors, weighing modules, and weighing systems for a wide variety of applications. In 2009, we generated $172 million in net revenue, had net earnings of $1.7 million, and generated cash flows from operations of $29.2 million. Our mission is to create value for you, our stockholders, and for our customers through our “vertical product integration” strategy and growing our business of manufacturing and marketing precision sensors, weighing systems, sophisticated digital weighing modules and other precision measurement products. We expect that our common stock will be listed on the New York Stock Exchange under the symbol “VPG.”

Our management team is excited about our spin-off from Vishay Intertechnology, and is committed to realizing the potential that exists for us as an independent company focused on precision measurement. We invite you to learn more about our company by reading the enclosed information statement and we look forward to updating you on our progress in realizing our vision and mission. We would like to thank you in advance for your support as a stockholder in our new company.

Sincerely,

Marc Zandman	Ziv Shoshani
Chairman of the Board of Directors	President and Chief Executive Officer
Vishay Precision Group, Inc.	Vishay Precision Group, Inc.

Subject to Completion, dated June 15, 2010

INFORMATION STATEMENT
Vishay Precision Group, Inc.
Common Stock
(Par Value $0.10)

Vishay Intertechnology, Inc. is furnishing this information statement to its stockholders in connection with the spin-off of our company. In the spin-off, Vishay Intertechnology will transfer to us the assets and businesses which Vishay Intertechnology attributes to its precision measurement and foil resistor businesses and distribute on a pro rata basis to its stockholders all of our outstanding equity.

If you are a holder of record of Vishay Intertechnology common stock as of 5:00 p.m. New York City time on [record date], the record date for the distribution, you will receive 1 share of our common stock for every 14 shares of Vishay Intertechnology common stock that you own. If you are a holder of record of Vishay Intertechnology Class B common stock on the record date, you will receive 1 share of our Class B common stock for every 14 shares of Vishay Intertechnology Class B common stock that you own. You will receive cash in lieu of any fractional shares which you would have received after application of the above ratio. As discussed under “The Spin-off—Trading of Vishay Intertechnology Common Stock Between the Record Date and Distribution Date,” if you sell your shares of Vishay Intertechnology common stock in the “regular way” market after the record date and before the spin-off, you also will be selling your right to receive shares of our common stock in connection with the spin-off. We expect the shares of our common stock and our Class B common stock to be distributed by Vishay Intertechnology on or about [spin-off date]. We refer to the date of the distribution as the “distribution date.”

____________________

No vote of Vishay Intertechnology’s stockholders is required, and therefore you are not being asked for a proxy in connection with the spin-off. You do not need to pay any consideration, exchange or surrender your existing shares of Vishay Intertechnology common stock or take any other action to receive your shares of our common stock.

There is no current trading market for our common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect regular way trading of our common stock to begin on the first trading day following the completion of the spin-off. We expect that our common stock will be listed on the New York Stock Exchange under the symbol “VPG.” Our Class B common stock generally will not be transferable except in certain very limited instances, and we do not anticipate a market for the Class B common stock.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 16.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

____________________

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [              ]

Table of Contents

Summary	1
Summary Financial and Other Data	12
Risk Factors	16
Forward-Looking Information	32
The Spin-off	33
Dividend Policy	44
Capitalization	45
Selected Historical Financial Data	46
Unaudited Pro Forma Combined and Consolidated Financial Statements	49
Management’s Discussion and Analysis of Financial Condition and Results of Operations	55
Description of Our Business	83
Management	94
Executive Compensation	103
Historical Compensation Tables	115
Security Ownership of Certain Beneficial Owners	130
Certain Relationships and Related Party Transactions	133
Description of Our Capital Stock	152
Description of Certain Indebtedness	159
Where You Can Find More Information	164
Index to Combined and Consolidated Financial Statements	F-1

i

SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off or other information that may be important to you. To better understand the spin-off and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, references in this information statement to “Vishay Precision Group,” “we,” “our” and “us” mean the Vishay precision measurement and foil resistor businesses which will be contributed in the spin-off to Vishay Precision Group, Inc., a Delaware corporation, and its subsidiaries. References in this information statement to “Vishay Intertechnology” mean Vishay Intertechnology, Inc., a Delaware corporation, and its subsidiaries, unless the context otherwise requires.

We describe in this information statement the precision measurement and foil resistor businesses of Vishay Intertechnology as if they were our business for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Vishay Intertechnology and its subsidiaries prior to the spin-off.

We were incorporated in Delaware on August 28, 2009. Our principal executive offices are located at 3 Great Valley Parkway, Suite 150, Malvern, PA 19355. Our main telephone number is 484-321-5300.

Our Business

We are a designer, manufacturer and marketer of Foil Technology Products (strain gages, ultra-precision foil resistors, and current sensors) and Weighing Modules and Control Systems (transducers/load cells, instruments, weigh modules, and control systems) for a wide variety of applications.

Our business is currently part of Vishay Intertechnology and our assets and liabilities consist of those that Vishay Intertechnology attributes to its precision measurement and foil resistor businesses. Following the spin-off, we will be an independent, publicly traded company, and Vishay Intertechnology will not retain any ownership interest in us.

Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured from numerous materials and in many forms. Foil resistors are the most precise and stable type of resistors available. A strain gage is a special type of resistive sensor for measurement of weights and stress.

Innovations in the fields of foil technology were the foundation of the Vishay Precision Group business.  The subsequent advancement of foil resistance and strain gage technology opened the door for us to numerous commercial applications such as for weighing modules and control systems on a vertical market basis.

Our growth and acquisition strategy focuses on vertical product integration, using our foil resistance strain gages in our load cell products and incorporating our load cells, electronic measurement instrumentation (containing foil resistors) and software into our modules and measurement systems. Current sensing foil resistor products are also part of certain control systems that we manufacture. From 2002 to 2008, Vishay Intertechnology completed the acquisition of multiple businesses and joint venture interests with operations in 12 countries, substantially expanding our business. Many of these acquisitions have been directed towards furthering our vertical integration strategy, and we expect to continue to focus our acquisition program in this direction.

In connection with the spin-off, we and Vishay Intertechnology will enter into a number of agreements that provide for an orderly separation and transition of the business and to govern our relationship following the spin-off.  These include a Master Separation Agreement setting forth the terms of the separation of our business from Vishay Intertechnology and the implementation of the distribution for the spin-off, a Tax Matters Agreement governing the allocation of tax liabilities and related matters between the companies, a Trademark License Agreement under which we will have certain rights to use the name “Vishay” related to our business, an Employee Matters Agreement that provides for the transition of employee benefits arrangements and allocates responsibilities for certain employee matters after the spin-off, and certain transition agreements, such as a Transition Services Agreement and a Supply Agreement, under which one party will provide certain services or supplies to the other party for a period subsequent to the spin-off.  For a more detailed description of these agreements see “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology.”

We believe we have a number of competitive strengths, including our strong product portfolio, our robust research and development capabilities, a diversified customer base, and consistent significant cash flow generation.  In 2009, 2008, and 2007, we generated $29.2 million, $22.5 million, and $32.1 million, respectively, of cash from operating activities.

Key challenges that we face include competition both in the U.S. and in other countries where we operate, challenges in implementing our acquisition strategy, and the need to deal with the impact of global economic developments.

The global economic downturn has had a significant impact on all industries, and our industry is no exception, as demonstrated by our operating results over the past two years.  Our net earnings (loss) for the years ended December 31, 2009, 2008, and 2007 were $1.7 million, $(74.1) million, and $27.7 million, respectively.  Our net loss for the year ended December 31, 2008 reflects a goodwill impairment charge of $93.5 million, reflective of the global economic downturn.

For a more detailed discussion of the risks and uncertainties inherent in our business, which could materially and adversely affect our business, results of operations or financial condition and could also adversely affect the trading price of our common stock, see “Risk Factors” commencing on page 16.

Historically, we have operated as part of Vishay Intertechnology, sharing services and capital with Vishay Intertechnology’s discrete semiconductor and passive components businesses. Following our spin-off from Vishay Intertechnology, we intend to advance resistive foil technology by vertically integrating strain gages and current sensors into process control systems. As an independent publicly traded company, we believe we will be better positioned to compete in the precision measurement industry and to invest in and grow our business. We expect to continue our program of strategic acquisitions, particularly where opportunities present themselves to grow our control systems business and we will seek to achieve significant production cost savings through the transfer and expansion of manufacturing operations to countries, where we can benefit from lower labor costs or available tax and other government-sponsored incentives. We expect to continue to use our research and development, engineering, and product marketing resources to roll out new and innovative products. Our ability to react to changing customer needs and industry trends will continue to be key to our success.

Summary of the Spin-off

The following is a brief summary of the terms of the spin-off:

Distributing Company	Vishay Intertechnology, Inc., a Delaware company. After the distribution, Vishay Intertechnology, Inc. will not own any equity of Vishay Precision Group, Inc.
Separated Company	Vishay Precision Group, Inc., a Delaware company and a wholly owned subsidiary of Vishay Intertechnology, Inc. After the spin-off, Vishay Precision Group, Inc. will be an independent, publicly traded company.
Primary purposes of the spin-off
The following potential benefits were considered by Vishay Intertechnology’s board of directors in making the determination to approve the spin-off:

  making Vishay Intertechnology a pure-play electronic components company;
  allowing management of Vishay Intertechnology and us to focus on the disparate and non-overlapping products, technology, manufacturing processes, markets and customers of their respective companies;
  optimizing resource allocation at each of the two companies for capital improvements, marketing, research and development and acquisition activity;
  promoting independent market recognition for our business, with the expectation that the markets will value us with favorable metrics;
  enhancing the compensation programs of Vishay Intertechnology and us, enabling both companies to incentivize management and key employees with cash bonuses and equity awards whose value is more closely tied to their performance; and
  making available our own publicly traded equity with which to pursue opportunistic acquisitions.

Conditions to the spin-off
As provided in the master separation agreement, the spin-off is subject to the satisfaction or, if permitted under the agreement, the waiver, of the following conditions:

  The Securities and Exchange Commission having allowed our registration statement on Form 10, of which this information statement forms a part, to become effective, no stop order relating to the registration statement being in effect and this information statement having been mailed to stockholders of Vishay Intertechnology.

  A private letter ruling having been received from the Internal Revenue Service confirming that distribution of our stock will be tax-free to Vishay Intertechnology and the Vishay Intertechnology stockholders for U.S. federal income tax purposes. This private letter ruling has been received.

  Vishay Intertechnology having received the opinion of Pepper Hamilton LLP confirming that the distribution of our stock will be tax-free to Vishay Intertechnology and the Vishay Intertechnology stockholders for U.S. federal income tax purposes.

  Vishay Intertechnology having received a ruling from the Israeli taxing authorities that the transfer of the Israeli companies into Vishay Precision Group will not give rise to a material amount of current Israeli tax. This ruling has been received.

  The listing of our common stock on the New York Stock Exchange having been approved, subject to official notice of issuance.

  No order, injunction or decree having been issued by any court of competent jurisdiction preventing consummation of the spin-off or any of the other transactions contemplated by the master separation agreement or any of the related agreements.

  Having received all governmental approvals and other consents necessary to consummate the distribution, except where the failure to obtain such approvals or consents would not have a material adverse effect on the ability of the parties to complete the spin-off or on the business, assets, liabilities, condition or results of operations of VPG, Vishay Intertechnology, or its respective subsidiaries, taken as a whole.
Other than as specifically described in the first, second, fourth and fifth bullet points above, we are not aware that any governmental approvals or other consents are necessary to consummate the distribution.

The fulfillment of the foregoing conditions will not create any obligation on Vishay Intertechnology’s part to effect the spin-off. Vishay Intertechnology has the right not to complete the spin-off if, at any time, Vishay Intertechnology’s board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Vishay Intertechnology or its stockholders or that market conditions are such that it is not advisable to separate Vishay Precision Group, Inc. from Vishay Intertechnology, Inc.

Indebtedness
We will assume the liability for a portion of Vishay Intertechnology's outstanding exchangeable unsecured notes due 2102 (92 years), in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation. We expect that the liability we assume for Vishay Intertechnology’s exchangeable notes will be approximately $13 million, however, the exact amount of the liability under the exchangeable notes will not be known until ten trading days after the spin-off.  See note (h) to our unaudited pro forma financial statements on page 54 for additional information, including how the amount of liability that we expect to assume was estimated. Also, our Japanese subsidiary will continue to have debt of approximately $1.6 million outstanding. Otherwise, we do not expect to have outstanding indebtedness at the time of the spin-off. We expect to enter into a revolving credit facility with a consortium of banks to provide us with flexibility and additional liquidity, shortly after the separation. We historically have had significant amounts payable to Vishay Intertechnology affiliates. The remaining balance of $33.4 million will be repaid at or prior to the spin-off. However, if our net cash position is less than $58.5 million as of the spin-off date, Vishay Intertechnology will make a capital contribution to us pursuant to the master separation agreement, up to a cap of  $58.5 million. See note (g) to our unaudited pro forma financial statements on page 54 for additional information concerning this capital contribution provision. For more information concerning our indebtedness, see “Description of Certain Indebtedness” beginning on page 159 .

Following the spin-off, we expect to maintain a prudent capital structure.  As of the date of the spin-off, our expected debt balance represents only 6.6% of our total pro forma assets and only 7.1% of our pro forma tangible assets.  Our assets do not collateralize any of our debt obligations.

Capital stock to be distributed	Approximately 12.3 million shares of our common stock and 1.0 million shares of our Class B common stock will be distributed in the spin-off, based upon the number of shares of Vishay Intertechnology common stock and Vishay Intertechnology Class B common stock expected to be outstanding on the record date. The shares of our common stock and Class B common stock to be distributed by Vishay Intertechnology will constitute all of the issued and outstanding shares of our capital stock immediately after the spin-off.
Warrants to be distributed
In connection with an acquisition, on December 13, 2002, Vishay Intertechnology issued Class A warrants to acquire 7,000,000 shares of Vishay Intertechnology common stock at an exercise price of $20.00 per share and Class B warrants to acquire 1,823,529 shares of Vishay Intertechnology common stock at an exercise price of $30.30 per share. With the exception of the exercise price, the Class A warrants and the Class B warrants have identical terms and provisions. The exercise price of the warrants will be determined ten trading days after the spin-off based upon a formula included in the warrant agreement, described on page 153. Under the terms of these warrants, on the date of the spin-off, each holder of an outstanding and unexercised warrant is entitled to a warrant evidencing a right to purchase a number of shares of our capital stock that the holder would have received had the holder exercised the Vishay Intertechnology warrants immediately prior to the record date for the spin-off. For more information, see “Description of our Capital Stock – Warrants” beginning on page 153.

Distribution ratio	Each holder of Vishay Intertechnology common stock will receive 1 share of common stock of Vishay Precision Group for every 14 shares of Vishay Intertechnology common stock owned, and each holder of Vishay Intertechnology Class B common stock will receive 1 share of Class B common stock of Vishay Precision Group for every 14 shares of Vishay Intertechnology Class B common stock owned.

No fractional shares	Vishay Intertechnology will not distribute fractional shares of our common stock or Class B common stock in the spin-off. The distribution agent will aggregate all of the fractional shares of common stock and sell them in the open market at then-prevailing prices on behalf of our stockholders. You will then receive a cash payment in the amount of your proportionate share of the net sale proceeds, based on the average gross selling price per share of our common stock after making appropriate deductions for any required tax withholdings. Holders of Class B common stock will be compensated by us for fractional shares based upon the same price used to cash out the fractional shares of common stock.
Record date	[record date]
Distribution date	[spin-off date]
Trading market and symbol	We expect that our common stock will be listed on the New York Stock Exchange under the symbol “VPG.”
Tax consequences	Other than with respect to fractional shares of our common stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Vishay Intertechnology stock upon the receipt of shares of our stock pursuant to the spin-off for U.S. federal income tax purposes.
Risk factors	We face various risks and uncertainties relating to our business, our transition to an independent, publicly traded company and our intended capital structure. See “Risk Factors” beginning on page 16 of this information statement.
Relationship with Vishay Intertechnology, Inc. after the spin-off	After the spin-off, we and Vishay Intertechnology will be independent, publicly traded companies, and Vishay Intertechnology will no longer have any ownership interest in us. We will, however, be parties to agreements that will define our ongoing relationship after the spin-off. For example, we will be permitted to use the Vishay name under a perpetual, worldwide, royalty-free trademark license from Vishay Intertechnology. Under the terms of a transition services agreement that we expect to enter into with Vishay Intertechnology prior to the consummation of the spin-off, Vishay Intertechnology will provide us, for a fee, for a period of 18 months after the spin-off, specified support services. Furthermore, Vishay Intertechnology will lease portions of certain buildings to us; and we will lease portions of certain buildings to Vishay Intertechnology. For more information, see “Certain Relationships and Related Party Transactions” beginning on page 133.
Dividend policy	We do not expect to pay regular cash dividends. Our board of directors is free to change our dividend policy at any time, although the revolving credit facility that we expect to enter shortly after the spin-off would prohibit the payment of cash dividends.

Questions and Answers Relating to the Spin-off

The following is a brief summary of the terms of the spin-off. Please see “The Spin-off” for a more detailed description of the matters described below.

Q: What is the spin-off?

A: The spin-off is the method through which Vishay Intertechnology will separate its existing businesses into two independent, publicly traded companies. In the spin-off, Vishay Intertechnology will distribute to its stockholders all of the outstanding shares of our common stock and our Class B common stock. Following the spin-off, we will be a separate company from Vishay Intertechnology, and Vishay Intertechnology will not retain any ownership interest in us. The number of shares of Vishay Intertechnology common stock you own will not change as a result of the spin-off, although the value of shares of Vishay Intertechnology common stock may initially decline as a result of the spin-off because the value of our business will no longer be part of the value of Vishay Intertechnology.

Q: How will Vishay Intertechnology’s dual-class capital structure impact the spin-off?

A: We will adopt a capital structure that is congruent with Vishay Intertechnology’s dual-class capital structure. Accordingly, Vishay Intertechnology common stockholders will receive shares of our common stock, which entitle the holder to one vote per share; and Vishay Intertechnology Class B common stockholders will receive shares of our Class B common stock, which will entitle the holder to ten votes per share. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock.”

Q: What is being distributed in the spin-off?

A: Approximately 12.3 million shares of our common stock and 1.0 million shares of our Class B common stock will be distributed in the spin-off, based upon the number of shares of Vishay Intertechnology common stock and Vishay Intertechnology Class B common stock expected to be outstanding on the record date. The shares of our common stock and Class B common stock to be distributed by Vishay Intertechnology will constitute all of the issued and outstanding shares of our capital stock immediately after the spin-off. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock.”

In connection with an acquisition, on December 13, 2002, Vishay Intertechnology issued Class A warrants to acquire 7,000,000 shares of Vishay Intertechnology common stock at an exercise price of $20.00 per share and Class B warrants to acquire 1,823,529 shares of Vishay Intertechnology common stock at an exercise price of $30.30 per share. With the exception of the exercise price, the Class A warrants and the Class B warrants have identical terms and provisions. Under the terms of these warrants, on the date of the spin-off, each holder of an outstanding and unexercised warrant is entitled to a warrant evidencing a right to purchase a number of shares of our capital stock that the holder would have received had the holder exercised the Vishay Intertechnology warrants immediately prior to the record date for the spin-off. As a result, we expect to issue Class A warrants to acquire 500,000 shares of our common stock and Class B warrants to acquire 130,252 shares of our common stock. The exercise prices of these warrants will be based on the relative trading values of Vishay Intertechnology and our common stock following the separation, based on a formula included in the warrant agreement. For more information, see “Description of our Capital Stock – Warrants.”

Q: What will I receive in the spin-off?

A: Holders of Vishay Intertechnology common stock will receive a pro rata dividend of 1 share of our common stock for every 14 shares of Vishay Intertechnology common stock held by them on the record date and not subsequently sold in the “regular way” market. Holders of Vishay Intertechnology Class B common stock will receive a pro rata dividend of 1 share of our Class B common stock for every 14 shares of Vishay Intertechnology common stock held by them on the record date. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock.”

Q: What is the reason for the spin-off?

A: The following potential benefits were considered by Vishay Intertechnology’s board of directors in making the determination to approve the spin-off:
  making Vishay Intertechnology a pure-play electronic components company;
  allowing management of Vishay Intertechnology and us to focus on the disparate and non-overlapping products, technology, manufacturing processes, markets and customers of their respective companies;
  optimizing resource allocation at each of the two companies for capital improvements, marketing, research and development and acquisition activity;
  promoting independent market recognition for our business, with the expectation that the markets will value us with favorable metrics;
  enhancing the compensation programs of Vishay Intertechnology and us, enabling both companies to incentivize management and key employees with cash bonuses and equity awards whose value is more closely tied to their performance; and
  making available our own publicly traded equity with which to pursue opportunistic acquisitions.
For more information on the reasons for the spin-off, see “The Spin-off—Reasons for the Spin-off.”

Q: What do I have to do to participate in the spin-off?

A: Nothing. If you are a holder of record of Vishay Intertechnology common stock on the record date for the spin-off you will not be required to pay any cash or deliver any other consideration, including any shares of Vishay Intertechnology common stock, in order to receive shares of our common stock in the spin-off. You are not being asked to provide a proxy with respect to any of your shares of Vishay Intertechnology common stock in connection with the spin-off.

Q: How will Vishay Intertechnology distribute shares of Vishay Precision Group?

A: Vishay Intertechnology has appointed American Stock Transfer & Trust Company as the distribution agent to distribute shares of common stock of Vishay Precision Group to holders of the corresponding class of Vishay Intertechnology common stock on the record date. Vishay Intertechnology will distribute directly the shares of Vishay Precision Group Class B common stock to holders of Vishay Intertechnology Class B common stock.

Q: Will I receive physical certificates representing my shares of Vishay Precision Group?

A: Holders of shares of Vishay Intertechnology common stock on the record date will receive shares of our common stock through the transfer agent’s book-entry registration system. These shares will not be in certificated form. As such, instead of a share certificate, Vishay Intertechnology stockholders will receive a statement from our transfer agent that details their ownership interest and the method by which they may access their account. Physical certificates will be issued to holders of Vishay Precision Group Class B common stock. For more information, see “The Spin-off—Manner of Effecting the Spin-off.”

Q: If I sell, on or before the distribution date, shares of Vishay Intertechnology common stock that I held on the record date, am I still entitled to receive shares of Vishay Precision Group common stock distributable with respect to the shares of Vishay Intertechnology common stock I sold?

A: Shortly before the record date for the spin-off, Vishay Intertechnology’s common stock will begin to trade in two markets on the New York Stock Exchange: a “regular way” market and an “ex-distribution” market. If you are a holder of record of shares of Vishay Intertechnology common stock as of the record date for the spin-off and sell those shares in the “regular way” market after the record date for the spin-off and before the spin-off, you also will be selling the right to receive the shares of our common stock in connection with the spin-off. If you are a holder of record of shares of Vishay Intertechnology common stock as of the record date for the spin-off and sell those shares in the “ex-distribution” market after the record date for the spin-off and before the spin-off, you will still receive the shares of our common stock in the spin-off.

Our Class B common stock generally will not be transferable except in certain very limited instances, and we do not anticipate a market for the Class B common stock.

Q: How will fractional shares be treated in the spin-off?

A: Vishay Intertechnology will not distribute fractional shares of our common stock or Class B common stock in the spin-off. The distribution agent will aggregate all of the fractional shares of common stock and, not later than one week after the distribution date (and likely within one or two business days) sell them in the open market at then-prevailing prices on behalf of our stockholders. Within three business days after such sale, we will send you a cash payment in the amount of your proportionate share of the net sale proceeds, based on the average gross selling price per share of our common stock after making appropriate deductions for any required tax withholdings. Holders of Class B common stock will be compensated by us for fractional shares based upon the same price used to cash out the fractional shares of common stock. For more information on fractional shares, see “The Spin-off—Treatment of Fractional Shares.”

Q: What is the distribution date for the spin-off?

A: Shares of our common stock will be distributed by the distribution agent, on behalf of Vishay Intertechnology, on or about [spin-off date]. Vishay Intertechnology will distribute our Class B common stock on the same date.

Q: What are the U.S. federal income tax consequences to me of the spin-off?

A: Other than with respect to fractional shares of our common stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Vishay Intertechnology stock upon the receipt of shares of our stock pursuant to the spin-off.

If you receive cash in lieu of a fractional share of our stock as part of the spin-off, you will be treated as though you first received a distribution of the fractional share in the spin-off and then sold it for the amount of such cash. You generally will recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share. Such capital gain or loss will be a long-term capital gain or loss if your holding period for such fractional share is more than one year on the distribution date.

Please see “The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off” for more detail.

Q: Does Vishay Precision Group intend to pay cash dividends?

A: We do not expect to pay regular cash dividends. Our board of directors is free to change our dividend policy at any time, although the revolving credit facility that we expect to enter shortly after the spin-off would prohibit the payment of cash dividends. For more information about our dividend policy, see “Dividend Policy.”

Q: Will Vishay Precision Group have any debt?

A: We will assume the liability for a portion of Vishay Intertechnology's outstanding exchangeable notes due 2102, in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation. We expect that the liability we assume for Vishay Intertechnology’s exchangeable notes will be approximately $13 million, however, the exact amount of the liability under the exchangeable notes will not be known until ten trading days after the spin-off.  See note (h) to our unaudited pro forma financial statements on page 54 for additional information, including how we estimated the amount of liability that we expect to assume. Also, our Japanese subsidiary will continue to have debt of approximately $1.6 million outstanding. Otherwise, we do not expect to have outstanding indebtedness at the time of the spin-off. We expect to enter into a revolving credit facility with a consortium of banks to provide us with flexibility and additional liquidity, shortly after the separation.

We historically have had significant amounts payable to Vishay Intertechnology affiliates. The remaining balance of $33.4 million will be repaid at or prior to the spin-off. However, if our net cash position is less than $58.5 million as of the spin-off date, Vishay Intertechnology will make a capital contribution to us pursuant to the master separation agreement, up to a cap of  $58.5 million. For more information concerning this capital contribution provision, see note (g) to our unaudited pro forma financial statements on page 54.

Q: Who will pay the separation costs?

A: We and Vishay Intertechnology have entered into various agreements regarding the allocation of separation costs, consisting largely of tax restructuring, debt refinancing, professional services and employee-related costs. Substantially all of these costs prior to the spin-off have been paid for by Vishay Intertechnology. Costs incurred after the spin-off will be borne by the party incurring such costs. Separately, we have been incurring and will continue to incur costs as we implement organizational changes and prepare to operate as an independent, publicly traded company. These costs are being paid for by us.

Q: Who will manage Vishay Precision Group after the spin-off?

A: Our management team will be led by Ziv Shoshani, currently President of Vishay Precision Group, Inc. and an executive officer of Vishay Intertechnology, who will serve as our Chief Executive Officer, and William Clancy, the Senior Vice President and Corporate Controller of Vishay Intertechnology from 1993 to 2009, who will serve as our Chief Financial Officer. Mr. Shoshani has had senior management responsibility for our business for the past several years. He has extensive experience with our product portfolio and the vertical product integration which forms the basis for our competitive strategy. Mr. Clancy has had over 20 years’ experience with Vishay Intertechnology’s financial management team, and is similarly familiar with our company. For more information on our management, see “Management.”

Q: What will the relationship be between Vishay Intertechnology, Inc. and Vishay Precision Group, Inc. following the spin-off?

A: After the spin-off, we and Vishay Intertechnology will be independent, publicly traded companies, with independent boards of directors, and Vishay Intertechnology will no longer have any ownership interest in us. We will, however, be parties to agreements that will define our ongoing relationship after the spin-off. For example, we will be permitted to use the Vishay name under a perpetual, worldwide, royalty-free trademark license from Vishay Intertechnology. Under the terms of a transition services agreement that we expect to enter into with Vishay Intertechnology prior to the consummation of the spin-off, Vishay Intertechnology will provide us, for a fee, for a period of 18 months after the spin-off, specified support services. Furthermore, Vishay Intertechnology will lease portions of certain buildings to Vishay Precision Group; and Vishay Precision Group will lease portions of certain buildings to Vishay Intertechnology. For more information on our relationship with Vishay Intertechnology after the spin-off, see “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology.”

Q: Where will Vishay Precision Group common stock trade?

A: Currently, there is no public market for our common stock. We expect that our common stock will be listed on the New York Stock Exchange under the symbol “VPG.”

We anticipate that trading in our common stock will commence on a “when-issued” basis on or shortly before the record date. If trading begins on a “when-issued” basis, you may purchase or sell shares of our common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, any “when-issued” trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trades that are settled through the regular settlement cycle, typically for securities such as our common stock on the third full trading day following the trade date. Shares of our common stock generally will be freely tradable after the spin-off. We cannot predict the trading prices for our common stock before or after the distribution date. Our Class B common stock generally will not be transferable except in certain very limited instances, and we do not anticipate a market for the Class B common stock.

For more information on the trading market for our shares, see “The Spin-off—Listing and Trading of Our Common Stock.”

Q: Do I have appraisal rights?

A: No. Holders of Vishay Intertechnology common stock have no appraisal rights in connection with the spin-off.

Q: Who is the transfer agent for your common stock?

A: American Stock Transfer & Trust is the transfer agent for our common stock.

SUMMARY FINANCIAL AND OTHER DATA

The following tables present summary historical and pro forma financial data.

The historical statements of operations data for each of the years in the three years ended December 31, 2009 and the balance sheet data as of December 31, 2009 and 2008 have been derived from our audited combined and consolidated financial statements included elsewhere in this information statement.

The historical statements of operations data for the fiscal quarters ended April 3, 2010 and March 28, 2009, and the balance sheet data as of April 3, 2010 have been derived from our unaudited interim combined and consolidated financial statements included elsewhere in this information statement.

The historical financial data as of March 28, 2009 and December 31, 2007 have been derived from our unaudited financial statements not included in this information statement.

The historical financial data should be read in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined and Consolidated Financial Statements” included elsewhere in this information statement.

The unaudited pro forma financial data have been derived from our historical financial statements and adjusted to give effect to the spin-off. These adjustments are described under “Unaudited Pro Forma Combined and Consolidated Financial Statements.” Our historical and unaudited pro forma financial data are not necessarily indicative of our future performance or of what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown.

in thousands, except per share	As of and for the years ended December 31,
	Pro Forma
	2009	2009	2008 (c)	2007 (d)
Statement of Operations Data:
Net revenues	$171,991	$171,991	$241,700	$239,036
Costs of products sold	119,286	119,286	161,804	154,525
Gross profit	52,705	52,705	79,896	84,511

Selling, general, and administrative expenses	47,956	43,356	51,714	48,017
Restructuring and severance costs	2,048	2,048	6,349	356
Impairment of goodwill	-	-	93,465	-
Operating income (loss)	2,701	7,301	(71,632)	36,138

Other income (expense):
Interest expense	(369)	(1,237)	(1,574)	(2,294)
Other	814	714	4,780	2,788
Other income (expense) - net	445	(523)	3,206	494

Income (loss) before taxes	3,146	6,778	(68,426)	36,632

Income tax expense	3,786	5,057	5,689	8,829

Net earnings (loss)	(640)	1,721	(74,115)	27,803
Less: net earnings attributable to
noncontrolling interests	17	17	15	111
Net earnings (loss) attributable to Parent	$(657)	$1,704	$(74,130)	$27,692

Pro Forma earnings (loss) per share data:
Basic (a)	$(0.05)
Diluted (b)	$(0.05)

Wt. avg. shares outstanding – basic (a)	13,300
Wt. avg. shares outstanding – diluted (b)	13,300

Balance Sheet Data:
Cash and cash equivalents		$63,192	$70,381	$56,803
Total assets		209,779	254,863	319,981
Net payable to affiliates		18,495	47,436	29,477
Long-term debt, less current portion		1,551	1,761	2,237
Working capital		102,489	145,363	127,667
Total Stockholders' / Parent equity		148,090	150,158	229,420

in thousands, except per share	As of and for the fiscal quarters ended
	Pro Forma
	April 3, 2010	April 3, 2010	March 28, 2009
Statement of Operations Data:
Net revenues	$48,175	$48,175	$43,705
Costs of products sold	31,127	31,127	29,654
Gross profit	17,048	17,048	14,051

Selling, general, and administrative expenses	13,797	13,207	11,024
Restructuring and severance costs	-	-	479
Operating income	3,251	3,841	2,548

Other income (expense):
Interest expense	(99)	(207)	(377)
Other	(24)	(4)	176
Other income (expense) - net	(123)	(211)	(201)

Income before taxes	3,128	3,630	2,347

Income tax expense	1,651	1,827	1,751

Net earnings	1,477	1,803	596
Less: net earnings attributable to
noncontrolling interests	27	27	7
Net earnings attributable to Parent	$1,450	$1,776	$589

Pro Forma earnings per share data:
Basic (a)	$0.11
Diluted (b)	$0.11

Wt. avg. shares outstanding – basic (a)	13,300
Wt. avg. shares outstanding – diluted (b)	13,700

Balance Sheet Data:
Cash and cash equivalents	$73,121	$80,421	$73,287
Total assets	222,580	229,880	247,673
Net payable to affiliates	-	33,443	47,656
Long-term debt, less current portion	14,525	1,525	1,549
Working capital	132,135	105,992	146,243
Total Stockholders' / Parent equity	163,622	150,479	148,365

(a)	The number of shares used to compute basic earnings per share is 13.3 million, which is the approximate number of shares of our common stock and Class B common stock assumed to be outstanding on the distribution date, based on a distribution ratio of 1 share of our common stock for every 14 shares of Vishay Intertechnology common stock and 1 share of our Class B common stock for every 14 shares of Vishay Intertechnology Class B common stock expected to be outstanding on the record date.

(b)
The number of shares used to compute diluted earnings per share is based on the number of shares of our common stock described in (a) above used to compute basic earnings per share, plus the potential dilution that could occur if potentially dilutive securities were exercised or converted into common stock.

There will be no potentially dilutive securities outstanding on the distribution date; however, potentially dilutive securities will be outstanding shortly after the distribution date, and any resulting dilution could be significant. We have approved certain initial equity compensation awards to our executive officers and directors. We also will assume the liability for a portion of Vishay Intertechnology's outstanding exchangeable notes due 2102, in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation, and we are required to issue warrants to purchase our common stock to holders of Vishay Intertechnology warrants.

For periods in which there was a pro forma net loss, all of these potentially dilutive securities are excluded from the computation because they would be anti-dilutive.  Additionally, the computation for each period excludes certain instruments that we expect to be anti-dilutive because they are anti-dilutive to Vishay Intertechnology, and their exercise prices will be based upon a formula that is largely driven by the Vishay Intertechnology exercise prices for the replaced Vishay Intertechnology instruments.  We expect that such anti-dilutive instruments will represent an additional 800,000 to 1,000,000 potential common shares.

(c)	Includes the results of Vishay Transducers India Limited from June 30, 2008 and of Powertron GmbH from July 23, 2008, the respective dates of acquisition.

(d)	Includes the results of PM Group from April 19, 2007, the date of acquisition.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating our company and common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations or financial condition and could also adversely effect the trading price of our common stock.

Risks Related to Our Business

We face intense competition in our business.

We face various degrees and types of competition in our different businesses directly and, because we are vertically integrated, in certain instances these may each pose a threat us as a whole.

We have a significant market position in foil resistance strain gages and foil resistors. Foil resistance strain gages and foil resistors are also produced by competitors, principally competitors in China. We believe that our foil technology products provide superior performance relative to our competitors, but that could change if our competitors succeed in developing and introducing innovative competitive offerings. Also, our foil resistance strain gages compete with other types of strain gages such as semiconductor strain gages which we do not manufacture. We believe that other types of strain gages are not as reliable or stable as our foil resistance strain gages, but that could change as the technology for these other products continues to evolve. The ability of these competitors to improve the competitiveness or pricing of their products relative to our offering could adversely affect us.

The market for transducers/load cells products is highly fragmented and very competitive. Our load cell modules and systems face competition from numerous other system manufacturers. Competition for modules and systems is most often based on customer relationships, product reliability, technical performance, and the ability to anticipate and satisfy customer needs for specific design configurations. Many other manufacturers have more experience in particular geographic markets and specific applications than we do, and may be better positioned to compete in these areas. We cannot assure you that we will be able to successfully grow our business in the face of these competitive challenges.

Our strategy of vertical product integration exposes us to certain risks.

Our growth and acquisition strategy largely focuses on vertical product integration, for example, using our strain gages in our load cell products and incorporating our load cells and our electronic measurement instrumentation and software into our systems. Our load cell business is our second largest customer for our strain gages. Our systems business is exclusively using our load cells, although we also sell our load cells to third-party customers. Many of the acquisitions which form the core operations of our business in recent years have been directed towards furthering our vertical integration strategy, and we expect to continue to focus our acquisition program in this direction. While we believe this has been and will continue to be a sound business strategy, vertical product integration and the resulting interdependencies of our divisions exposes us to certain risks. As a consequence of our vertical integration, we compete with certain of our customers and potential customers for strain gages and load cells, who for that reason may elect not to do business with us. Also, acquisitions that we pursue for purposes of promoting vertical integration may fail to be successfully combined with our existing businesses or may otherwise not succeed as we anticipate. Any of these outcomes could materially and adversely affect our company.

In the past we have grown through successful integration of acquired businesses, but this may not continue.

Our long-term historical growth in revenues and net earnings has resulted in large part from our strategy of expansion through acquisitions. We cannot assure you, however, that we will identify, have the financial capabilities to acquire, or successfully complete transactions with suitable acquisition candidates in the future. We also cannot assure you that acquisitions that we will complete in the future will be successful.

Such acquisitions or investments involve a number of risks, including the risks in assimilating the operations and personnel of acquired companies, realizing the value of the acquired assets relative to the price paid, distraction of management from our ongoing businesses and potential product disruptions associated with the sale of the acquired companies’ products. These factors could have a material adverse effect on our business, financial condition and operating results.

Future acquisitions could require us to incur or issue additional indebtedness or issue additional equity.

If we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through bank borrowings or the issuance of public or private debt. This acquisition financing would likely decrease our ratio of earnings to fixed charges and adversely affect other credit metrics. We expect that our revolving credit facility will require us to obtain the lenders’ consent for certain additional debt financing and to comply with other covenants including the application of specific financial ratios. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required. If we were to make an acquisition with equity, the acquisition may have a dilutive effect on the interests of the holders of our common stock.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new offerings or enhance our existing offerings, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

To remain successful, we must continue to innovate, and our investments in new technologies may not prove successful.

Our future operating results depend on our ability to continually develop, introduce and market new and innovative products, to modify existing products, to respond to technological change, and to customize certain products to meet customer requirements. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. If this occurs, we could lose customers and experience adverse effects on our financial condition and results of operations.

Our success is dependent upon our ability to protect our proprietary technology and other intellectual property.

We rely on a combination of the protections provided by applicable patent, trademark, copyright and trade secret laws, as well as on confidentiality procedures and other contractual arrangements, to establish and protect our rights in our technology and related materials and information. We enter into agreements with each of our customers and distributors. These agreements contain confidentiality and non-disclosure provisions, a limited warranty covering our products and indemnification for the customer from infringement actions related to our products.

We believe that the measures we take to protect our intellectual property afford only limited protection.

Despite our efforts, it may be possible for others to copy portions of our products, reverse engineer them or obtain and use information that we regard as proprietary, all of which could adversely affect our competitive position. Furthermore, there can be no assurance that our competitors will not independently develop technology similar to ours.  The laws of certain countries in which we manufacture do not protect our intellectual property rights to the same extent as the laws of the United States. In the Office of the United States Trade Representative (USTR) annual "Special 301" Report released on April 30, 2010, the adequacy and effectiveness of intellectual property protection in a number of foreign countries were analyzed. A number of countries in which we manufacture are identified in the report as being on the Priority Watch List. Those countries where particular concern is expressed include China, where the USTR find China's intellectual property enforcement to be largely ineffective and a non-deterrent, India, where the expressed concern was India's inadequate legal framework and ineffective enforcement, and Russia which has failed to fully implement bilateral intellectual property agreements. Costa Rica, Mexico, Argentina and the Philippines were also identified because of problems in intellectual property enforcement. Indonesia was another country identified because of the overall deterioration of its intellectual property protection enforcement climate and an unreliable judicial system for intellectual property cases. In addition, Malaysia, Vietnam, and Thailand were identified as countries where piracy and counterfeiting remain widespread. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent and other intellectual property rights on a worldwide basis. As a result, it is possible for third parties to use our proprietary technology in certain countries without us having the ability to enforce our rights in those countries.

The success of our business is highly dependent on maintenance of intellectual property rights.

The unauthorized use of our intellectual property rights may increase the cost of protecting these rights or reduce our revenues. We may initiate, or be subject to, claims or litigation for infringement of proprietary rights or to establish the validity of our proprietary rights, which could result in significant expense to us, cause product shipment delays, require us to enter royalty or licensing agreements and divert the efforts of our technical and management personnel from productive tasks, whether or not such litigation were determined in our favor.

We may be exposed to product liability claims.

While our agreements with our customers and distributors typically contain provisions designed to limit our exposure to potential material product liability claims, including appropriate warranty, indemnification, waiver and limitation of liability provisions, it is possible that such provisions may not be effective under the laws of some jurisdictions, thus exposing us to substantial liability. Moreover, defending a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel.

We must expend significant resources to obtain design wins without assurance that we will be successful.

We are targeting the market for sophisticated load cell modules and turnkey weighing and force measurement systems as a primary driver of our future growth. In many cases, we must initiate communication with our customers, and convince the customer that our products and systems will offer solutions for its business that are technically superior and more cost effective compared to their existing arrangements. To do so we must often expend significant resources, in terms of both cost and personnel, to develop technologically compelling products or systems with no guarantee that they will be adopted by our customers. The non-recurring engineering (“NRE”) costs for product development in these cases may be substantial. Also, customers will often require a lengthy period of onsite testing before committing to purchase our module product or custom system, during which period we will not be receiving material revenue from the customer. While a design win for our custom module products and systems may result in a long period of recurring revenue during which we hope to recover our costs, we must often internally finance our development costs over significant time periods. If our custom-designed products or systems fail to gain acceptance with our customers, we will likely be forced to absorb substantial NRE costs, which could adversely affect our business.

The long development times for certain of our products and systems may result in unpredictable fluctuations in revenue and results of operations.

Our sophisticated load cell modules and custom weighing and force measurement systems often involve long product development cycles, both to develop the product or system and to secure customer acceptance following what may be a lengthy onsite testing period. During product development and testing, we may incur substantial costs without corresponding revenues. If our custom product or system is ultimately accepted by the customer, we may then begin to realize substantial revenues from our development efforts. In particular, our precision weighing and force measurement systems can be priced for several hundred thousand dollars per unit, so that a contract to acquire one or more units can materially contribute to our revenues during the period or periods that we are permitted to recognize the contract revenues for accounting purposes. The nature of our custom product and system business may therefore result in substantial fluctuations in our operating results, including revenues and profitability, from period to period, even though there has been no fundamental change in our business or its prospects. This may make it difficult for investors to undertake period-to-period comparisons of our performance. Also, the fluctuating nature of key components of our revenues may limit the visibility of our management regarding performance in future periods and make it more difficult for our management to provide guidance to our investors.

We may not have adequate facilities to satisfy future increases in demand for our products.

Our business is cyclical and in periods of a rising economy, we may experience intense demand for our products. During such periods, we may have difficulty expanding our manufacturing to satisfy demand. Factors which could limit such expansion include delays in procurement of manufacturing equipment, shortages of skilled personnel, and physical constraints on expansion at our facilities. If we are unable to meet our customers’ requirements and our competitors sufficiently expand production, we could lose customers and/or market share. These losses could have an adverse effect on our financial condition and results of operations. Also, capacity that we add during upturns in the business cycle may result in excess capacity during periods when demand for our products recedes, resulting in inefficient use of capital which could also adversely affect us.

The nature of the market for our load cell modules and foil technology products may render them particularly susceptible to downturns in the economic environment.

Our load cell modules and foil technology products businesses are designed to replace and provide superior functionality over existing product infrastructure utilized by our customers. Often, it is only after introductory demonstrations by our sales and engineering teams that our customers come to appreciate the advantages of our products and systems and the long-term benefits of their adoption. Market factors, such as the recession that we have recently experienced, may make customers less receptive to adopting new technological solutions at our suggestion, even ones with demonstrated operational and financial advantages. During these periods, customers may defer or even cancel orders for products and systems for which they have previously contracted or given indications of interest. Also, since our business is concentrated largely in the industrial sector, we do not benefit from countervailing fluctuations in consumer demand. As a result, our business may be more significantly affected by the consequences of a general economic slowdown than other segments of our industry and may also take longer to recover from the effects of a slowdown.

Our backlog is subject to customer cancellation.

Many of the orders that comprise our backlog may be canceled by our customers without penalty. Our customers, particularly for our foil technology products, often cancel orders when business is weak and inventories are excessive, a situation that we have experienced during periods of economic slowdown. Therefore, we cannot be certain that the amount of our backlog does not exceed the level of orders that will ultimately be delivered. Our results of operations could be adversely impacted if customers cancel a material portion of orders in our backlog.

The complexity of our sophisticated measurement systems may require costly corrections if design flaws are found.

Our custom measurement systems combine sophisticated electronic hardware and computer software. We believe that the sophistication of our systems contributes to their competitive advantage over similar products offered by other system integrators. We go to substantial lengths to assure that our system products are free of design flaws when they are delivered to our customers for installation and testing. However, sometimes due to the systems’ complexity, design flaws may occur and require correction. If the corrections are substantial or difficult to implement due to the system’s complexity, we may not be able to recover the costs of correction and retesting, with the result that our profit margins on these systems could be substantially reduced, or even result in losses, and our results of operations could be materially and adversely affected.

Our results are sensitive to raw material availability, quality, and cost.

Although most materials incorporated in our products are available from a number of sources, certain materials are available only from a relatively limited number of suppliers.

The materials that are only available from a limited number of sources include certain molding compound, metal package suppliers, low resistance switches, polyimide film and laminating adhesives. We maintain a two year supply of strategic raw materials for continuity and risk assessment.  Our customers would need significant advance notification to qualify alternative materials, if we had to use them. Alternative suppliers are available worldwide for most of our raw materials, but significant time (between 3 to 12 months) would be required to qualify new suppliers and establish efficient production scheduling.

Certain metals used in the manufacture of our products are traded on active markets, and can be subject to significant price volatility.

Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price changes for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers, which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market. Depending on the extent of the difference between market price and our carrying cost, this write-down could have a material adverse effect on our net earnings. We also may need to record losses for adverse purchase commitments for these materials in periods of declining prices.

Our product sales may be adversely affected by changes in product classification levels under various qualification and specification standards.

Certain of our products must be qualified or approved under various military and aerospace specifications and other standards.

We have qualified certain of our foil resistor and sensor products under various military specifications approved and monitored by the United States Defense Electronic Supply Center (“DESC”), and under certain European military specifications, and various aerospace standards approved by the U.S. National Aeronautics and Space Administration (“NASA”) and the European Space Agency (“ESA”).

Certain of our load cell products are approved by the National Type Evaluation (“NTEP”) and International Organization of Legal Metrology (“OIML”). Our on-board weighing systems must meet approved standards to make them “legal for trade.”

Qualification and specification levels are based in part upon product failure rate. We must continuously perform tests on our products, and for products that are qualified, the results of these tests must be reported to the qualifying organization. If a product fails to meet the requirements for the applicable classification level, the product’s classification may be suspended or reduced to a lower level. During the time that the classification is suspended or reduced to a lower level, net revenues and earnings attributable to that product may be adversely affected.

Our future success is substantially dependent on our ability to attract and retain highly qualified technical, managerial, marketing, finance, and administrative personnel.

The competitive environment of our business requires us to attract and retain highly qualified personnel to develop technological innovations and bring them to market on a timely basis. Our complex operations also require us to attract and retain highly qualified administrative personnel in functions such as legal, tax, accounting, financial reporting, auditing, and treasury. The market for personnel with such qualifications is highly competitive. We have not entered into employment agreements with many of our key personnel.

The loss of the services of or the failure to effectively recruit qualified personnel could have a material adverse effect on our business.

Failure to maintain effective internal controls could adversely affect our ability to meet our reporting requirements.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Beginning with the year ending December 31, 2011, we will be required to furnish a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our operating results could be harmed. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the effectiveness of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our stock price.

Future changes in our environmental liability and compliance obligations may harm our ability to operate or increase costs.

Our manufacturing operations, products and/or product packaging are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in our manufacturing processes, employee health and safety labeling or other notifications with respect to the content or other aspects of our processes, products or packaging, restrictions on the use of certain materials in or on design aspects of our products or product packaging, and responsibility for disposal of products or product packaging. We establish reserves for specifically identified potential environmental liabilities which we believe are adequate. Nevertheless, new liabilities could arise, and we may have unavoidably inherited certain pre-existing environmental liabilities, generally based on successor liability doctrines. Although we have never been involved in any environmental matter that has had a material adverse impact on our overall operations, there can be no assurance that in connection with any past or future operation, acquisition or otherwise, we will not be obligated to address environmental matters that could have a material adverse impact on our operations. In addition, more stringent environmental regulations may be enacted in the future, and we cannot presently determine the modifications, if any, in our operations that any such future regulations might require, or the cost of compliance with these regulations.

The integration of our information technology systems is complex, and any delay or problem with this integration may cause serious disruption or harm to our business.

As a result of the spin-off, we are in the process of integrating currently unrelated information technology systems across our company. We are subject to risk that we will not be able to absorb the level of systems change, commit or acquire the necessary resources, and focus the management attention necessary for the implementation to succeed. Many key strategic initiatives of major business functions depend on information technology systems, and if we fail to properly execute or if we miss critical deadlines in the implementation of this initiative, we could experience disruption and harm to our business, such as adversely affecting our ability to process orders, invoice, report our results, and manage our business.

Our credit facility will subject us to financial and operating restrictions.

We anticipate entering into a revolving credit agreement with a consortium of banks shortly after the separation from Vishay Intertechnology, which we expect to use for working capital and other purposes. The credit agreement will subject us to certain restrictions. These restrictions may affect, and in some cases significantly limit or prohibit, among other things, our ability to:
  borrow funds;
  pay dividends or make other distributions;
  make investments, including capital expenditures;
  complete acquisitions;
  engage in transactions with affiliates or subsidiaries; or
  create liens on our assets.
The credit agreement will also require us to maintain certain financial ratios. If we fail to comply with the covenant restrictions contained in the credit agreement, that failure could result in a default that accelerates the maturity of the indebtedness under the agreement.

Risks relating to our operations outside the United States

We obtain substantial benefits by operating in Israel, but these benefits may not continue.

We have substantial operations in Israel. The low tax rates in Israel applicable to earnings of our operations in that country, compared to the rates in the United States, have the general effect of increasing our net earnings. There can also be no assurance that in the future the Israeli government will continue to offer new tax incentive programs applicable to us or that, if it does, such programs will provide the same level of benefits we have historically received or that we will continue to be eligible to benefit from them. Any significant increase in the Israeli tax rates could have an adverse impact on our results of operations.

Also, we have benefited from employment incentive grants made by the Israeli government in the past.  There can be no assurance that the Israeli government will continue to offer new grant programs applicable to us, and the lack of such grants may adversely affect the costs of our business in Israel in the future.

We attempt to improve profitability by operating in countries in which labor costs are low, but the shift of operations to these regions may entail considerable expense.

Our strategy is aimed at achieving significant production cost savings through the transfer and expansion of manufacturing operations to and in countries with lower production costs or other incentives, such as Costa Rica, India, Israel, the People’s Republic of China, and the Republic of China (Taiwan). During this process, we may experience under-utilization of certain plants and factories in high-labor-cost regions and capacity constraints in plants and factories located in low-labor-cost regions. This under-utilization may result initially in production inefficiencies and higher costs. These costs include those associated with compensation in connection with workforce reductions and plant closings in the higher-labor-cost regions, and start-up expenses, manufacturing and construction delays, and increased depreciation costs in connection with the initiation or expansion of production in lower-labor-cost regions. In addition, as we implement transfers of certain of our operations we may experience strikes or other types of labor unrest as a result of layoffs or termination of our employees in high-labor-cost countries.

In connection with the transfer of manufacturing operations to lower-labor-cost countries, we are also increasing the level of automation in our plants for the purpose of seeking to optimize our capital and labor resources in production, inventory management, quality control, and warehousing. Although we have substantial experience with automation in several of our plants in higher-labor-cost countries, there are risks in seeking to increase the level of automation in plants which previously did not use a significant amount of automation. These risks include the possibility of inefficiencies and higher operating costs in the transition from manual to automated operations, and if the transition extends longer than anticipated, we could suffer product yield inefficiencies, contributing to higher product costs and increasing the time it will take for us to achieve a return on our investment in the capital equipment involved in the automation process. Furthermore, any layoffs or termination of our employees as a result of increased automation may lead to strikes or other types of labor unrest.

We are subject to the risks of political, economic, and military instability in countries outside the United States in which we operate.

Some of our products are produced in Israel, India, China, and other countries which are particularly subject to risks of political, economic, and military instability. This instability could result in wars, riots, nationalization of industry, currency fluctuations, and labor unrest. These conditions could have an adverse impact on our ability to operate in these regions and, depending on the extent and severity of these conditions, could materially and adversely affect our overall financial condition and operating results.

Our business has been in operation in Israel for 39 years. We have never experienced any material interruption in our operations attributable to these factors, in spite of several Middle East crises, including wars. However, we might be adversely affected if events were to occur in the Middle East that interfered with our operations in Israel.

We are subject to foreign currency exchange rate risks which may impact our results of operations.

We are exposed to foreign currency exchange rate risks, particularly due to market values of transactions in currencies other than the functional currencies of certain subsidiaries. From time to time, as part of Vishay Intertechnology, we utilized forward contracts to hedge a portion of projected cash flows from these exposures. As of December 31, 2009, we did not have any outstanding foreign currency forward exchange contracts, and after the spin-off, we will evaluate our own currency risk management approach.

Our significant foreign subsidiaries are located in the United Kingdom, Germany, Israel, Japan, and India. We finance our operations in Europe and certain locations in Asia in local currencies. Our operations in Israel and certain locations in Asia are largely financed in U.S. dollars, but these subsidiaries also have significant transactions in local currencies. Our exposure to foreign currency risk is mitigated to the extent that the costs incurred and the revenues earned in a particular currency offset one another. Our exposure to foreign currency risk is more pronounced in situations where, for example, production labor costs are predominantly paid in local currencies while the sales revenue for those products is denominated in U.S. dollars. This situation in particular applies to our operations in Israel and China.

A change in the mix of the currencies in which we transact our business could have a material effect on results of operations. Furthermore, the timing of cash receipts and disbursements could have a material effect on our results of operations, particularly if there are significant changes in exchange rates in a short period of time.

Risks Related to the Spin-off

If the IRS determines that the spin-off does not qualify as a “tax-free” distribution or a “tax-free” reorganization, we and Vishay Intertechnology stockholders may be subject to substantial liability.

Vishay Intertechnology has received a private letter ruling from the IRS to the effect that, among other things, the spin-off will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, or the “Code,” and as part of a tax-free reorganization under Section 368(a)(1)(D) of the Code, and the transfer to us of assets and the assumption by us of liabilities in connection with the spin-off will not result in the recognition of any gain or loss for U.S. federal income tax purposes to Vishay Intertechnology. See “The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off.”

Although the private letter ruling relating to the qualification of the spin-off under Sections 355 and 368(a)(1)(D) of the Code is generally binding on the IRS, the continuing validity of the ruling is subject to the accuracy of factual representations and assumptions made in connection with obtaining such private letter ruling. Also, as part of the IRS’s general policy with respect to rulings on spin-off transactions under Section 355 of the Code, the private letter ruling obtained by Vishay Intertechnology is based upon representations by Vishay Intertechnology that certain conditions which are necessary to obtain tax-free treatment under Section 355 and Section 368(a)(1)(D) of the Code have been satisfied, rather than a determination by the IRS that these conditions have been satisfied. Any inaccuracy in these representations could invalidate the ruling.

If the spin-off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Vishay Intertechnology would be subject to tax as if it has sold the common stock of our company in a taxable sale for its fair market value. Vishay Intertechnology’s stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them, taxed as a dividend (without reduction for any portion of a Vishay Intertechnology stockholder’s basis in its shares of Vishay Intertechnology common stock) for U.S. federal income tax purposes and possibly for purposes of state and local tax law, to the extent of a Vishay Intertechnology’s stockholder’s pro rata share of Vishay Intertechnology’s current and accumulated earnings and profits (including any arising from the taxable gain to Vishay Intertechnology with respect to the spin-off). It is expected that the amount of any such taxes to Vishay Intertechnology’s stockholders and to Vishay Intertechnology would be substantial.

In the tax matters agreement with Vishay Intertechnology, we will agree to indemnify Vishay Intertechnology and its affiliates for any liability for taxes of Vishay Intertechnology resulting from: (1) any action or failure to act by us or any of our affiliates following the completion of the spin-off that would be inconsistent with or prohibit the spin-off from qualifying as a tax-free transaction to Vishay Intertechnology and to you under Sections 355 and 368(a)(1)(D) of the Code, or (2) any action or failure to act by us or any of our affiliates following the completion of the spin-off that would be inconsistent with or cause to be untrue any material information, covenant, or representation made in connection with the private letter ruling obtained by Vishay Intertechnology from the IRS relating to, among other things, the qualification of the spin-off as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code. For a more detailed discussion, see “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology—Tax Matters Agreement.” Our indemnification obligations to Vishay Intertechnology and its affiliates are not limited in amount or subject to any cap. It is expected that the amount of any such indemnification to Vishay Intertechnology would be substantial.

We have no operating history as an independent company upon which you can evaluate our performance and, accordingly, our prospects must be considered in light of the risks that any newly independent company encounters.

Prior to the consummation of this distribution, we have operated as part of Vishay Intertechnology. Accordingly, we have no experience operating as an independent company and performing various corporate functions, including human resources, tax administration, legal (including compliance with the Sarbanes-Oxley Act of 2002 and with the periodic reporting obligations of the Securities Exchange Act of 1934), treasury administration, investor relations, internal audit, insurance, information technology and telecommunications services, as well as the accounting for many items such as equity compensation, income taxes, derivatives, intangible assets and pensions. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, all of which could have a material adverse effect on our business.

We historically have obtained benefits of being part of Vishay Intertechnology, but those benefits will not continue.

While we believe the benefits of being an independent company outweigh the drawbacks, we have historically received certain benefits from being part of a larger organization, including access to certain resources and certain economies of scale. We may be unable to replace these benefits as an independent company, or only be able to do so at significant expense, which may adversely affect our business.

Our historical and pro forma financial information is not necessarily indicative of our results as a separate company and therefore may not be reliable as an indicator of our future financial results.

Our historical financial statements and unaudited pro forma combined and consolidated financial statements have been created from Vishay Intertechnology’s financial statements using our historical results of operations and historical bases of assets and liabilities as part of Vishay Intertechnology. Accordingly, the historical financial information we have included in this information statement is not necessarily indicative of what our financial position, results of operations and cash flows would have been if we had been a separate, stand-alone entity during the periods presented.

The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future and does not reflect many significant changes that will occur in our cost structure, funding, and operations as a result of the spin-off. While our historical results of operations include all costs of Vishay Intertechnology’s precision measurement and foil resistor businesses, our historical costs and expenses do not include all of the costs that would have been or will be incurred by us as an independent company. In addition, we have not made adjustments to our historical financial information to reflect changes, many of which are significant, that will occur in our cost structure, financing and operations as a result of the spin-off. These changes include potentially increased costs associated with reduced access to resources, economies of scale, and purchasing power.

While our combined and consolidated financial statements are calculated on a separate tax return basis, our effective income tax rate as reflected in our historical financial statements and pro forma financial information also may not be indicative of our future effective income tax rate. Among other things, the rate may be materially impacted by changes in the mix of our earnings from the various jurisdictions in which we operate, the tax characteristics of our earnings, the timing and amount of earnings of foreign subsidiaries that we repatriate to the United States, which may increase our tax expense and taxes paid, the timing and results of any reviews of our income tax filing positions in the jurisdictions in which we transact business, and the expiration of the tax incentives for manufacturing operations in Israel.

We may not be successful in establishing an independent identity.

We have historically conducted our business under the Vishay trade name and trade names acquired as part of our vertical product integration. We believe our customers, suppliers, and potential employees recognize the value of those brand names, and accordingly, we have entered into an agreement with Vishay Intertechnology to continue to use the Vishay trade name and trademarks as part of our marketing effort. As part of our separation from Vishay Intertechnology, we are now investing time, effort and resources to establish our independent identity in the marketplace. The shared use of the Vishay trade names may cause confusion in the marketplace and inappropriately link the two companies despite the spin-off. We do not know whether our effort to establish our independent identity will be successful, the cost of doing so may be substantial, and any resulting confusion could cause us substantial harm.

Vishay Intertechnology will provide a number of services to us pursuant to a transition services agreement. When the transition services agreement terminates, we will be required to replace Vishay Intertechnology’s services internally or through third parties on terms that may be less favorable to us.

Under the terms of a transition services agreement that we expect to enter into with Vishay Intertechnology prior to the spin-off, Vishay Intertechnology will provide to us, for a fee, specified support services related to information technology for a period of up to 18 months following the spin-off. When the transition services agreement terminates, Vishay Intertechnology will no longer be obligated to provide any of these services to us, and we will be required to assume the responsibility for these functions ourselves. While we anticipate being prepared to perform these functions on our own at or before the expiration of the transition services agreement, there is no assurance of our ability to do so. If we cannot perform these services for ourselves, we may be required to retain an outside service provider at rates in excess of the fees that we will pay under the transition services agreement, which could adversely affect us.

The absence of representations and warranties and the “as is, where is” nature of the spin-off is customary for transactions of this nature, but these characteristics may be considered to be unfavorable to us in comparison to the types of contractual protections we might be expected to receive from a seller if we were instead purchasing all of our assets from Vishay Intertechnology in an arms-length negotiated transaction.

Neither we nor Vishay Intertechnology will make any representation or warranty as to the assets or liabilities transferred or assumed, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents or as to any consents or governmental approvals which may be required in connection with the transfers. Except as expressly set forth in the master separation agreement or in any ancillary agreement, all assets will be transferred on an “as is, where is” basis. The absence of representations and warranties and the “as is, where is” nature of the spin-off is customary for transactions of this nature, in which we are acquiring all of our assets, subject to specified liabilities being assumed, without paying a fair market value purchase price.  These characteristics of the spin-off may be considered to be unfavorable to us in comparison to the types of contractual protections we might be expected to receive from a seller if we were instead purchasing all of our assets from Vishay Intertechnology in an arms-length negotiated transaction.

We will agree to certain restrictions in order to comply with U.S. federal income tax requirements for a tax-free spin-off and may not be able to engage in acquisitions with related parties and other strategic transactions that may otherwise be in our best interests.

Current U.S. federal tax law that applies to spin-offs generally creates a presumption that the spin-off would be taxable to Vishay Intertechnology but not to its stockholders if we engage in, or enter into an agreement to engage in, a plan or series of related transactions that would result in the acquisition of a 50% or greater interest (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the spin-off, unless it is established that the transaction is not pursuant to a plan related to the spin-off. United States Treasury Regulations generally provide that whether an acquisition of our stock and a spin-off are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain “safe harbors” for acquisitions of our stock that are not considered to be part of a plan related to the spin-off.

There are other restrictions imposed on us under current U.S. federal tax law for spin-offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as limitations on sales or redemptions of our common stock for cash or other property following the distribution.

In the tax matters agreement with Vishay Intertechnology, we will agree that, among other things, we will not take any actions that would result in any tax being imposed on Vishay Intertechnology as a result of the spin-off. Further, for the two-year period following the spin-off, we will agree not to: (1) repurchase any of our stock except in certain circumstances permitted by the IRS guidelines, (2) voluntarily dissolve or liquidate or engage in any merger (except certain cash acquisition mergers), consolidation, or other reorganizations except for certain mergers of our wholly-owned subsidiaries to the extent not inconsistent with the tax-free status of the spin-off, or (3) sell, transfer, or otherwise dispose of more than 50% of our assets, excluding any sales conducted in the ordinary course of business.

We will, however, be permitted to take certain actions otherwise prohibited by the tax matters agreement if we provide Vishay Intertechnology with an opinion of tax counsel or private letter ruling from the IRS, reasonably acceptable to Vishay Intertechnology, to the effect that these actions will not affect the tax-free nature of the spin-off. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets, or enter into business combination transactions.

Substantial sales of our common stock following the distribution may have an adverse impact on the trading price of our common stock.

Some of the Vishay Intertechnology’s stockholders who receive our shares of common stock may decide that their investment objectives do not include ownership of our shares, and may sell their shares of common stock following the distribution. In particular, certain Vishay Intertechnology stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that we may not achieve after the distribution. We cannot predict whether other stockholders will resell large numbers of our shares of common stock in the public market following the distribution or how quickly they may resell these shares. If our stockholders sell large numbers of our shares of common stock over a short period of time, or if investors anticipate large sales of our shares of common stock over a short period of time, this could adversely affect the trading price of our shares of common stock.

Dr. Felix Zandman, who founded our business and continues to be active in technical developments, will be a consultant to us but will not be devoting any substantial time to us.

Our business was begun by Dr. Felix Zandman, and his inventions form the basis for many of our core products. Dr. Zandman has been active in the technical side of our business and has also been involved in the search for complementary technologies and businesses to promote our strategy of vertical integration. Following the spin-off, Dr. Zandman is expected to serve as an R&D consultant to our company. However, Dr. Zandman will continue to serve as executive chairman of the board and chief technical and business development officer of Vishay Intertechnology and therefore can be expected to devote the substantial majority of his time following the spin-off to Vishay Intertechnology and its businesses. The time that he will be able to devote as a consultant to our business will be limited to 5% of his working time, which could adversely affect us.

Especially in the current environment, our smaller size may make it difficult for us to raise debt financing if we need to do so.

We anticipate that shortly after the consummation of the spin-off, we will have in place a revolving credit facility that will allow us to borrow up to $40 million to fund our working capital requirements and for other operational uses. We also anticipate that we will have at that time cash in the amount of approximately $70 to $80 million. While we expect that the combination of our cash and availability under the revolving credit facility will be sufficient to fund our liquidity needs for the foreseeable future, if we do require additional cash, for example for the purposes of financing acquisitions, we may have difficulty obtaining additional borrowings in the credit markets, on terms that we find commercially acceptable or at all. Since the beginning of the recent economic downturn, banks have tightened their lending standards. Our smaller size and the absence of a history of operations as a stand-alone company could make lenders reluctant to lend to us, especially in the current environment.

The terms of our spin-off from Vishay Intertechnology may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

The terms of our spin-off from Vishay Intertechnology could delay or prevent a change of control that you may favor. An acquisition or issuance of our common stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e) of the Code, please see “The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off.” Under the tax matters agreement we will enter into with Vishay Intertechnology, we would be required to indemnify Vishay Intertechnology for the resulting tax in connection with such an acquisition or issuance and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

See “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology—Tax Matters Agreement” and “Description of Our Capital Stock” for a more detailed description of these agreements and of these provisions of Delaware law, our charter and bylaws.

Until the distribution occurs, Vishay Intertechnology has the sole discretion to change the terms of the spin-off in ways which may be unfavorable to us.

Until the distribution occurs, Vishay Intertechnology will have the sole and absolute discretion to determine and change the terms of, and whether to proceed with, the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, Vishay Intertechnology may decide at any time not to proceed with the spin-off.

We will be using the mark Vishay under license from Vishay Intertechnology, Inc, which could result in product and market confusion.

Although we will be an independent company following the spin-off, we will continue to use the mark Vishay as part of our name and in connection with many of our products. Our use of the Vishay mark will be governed by an agreement between us and Vishay Intertechnology, giving us a perpetual, royalty-free, worldwide license for the use of the mark. We believe that it is important that we continue the use of the Vishay name in order to benefit from the reputation of the Vishay brand, which was first used in connection with our foil resistors and strain gages when Vishay Intertechnology was founded over 40 years ago. There are risks associated with our use of the Vishay mark, however, both for us and for Vishay Intertechnology. Because both we and Vishay Intertechnology will be using the Vishay mark, confusion could arise in the market regarding the products offered by the two companies, and there could be a misplaced perception of our continuing to be associated with Vishay Intertechnology. Also, any negative publicity associated with one of the two companies in the future could adversely affect the public image of the other. Finally, Vishay Intertechnology will have the right to terminate the license agreement in certain extreme circumstances if we are in material and repeated breach of the terms of the agreement, which would likely have an adverse effect on us and our business.

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop.

There currently is no public market for our common stock. We have applied for listing of our shares on the New York Stock Exchange and anticipate that our shares will be traded there under the symbol “VPG.” We anticipate that, on or shortly before the record date for the distribution, trading of our common shares will begin on a “when-issued” basis and will continue through the distribution date. Beginning on the first trading date after the distribution date, we anticipate that our shares will begin trading “regular way” on the New York Stock Exchange. However, we cannot assure you that an active trading market for our common shares will develop as a result of the distribution or be sustained in the future. If a liquid trading market for our shares does not develop, you may have difficulty disposing of your shares of our common stock, at prices that are attractive to you or at all.

We cannot predict the prices at which our common stock may trade, and the trading prices may fluctuate widely.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, including:
  our business profile and market capitalization, which may not fit the investment objectives of Vishay Intertechnology stockholders;
  changes in our investor base;
  our quarterly or annual earnings;
  actual or anticipated fluctuations in our operating results;
  changes in accounting standards, policies, guidance, interpretations or principles;
  announcements by us or our competitors of significant acquisitions or dispositions;
  the extent to which securities analysts provide coverage for our common shares after the distribution;
  changes in earnings estimates by securities analysts or our ability to meet those estimates;
  the operating and stock price performance of other comparable companies; and
  overall market fluctuations and general economic conditions.
There can be no assurance that the combined trading prices of our common stock and Vishay Intertechnology common stock after the spin-off will be greater than the trading price for Vishay Intertechnology common stock prior to the spin-off, and the combined trading prices may be lower.

Our smaller size may affect the trading market for our shares.

We will be a substantially smaller company than Vishay Intertechnology. Our revenues for 2009 were only about 8.4% of the revenues of Vishay Intertechnology for the same year, and our assets as of December 31, 2009 were only about 7.7% of the assets of Vishay Intertechnology at the same date. At least initially we will be considered a “microcap” company. Our trading volume, once it has stabilized following the distribution of our shares, is likely to be much lower than the historical trading volume for Vishay Intertechnology. Also, it is possible that there will be less market and institutional interest in our shares, and that we will not attract substantial coverage in the analyst community. As a result, the trading market for our shares may be less liquid, making it more difficult for investors to dispose of their shares at favorable prices, and investors may have less independent information and analysis available to them concerning our company.

Investors may be unable to accurately value our common stock based upon comparable companies.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public company exists that is directly comparable to our size, scale and product offerings. Therefore, investors may find it difficult to accurately value our common shares, which may cause our common shares to trade at a lower value.

The holders of Class B common stock will have effective voting control of our company.

Similar to the capital structure of Vishay Intertechnology, we will have two classes of common stock: common stock and Class B common stock. The holders of common stock are entitled to one vote for each share held, while the holders of Class B common stock are entitled to 10 votes for each share held. Currently, the holders of Vishay Intertechnology Class B common stock hold approximately 45% of the voting power of that company, and they are expected to have similar voting power in our company following the spin-off. Directly, through family trusts, and as voting trustee under a voting trust agreement, Dr. Felix Zandman, executive chairman and chief technical and business development officer of Vishay Intertechnology who will serve as an R&D consultant to our company, is expected to have sole or shared voting power over substantially all of the outstanding Class B common stock. The holders of Class B common stock will effectively be able to cause the election of directors and approve other actions as stockholders without the approval of other stockholders of our company, including the sale, merger, or other transactions involving our company. This may adversely affect the market value of our stock.

We may be reluctant to issue substantial additional shares in order not to dilute the interests of our existing stockholders, which could impede growth.

The strategy of the Vishay Intertechnology measurements business has included a strong focus on acquisitions. Historically, these acquisitions were financed with Vishay Intertechnology’s cash on hand. One of the factors that the board of directors of Vishay Intertechnology considered in approving the spin-off was our ability, as a stand-alone public company, to use shares of our common stock as currency for future acquisition activity. If acquisition opportunities were to arise in which it would be advisable to issue our shares, our board of directors would need to consider the potentially dilutive effect on the interests and voting power of our existing stockholders. Any reluctance to issue additional shares could impede our future growth.

Your percentage ownership of our common stock may be diluted in the future.

Your percentage ownership of our common stock may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. Prior to the record date for the distribution, we expect that Vishay Intertechnology will approve the Vishay Precision Group, Inc. 2010 Stock Incentive Program, which will provide for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, and other equity-based awards to our directors, officers and other employees, advisors and consultants.

Certain provisions of our certificate of incorporation and bylaws may reduce the likelihood of any unsolicited acquisition proposal or potential change of control that you might consider favorable.

Our bylaws contain provisions that could be considered “anti-takeover” provisions because they make it harder for a third party to acquire us without the consent of our incumbent board of directors. Under these by-law provisions:
  stockholders may not change the size of the board of directors or, except in limited circumstances, fill vacancies on the board of directors;
  stockholders may not call special meetings of stockholders;
  stockholders must comply with advance notice provisions for nominating directors or presenting other proposals at stockholder meetings; and
  our board of directors may without stockholder approval issue preferred shares and determine their rights and terms, including voting rights, or adopt a stockholder rights plan.
These provisions could have the effect of discouraging an unsolicited acquisition proposal or delaying, deferring or preventing a change of control transaction that might involve a premium price or otherwise be considered favorably by our stockholders.

FORWARD-LOOKING INFORMATION

Certain statements contained in or incorporated by reference into this document are “forward-looking statements.” These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. All forward-looking statements involve risks and uncertainties. In particular, any statements regarding the benefits of the spin-off, as well as expectations with respect to future business performance, operating efficiencies and cost savings, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:
  overall economic and business conditions,
  the demand for our products,
  competitive factors in the industries in which we compete, changes in government regulation,
  changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations, changes in United States generally accepted accounting principles or interpretations of those principles by governmental agencies and self-regulatory groups, interest rate fluctuations, foreign currency rate fluctuations, and other capital market conditions, economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders, changes in the cost of raw materials used in our business, successful research and development and product development activity, the timing, impact, and other uncertainties of pending and future acquisitions by us, and the ability to achieve anticipated synergies and other cost savings in connection with such future acquisitions.
These factors and the risk factors described in the previous section are those of which we are currently aware. However, they are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. The forward-looking statements included in this document are made only as of the date of this document, and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. We cannot assure you that projected results or events reflected in the forward-looking statements will be achieved or will occur.

THE SPIN-OFF

Background

Vishay Intertechnology began its business as a manufacturer of foil resistors and foil resistance strain gages. Through a series of acquisitions over the course of 40 years, Vishay Intertechnology has transformed itself into primarily a manufacturer and supplier of discrete semiconductors and passive electronic components. At the same time, Vishay Intertechnology expanded its measurements business through acquisitions, moving the business from its initial focus on precision foil resistors and foil strain gages to include load cells, instrumentation and integrated measurement systems. Because the core components of the measurements business are foil strain gages—resistors that are sensitive to various forms of stress—Vishay Intertechnology included the measurements business in its Passive Components segment, along with other types of resistors, capacitors, and inductors.

In recent years, the measurements business has pursued a strategy of vertical integration, alongside its sales of strain gages and load cells. In vertically integrated production, strain gages are used to manufacture load cells, and the load cells, along with instrumentation and software, are integrated into load cell modules and complete measurement systems. The approach of vertical integration differs from the horizontal strategy of Vishay Intertechnology’s discrete semiconductor and passive component businesses, which is to offer a broad product line of components to equipment manufacturers, directly and through independent distribution channels.

Along with the divergence in strategy, management has concluded that the measurements business is not a core component of Vishay Intertechnology’s operations in terms of products, technology, manufacturing processes, markets and customers. In March 2009, management suggested to the Vishay Intertechnology board that the company consider a separation of the measurements business through a tax-free spin-off to Vishay Intertechnology stockholders. The board at the time authorized management to pursue consideration of a spin-off and also authorized the Strategic Affairs Committee of the Vishay Intertechnology board to advise with respect to the possibility of such a transaction. The Strategic Affairs Committee consists of three members of the Vishay Intertechnology board, each of whom qualifies as an independent director under the rules of the New York Stock Exchange, and is separately represented by independent counsel.

Following board authorization, Vishay Intertechnology management began an intensive period of investigation of the business, tax and legal aspects of the spin-off, together with Vishay Intertechnology’s financial, accounting and legal advisors.

Since August 2009, J.P. Morgan has been acting as financial advisor to Vishay Intertechnology on the potential spin-off of Vishay Precision Group. Among other things, J.P. Morgan has assisted Vishay Intertechnology in reviewing and analyzing the financial aspects and potential capital markets implications of the potential spin-off.

After receiving management’s recommendation to proceed with the spin-off, the Strategic Affairs Committee conducted interviews with key members of management, held meetings with the company’s advisors and reviewed materials concerning the proposed spin-off. The Committee and its independent advisors and counsel also met on their own on multiple occasions to consider the recommendations of management and the company’s advisors and, based on these recommendations and its own investigation, determined to advise the full board in favor of the spin-off.

Upon the advice of the Strategic Affairs Committee, and after considering various alternatives (including the possible sale of the businesses), the board of directors of Vishay Intertechnology authorized the announcement of the company’s intention to spin off its precision measurement and foil resistor businesses into an independent publicly traded company, with Vishay Intertechnology’s common stockholders receiving common stock of the spin-off company and Vishay Intertechnology’s Class B common stockholders receiving shares of Class B common stock of the spin-off company. The announcement was made on October 27, 2009. Since that time, the board of directors of Vishay Intertechnology and its Strategic Affairs Committee have continued to monitor the progress of the spin-off, and based on the current existing circumstances, they continue to believe that the spin-off represents the best opportunity at the present time for Vishay Intertechnology stockholders to realize value from Vishay Intertechnology’s precision measurement and foil resistor businesses, as well as to enhance the focus of Vishay Intertechnology’s remaining core businesses.

The spin-off will be accomplished through the distribution of stock of our company to stockholders of record of Vishay Intertechnology as of the record date of [record date]. The distribution will occur on the distribution date of [spin-off date]. On that date, each holder of Vishay Intertechnology common stock will receive 1 share of our common stock for every 14 shares of Vishay Intertechnology common stock held, and each holder of Vishay Intertechnology Class B common stock will receive 1 share of our Class B common stock for every 14 shares of Vishay Intertechnology Class B common stock held. The distribution is subject to the satisfaction or waiver of certain conditions, which are described in this information statement under “Conditions to the Spin-off.”

Following the spin-off, Vishay Intertechnology will cease to own any equity interest in our company, and we will be an independent, publicly traded company. No vote of Vishay Intertechnology’s stockholders is required or being sought in connection with the spin-off, and Vishay Intertechnology’s stockholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-off

Among other things, the board of directors of Vishay Intertechnology considered the following potential benefits in making its determination to approve the spin-off. All of the listed positive factors were viewed as similarly significant in the Vishay Intertechnology board’s ultimate determination.
  Sharpening the management focus of each of our company and Vishay Intertechnology. The businesses of each of Vishay Intertechnology and us are different and require different focus. While our company’s business is based upon foil resistor technology and therefore has some connection to Vishay Intertechnology’s passive components business, overall the two businesses are distinct in a number of important ways. Our products are different from those of Vishay Intertechnology. We do not share common technologies or manufacturing facilities. Our ultimate customer base has limited overlap with the customers of Vishay Intertechnology. We do not utilize a common sales force and our products are marketed through different distribution channels with the current exception of our foil resistors which we manufacture but sell through distribution channels that are common to Vishay Intertechnology. We also have disparate business and operational strategies. Vishay Intertechnology’s customers typically purchase a variety of discrete electronic components of the types manufactured by Vishay Intertechnology. Vishay Intertechnology pursues a horizontal business strategy, in which it offers its customers the broadest line of products, encourages “one-stop shopping” for their component needs and urges customers to design-in Vishay Intertechnology components into their products. Vishay Intertechnology competes primarily on the basis of the product quality, price, availability and breadth of its product offerings, with very little vertical integration of its product lines. In contrast, we provide our customers specific product solutions, particularly in our systems business. Our load cell modules and precision measurement systems businesses, which we are targeting for growth, involve multiple integrated components of our design and manufacture, which are often custom-designed. We compete based on our anticipation of customer needs—often in advance of the customers themselves—sophisticated design, customer relations and service. Our separation from Vishay Intertechnology will allow our management to focus on the distinct needs and challenges of our business. It should also make Vishay Intertechnology a more competitive, pure-play electronic components company.

  Allowing our company and Vishay Intertechnology to each optimize allocation of resources. The spin-off will allow both us and Vishay Intertechnology to optimize allocation of resources in its own best interests. We require financial resources for capital improvements, research and development, marketing and acquisition activity, as does Vishay Intertechnology, but criteria for application of these resources may differ at the two companies. For example, some of our important development projects are more complex and have a longer time horizon than many of the research and development projects in other parts of Vishay Intertechnology’s business. Frequently, we do not expect our systems projects to produce returns for a period of 18 to 24 months, while many of the R&D projects at Vishay Intertechnology are expected to come to market in a 12-month time frame. In the recent recessionary environment, where management was focused on managing the risks associated with projects that have longer payback periods, some of our projects were deferred. Following the spin-off, we will be able to make decisions regarding use of capital and other financial resources in accordance with what is best for our company, based on our own business strategy.

  Enabling the financial markets to appropriately value our company. We believe that our small size relative to the rest of Vishay Intertechnology has caused the financial markets to discount the investments Vishay Intertechnology has made in our business. Also, financial analysts who follow Vishay Intertechnology do not generally discuss our business or its contribution to Vishay Intertechnology’s performance. Following the separation, the markets will be able to value our company separately from Vishay Intertechnology and provide us with independent coverage. It is expected that as a stand-alone public company, our business will support favorable market metrics consistent with other companies in our industry and our operational performance, strong cash flow, and prospects for growth, particularly in modules and systems, thereby creating value for stockholders. These companies consist of Mettler Toledo, Measurement Specialties, MTS Systems Corporation, and Sartorius, who were identified for us by our financial advisors as comparable to us in terms of product offerings, operating metrics in markets in which we compete, growth prospects, and risks.

  Enhancing the effectiveness of the compensation programs of our company and Vishay Intertechnology. Both we and Vishay Intertechnology seek to attract the best personnel and incentivize them with cash and equity compensation that is tied to their performance. At Vishay Intertechnology, cash bonus compensation is typically tied to individual performance targets and overall company performance. Equity compensation has taken the form of stock options, restricted stock and restricted stock units. As a result of the spin-off, both the cash bonus and equity compensation that we will be able to offer to our management team will be tied solely to the performance of our business. It should therefore more accurately reward the efforts of management and key employees on behalf of our company and thus be more effective in promoting our strategic direction and goals. The compensation structure of Vishay Intertechnology following the spin-off will similarly be more focused on its core business.

  Providing us with the potential of equity currency to pursue our acquisition strategy . The core operations of our business have been formed through numerous acquisitions undertaken by Vishay Intertechnology, particularly in support of our strategy of vertical product integration. We expect to continue to pursue an acquisition strategy on an opportunistic basis, which we view as a key element in the growth of our measurement systems business. Vishay Intertechnology has in the past used stock as acquisition currency, but because of the small size of the acquisitions in the measurements and foil area relative to Vishay Intertechnology as a whole, the use of Vishay Intertechnology stock to fund acquisitions in this area was not compelling either to Vishay Intertechnology or to the owners of the acquisition targets. Accordingly, in the past, the acquisitions that Vishay Intertechnology effected in the precision measurement and foil resistor businesses were made with cash. As a stand-alone public company, we will be able to consider using our stock as currency for acquisitions where the circumstances warrant. Our stock may be more attractive to our acquisition targets, who will be better able to understand and value our business than if we were offering stock in a much larger entity such as Vishay Intertechnology with substantial unrelated businesses. Depending on the valuation our stock achieves, we may be able to issue our equity to the owners of acquisition targets on favorable terms that will minimize dilution to our own stockholders.
Neither we nor Vishay Intertechnology can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

The board of directors of Vishay Intertechnology and its Strategic Affairs Committee, with the assistance of the company’s and the Committee’s advisors, considered various potential risks and other negative factors in determining whether to proceed with the spin-off. These included the loss by Vishay Intertechnology of our earnings and cash flow following the spin-off, the possibility that the anticipated value creation for stockholders as a result of the spin-off would not materialize, the possible negative effects of the spin-off on the credit ratings of Vishay Intertechnology, the possible negative market reaction to our dual-class capital structure, the possibility that as a significantly smaller company than Vishay Intertechnology our economic viability and the market for our shares could be compromised, the risk that our management would not be able to execute our business plan so as to achieve the anticipated benefits of the spin-off and the risk that general business, economic and market conditions would similarly interfere with the realization of the operational and strategic advantages that we expect to achieve as an independent public company. The Vishay Intertechnology board of directors concluded that the potential benefits of the spin-off outweighed these negative factors.

The Vishay Intertechnology board also considered alternatives to the spin-off transaction, including a possible sale of the precision measurement and foil resistor businesses. The Vishay Intertechnology board concluded that, in the current economic and business climate, none of the alternatives was likely to create value for stockholders equal to the anticipated benefits of the spin-off. The Vishay Intertechnology board also determined that it was advisable not to delay or defer consummation of the spin-off. With the acquisitions consummated in the last several years having been fully assimilated, our company now has the elements necessary to operate on a stand-alone basis as a vertically integrated producer of precision measurement products.

The Vishay Intertechnology board also considered the risk that the combined trading prices of our common stock and Vishay Intertechnology common stock after the spin-off may be lower than the trading price for Vishay Intertechnology common stock prior to the spin-off. The Vishay Intertechnology board of directors concluded that the potential benefits of the spin-off outweighed this risk.

In view of the wide variety of complex factors that it took into account, the Vishay Intertechnology board did not attempt to quantify, rank or assign relative weights to the factors that it considered in determining to proceed with the spin-off.

Manner of Effecting the Spin-off

On the distribution date, Vishay Intertechnology will effect the spin-off by distributing to holders of record of its common stock (or their designees) as of the record date a dividend of 1 share of our common stock for every 14 shares of Vishay Intertechnology common stock held by them on the record date and not subsequently sold in the “regular way” market. Holders of record of Vishay Intertechnology Class B common stock as of the record date will receive a dividend of 1 share of our Class B common stock for every 14 shares of Vishay Intertechnology Class B common stock held by them.

Prior to the spin-off, Vishay Intertechnology will deliver all of the issued and outstanding shares of our common stock to the distribution agent. On or about the distribution date, the distribution agent will effect delivery of the shares of our common stock issuable in the spin-off through the transfer agent’s book-entry registration system by mailing to each record holder a statement of holdings detailing the record holder’s ownership interest in our company and the method by which the record holder may access its account and, if desired, trade its shares of our common stock.

Many Vishay Intertechnology stockholders hold their Vishay Intertechnology common stock through a bank, brokerage firm, or other financial nominee. The nominee is said to hold the shares in “street name,” and the stockholder’s beneficial ownership of the shares is recorded on the books and records of the nominee. If you hold your Vishay Intertechnology shares through a nominee, your nominee will credit your account with the Vishay Precision Group common stock that you are entitled to receive in the spinoff. If you have any questions concerning the mechanics of having your shares of Vishay Precision Group common stock held in “street name,” you should contact your nominee.

Please note that if any stockholder of Vishay Intertechnology on the record date sells shares of Vishay Intertechnology common stock after the record date but on or before the distribution date in the “regular-way” market, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “—Trading of Vishay Intertechnology Common Stock Between the Record Date and the Distribution Date” below for more information.

Vishay Intertechnology will deliver shares of our Class B common stock directly to the holders of the Vishay Intertechnology Class B common stock.

You are not being asked to take any action in connection with the spin-off. You also are not being asked for a proxy or to surrender any of your shares of Vishay Intertechnology common stock for shares of our common stock. The number of outstanding shares of Vishay Intertechnology common stock will not change as a result of the spin-off, although the value of shares of Vishay Intertechnology common stock may be affected.

Warrants

In connection with an acquisition, on December 13, 2002, Vishay Intertechnology issued Class A warrants to acquire 7,000,000 shares of Vishay Intertechnology common stock at an exercise price of $20.00 per share and Class B warrants to acquire 1,823,529 shares of Vishay Intertechnology common stock at an exercise price of $30.30 per share. With the exception of the exercise price, the Class A warrants and the Class B warrants have identical terms and provisions.  Under the terms of these warrants, on the date of the spin-off, each holder of an outstanding and unexercised warrant is entitled to a warrant evidencing a right to purchase a number of shares of our capital stock that the holder would have received had the holder exercised the Vishay Intertechnology warrants immediately prior to the record date for the spin-off.  The terms of the warrants to acquire our common stock will be the same as the terms of the Vishay Intertechnology warrants, except that the exercise price will be determined ten trading days after the spin-off based upon a formula included in the warrant agreement, described on page 153.  Additional information regarding the warrants to be issued is included in “Description of our Capital Stock – Warrants” beginning on page 153.

Exchangeable Notes

In connection with the same acquisition in which Vishay Intertechnology issued its warrants, on December 13, 2002, Vishay Intertechnology issued $105,000,000 in nominal (or principal) amount of its floating rate unsecured exchangeable notes due 2102.  The notes are governed by a note instrument, made by Vishay Intertechnology on December 13, 2002, and a put and call agreement, dated as of December 13, 2002.  The notes may be put to Vishay Intertechnology in exchange for shares of its common stock and, under certain circumstances, may be called by Vishay Intertechnology for similar consideration.  The put/call rate is currently $17.00 of nominal amount of the notes per share of Vishay Intertechnology common stock.

Under the terms of the put and call agreement, by reason of the spin-off, Vishay Intertechnology is required to take action, and cause us to take action, so that the existing notes are deemed exchanged as of the date of the spin-off, for a combination of new notes of Vishay Intertechnology and notes issued by us.  The exact amount of the liability to be assumed by us under the exchangeable notes will not be known until ten trading days after the spin-off.

The terms of the new Vishay Intertechnology notes and our notes will be identical to the terms of the existing notes, except for adjustments to the put/call rate, the nominal amounts of the notes and certain other stock price-dependent parameters, which will be based on formulae included in the note instrument and the put and call agreement.

We expect that the liability we assume for Vishay Intertechnology’s exchangeable notes will be approximately $13 million, however, the exact amount of the liability under the exchangeable notes will not be known until ten trading days after the spin-off.  See note (h) to our unaudited pro forma financial statements on page 54 for additional information, including how the amount of liability that we expect to assume was estimated.

Additional information is included in “Description of Certain Indebtedness” beginning on page 159.

Treatment of Fractional Shares

Fractional shares of our common stock will not be issued to Vishay Intertechnology stockholders as part of the distribution nor credited to book-entry accounts. Instead, the distribution agent will aggregate all of the fractional shares and sell them in the open market at then-prevailing prices and distribute the aggregate net cash proceeds from the sale, within three business days after such sale,  to each stockholder who would otherwise have been entitled to receive a fractional share of common stock in the distribution, based upon the fractional share that such holder would have been entitled to receive, after making appropriate deductions for any required withholdings for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-off” for a discussion of the U.S. federal income tax treatment of the proceeds received from the sale of fractional shares. We will bear the cost of brokerage fees incurred in connection with these sales. We anticipate that these sales will occur within one to two business days, and these sales are required to be completed within one week after the date of the spin-off. No interest will be paid from the distribution date. None of Vishay Intertechnology, us or the distribution agent will guarantee any minimum sale price for the fractional shares. The distribution agent will have the sole discretion to select the broker-dealer(s) through which to sell the shares and to determine when, how and at what price to sell the shares. Further, neither the distribution agent nor the selected broker-dealer(s) will be our affiliate or an affiliate of Vishay Intertechnology.

Fractional shares of our Class B common stock will not be issued. Instead, Vishay Intertechnology will pay each stockholder who would otherwise have been entitled to receive a fractional share of Class B common stock in the distribution an amount in cash that such stockholder would have received from the distribution agent had such fractional share been a fractional share of common stock.

Material U.S. Federal Income Tax Consequences of the Spin-off

The following discussion summarizes the material U.S. federal income tax consequences of the spin-offs of our common stock to a U.S. holder (as defined below) of Vishay Intertechnology that holds such stock as a capital asset for tax purposes. This discussion is based upon the Code, the Treasury regulations promulgated thereunder, which we refer to as the Treasury Regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. holder” is a beneficial owner of Vishay Intertechnology stock is for U.S. federal income tax purposes:
  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
This summary is of a general nature and does not purport to deal with all tax considerations that may be relevant to a holder in light of that holder’s particular circumstances or to a holder subject to special rules, such as:
  a financial institution or insurance company;

  a tax-exempt organization;

  a dealer or broker in securities;

  a holder who holds Vishay Intertechnology stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

  a holder who acquired Vishay Intertechnology stock pursuant to the exercise of compensatory options or otherwise as compensation.
If a partnership holds the shares of Vishay Intertechnology stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Vishay Intertechnology stock should consult its tax advisor.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the transaction and does not constitute tax advice. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the transaction. Accordingly, we strongly urge each holder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the transaction.

General

Vishay Intertechnology has received a private letter ruling from the IRS that concludes, based upon the facts, representations, assumptions and undertakings in the ruling, that the spinoff will qualify for tax-free treatment to Vishay Intertechnology and its stockholders under Section 355 and related provisions of the Code.

The IRS ruling does not address all of the issues that are relevant to determining whether the spin-off will qualify for tax-free treatment. The issues not addressed by the ruling consist primarily of issues on which the IRS customarily declines to rule. It is, however, also a condition to closing that Vishay Intertechnology receive an opinion from its special tax counsel, Pepper Hamilton LLP, that the spin-off will generally qualify for tax-free treatment to you and Vishay Intertechnology for U.S. federal income tax purposes. The opinion is expected to address those issues that are not addressed by the IRS ruling.

As a result of such tax-free treatment:
  No gain or loss will be recognized by U.S. holders of Vishay Intertechnology stock and no amount will be included in the income of a holder of Vishay Intertechnology stock as a result of the spin-off, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of our stock.

  A U.S. holder will recognize gain or loss on any cash received in lieu of a fractional share of our stock equal to the difference between the amount of cash received in lieu of the fractional share and the holder’s tax basis in the fractional share of our stock (determined in the manner described in the next bullet point). Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for all of its stock is more than one year as of the closing date of the spin-off.

  A Vishay Intertechnology stockholder who receives shares of our stock in the spin-off will have an aggregate adjusted basis in its shares of our stock (including any fractional share in respect of which cash is received) and its shares of Vishay Intertechnology stock immediately after the spin-off equal to the aggregate adjusted basis of the stockholder’s Vishay Intertechnology stock held prior to the spin-off, which will be allocated in proportion to their relative fair market values; and

  The holding period of the shares of our stock received in the spin-off by a Vishay Intertechnology stockholder will include the holding period of its shares of Vishay Intertechnology stock, provided that such shares of Vishay Intertechnology stock were held as a capital asset on the distribution date.
Although a private letter ruling is generally binding on the IRS with respect to the party for which it was obtained, if the facts, representations, assumptions or undertakings set forth in the ruling request are incorrect or violated in any material respect, the ruling may be retroactively modified or revoked by the IRS. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court.

If the spin-off were not to qualify as a tax-free transaction, Vishay Intertechnology would have taxable gain equal to the excess of the fair market value of our stock and its tax basis therein. In addition, if the spin-off were not to qualify as a tax-free transaction, a U.S. holder would be treated as receiving a taxable distribution equal to the fair market value of our stock received in the spin-off, which would be taxed (i) as a dividend to the extent of the holder’s pro rata share of Vishay Intertechnology’s current and accumulated earnings and profits (including the gain to Vishay Intertechnology triggered by the spin-off), then (ii) as a nontaxable return of capital to the extent of the holder’s tax basis in Vishay Intertechnology’s stock with respect to which the distribution was made, and finally (iii) as capital gain with respect to the remaining value.

Even if the spin-off otherwise constitutes a tax-free transaction to you under Section 355, and related provisions of the Code, it would be taxable to Vishay Intertechnology if we engage in or enter into an agreement to engage in a plan of series of related transactions that would result in 50% or greater change (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the spin-off, unless it is established that the transaction is not pursuant to a plan related to the spin-off. United States Treasury Regulations generally provide that whether an acquisition of our stock and a spin-off are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain “safe harbors” for acquisitions of our stock that are not considered to be part of a plan related to the spin-off.

There are other restrictions imposed on us under current U.S. federal tax law for spin-offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as limitations on sales or redemptions of our capital stock for cash or other property following the distribution.

In the tax matters agreement with Vishay Intertechnology, we will agree that, among other things, we will not take any actions that would result in any tax being imposed on the spin-off. Please see “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology – Tax Matters Agreement” for more detail.

Treasury Regulations under Section 355 of the Code require that Vishay Intertechnology stockholders who own 5% or more, by vote or value, of the outstanding stock of Vishay Intertechnology prior to the spin-off attach statements to their U.S. federal income tax returns for the taxable year in which the spin-off occurs that show the application of Section 355 of the Code to the receipt of our stock in the spin-off.  A holder of a Vishay Intertechnology exchangeable note due 2102 who receives an exchangeable note from us in the spin-off has similar reporting obligations if the holder had a tax basis in the Vishay Intertechnology exchangeable notes due 2102 of $1,000,000 or more before the spin-off.

Vishay Intertechnology will make available to the Vishay Intertechnology stockholders who may be subject to this requirement any information known to Vishay Intertechnology and that is necessary to comply with this requirement.

Results of the Spin-off

After the spin-off, we will be an independent public company owning and operating what had previously been Vishay Intertechnology’s precision measurement and foil resistor businesses. Immediately following the spin-off, we expect to have outstanding approximately 12.3 million shares of our common stock and approximately 1,500 holders of record of shares of our common stock, based upon the number of shares of Vishay Intertechnology common stock outstanding and the number of record holders of Vishay Intertechnology common stock on the date of this information statement. We also expect to have outstanding 1.0 million shares of our Class B common stock and 13 holders of record of our Class B common stock, based upon the number of shares of Vishay Intertechnology Class B common stock and the number of holders of record of Vishay Intertechnology Class B common stock on the date of this information statement.

The spin-off will not affect the number of outstanding Vishay Intertechnology shares or any rights of Vishay Intertechnology stockholders, although it may affect the market value of the outstanding Vishay Intertechnology common stock. After the spin-off, Vishay Intertechnology common stock will continue to be listed on the New York Stock Exchange under the symbol “VSH.”

All of our capital stock is currently owned by Vishay Intertechnology. There currently is no trading market for our common stock. We have applied for listing of our common stock on the New York Stock Exchange and anticipate that it will trade on this exchange following the spin-off under the symbol “VPG.” We expect that a limited market, commonly known as a “when-issued” trading market, will develop for our common stock on or shortly before the record date for the distribution. If trading begins on a “when-issued” basis, you may purchase or sell shares of our common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We expect regular way trading of our common stock will begin on the first trading day after the completion of the spin-off. “Regular way” trading refers to trades that are settled through the regular settlement cycle, typically for securities such as our common stock on the third full trading day following the trade date. Neither we nor Vishay Intertechnology can assure you as to the trading price of our common stock after the spin-off or whether the combined trading prices of our common stock and Vishay Intertechnology’s common stock after the spinoff will be less than, equal to or greater than the trading prices of Vishay Intertechnology’s common stock prior to the spin-off. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. See “Risk Factors—Risks Related to the Spin-off.”

The shares of our common stock distributed to Vishay Intertechnology’s stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of common stock received in the spin-off only pursuant to an effective registration statement under the Securities Act of 1933, an appropriate exemption from registration, including pursuant to Rule 144 under the Securities Act.

Rule 144 will generally be available for the resale of our common stock by affiliates once 90 days have elapsed from the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, which is the date when the registration statement of which this information statement forms a part becomes effective. Under Rule 144, provided certain conditions are satisfied, an affiliate may sell, within any three-month period, a number of shares that does not exceed the greater of:
  1% of the then-outstanding shares of common stock; or

  the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.
Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, and the availability of current public information about us. Vishay Intertechnology currently owns all of our outstanding shares of common stock. Upon completion of the spin-off, Vishay Intertechnology will not beneficially own any shares of our common stock. None of our directors or executive officers currently owns any shares of our common stock, but those who own shares of Vishay Intertechnology will be treated the same as other holders of Vishay Intertechnology common stock in any distribution by Vishay Intertechnology and, accordingly, will receive shares of our common stock in the distribution. As of the distribution date, based on their holdings of Vishay Intertechnology common stock as of the date of this information statement, we estimate that our executive officers and directors will collectively hold 8,978 shares of our common stock that may be sold under Rule 144.

Our Class B common stock generally will not be transferable except in certain very limited instances, and we do not anticipate a market for the Class B common stock.

Our Relationship with Vishay Intertechnology following the Spin-off

Prior to the spin-off, we will enter into a master separation agreement with Vishay Intertechnology that will include the detailed terms of the spin-off and will provide a framework for the relationship between Vishay Intertechnology and us following the spin-off. Among other things, this agreement will allocate assets, liabilities and obligations between Vishay Intertechnology and us, will require cooperation between the parties to fulfill the terms of the spin-off and will specify the conditions to the spin-off. The parties will also enter into various ancillary agreements, including a tax matters agreement, a license agreement pursuant to which we will be licensing the Vishay mark from Vishay Intertechnology, an agreement providing for treatment of our employees and their benefits, certain real property leases, transition services agreements, supply agreements and certain other agreements.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology.”

Conditions to the Spin-off

We expect that the spin-off will be effective on [spin-off date]. As provided in the master separation agreement, the spin-off is subject to the satisfaction or, if permitted under the agreement, the waiver, of the following conditions:
  The Securities and Exchange Commission having allowed our registration statement on Form 10, of which this information statement forms a part, to become effective, no stop order relating to the registration statement being in effect and this information statement having been mailed to stockholders of Vishay Intertechnology.

  A private letter ruling having been received from the Internal Revenue Service confirming that distribution of our stock will be tax-free to Vishay Intertechnology and the Vishay Intertechnology stockholders for U.S. federal income tax purposes. This private letter ruling has been received.

  Vishay Intertechnology having received the opinion of Pepper Hamilton LLP confirming that the distribution of our stock will be tax-free to Vishay Intertechnology and the Vishay Intertechnology stockholders for U.S. federal income tax purposes.

  Vishay Intertechnology having received a ruling from the Israeli taxing authorities that the transfer of the Israeli companies into Vishay Precision Group will not give rise to a material amount of current Israeli tax. This ruling has been received.

  The listing of our common stock on the New York Stock Exchange having been approved, subject to official notice of issuance.

  No order, injunction or decree having been issued by any court of competent jurisdiction preventing consummation of the spin-off or any of the other transactions contemplated by the master separation agreement or any of the related agreements.

  Having received all  governmental approvals and other consents necessary to consummate the distribution, except where the failure to obtain such approvals or consents would not have a material adverse effect on the ability of the parties to complete the spin-off or on the business, assets, liabilities, condition or results of operations of VPG, Vishay Intertechnology, or its respective subsidiaries, taken as a whole.
Other than as specifically described in the first, second, fourth, and fifth bullet points above, we are not aware that any governmental approvals or other consents are necessary to consummate the distribution.

The fulfillment of the foregoing conditions will not create any obligation on Vishay Intertechnology’s part to effect the spin-off. Vishay Intertechnology has the right not to complete the spin-off if, at any time, Vishay Intertechnology’s board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Vishay Intertechnology or its stockholders or that market conditions are such that it is not advisable to separate us from Vishay Intertechnology.

Trading of Vishay Intertechnology Common Stock Between the Record Date and Distribution Date

Shortly before the record date for the spin-off, Vishay Intertechnology’s common stock will begin to trade in two markets on the New York Stock Exchange: a “regular way” market and an “ex-distribution” market. Between this time and the consummation of the spin-off, shares of Vishay Intertechnology common stock that are sold on the regular way market will include an entitlement to receive shares of our common stock distributable in the spin-off. Conversely, shares sold in the “ex-distribution” market will not include an entitlement to receive shares of our common stock distributable in the spin-off, as the entitlement will remain with the original holder. Therefore, if you own shares of Vishay Intertechnology common stock on the record date and thereafter sell those shares in the regular way market on or prior to the distribution date, you also will be selling the shares of our common stock that would have been distributed to you in the spinoff with respect to the shares of Vishay Intertechnology common stock you sell. If you own shares of Vishay Intertechnology common stock on the record date and thereafter sell those shares in the “ex-distribution” market on or prior to the distribution date, you will still receive the shares of our common stock in the spin-off. On the first trading day following the distribution date, shares of Vishay Intertechnology common stock will begin regular way trading without any entitlement to receive shares of our common stock.

Material Changes to the Terms of the Spin-off

Whether or not the conditions to the spin-off are satisfied, until the distribution date, the board of directors of Vishay Intertechnology retains the discretion to abandon the spin-off or to modify its terms, including the record date and the distribution date. If the Vishay Intertechnology board determines to abandon the spin-off or make any material changes to the terms of the spin-off, Vishay Intertechnology will notify Vishay Intertechnology stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information about us and about the spin-off to Vishay Intertechnology stockholders who will receive shares of our common stock in the spin-off. It is not and should not be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Vishay Intertechnology. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor Vishay Intertechnology undertake any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

We do not expect to pay regular cash dividends during the period following the spin-off, and we may be precluded from doing so under the terms of our anticipated revolving credit facility.

Subject to any restrictions under our anticipated credit facility, the declaration of any future dividends and, if declared, the amount of any such dividends, will be subject to our actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial condition and results of operations, our capital requirements, our prospects and such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization on a historical basis as of April 3, 2010, and pro forma to give effect to the spin-off and as adjusted to give effect to the repayment of intercompany indebtedness to Vishay Intertechnology.

This table should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined and Consolidated Financial Statements” and our unaudited interim condensed combined and consolidated financial statements and corresponding notes included elsewhere in this information statement. (in thousands)

	April 3, 2010
	Actual	Pro Forma (a)
Third-party debt, including current and long-term
Revolving credit facility	$-	$-
Third-party debt held by Japanese subsidiary	1,621	1,621
Exchangeable notes due 2102 (b)	-	13,000
Notes payable to banks	-	-
Total third-party debt	1,621	14,621
Net payable to affiliates (c)	33,443	-
Parent net investment / Paid-in capital	162,710	175,853
Total capitalization	$197,774	$190,474

(a)	Assumes that the spin-off occurred as of April 3, 2010.

(b)
We will assume the liability for a portion of Vishay Intertechnology's outstanding exchangeable notes due 2102, in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation. The capitalization table shows an approximation based on Vishay Intertechnology estimates. However, the exact amount of the liability under the exchangeable notes will not be known until ten trading days after the spin-off.  See note (h) to our unaudited pro forma financial statements on page 54 for additional information, including how the amount of liability that we expect to assume was estimated.

(c)	Net payable to affiliates represents amounts payable to Vishay Intertechnology subsidiaries excluding Vishay Precision Group and its subsidiaries. The net payable to affiliates will be settled at or prior to the spin-off date.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical financial data.

The statements of operations data for each of the years in the three years ended December 31, 2009 and the balance sheet data as of December 31, 2009 and 2008 have been derived from our audited combined and consolidated financial statements included elsewhere in this information statement.

The statements of operations data for the fiscal quarters ended April 3, 2010 and March 28, 2009, and the balance sheet data as of April 3, 2010 have been derived from our unaudited interim combined and consolidated financial statements included elsewhere in this information statement.

The financial data as of March 28, 2009, December 31, 2007, 2006, and 2005 and for the years ended December 31, 2006 and 2005 have been derived from our unaudited financial statements not included in this information statement.

Our historical financial data are not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown. The data should be read in conjunction with our historical financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined and Consolidated Financial Statements” included elsewhere in this information statement.

in thousands, except per share	As of and for the years ended December 31,					As of and for the fiscal quarter ended
	2009	2008 (b)	2007 (c)	2006	2005 (d)	April 3, 2010	March 28, 2009
Statement of Operations Data:
Net revenues	$171,991	$241,700	$239,036	$206,757	$174,892	$48,175	$43,705
Costs of products sold	119,286	161,804	154,525	128,227	112,597	31,127	29,654
Gross profit	52,705	79,896	84,511	78,530	62,295	17,048	14,051

Selling, general, and administrative expenses	43,356	51,714	48,017	44,510	42,933	13,207	11,024
Restructuring and severance costs	2,048	6,349	356	1,619	3,157	-	479
Impairment of goodwill	-	93,465	-	-	-	-	-
Operating income (loss)	7,301	(71,632)	36,138	32,401	16,205	3,841	2,548

Other income (expense):
Interest expense	(1,237)	(1,574)	(2,294)	(2,946)	(2,220)	(207)	(377)
Other	714	4,780	2,788	1,012	(547)	(4)	176
Other income (expense) - net	(523)	3,206	494	(1,934)	(2,767)	(211)	(201)

Income (loss) before taxes	6,778	(68,426)	36,632	30,467	13,438	3,630	2,347

Income tax expense	5,057	5,689	8,829	7,663	3,494	1,827	1,751

Net earnings (loss)	1,721	(74,115)	27,803	22,804	9,944	1,803	596
Less: net earnings
attributable to noncontrolling interests	17	15	111	56	-	27	7
Net earnings (loss) attributable to Parent (a)	$1,704	$(74,130)	$27,692	$22,748	$9,944	$1,776	$589

Balance Sheet Data:
Cash and cash equivalents	$63,192	$70,381	$56,803	$30,138	$19,633	$80,421	$73,287
Total assets	209,779	254,863	319,981	250,411	227,279	229,880	247,673
Net payable to affiliates	18,495	47,436	29,477	38,658	43,329	33,443	47,656
Long-term debt, less current portion	1,551	1,761	2,237	3,262	6,458	1,525	1,549
Working capital	102,489	145,363	127,667	92,401	76,993	105,992	146,243
Total Parent equity	148,090	150,158	229,420	154,116	130,273	150,479	148,365

(a)	This table does not include any earnings (loss) per share data. We were incorporated in August 2009 and during subsequent periods, the subsidiaries and operations comprising our business were wholly owned by various subsidiaries of Vishay Intertechnology. As a result, our capital structure was not comparable to the capital structure that we will have following the spin-off, and the presentation of earnings (loss) per share for historical periods would not be meaningful. For unaudited pro forma earnings (loss) per share data, see “Unaudited Pro Forma Combined and Consolidated Financial Statements” included elsewhere in this information statement.

(b)	Includes the results of Vishay Transducers India Limited from June 30, 2008 and of Powertron GmbH from July 23, 2008, the respective dates of acquisition.

(c)	Includes the results of PM Group from April 19, 2007, the date of acquisition.

(d)	Includes the results of SI Technologies from April 28, 2005 and Alpha Electronics K.K. from November 30, 2005, the respective dates of acquisition.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma combined and consolidated financial statements consist of unaudited pro forma combined and consolidated statements of operations for the year ended December 31, 2009 and the fiscal quarter ended April 3, 2010 and an unaudited pro forma combined and consolidated balance sheet as of April 3, 2010. The unaudited pro forma combined and consolidated financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined and consolidated financial statements and our unaudited interim combined and consolidated financial statements and the corresponding notes included elsewhere in this information statement.

The unaudited pro forma combined and consolidated financial statements included in this information statement have been derived from our historical financial statements included elsewhere in this information statement and do not necessarily reflect what our financial position and results of operations would have been if we had operated as a separate stand-alone entity during the periods shown.

The unaudited pro forma combined and consolidated statements of operations reflect our combined and consolidated results as if the spin-off and related transactions described below had occurred as of January 1, 2009, the beginning of the most recent year for which audited financial statements are available. The unaudited pro forma combined and consolidated balance sheet reflects our combined and consolidated results as if the spin-off and related transactions described below had occurred as of April 3, 2010.

The pro forma adjustments give effect to the following transactions:
  Cash contribution effective as of the spin-off date to achieve the target net cash balance pursuant to the master separation agreement.
  The cash settlement of net amounts payable to Vishay Intertechnology, and related effects on interest expense and interest income. These net amounts payable to Vishay Intertechnology are expected to be repaid at or prior to the spin-off.
  The distribution of 12.3 million shares of our common stock and 1.0 million shares of our Class B common stock to holders of Vishay Intertechnology common stock and Vishay Intertechnology Class B common stock.
  Estimated incremental costs associated with operating as a stand-alone company.
Our unaudited pro forma combined and consolidated statements of operations do not give effect to initial expenses directly attributable to the spin-off because of their non-recurring nature. A significant portion of these non-recurring charges to effect the separation will be incurred by Vishay Intertechnology, such as investment banker fees, outside legal and accounting fees relating to the spin-off, costs to separate information systems and temporary consulting costs. The only significant non-recurring transaction borne by us is Mr. Shoshani’s sign-on bonus described in “Executive Compensation  2010 Compensation from Vishay Precision Group – Employment Terms – Ziv Shoshani – Special Bonuses.” We will incur costs that have a future benefit to our company such as recruiting and relocation expenses associated with hiring key management positions new to our company and other employee compensation expenses. See “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology.”

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable based on our current plans and expectations; however, such adjustments are subject to change based on the finalization of the terms of the spin-off.

Vishay Precision Group, Inc.
Unaudited Pro Forma Combined and Consolidated Statement of Operations
Year Ended December 31, 2009
(dollars in thousands, except per share amounts)

		Pro Forma
	Historical	Adjustments		Pro Forma
Net revenues	$171,991			$171,991
Costs of products sold	119,286			119,286
Gross profit	52,705			52,705

Selling, general, and administrative expenses	43,356	4,600	(a)	47,956
Restructuring and severance costs	2,048			2,048
Operating income	7,301	(4,600)		2,701

Other income (expense):
Interest expense	(1,237)	868	(b)	(369)
Other	714	100	(c)	814
Other income (expense) - net	(523)	968		445

Income before taxes	6,778	(3,632)		3,146

Income tax expense	5,057	(1,271)	(d)	3,786

Net earnings (loss)	1,721	(2,361)		(640)
Less: net earnings (loss) attributable to
noncontrolling interests	17			17
Net earnings (loss) attributable to Parent	$1,704	$(2,361)		$(657)

Unaudited pro forma earnings per share:
Basic (e)				$(0.05)
Diluted (e)				$(0.05)

Wt. avg. shares used in calculated earnings per share:
Basic (e)				13,300
Diluted (e)				13,300

See accompanying notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

 Vishay Precision Group, Inc.
Unaudited Pro Forma Combined and Consolidated Statement of Operations
Fiscal Quarter Ended April 3, 2010
(dollars in thousands, except per share amounts)

		Pro Forma
	Historical	Adjustments		Pro Forma
Net revenues	$48,175			$48,175
Costs of products sold	31,127			31,127
Gross profit	17,048			17,048

Selling, general, and administrative expenses	13,207	590	(a)	13,797
Restructuring and severance costs	-			-
Operating income	3,841	(590)		3,251

Other income (expense):
Interest expense	(207)	108	(b)	(99)
Other	(4)	(20)	(c)	(24)
Other income (expense) - net	(211)	88		(123)

Income before taxes	3,630	(502)		3,128

Income tax expense	1,827	(176)	(d)	1,651

Net earnings (loss)	1,803	(326)		1,477
Less: net earnings (loss) attributable to
noncontrolling interests	27			27
Net earnings (loss) attributable to Parent	$1,776	$(326)		$1,450

Unaudited pro forma earnings per share:
Basic (e)				$0.11
Diluted (e)				$0.11

Wt. avg. shares used in calculated earnings per share:
Basic (e)				13,300
Diluted (e)				13,700

See accompanying notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

Vishay Precision Group, Inc.
Unaudited Pro Forma Combined and Consolidated Balance Sheet
as of April 3, 2010
(in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$80,421	$(7,300)	(f), (g)	$73,121
Accounts receivable, net	25,212			25,212
Net inventories	45,010			45,010
Deferred income taxes	4,984			4,984
Prepaid expenses and other current assets	5,333			5,333
Total current assets	160,960	(7,300)		153,660

Property and equipment, net	44,236			44,236
Intangible assets, net	16,244			16,244
Other assets	8,440			8,440
Total assets	$229,880	$(7,300)		$222,580

Liabilities and Equity
Current liabilities:
Notes payable to banks	$-			$-
Trade accounts payable	6,942			6,942
Net payable to affiliates	33,443	(33,443)	(f)	-
Payroll and related expenses	7,082			7,082
Other accrued expenses	6,119			6,119
Income taxes	1,286			1,286
Current portion of long-term debt	96			96
Total current liabilities	54,968	(33,443)		21,525

Long-term debt, less current portion	1,525	13,000	(h)	14,525
Deferred income taxes	5,985			5,985
Other liabilities	6,347			6,347
Accrued pension and other postretirement costs	10,442			10,442
Total liabilities	79,267	(20,443)		58,824

Commitments and contingencies

Equity:
Common stock		1,230	(i)	1,230
Class B common stock		100	(i)	100
Paid-in capital in excess of par		174,523	(i)	174,523
Parent net investment	162,710	(162,710)	(i), (g), (h)	-
Accumulated other comprehensive income	(12,231)			(12,231)
Total stockholders’ equity	150,479	13,143		163,622
Noncontrolling interests	134			134
Total equity	150,613	13,143		163,756
Total liabilities and equity	$229,880	$(7,300)		$222,580

See accompanying notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

Vishay Precision Group, Inc.
Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements

(a)
Represents the estimated incremental costs associated with operating as a stand-alone company ($6,400,000 and $1,150,000 for the year ended December 31, 2009 and fiscal quarter ended April 3, 2010, respectively, partially offset by the elimination of related corporate overhead allocated by Vishay Intertechnology of $1,800,000 and $560,000 for the year ended December 31, 2009 and fiscal quarter ended April 3, 2010, respectively, resulting in adjustments to our unaudited pro forma combined statements of income of $4,600,000 and $590,000 for the year ended December 31, 2009 and fiscal quarter ended April 3, 2010, respectively).

The estimated costs associated with operating as a stand-alone company for the year ended December 31, 2009 include:

	(1)	$3,500,000 related to staff additions and increases in salaries to replace Vishay Intertechnology support and to function as an independent, publicly–traded company, which were calculated based on approved headcounts, expected compensation plans and current market compensation assumptions;

	(2)	$1,900,000 related to corporate governance, including board of directors compensation and expenses, insurance costs, audit fees, annual report and proxy printing and filing fees, stock exchange fees, corporate compliance fees, and tax advisory fees, which were estimated using Vishay Intertechnology historical costs, and adjusted for expected variations as applicable, or, in the case of insurance costs, from insurance premium cost projections received from our insurance broker based on current market conditions;

	(3)	$200,000 related to increased rent expense based on the terms of new executed lease agreements and anticipated lease agreements to be entered into with Vishay Intertechnology;

	(4)	$100,000 related to increased depreciation, amortization and maintenance costs in connection with information technology infrastructure investments resulting from the spin-off, which were calculated from a plan approved by management using vendor quotes as a basis;

	(5)	$100,000 related to the administration of our benefit plans and payroll functions, which were estimated based upon written quotes received from potential providers; and

	(6)	$600,000 related to equity-based compensation that we plan to issue to certain employees and directors of our company after the spin-off , which was estimated based on compensation arrangements for our executive officers that were approved by the Vishay Intertechnology board of directors.

The estimated costs associated with operating as a stand-alone company for the fiscal quarter ended April 3, 2010 include:

(1)	$425,000 related to staff additions and increases in salaries to replace Vishay Intertechnology support and to function as an independent, publicly-traded company, which were calculated based on approved headcounts, expected compensation plans and current market compensation assumptions. Some of the staff additions contemplated in the pro forma adjustment for the year ended December 31, 2009 occurred during the first quarter of 2010, and as such, the annualized adjustment for the fiscal quarter ended April 3, 2010 is less than the adjustment for the year ended December 31, 2009;

(2)	$475,000 related to corporate governance, including board of directors compensation and expenses, insurance costs, audit fees, annual report and proxy printing and filing fees, stock exchange fees, corporate compliance fees, and tax advisory fees, which were estimated using Vishay Intertechnology historical costs, and adjusted for expected variations as applicable, or, in the case of insurance costs, from insurance premium cost projections received from our insurance broker based on current market conditions;

(3)	$50,000 related to increased rent expense based on the terms of new executed lease agreements and anticipated lease agreements to be entered into with Vishay Intertechnology;

(4)	$25,000 related to increased depreciation, amortization and maintenance costs in connection with information technology infrastructure investments resulting from the spin-off, which were calculated from a plan approved by management using vendor quotes as a basis;

(5)	$25,000 related to the administration of our benefit plans and payroll functions, which were estimated based upon written quotes received from potential providers; and

(6)	$150,000 related to equity-based compensation that we plan to issue to certain employees and directors of our company after the spin-off, which was estimated based on compensation arrangements for our executive officers approved by the Vishay Intertechnology board of directors.

The information provided in the pro forma adjustment described in this footnote is forward-looking information based on our current plans and expectations and is subject to uncertainties that could cause actual amounts to differ materially from those anticipated. See “Forward-Looking Information” on page 32 for further information.

(b)	Reflects net decreases in interest expense of $868,000 and $108,000 for the year ended December 31, 2009 and the fiscal quarter ended April 3, 2010, respectively. Adjustments of $300,000 and $75,000 for the year ended December 31, 2009 and the fiscal quarter ended April 3, 2010, respectively, are attributable to the allocation of a portion of the principal amount of the exchangeable notes due 2102 of Vishay Intertechnology (at LIBOR, as stated in the note instrument), in accordance with the terms of that instrument plus commitment fees associated with the revolving credit facility we expect to enter shortly after the separation, based on draft term sheets provided by a consortium of banks. The revolving credit facility is directly related to the spin-off in that it is necessary to replace Vishay Intertechnology-based sources of back-up liquidity. These adjustments are offset by adjustments to eliminate interest on net amounts payable to Vishay Intertechnology of $1,168,000 and $183,000 for the year ended December 31, 2009 and the fiscal quarter ended April 3, 2010, respectively. Interest on net amounts payable to Vishay Intertechnology are based on the prevailing rate under the Vishay Intertechnology revolving credit agreement (currently LIBOR plus 1.40%). These net amounts payable to Vishay Intertechnology are expected to be repaid at or prior to the spin-off pursuant to the master separation agreement.

(c)	Reflects an adjustment to interest income due to the pro forma adjustments to the cash balance. The adjustment assumes a weighted average interest rate of less than 1%, based on current rates earned at our banks.

(d)	Represents the tax effect of pro forma adjustments based on the U.S. statutory tax rate of 35.0% for United States transactions (which represent the majority of the pro forma adjustments), and the applicable international tax rate for the international portion of the pro forma adjustments.

(e)
The number of shares used to compute basic earnings per share is 13.3 million, which is the number of shares of our common stock and Class B common stock assumed to be outstanding on the spin-off date, based on the distribution ratio of 1 share of our common stock for every 14 shares of Vishay Intertechnology common stock outstanding and 1 share of our Class B common stock for every 14 shares of Vishay Intertechnology Class B common stock.

The number of shares used to compute diluted earnings per share is based on the number of shares of our common stock used to compute basic earnings per share, plus the potential dilution that could occur if potentially dilutive securities were exercised or converted into common stock.

There will be no potentially dilutive securities outstanding on the distribution date; however, potentially dilutive securities will be outstanding shortly after the distribution date, and any resulting dilution could be significant. We have approved certain initial equity compensation awards to our executive officers and directors. We also will assume the liability for a portion of Vishay Intertechnology's outstanding exchangeable notes due 2102, in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation, and we are required to issue warrants to purchase our common stock to holders of Vishay Intertechnology warrants.

For periods in which there was a pro forma net loss, all of these potentially dilutive securities are excluded from the computation because they would be anti-dilutive.  Additionally, the computation for each period excludes certain instruments that we expect to be anti-dilutive because they are anti-dilutive to Vishay Intertechnology, and their exercise prices will be based upon a formula that is largely driven by the Vishay Intertechnology exercise prices for the replaced Vishay Intertechnology instruments.  We expect that such anti-dilutive instruments will represent an additional 800,000 to 1,000,000 potential common shares.

(f)	Represents the cash settlement of net amounts payable to Vishay Intertechnology pursuant to the master separation agreement. These net amounts payable to Vishay Intertechnology are expected to be repaid at or prior to the spin-off.

(g)	Represents cash contribution pursuant to the master separation agreement. Pursuant to the master separation agreement, the target net cash balance at the spin-off date is $65.0 million. “Net cash” for these purposes is defined as cash and cash equivalents less third-party indebtedness less notes payable to banks less the book value of the exchangeable notes allocated to us. Amounts greater than 110% of the target net cash balance ($71.5 million) will be distributed to Vishay Intertechnology in the form of a dividend effective as of the spin-off date; amounts less than 90% of the target net cash balance ($58.5 million) will be contributed to us by Vishay Intertechnology effective as of the spin-off date. The adjustment assumes a gross cash contribution by Vishay Intertechnology of $26.1 million as of the spin-off date, to arrive at the target pro forma net cash balance of $58.5 million.

(h)	Represents allocation of a portion of the principal amount of the exchangeable notes due 2102 of Vishay Intertechnology, in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation. The pro forma adjustment is an approximation based on Vishay Intertechnology management estimates. Based on discussions with financial consultants, Vishay Intertechnology management estimates that our relative market capitalization is between 10% and 15% of the total Vishay Intertechnology market capitalization. This implies that we will be allocated between $10.5 million and $15.8 million of the exchangeable notes. The pro forma adjustment represents the approximate mid-point of that range, rounded to the nearest whole million.

(i)	Represents the reclassification of “Parent Net Investment” into “Common Stock,” “Class B Common Stock,” and “Paid-in capital in excess of par.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a designer, manufacturer and marketer of resistive foil technology products such as resistive sensors, weighing modules, and control systems for a wide variety of applications. Our business is currently part of Vishay Intertechnology, Inc., and our assets and liabilities consist of those that Vishay Intertechnology attributes to its precision measurement and foil resistor businesses. Following the spin-off, we will be an independent, publicly traded company, and Vishay Intertechnology will not retain any ownership interest in us.

We operate in two product segments: Foil Technology Products, which include strain gages, ultra-precision foil resistors, and current sensors, and Weighing Modules and Control Systems, which include transducers/load cells, instruments, weighing modules, and complete systems for process control or onboard weighing applications.

Due to our primarily specialized products, our business historically has been relatively less influenced by macro economic factors. Nevertheless, we did experience significant impacts of the global economic recession beginning in the second quarter of 2008 and continuing into 2009.

Net revenues for the year ended December 31, 2009 were $172.0 million, compared to net revenues of $241.7 million for the year ended December 31, 2008 and $239.0 million for the year ended December 31, 2007.

Net earnings for the year ended December 31, 2009 were $1.7 million, compared to a net loss of $74.1 million for the year ended December 31, 2008 and net earnings of $27.7 million for the year ended December 31, 2007.

Net earnings for the year ended December 31, 2009 were negatively impacted by pretax charges of $2.0 million for restructuring and severance costs.

The net loss realized in 2008 was primarily due to a noncash goodwill impairment charge of $93.5 million ($92.5 million after tax), and also due to pretax charges of $6.3 million for restructuring and severance costs.

Net earnings for the year ended December 31, 2007 were negatively impacted by pretax charges of $0.4 million for restructuring and severance costs.

Our business historically has been a strong generator of cash flows from operations. Despite lower revenues and earnings, we continued to generate cash flows from operations during the deep economic recession experienced in 2008 and 2009.

In the second half of 2009, we began to see signs of economic recovery, including sequential increases in quarterly revenues and gross margins which have continued into the first quarter of 2010.  Our book-to-bill ratio has been greater than one for three consecutive quarters, after five consecutive quarters of declining sales.  While revenue levels have not yet returned to pre-recession levels, we remain confident for the long-term prospects of our business.

Net revenues for the fiscal quarter ended April 3, 2010 were $48.2 million, versus $43.7 for the comparable prior year period.  Net earnings for the fiscal quarter ended April 3, 2010 were $1.8 million, versus $0.6 million for the comparable prior year period.  Net earnings for the fiscal quarter ended March 28, 2009 were negatively impacted by pretax charges of $0.5 million for restructuring and severance costs.

Financial Metrics

We utilize several financial measures and metrics to evaluate the performance and assess the future direction of our business. These key financial measures and metrics include sales, gross profit margin, end-of-period backlog, the book-to-bill ratio, and inventory turnover.

Gross profit margin is computed as gross profit as a percentage of net revenues. Gross profit is generally net revenues less costs of products sold, but could also include certain other period costs. Gross profit margin is clearly a function of net revenues, but also reflects our cost-cutting programs and our ability to contain fixed costs.

End-of-period backlog is one indicator of potential future sales. We include in our backlog only open orders that have been released by the customer for shipment in the next twelve months. If demand falls below customers’ forecasts, or if customers do not control their inventory effectively, they may cancel or reschedule the shipments that are included in our backlog, in many instances without the payment of any penalty. Therefore, the backlog is not necessarily indicative of the results to be expected for future periods.

Another important indicator of demand in our industry is the book-to-bill ratio, which is the ratio of the amount of product ordered during a period as compared with the product that we ship during that period. A book-to-bill ratio that is greater than one indicates that our backlog is building and that we potentially will generate increasing revenues in future periods. Conversely, a book-to-bill ratio that is less than one is an indicator of declining demand and may foretell declining sales.

We focus on our inventory turnover as a measure of how well we are managing our inventory. We define inventory turnover for a financial reporting period as our costs of products sold for the four fiscal quarters ending on the last day of the reporting period divided by our average inventory (computed using each quarter-end balance) for this same period. A higher level of inventory turnover reflects more efficient use of our capital.

The quarter-to-quarter trends in these financial metrics can also be an important indicator of the likely direction of our business. The following table shows net revenues, gross profit margin, the end-of-period backlog, the book-to-bill ratio, and the inventory turnover for our business as a whole during the five quarters beginning with the first quarter of 2009 and through the first quarter of 2010 (dollars in thousands):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter
	2009	2009	2009	2009	2010
Net revenues	$43,705	$41,333	$40,105	$46,848	$48,175

Gross profit margin	32.1%	26.6%	31.6%	32.0%	35.4%

End-of-period backlog	$33,000	$27,500	$30,100	$32,700	$36,200

Book-to-bill ratio	0.92	0.85	1.05	1.06	1.12

Inventory turnover	2.04	2.17	2.11	2.60	2.71

See “Financial Metrics by Segment” below for net revenues, book-to-bill ratio, and gross profit margin broken out by segment.

Our revenues and operating results were significantly impacted by global economic recession experienced during 2008 and 2009. In the second half of 2009 and the first quarter of 2010, we began to see signs of economic recovery, with increasing orders which should translate into increased revenues in future periods. Although we expect the current trend of revenues to continue, there is no assurance that revenue will increase going forward if the current economic recovery stalls or does not continue as expected.

Financial Metrics by Segment

The following table shows net revenues, book-to-bill ratio, and gross profit margin broken out by segment for the five quarters beginning with the first quarter of 2009 through the first quarter of 2010 (dollars in thousands):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter
	2009	2009	2009	2009	2010
Foil Technology Products
Net revenues	$19,268	$16,884	$16,018	$19,701	$23,897

Book-to-bill ratio	0.92	0.84	1.14	1.24	1.16

Gross profit margin	41.4%	38.7%	40.3%	48.0%	49.9%

Weighing Modules and
Control Systems
Net revenues	$24,437	$24,449	$24,087	$27,147	$24,278

Book-to-bill ratio	0.92	0.86	0.99	0.93	1.08

Gross profit margin	24.8%	18.2%	25.8%	20.4%	21.1%

Acquisition Strategy

Since 2002, we have implemented a strategy of vertical product integration, by growing our weighing systems business and by promoting our sophisticated electronic weighing modules and other products that integrate the precision measurement components that we design and produce.

As part of our growth strategy, we seek to expand through acquisition of other manufacturers of products that are similar or complementary to our existing product portfolio, particularly manufacturers who have established positions in major markets, reputations for product quality and reliability, and product lines with which we have substantial marketing and technical expertise. We also explore opportunities to acquire smaller targets to gain market share, effectively penetrate different geographic markets, enhance new product development, or grow our high margin niche market businesses.

We expect to continue our program of strategic acquisitions, particularly where opportunities present themselves to grow our systems business. Upon completion of acquisitions, we seek to reduce selling, general, and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies.

There is no assurance that we will be able to identify and acquire suitable acquisition candidates at price levels and on terms and conditions we consider acceptable.

Our acquisitions discussed here and elsewhere in this information statement were undertaken by Vishay Intertechnology, and form the core operations of our business.

2008 Activities

During 2008, we made two acquisitions. On June 30, 2008, we acquired Sanmar Group’s 51% interest in Vishay Sanmar Limited, a transducers manufacturing joint venture in India for approximately $9.6 million, making the renamed Vishay Transducers Limited a wholly owned subsidiary. Sanmar Group is a major industrial company based in Chennai India, which has no affiliation with Vishay other than its former co-ownership of the joint venture.  Vishay initially acquired its interest in this joint venture as part of the acquisition of Sensortronics in 2002.  The transaction was funded using cash on-hand.

On July 23, 2008, we acquired Powertron GmbH, a manufacturer of specialty precision resistors, for approximately $14.7 million, including the repayment of certain debt of Powertron. The transaction was funded using cash provided by Vishay Intertechnology.

2007 Activities

On April 19, 2007, we declared our cash tender offer for all shares of PM Group PLC wholly unconditional, and assumed ownership of PM Group. PM Group is an advanced designer and manufacturer of systems used in the weighing and process control industries, located in the United Kingdom. The aggregate cash paid for all shares of PM Group was approximately $45.7 million. The transaction was funded using cash provided by Vishay Intertechnology. We immediately sold PM Group’s electrical contracting subsidiary for approximately $16.1 million.

Cost Management

To be successful, we must seek new strategies for controlling operating costs. Through automation in our plants, we can optimize our capital and labor resources in production, inventory management, quality control, and warehousing. We are in the process of moving some manufacturing from higher-labor-cost countries to state of the art new facilities, including a substantial amount of automation, in lower-labor-cost countries, such as Costa Rica, India, Israel, the People’s Republic of China, and the Republic of China (Taiwan). This will enable us to become more efficient and cost competitive, but also maintain tighter controls of the operation.  The improved automation will assist us to continuously improve product quality and increased efficiency.

A primary tenet of our business strategy is expansion through acquisitions. In addition to the primary objective of enhancing our strategy of vertical product integration, our acquisition strategy includes a focus on reducing selling, general, and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies, and achieving significant production cost savings through the transfer of manufacturing operations to countries where we can benefit from lower labor costs and available tax and other government-sponsored incentives. These plant closure and employee termination costs subsequent to acquisitions are also integral to our cost reduction programs.

Under previous accounting standards, plant closure and employee termination costs that we incurred in connection with our acquisition activities were included in the costs of our acquisitions and did not affect earnings or losses on our statement of operations. ASC Topic 805, which we adopted effective January 1, 2009, requires such costs to be recorded as expenses in our statement of operations, as such expenses are incurred.

We evaluate potential restructuring projects based on an expected payback period. The payback period represents the number of years of annual cost savings necessary to recover the initial cash outlay for severance and other exit costs plus the noncash expenses recognized for asset write-downs. In general, a restructuring project must have a payback of less than 3 years to be considered beneficial. On average, our restructuring projects have a payback of between 1 and 1.5 years.

These production transfers, facility consolidations, and other long-term cost-cutting measures require us to initially incur significant severance and other exit costs. We anticipate that we will realize the benefits of our restructuring through lower labor costs and other operating expenses in future periods. However, these programs to improve our profitability also involve certain risks which could materially impact our future operating results, as further detailed in “Risk Factors” beginning on page 16 of this information statement.

During 2007, we transferred significant load cell manufacturing operations from our City of Industry, California facility to existing facilities in the People’s Republic of China, the Republic of China (Taiwan), and Israel. This resulted in a significant reduction in the number of employees in City of Industry, which today is principally a warehouse and distribution center with only minor manufacturing operations. We incurred $0.2 million of restructuring and severance costs associated with the downsizing of our City of Industry, California facility. We also incurred $0.1 million of other restructuring and severance costs during 2007.

As part of our acquisition of PM Group in 2007, we transferred certain manufacturing operations from Bradford, United Kingdom to the People’s Republic of China and the Republic of China (Taiwan). The costs associated with these transfers, which aggregated $0.3 million, were included in the cost of acquisition of PM Group under then-applicable accounting standards.

During 2008, we announced the closure of our load cell manufacturing facility in Breda, the Netherlands, and transferred all manufacturing operations to Israel. We incurred $5.7 million of restructuring and severance costs associated with the closure of our Breda, the Netherlands facility.

In response to the economic downturn, during the latter half of 2008 and continuing into 2009, we undertook significant measures to cut costs. This included a temporary idling of manufacturing capacity to adapt to sellable volume and limiting the building of product for inventory. It also included permanent employee terminations, and temporary layoffs and shutdowns. We incurred restructuring and severance costs of $0.6 million and $2.0 million in 2008 and 2009, respectively, as a result of these programs in response to the global recession.

We did not initiate any new programs during the three fiscal months ended April 3, 2010 and thus did not record any restructuring expenses during the fiscal quarter.

We are presently evaluating plans to further reduce our costs by consolidating additional manufacturing operations by expanding our newly acquired facility in India. These plans will require us to incur restructuring and severance costs in future periods. However, after implementing these plans, we do not anticipate significant restructuring and severance costs for our business except in the context of acquisition integration.

While streamlining and reducing fixed overhead, we are exercising caution so that we will not negatively impact our customer service or our ability to further develop products and processes.

Israeli Government Incentives

We have substantial manufacturing operations in Israel, where we benefit from the government’s tax incentive and employment programs. These benefits take the form of reduced tax rates that are lower than those in the United States and government grants. These programs have contributed substantially, predominantly in prior years, to our growth and profitability.

The current benefits derived under these programs are not material to our consolidated results.  Because of our significant presence in Israel, the availability of these incentive programs could have a significant positive effect on us if we relocate manufacturing capacity or develop new product lines in Israel.  However, there are no current plans that would allow us to earn additional benefits.

Foreign Currency

We are exposed to foreign currency exchange rate risks, particularly due to transactions in currencies other than the functional currencies of certain subsidiaries. While we have in the past used forward exchange contracts to hedge a portion of our projected cash flows from these exposures, we generally have not done so in recent periods.

U.S. generally accepted accounting principles (“GAAP”) require that entities identify the “functional currency” of each of their subsidiaries and measure all elements of the financial statements in that functional currency. A subsidiary’s functional currency is the currency of the primary economic environment in which it operates. In cases where a subsidiary is relatively self-contained within a particular country, the local currency is generally deemed to be the functional currency. However, a foreign subsidiary that is a direct and integral component or extension of the parent company’s operations generally would have the parent company’s currency as its functional currency. We have both situations among our subsidiaries.

Foreign Subsidiaries which use the Local Currency as the Functional Currency

We finance our operations in Europe and certain locations in Asia in local currencies, and accordingly, these subsidiaries utilize the local currency as their functional currency. For those subsidiaries where the local currency is the functional currency, assets and liabilities in the consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Translation adjustments do not impact the results of operations and are reported as a separate component of equity. With the general weakening of the U.S. dollar during 2007 and 2008, this translation of these subsidiaries’ financial statements into U.S. dollars has resulted in a significant increase in the translation adjustment recorded in accumulated other comprehensive income on our balance sheet. See Note 9 to our combined and consolidated financial statements.

For those subsidiaries where the local currency is the functional currency, revenues and expenses are translated at the average exchange rate for the year. While the translation of revenues and expenses into U.S. dollars does not directly impact the consolidated statement of operations, the translation effectively increases or decreases the U.S. dollar equivalent of revenues generated and expenses incurred in those foreign currencies. As a result of the general weakening of the U.S. dollar versus several foreign currencies, the translation of foreign currency revenues and expenses into U.S. dollars significantly increased reported revenues and expenses during the year ended December 31, 2008 as compared to the year ended December 31, 2007. The dollar generally was stronger in the year ended December 31, 2009 compared to the prior year, with the translation of foreign currency revenues and expenses into U.S. dollars decreasing reported revenues and expenses versus the comparable prior year periods. This was particularly evident in our transactions denominated in British pounds.

Foreign Subsidiaries which use the U.S. Dollar as the Functional Currency

Our operations in Israel and certain locations in Asia are largely financed in U.S. dollars, and accordingly, these subsidiaries utilize the U.S. dollar as their functional currency. For those foreign subsidiaries where the U.S. dollar is the functional currency, all foreign currency financial statement amounts are remeasured into U.S. dollars. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in the results of operations. While these subsidiaries transact most business in U.S. dollars, they may have significant costs, particularly payroll-related, which are incurred in the local currency. The cost of products sold and selling, general, and administrative expense for the year ended December 31, 2008 (compared to the prior year) have been significantly increased by local currency transactions of subsidiaries which use the U.S. dollar as their functional currency, particularly our subsidiaries in Israel. The cost of products sold and selling, general, and administrative expense for year ended December 31, 2009 have been favorably impacted (compared to the prior year) by local currency transactions of subsidiaries which use the U.S. dollar as their functional currency, particularly our subsidiaries in Israel. However, most of the favorable impact was realized during the first quarter of 2009.

Off-Balance Sheet Arrangements

As of April 3, 2010, December 31, 2009, and December 31, 2008, we do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 2 to our combined and consolidated financial statements. We identify here a number of policies that entail significant judgments or estimates.

Revenue Recognition

We recognize revenue on product sales during the period when the sales process is complete. This generally occurs when products are shipped to the customer in accordance with terms of an agreement of sale, title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. For a small percentage of sales where title and risk of loss passes at point of delivery, we recognize revenue upon delivery to the customer, assuming all other criteria for revenue recognition are met.

Some of our larger systems products have post-shipment obligations, such as customer acceptance, training, or installation. In such circumstances, revenue is deferred until the obligation has been completed unless such obligation is deemed inconsequential and perfunctory.

Given the specialized nature of our products, we generally do not allow product returns except for quality issues. Annual warranty expenses generally are not significant. Warranty expenses were less than $225,000 in each of the years ended December 31, 2009, 2008, and 2007, and the accrued warranty at December 31, 2009 and 2008 was $492,000 and $741,000, respectively.

Accounts Receivable

Our receivables represent a significant portion of our current assets. We are required to estimate the collectibility of our receivables and to establish allowances for the amount of receivables that will prove uncollectible. We base these allowances on our historical collection experience, the length of time our receivables are outstanding, the financial circumstances of individual customers, and general business and economic conditions.

Inventories

We value our inventories at the lower of cost or market, with cost determined under the first-in, first-out method and market based upon net realizable value. The valuation of our inventories requires our management to make market estimates. For work in process goods, we are required to estimate the cost to completion of the products and the prices at which we will be able to sell the products. For finished goods, we must assess the prices at which we believe the inventory can be sold. Inventories are also adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand, technology developments and market conditions.

Estimates of Restructuring and Severance Costs and Purchase-Related Restructuring Costs

To maintain our cost competitiveness, we pursue a strategy to shift manufacturing emphasis to more advanced automation in higher-labor-cost regions and to relocate production to regions with skilled workforces and relatively lower labor costs. We also incur similar costs associated with acquired companies.

These production transfers, facility consolidations, and other long-term cost-cutting measures require us to initially incur significant severance and other exit costs. We anticipate that we will realize the benefits of our restructuring through lower labor costs and other operating expenses in future periods.

Restructuring and severance costs are expensed during the period in which we become obligated to pay those costs, and all other requirements for accrual are met. Because transfers of manufacturing operations sometimes occur incrementally over a period, the expense initially recorded is often based on estimates.

Because these costs are recorded based on estimates, our actual expenditures for restructuring activities may differ from the initially recorded costs. If this happens, we will need to adjust our estimates in future periods, either by recording additional expenses in future periods, if our initial estimates were too low, or by reversing part of the charges that we recorded initially, if our initial estimates were too high.

Under previous accounting standards, plant closure and employee termination costs that we incurred in connection with our acquisition activities were included in the costs of our acquisitions and did not affect earnings or losses on our statement of operations. ASC Topic 805, which we adopted effective January 1, 2009, now requires such costs to be recorded as expenses in our statement of operations, as such expenses are incurred.

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually. We perform our annual impairment test as of the first day of the fiscal fourth quarter. These impairment tests must be performed more frequently if there are triggering events.

ASC Topic 350, Intangibles - Goodwill and Other, prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis (an income approach) and a comparable companies market multiple approach.

To measure the amount of the impairment, ASC Topic 350 prescribes that we determine the implied fair value of goodwill in the same manner as if we had acquired those reporting units. Specifically, we must allocate the fair value of the reporting unit to all of the assets of that unit, including any unrecognized intangible assets, in a hypothetical calculation that would yield the implied fair value of goodwill. The impairment loss is measured as the difference between the book value of the goodwill and the implied fair value of the goodwill computed in step two.

Vishay Intertechnology evaluated the goodwill associated with our business as a separate reporting unit for ASC Topic 350 evaluation purposes. For the purposes of the combined and consolidated financial statements presented on a stand-alone basis, we have evaluated our goodwill using our operating segments, namely, Foil Technology Products and Weighing Modules and Control Systems, as its reporting units.

In light of a sustained decline in market capitalization for Vishay Intertechnology and its peer group companies, and other factors, Vishay Intertechnology determined that an interim impairment test was necessary as of the end of the second, third, and fourth fiscal quarters of 2008.

Based on Vishay Intertechnology’s interim impairment tests performed as of the end of the second, third, and fourth quarters of 2008, we performed retrospective goodwill impairment tests for our reporting units as of the end of the second, third, and fourth quarters of 2008.

After completing step one of the impairment tests as of June 28, 2008 and as of September 27, 2008, we determined that the estimated fair values of our reporting units were greater than the book values of those units, and accordingly, no second step was required as of those dates.

Given the further deterioration of market conditions in the fourth quarter of 2008, an additional impairment test was performed as of December 31, 2008 (the end of the fourth fiscal quarter). After completing step one of the impairment test as of December 31, 2008, we determined that the estimated fair value of each of its reporting units was less than the net book values of those reporting units. This required the completion of the second step of the impairment evaluation. Upon completion of the step two analysis, we recorded impairment charges. Subsequent to recording these impairment charges, there was no remaining goodwill recorded on the combined and consolidated balance sheet.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate comparable companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization, and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among others, completed technology, trade names, in-process research and development, customer relationships, and certain property and equipment (valued at replacement costs).

Due to the inherent uncertainty involved in making these estimates, actual financial results could differ from those estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

The goodwill impairment charge is noncash in nature and does not affect our liquidity, cash flows from operating activities, and will not have a material impact on future operations.

We perform our annual impairment test as of the first day of the fiscal fourth quarter. The interim impairment test performed as of September 27, 2008, the last day of our fiscal third quarter, was effectively our annual impairment test for 2008. There was no impairment identified through the annual impairment test completed in 2007.

Impairment of Long-Lived Assets

We assess the impairment of our long-lived assets other than goodwill, including property and equipment and identifiable intangible assets subject to amortization, whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include significant changes in the manner of our use of the asset, changes in historical or projected operating performance, and significant negative economic trends.

Pension and Other Postretirement Benefits

Accounting for defined benefit pension and other postretirement plans involves numerous assumptions and estimates. The discount rate at which obligations could effectively be settled and the expected long-term rate of return on plan assets are two critical assumptions in measuring the cost and benefit obligations of our pension and other postretirement benefit plans. Other important assumptions include the anticipated rate of future increases in compensation levels, estimated mortality, and for postretirement medical plans, increases or trends in health care costs. Management reviews these assumptions at least annually. We use independent actuaries to assist us in formulating assumptions and making estimates. These assumptions are updated periodically to reflect the actual experience and expectations on a plan-specific basis as appropriate.

Our defined benefit plans are concentrated in the United States and the United Kingdom. Plans in these countries comprise approximately 96% of our retirement obligations at December 31, 2009. We utilize published long-term high-quality bond indices to determine the discount rate at the measurement date. We utilize bond yields at various maturity dates to reflect the timing of expected future benefit payments. We believe the discount rates selected are the rates at which these obligations could effectively be settled.

For benefit plans which are funded, we establish strategic asset allocation percentage targets and appropriate benchmarks for significant asset classes with the aim of achieving a prudent balance between return and risk. We set the expected long-term rate of return based on the expected long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this rate, we consider historical and expected returns for the asset classes in which the plans are invested, advice from pension consultants and investment advisors, and current economic and capital market conditions. The expected return on plan assets is incorporated into the computation of pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset losses (gains) affects the calculated value of plan assets and, ultimately, future pension expense (income).

We believe that the current assumptions used to estimate plan obligations and annual expense are appropriate in the current economic environment. However, if economic conditions change, we may be inclined to change some of our assumptions, and the resulting change could have a material impact on the combined and consolidated statements of operations and on the combined and consolidated balance sheet.

Income Taxes

At or prior to the spin-off, we will enter a tax matters agreement with Vishay Intertechnology under which Vishay Intertechnology will be responsible for all income taxes for periods before the date of the spin-off other than taxes for which a liability is recorded on our books at the spin-off. Vishay Intertechnology is also principally responsible for managing any income tax audits by the various tax jurisdictions for pre-spin-off periods.

Income taxes as presented in the combined and consolidated financial statements are calculated on a separate tax return basis, although our operations have historically been included in Vishay Intertechnology’s U.S. federal and certain state tax returns, and United Kingdom “group relief” has been claimed. Vishay Intertechnology’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results are not necessarily indicative of future performance and do not necessarily reflect the results that we would have generated as an independent, publicly traded company for the periods presented.

We have recorded deferred tax assets representing future tax benefits, but may not be able to realize these future tax benefits in certain jurisdictions. Significant judgment is required in determining the expected future realizability of these deferred tax assets. We periodically evaluate the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Earnings generated by our non-U.S. subsidiaries are deemed to be reinvested outside of the United States indefinitely. Accordingly, generally no provision has been made for U.S. federal and state income taxes on these foreign earnings. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, incremental foreign income taxes, and withholding taxes payable to various foreign countries.

We are or will be subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances and the provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. At April 3, 2010, December 31, 2009, and December 31, 2008, there are no reserves because we have been indemnified by Vishay Intertechnology.

Results of Operations — Years ended December 31, 2009, 2008, and 2007

Statement of operations’ captions as a percentage of sales and the effective tax rates were as follows:

	Years ended December 31,
	2009	2008	2007
Costs of products sold	69.4%	66.9%	64.6%
Gross profit	30.6%	33.1%	35.4%
Selling, general, and administrative expenses	25.2%	21.4%	20.1%
Operating income (loss)	4.2%	-29.6%	15.1%
Income (loss) before taxes	3.9%	-28.3%	15.3%
Net earnings (loss)	1.0%	-30.7%	11.6%
Net earnings (loss) attributable to Parent	1.0%	-30.7%	11.6%

Effective tax rate	74.6%	-8.3%	24.1%

Net Revenues

Net revenues were as follows (dollars in thousands):

	Years ended December 31,
	2009	2008	2007
Net revenues	$171,991	$241,700	$239,036
Change versus prior year	$(69,709)	$2,664
Percentage change versus prior year	-28.8%	1.1%

Changes in net revenues were attributable to the following:

	2009 vs. 2008	2008 vs. 2007
Change attributable to:
Change in volume	-28.4%	-4.7%
Change in average selling prices	1.1%	-0.3%
Foreign currency effects	-2.8%	1.9%
Acquisitions	0.9%	4.3%
Other	0.4%	-0.1%
Net change	-28.8%	1.1%

Our revenues were negatively impacted by the recession, with a significant reduction in volumes across both of our segments and across all geographies and sales channels.

Gross Profit and Margins

Gross profit margin for the year ended December 31, 2009 was 30.6%, as compared to 33.1% for the year ended December 31, 2008. The decrease in gross profit margin reflects significantly lower volume, partially offset by our fixed cost reduction programs and favorable currency impacts.

Gross profit margin for the year ended December 31, 2008 was 33.1%, as compared to 35.4% for the year ended December 31, 2007. The decrease in gross profit margin reflects negative foreign currency effects and generally higher raw materials costs.

Segments

Analysis of revenues and gross profit margins for our reportable segments is provided below.

Foil Technology Products

Net revenues of the Foil Technology Products segment were as follows (dollars in thousands):

	Years ended December 31,
	2009	2008	2007
Net revenues	$71,871	$92,904	$94,300
Change versus prior year	$(21,033)	$(1,396)
Percentage change versus prior year	-22.6%	-1.5%

Changes in Foil Technology Products segment net revenues were attributable to the following:

	2009 vs. 2008	2008 vs. 2007
Change attributable to:
Change in volume	-23.9%	-5.2%
Change in average selling prices	1.0%	-0.6%
Foreign currency effects	-7.3%	3.2%
Acquisitions	1.2%	1.2%
Other	6.4%	-0.1%
Net change	-22.6%	-1.5%

Gross profit as a percentage of net revenues for the Foil Technology Products segment were as follows:

	Years ended December 31,
	2009	2008	2007
Gross margin percentage	42.3%	45.8%	49.0%

Weighing Modules and Control Systems

Net revenues of the Weighing Modules and Control Systems segment were as follows (dollars in thousands):

	Years ended December 31,
	2009	2008	2007
Net revenues	$100,120	$148,796	$144,736
Change versus prior year	$(48,676)	$4,060
Percentage change versus prior year	-32.7%	2.8%

Changes in Weighing Modules and Control Systems segment net revenues were attributable to the following:

	2009 vs. 2008	2008 vs. 2007
Change attributable to:
Change in volume	-31.3%	-4.5%
Change in average selling prices	1.2%	-0.1%
Foreign currency effects	-3.2%	1.0%
Acquisitions	0.7%	6.4%
Other	-0.1%	0.0%
Net change	-32.7%	2.8%

Gross profit as a percentage of net revenues for the Weighing Modules and Control Systems segment were as follows:

	Years ended December 31,
	2009	2008	2007
Gross margin percentage	22.3%	25.1%	26.5%

Selling, General, and Administrative Expenses

Selling, general, and administrative (“SG&A”) expenses are summarized as follows (dollars in thousands):

	Years ended December 31,
	2009	2008	2007
Total SG&A expenses	$43,356	$51,714	$48,017
as a percentage of sales	25.2%	21.4%	20.1%

Given the specialized nature of our products and our direct sales approach, we incur significant selling, general, and administrative costs.

The overall decrease in SG&A expenses for 2009 as compared to 2008 is primarily attributable to lower sales and our cost containment initiatives. The increase in SG&A as a percentage of revenues is primarily due to the decrease in revenues.

The overall increase in SG&A expenses for 2008 as compared to 2007 is primarily attributable to acquisitions.

Several items included in SG&A expenses impact the comparability of these amounts, as summarized below (in thousands):

	Years ended December 31,
	2009	2008	2007
Allocation of corporate overhead costs	$1,813	$2,771	$2,449
Amortization of intangible assets	3,019	2,441	1,667
Net loss (gain) on sales of assets	34	(1,189)	(1,155)

The increases in amortization expense are generally due to the acquisitions. We acquired PM Group during the second quarter of 2007, and we acquired our partner’s 51% interest in the Indian transducers joint venture and Powertron GmbH during the third quarter of 2008.

Throughout the periods described above, we had significant agreements, transactions, and relationships with Vishay Intertechnology operations outside the defined scope of our business. While these transactions are not necessarily indicative of the terms we would have achieved had we been a separate entity, management believes they are reasonable. A description of these transactions and allocations is included in Note 3 to our historical combined and consolidated financial statements.

As discussed elsewhere in this information statement, historically, we have used the corporate services of Vishay Intertechnology for a variety of functions including treasury, tax, legal, internal audit, human resources, and risk management. After the spin-off, we will be an independent, publicly traded company. We expect to incur additional SG&A costs associated with being an independent, publicly traded company. These additional anticipated costs are not reflected in the historical combined and consolidated financial statements, but are reflected in our unaudited pro forma financial statements presented beginning on page 49.

Restructuring and Severance Costs

We recorded restructuring and severance costs of $2.0 million, $6.3 million, and $0.4 million during 2009, 2008, and 2007, respectively. These costs were incurred as part of our cost reduction initiatives and/or in response to the global economic recession.

During 2007, we transferred significant load cell manufacturing operations from our City of Industry, California facility to existing facilities in the People’s Republic of China, the Republic of China (Taiwan), and Israel. This resulted in a significant reduction in the number of employees in City of Industry, which today is principally a warehouse and distribution center with only minor manufacturing operations. We incurred $0.2 million of restructuring and severance costs associated with the downsizing of our City of Industry, California facility. We also incurred $0.1 million of other restructuring and severance costs during 2007.

As part of our acquisition of PM Group in 2007, we transferred certain manufacturing operations from Bradford, United Kingdom to the People’s Republic of China and the Republic of China (Taiwan). The costs associated with these transfers, which aggregated $0.3 million, were included in the cost of acquisition of PM Group under then-applicable accounting standards.

During 2008, we announced the closure of our load cell manufacturing facility in Breda, the Netherlands, and transferred all manufacturing operations to Israel. We incurred $5.7 million of restructuring and severance costs associated with the closure of our Breda, the Netherlands, facility.

In response to the economic downturn during the latter half of 2008 and 2009, we undertook significant measures to cut costs. This included a strict adaptation of manufacturing capacity to sellable volume and limiting the building of product for inventory. It also included permanent employee terminations, and temporary layoffs and shutdowns. We incurred restructuring and severance costs of $0.6 million and $2.0 million in 2008 and 2009, respectively, as a result of these programs in response to the global recession.

Other Income (Expense)

2009 Compared to 2008

Total interest expense for the year ended December 31, 2009 decreased by $0.3 million compared to the prior year, primarily attributable to lower interest rates and a lower balance of net payable to Vishay Intertechnology. Interest expense on the net payable to Vishay Intertechnology is included in the combined and consolidated financial statements based on the prevailing interest rate of Vishay Intertechnology’s revolving credit facility, or if greater, an interest rate required by local tax authorities.

The following table analyzes the components of the line “Other” on the combined and consolidated statement of operations (in thousands):

	Years ended December 31,
	2009	2008	Change
Foreign exchange gain (loss)	$122	$2,470	$(2,348)
Interest income	725	1,902	(1,177)
Income recognized on the equity method	-	444	(444)
Other	(133)	(36)	(97)
	$714	$4,780	$(4,066)

2008 Compared to 2007

Total interest expense for the year ended December 31, 2008 decreased by $0.7 million compared to the prior year, primarily attributable to lower interest rates and a lower balance of third-party debt. Interest expense on the net payable to Vishay Intertechnology is included in the combined and consolidated financial statements based on the prevailing interest rate of Vishay Intertechnology’s revolving credit facility, or if greater, an interest rate required by local tax authorities.

The following table analyzes the components of the line “Other” on the combined and consolidated statement of operations (in thousands):

	Years ended December 31,
	2008	2007	Change
Foreign exchange gain (loss)	$2,470	$872	$1,598
Interest income	1,902	1,550	352
Income recognized on the equity method	444	489	(45)
Other	(36)	(123)	87
	$4,780	$2,788	$1,992

Income Taxes

The effective tax rate for the year ended December 31, 2009 was 74.6%, as compared to -8.3% for the year ended December 31, 2008, and 24.1% for the year ended December 31, 2007.

The effective tax rates reflect the fact that we could not recognize for accounting purposes the tax benefit of losses incurred in certain jurisdictions, although these losses may be available to offset future taxable income. Under applicable accounting principles, we may not recognize deferred tax assets for loss carryforwards in jurisdictions where there is a recent history of cumulative losses, where there is no taxable income in the carryback period, where there is insufficient evidence of future earnings to overcome the loss history and where there is no other positive evidence, such as the likely reversal of taxable temporary differences, that would result in the utilization of loss carryforwards for tax purposes.

The high effective tax rate for the year ended December 31, 2009 is principally due to losses in tax jurisdictions where we could not record a deferred tax benefit.

The negative tax rate for the year ended December 31, 2008 was principally attributable to the goodwill impairment charge recorded in 2008. The vast majority of our goodwill was not deductible for income tax purposes. We recognized tax benefits of $1.0 million during 2008, associated with the goodwill impairment charge.

The income taxes presented in the combined and consolidated financial statements are calculated on a separate tax return basis, although our operations have historically been included in Vishay Intertechnology’s U.S. federal and state tax returns or certain non-U.S. jurisdictions tax returns. Vishay Intertechnology’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax expense as presented in the combined and consolidated financial statements is not necessarily indicative of future performance and does not necessarily reflect the results that we would have generated as an independent, publicly traded company for the periods presented.

We operate in an international environment with significant operations in various locations outside the U.S. Accordingly, the consolidated income tax rate is a composite rate reflecting our earnings and the applicable tax rates in the various locations where we operate. Part of our strategy is to achieve cost savings through the transfer and expansion of manufacturing operations to countries where we can benefit from lower labor costs and available tax and other government-sponsored incentives. Changes in the effective tax rate are largely attributable to changes in the mix of pretax income among our various taxing jurisdictions.

Additional information about income taxes is included in Note 7 to our combined and consolidated financial statements.

Results of Operations – Fiscal Quarters ended April 3, 2010 and March 28, 2009

Statement of operations’ captions as a percentage of sales and the effective tax rates were as follows:

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Costs of products sold	64.6%	67.9%
Gross profit	35.4%	32.1%
Selling, general, and administrative expenses	27.4%	25.2%
Operating income (loss)	8.0%	5.8%
Income (loss) before taxes	7.5%	5.4%
Net earnings (loss)	3.7%	1.4%
Net earnings (loss) attributable to Parent	3.7%	1.3%

Effective tax rate	50.3%	74.6%

Net Revenues

Net revenues were as follows(dollars in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Net revenues	$48,175	$43,705
Change versus comparable prior year period	$4,470
Percentage change versus comparable prior year period	10.2%
Changes in net revenues were attributable to the following:

vs. prior year
quarter
Change attributable to:
Change in volume	6.3%
Change in average selling prices	0.2%
Foreign currency effects	3.7%
Other	0.0%
Net change	10.2%

During the first quarter of 2010, our sales volume increased due to improving economic conditions. Our book-to-bill ratio of 1.12 for the quarter indicates further recovery in subsequent quarters.

Gross Profit and Margins

Gross profit margin for the fiscal quarter ended April 3, 2010 was 35.4%, as compared to 32.1% for the fiscal quarter ended March 28, 2009. The increase in gross profit margin reflects manufacturing efficiencies resulting from higher production volume and our fixed cost reduction programs.

Segments

Analysis of revenues and gross profit margins for our reportable segments is provided below.

Foil Technology Products

Net revenues of the Foil Technology Products segment were as follows (dollars in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Net revenues	$23,897	$19,268
Change versus comparable prior year period	$4,629
Percentage change versus comparable prior year period	24.0%

Changes in Foil Technology Products segment net revenues were attributable to the following:

vs. prior year
quarter
Change attributable to:
Change in volume	19.5%
Change in average selling prices	0.8%
Foreign currency effects	2.6%
Other	1.1%
Net change	24.0%

Gross profit as a percentage of net revenues for the Foil Technology Products segment were as follows:

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Gross margin percentage	49.9%	41.4%

Weighing Modules and Control Systems

Net revenues of the Weighing Modules and Control Systems segment were as follows (dollars in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Net revenues	$24,278	$24,437
Change versus comparable prior year period	$(159)
Percentage change versus comparable prior year period	-0.7%

Changes in Weighing Modules and Control Systems segment net revenues were attributable to the following:

vs. prior year
quarter
Change attributable to:
Change in volume	-4.2%
Change in average selling prices	-0.4%
Foreign currency effects	4.1%
Other	-0.2%
Net change	-0.7%

Gross profit as a percentage of net revenues for the Weighing Modules and Control Systems segment were as follows:

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Gross margin percentage	21.1%	24.8%

Selling, General, and Administrative Expenses

Selling, general, and administrative (“SG&A”) expenses are summarized as follows (dollars in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Total SG&A expenses	$13,207	$11,024
as a percentage of sales	27.4%	25.2%

Given the specialized nature of our products and our direct sales approach, we incur significant selling, general, and administrative costs.

SG&A expenses have increased versus the first quarter of 2009, primarily due to increased personnel costs as we prepare to function as an independent, publicly-traded company. Personnel costs have also increased due to the resumption of employee bonus programs that were suspended in 2009 due to the recession.

Several items included in SG&A expenses impact the comparability of these amounts, as summarized below (in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Allocation of corporate overhead costs	$560	$491
Amortization of intangible assets	760	745
Net loss (gain) on sales of assets	(3)	19

Throughout the periods described above, we had significant agreements, transactions, and relationships with Vishay Intertechnology operations outside the defined scope of our business. While these transactions are not necessarily indicative of the terms we would have achieved had we been a separate entity, management believes they are reasonable. A description of these transactions and allocations is included in Note 2 to our historical unaudited interim combined and consolidated financial statements.

As discussed elsewhere in this information statement, historically, we have used the corporate services of Vishay Intertechnology for a variety of functions including treasury, tax, legal, internal audit, human resources, and risk management. After the spin-off, we will be an independent, publicly traded company. We expect to incur additional SG&A costs associated with being an independent, publicly traded company. These additional anticipated costs are not reflected in the historical combined and consolidated financial statements, but are reflected in our unaudited pro forma financial statements presented beginning on page 49.

Other Income (Expense)

Total interest expense for the fiscal quarter ended April 3, 2010 decreased by $0.2 million versus the comparable prior year period, primarily attributable to lower interest rates and a lower balance of net payable to Vishay Intertechnology. Interest expense on the net payable to Vishay Intertechnology is included in the combined and consolidated financial statements based on the prevailing interest rate of Vishay Intertechnology’s revolving credit facility, or if greater, an interest rate required by local tax authorities.

The following table analyzes the components of the line “Other” on the combined and consolidated statement of operations (in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009	Change
Foreign exchange gain	$46	$4	$42
Interest income	91	179	(88)
Other	(141)	(7)	(134)
	$(4)	$176	$(180)

Income Taxes

The effective tax rate for the fiscal quarter ended April 3, 2010 was 50.3%, as compared to 74.6% for the fiscal quarter ended March 28, 2009.

The provision for income taxes consists of provisions for federal, state, and foreign income taxes calculated on a separate tax return basis. The effective tax rates for the periods ended April 3, 2010 and March 28, 2009 reflect our expected tax rate on reported income before income tax and tax adjustments. We operate in an international environment with significant operations in various locations outside the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting our earnings and the applicable tax rates in the various locations where we operate. Changes in the effective tax rate are largely attributable to changes in the mix of pretax income among our various taxing jurisdictions.

The effective tax rates reflect the fact that we could not recognize for accounting purposes the tax benefit of losses incurred in certain jurisdictions, although these losses may be available to offset future taxable income. Under applicable accounting principles, we may not recognize deferred tax assets for loss carryforwards in jurisdictions where there is a recent history of cumulative losses, where there is no taxable income in the carryback period, where there is insufficient evidence of future earnings to overcome the loss history and where there is no other positive evidence, such as the likely reversal of taxable temporary differences, that would result in the utilization of loss carryforwards for tax purposes.

The high effective tax rate for the fiscal quarters ended April 3, 2010 and March 28, 2009 are principally due to losses in tax jurisdictions where we could not record a deferred tax benefit.

The income taxes presented in the unaudited interim combined and consolidated financial statements are calculated on a separate tax return basis, although our operations have historically been included in Vishay Intertechnology’s U.S. federal and state tax returns or certain non-U.S. jurisdictions tax returns. Vishay Intertechnology’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax expense as presented in the combined and consolidated financial statements is not necessarily indicative of future performance and does not necessarily reflect the results that we would have generated as an independent, publicly traded company for the periods presented.

Additional information about income taxes is included in Note 4 to our unaudited interim combined and consolidated financial statements.

Financial Condition, Liquidity, and Capital Resources

At April 3, 2010 and December 31, 2009, we had significant cash balances and limited third-party debt. We historically have had significant amounts payable to Vishay Intertechnology affiliates. The payable to Vishay Intertechnology affiliates of $33.4 million (as of April 3, 2010) will be repaid at or prior to the spin-off.

Pursuant to the master separation agreement, the target net cash balance at the spin-off date is $65.0 million. “Net cash” for these purposes is defined as cash and cash equivalents less third-party indebtedness less notes payable to banks less the book value of the exchangeable notes allocated to us. Amounts greater than 110% of the target net cash balance ($71.5 million) will be distributed to Vishay Intertechnology in the form of a dividend effective as of the spin-off date; amounts less than 90% of the target net cash balance ($58.5 million) will be contributed to us by Vishay Intertechnology effective as of the spin-off date.

Due to our strong product portfolio and market position, our business has historically generated significant cash flow. In 2009, 2008, and 2007, we generated $29.2 million, $22.5 million, and $32.1 million, respectively, of cash from operating activities. During the first quarter of 2010, we generated $4.9 million of cash from operating activities, versus $5.1 million during the comparable prior year period. Our cash flow gives us the flexibility to create stockholder value by investing in our business.

We focus on our ability to generate cash flows from operations. The cash generated from operations is used to fund our capital expenditure plans, and cash in excess of our capital expenditure needs is available to fund our acquisition strategy.

We refer to the amount of cash generated from operations in excess of our capital expenditure needs and net of proceeds from the sale of assets as “free cash,” a measure which management uses to evaluate our ability to fund acquisitions. We historically have generated positive “free cash,” even in the current recession, and we expect to continue to be able to do so. There is no assurance, however, that we will be able to continue to generate free cash after the spin-off.

We will assume the liability for a portion of Vishay Intertechnology's outstanding exchangeable notes due 2102, in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation. Also, our Japanese subsidiary will continue to have debt of approximately $1.6 million outstanding. Otherwise, we do not expect to have outstanding indebtedness at the time of the spin-off. We expect to enter into a revolving credit facility with a consortium of banks to provide us with flexibility and additional liquidity shortly after the spin-off date.

The following table summarizes the components of net cash (debt) at April 3, 2010 on an actual and pro forma basis (assuming the spin-off had occurred on April 3, 2010) and at December 31, 2009 on an actual basis (in thousands):

	April 3, 2010	April 3, 2010	December 31, 2009
	Actual	Pro Forma	Actual
Third-party debt, including current and long-term
Revolving credit facility	$	$	$-
Third-party debt held by Japanese subsidiary	1,621	1,621	1,735
Exchangeable notes due 2102	-	13,000	-
Notes payable to banks	-	-	9
Total third-party debt	1,621	14,621	1,744
Net payable to affiliates	33,443	-	18,495
Total debt	35,064	14,621	20,239

Cash and cash equivalents	$80,421	$73,121	$63,192

Net cash (debt) position	$45,357	$58,500	$42,953

Measurements such as “free cash” and “net cash (debt)” do not have uniform definitions and are not recognized in accordance with U.S. GAAP. Such measures should not be viewed as alternatives to GAAP measures of performance or liquidity. However, management believes that “free cash” is a meaningful measure of our ability to fund acquisitions, and that an analysis of “net cash (debt)” assists investors in understanding aspects of our cash and debt management. These measures, as calculated by us, may not be comparable to similarly titled measures used by other companies.

Approximately 79% and 98% of our cash and cash equivalents balance at April 3, 2010 and December 31, 2009, respectively, was held by our non-U.S. subsidiaries. If cash is repatriated to the United States, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, incremental foreign income taxes, and withholding taxes payable to various foreign countries. Any amounts contributed to us by Vishay Intertechnology on the spin-off date pursuant to the master separation agreement will be contributed in the United States.

Our financial condition as of April 3, 2010 is strong, with a current ratio (current assets to current liabilities) of 2.9 to 1, as compared to a ratio of 3.7 to 1 at December 31, 2009, a ratio of 6.2 to 1 at December 31, 2008 and a ratio of 5.1 to 1 at December 31, 2007. The decrease in this ratio in 2010 is primarily attributable to a temporary increase in amounts payable to Vishay Intertechnology. The decrease in this ratio in 2009 is primarily attributable to the reduction in cash that resulted from the year-end settlement of various amounts payable to Vishay Intertechnology. On a pro forma basis, assuming the repayment of the net payable to Vishay Intertechnology from cash on-hand, our current ratio at April 3, 2010, and at December 31, 2009, 2008, and 2007 would be 5.9 to 1, 6.4 to 1, 4.5 to 1, and 4.2 to 1, respectively. The changes in the pro forma current ratio are primarily due to changes in working capital.

Our business is not particularly capital intensive. Cash paid for property and equipment for the fiscal quarters ended April 3, 2010 and March 28, 2009 were $1.9 million and $0.8 million. Cash paid for property and equipment for the years ended December 31, 2009, 2008, and 2007 were $2.2 million, $7.4 million, and $8.3 million, respectively. We limited our capital expenditures in the latter half of 2008 and 2009 as a result of the economic uncertainty. This reduced level of annual capital spending is temporary and not sustainable. Capital expenditures for 2010 are expected to be approximately $10.3 million, to expand our business.

Cash paid for acquisitions for the year ended December 31, 2008 totaled $24.3 million for the acquisitions of our partner’s 51% interest in a transducers manufacturing joint venture and Powertron GmbH. Cash paid for acquisitions for the year ended December 31, 2007 was $46.8 million, representing the purchase price of PM Group, net of cash acquired. The sale of PM Group’s electrical contracting business generated proceeds of $16.1 million during the year ended December 31, 2007. “Other investing activities” on the combined and consolidated statements of cash flows principally represent principal payments on a long-term note related to the sale of AeroGo, a business acquired as part of the acquisition of SI Technologies and divested in 2005. At December 31, 2009, the note receivable related to the disposition of the AeroGo business has been fully repaid.

Contractual Commitments

As of December 31, 2009, we had contractual obligations as follows (in thousands):

		Payments due by period
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Long-term debt	$1,735	$184	$-	$905	$646
Interest payments on long-term debt	175	35	62	26	52
Net payable to affiliates	18,495	18,495	-	-	-
Operating leases	5,210	2,339	2,650	221	-
Non-competition agreements	2,298	543	780	780	195
Expected pension and
postretirement plan funding	7,304	390	1,030	1,363	4,521
Total contractual cash obligations	$35,217	$21,986	$4,522	$3,295	$5,414

Effective as of the spin-off date, we will assume the liability for a portion of Vishay Intertechnology’s outstanding exchangeable notes due 2102, in accordance with the terms of that instrument, based on the relative trading values of Vishay Intertechnology and our common stock following the separation. The table above does not reflect this future allocation of debt. We expect that the liability we assume for Vishay Intertechnology’s exchangeable notes will be approximately $13 million, however, the exact amount of the liability under the exchangeable notes will not be known until ten trading days after the spin-off.  See note (h) to our unaudited pro forma financial statements on page 54 for additional information, including how the amount of liability that we expect to assume was estimated.

There were no material changes to these commitments during the three fiscal months ended April 3, 2010, except for the balance of the net payable to Vishay Intertechnology and affiliates, which temporarily increased to $33.4 million.  These balances will be repaid as of the date of the spin-off.

For a further discussion of our long-term debt, amounts payable to Vishay Intertechnology and affiliates, leases, non-competition agreement payment liabilities, and pensions and other postretirement benefits, see Notes 3, 5, 8, and 10 to our combined and consolidated financial statements.

Inflation

Normally, inflation does not have a significant impact on our operations as our products are not generally sold on long-term contracts. Consequently, we can adjust our selling prices, to the extent permitted by competition, to reflect cost increases caused by inflation.

Recent Accounting Pronouncements

See Note 2 to our combined and consolidated financial statements and Note 1 to our unaudited interim combined and consolidated financial statements for a discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain financial risks, including fluctuations in foreign currency exchange rates, interest rates, and commodity prices. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policies do not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our strategies as needed.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our borrowing activities and our cash balances.

We historically have had significant amounts payable to Vishay Intertechnology affiliates. The remaining balance ($33.4 million as of April 3, 2010 and $18.5 million as of December 31, 2009) will be repaid at or prior to the spin-off.

These intercompany borrowings bear interest based on the prevailing interest rate on Vishay Intertechnology’s revolving credit facility, which is based on a LIBOR spread (currently LIBOR plus 1.4%).

We expect to enter into a revolving credit facility with a consortium of banks to provide us with flexibility and additional liquidity shortly after the separation. We expect that our revolving credit facility will bear interest based on a variable rate.

At April 3, 2010 and December 31, 2009, we have $80.4 million and $63.2 million, respectively, of cash and cash equivalents, which accrues interest at various variable rates.

Based on the debt and cash positions at April 3, 2010 and December 31, 2009, we would expect a 50 basis point increase or decrease in interest rates to increase or decrease our annualized net earnings by approximately $0.2 million.

See Notes 3 and 8 to our combined and consolidated financial statements for additional information about our long-term debt, including net payable to affiliates.

Foreign Exchange Risk

We are exposed to foreign currency exchange rate risks, particularly due to market values of transactions in currencies other than the functional currencies of certain subsidiaries. As of December 31, 2009 and 2008, we did not have any outstanding foreign currency forward exchange contracts.

Our significant foreign currency exposures are to the British pound, Israeli shekel, Euro, Indian rupee, Japanese yen, Swedish krona, Taiwanese dollar, and Chinese renminbi.

We finance our operations in Europe and certain locations in Asia in local currencies. Our operations in Israel and certain locations in Asia are largely financed in U.S. dollars, but these subsidiaries also have significant transactions in local currencies. Our exposure to foreign currency risk is mitigated to the extent that the costs incurred and the revenues earned in a particular currency offset one another. Our exposure to foreign currency risk is more pronounced in Israel and China because the percentage of expenses denominated in Israeli shekels and Chinese renminbi to total expenses is much greater than the percentage of sales denominated in Israeli shekels and Chinese renminbi to total sales. Therefore, if the Israeli shekel and Chinese renminbi strengthen against all or most of our other major currencies, our operating profit is reduced. We also have a higher percentage of British pound-denominated sales than expenses. Therefore, when the British pound strengthens against all or most of our other major currencies, our operating profit is increased. Accordingly, we monitor several important cross-rates.

We have performed a sensitivity analysis as of December 31, 2009, using a model that measures the change in the values arising from a hypothetical 10% adverse movement in foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The foreign currency exchange rates we used were based on market rates in effect at December 31, 2009. The sensitivity analyses indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would impact our net earnings by approximately $1.2 million at December 31, 2009, although individual line items in our combined and consolidated statement of operations would be materially affected. For example, a 10% weakening in all foreign currencies would increase the U.S. dollar equivalent of operating income generated in foreign currencies, which would be offset by foreign exchange losses of our foreign subsidiaries that have significant transactions in U.S. dollars or have the U.S. dollar as their functional currency.

There have been no material changes in our foreign currency exchange rate risks during the first fiscal quarter of 2010. In May 2010, the sovereign debt fears in the euro zone caused the Euro to U.S. Dollar exchange rate to fluctuate significantly. This fluctuation could materially impact our future results.

A change in the mix of the currencies in which we transact our business could have a material effect on the estimated impact of the hypothetical 10% movement in the value of the U.S. dollar. Furthermore, the timing of cash receipts and disbursements could result in materially different actual results versus the hypothetical 10% movement in the value of the U.S. dollar, particularly if there are significant changes in exchange rates in a short period of time.

Commodity Price Risk

Although most materials incorporated in our products are available from a number of sources, certain materials are available only from a relatively limited number of suppliers.

Some of the most highly specialized materials for our sensors are sourced from a single vendor. We maintain a safety stock inventory of critical materials, and have entered into consignment arrangements with certain vendors to assure the availability of critical materials at our facilities.

Certain metals used in the manufacture of our products are traded on active markets, and can be subject to significant price volatility.

Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price changes for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market. Depending on the extent of the difference between market price and our carrying cost, this write-down could have a material adverse effect on our net earnings. We also may need to record losses for adverse purchase commitments for these materials in periods of declining prices.

We estimate that a 10% increase or decrease in the costs of raw materials subject to commodity price risk would decrease or increase our net earnings by $0.3 million, assuming that such changes in our costs have no impact on the selling prices of our products and that we have no pending commitments to purchase metals at fixed prices.

There have been no material changes in our commodity price risks during the first fiscal quarter of 2010.

DESCRIPTION OF OUR BUSINESS

Our Business

We are a designer, manufacturer and marketer of resistive foil technology products such as resistive sensors, weighing modules, and control systems for a wide variety of applications.

Our business is currently part of Vishay Intertechnology and our assets and liabilities consist of those that Vishay Intertechnology attributes to its precision measurement and foil resistor businesses. Following the spin-off, we will be an independent, publicly traded company, and Vishay Intertechnology will not retain any ownership interest in us.

Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured from numerous materials and in many forms. Foil resistors are the most precise and stable type of resistors available. A strain gage is a special type of resistive sensor for measurement of weights and other types of stress.

In the 1950’s, Dr. Felix Zandman was issued patents for PhotoStress® coatings and instruments, used to reveal and measure the distribution of stresses in structures such as airplanes and cars under live load conditions. His research in this area led him to develop Bulk Metal® foil resistors and resistive current sensors with performance beyond any other resistor available in the global market.

In 1962, Dr. Zandman, with the financial help of the late Alfred P. Slaner, founded Vishay Intertechnology to develop and manufacture Bulk Metal® foil resistors. Concurrently, J.E. Starr, a colleague of Dr. Zandman, started to produce foil resistance strain gages, which also became part of Vishay Intertechnology.

These innovations were the genesis of the foil technology business that is the foundation of the Vishay Precision Group business.  The subsequent advancement of foil resistance and strain gage technology opened the door to numerous commercial applications such as for weighing modules and control systems on a vertical market basis.

Meanwhile, the Vishay Intertechnology business strategy diverged into a much more broad based horizontal market approach to the electrical components business. Through a series of acquisitions beginning in 1985, Vishay Intertechnology transformed itself into a broad-line manufacturer and supplier of discrete semiconductors and passive electronic components.  The foil technology and strain gage business no longer formed an integral element of the Vishay Intertechnology business strategy.

In the last decade, Vishay Intertechnology attempted to renew focus on the foil technology-based business through a series of acquisitions that expanded its measurements business to form what is now Vishay Precision Group.   Areas of focus included transducers/load cells - a combination of strain gages and the metallic structures to which they are bonded; load cell modules that include electronic instrumentation and software for measuring the load cell output; measurement instrumentation; and complete systems for process control and on-board weighing.

Our growth and acquisition strategy largely focuses on vertical product integration, using our foil resistance strain gages in our load cell products and incorporating our load cells and electronic measurement instrumentation (containing foil resistors) and software into our modules and measurement systems. Current sensing foil resistor products are also part of certain control systems that we manufacture. Many of our acquisitions in recent years have been directed towards furthering our vertical integration strategy, and we expect to continue to focus our acquisition program in this direction.

The following describes acquisitions by Vishay Intertechnology since 2002, which form the core operations of our business:
  In January 2002, we acquired the load cell and strain gage business of Sensortronics, Inc. As part of our acquisition of Sensortronics, we obtained manufacturing facilities in Covina, California (which we subsequently consolidated) and a 49% interest in a joint venture in India.

  In June 2002, we acquired Tedea-Huntleigh BV, a manufacturer of load cells used in digital scales by the weighing industry. With the Tedea-Huntleigh acquisition, we acquired two manufacturing facilities in Israel, in Netanya and Carmiel, and facilities in the People’s Republic of China and France.

  In July 2002, we purchased the BLH and Nobel businesses from Thermo Electron Corporation. The BLH and Nobel businesses produce load cell based process weighing systems, weighing and batching instruments, web tension transducers, weighing scales, servo control systems, and components relating to load cells, including foil strain gages. As part of our acquisition of these businesses, we acquired our manufacturing facilities in Sweden and Costa Rica.

  In October 2002, we acquired Celtron Technologies, another company engaged in the production and sale of load cells used in digital scales for the weighing industry. As part of our acquisition of Celtron, we acquired leased manufacturing facilities in the Republic of China (Taiwan) and the People’s Republic of China.

  In April 2005, we acquired all of the capital stock of SI Technologies, Inc., which had been a publicly traded company on the NASDAQ. SI Technologies designs, manufactures, and markets high-performance industrial load cells, weighing and factory automation systems, and related products. As part of our acquisition of SI Technologies, we acquired facilities in Tustin, California (which we subsequently consolidated) and Breda, the Netherlands (which we subsequently closed).

  In November 2005, we acquired Alpha Electronics Corporation KK, a Japanese manufacturer of foil resistors. As part of our acquisition of Alpha Electronics, we acquired our manufacturing facility in Akita, Japan.

  In April 2007, we completed a tender offer to acquire PM Group PLC, which had been a publicly traded company traded on the London Stock Exchange. PM Group, through its PM On-board business, is an advanced designer and manufacturer of systems used in the weighing and process control industries, located in the United Kingdom.

  In June 2008, we acquired our partner’s 51% interest in the transducers manufacturing joint venture in India. Concurrent with this transaction, we moved into a new leased manufacturing facility in Chennai, India, which we plan to expand.

  In July 2008, we acquired Powertron GmbH, a manufacturer of specialty precision resistors. As part of our acquisition of Powertron, we acquired leased manufacturing facilities near Berlin, Germany.
We also have manufacturing facilities in North Carolina, Be’er Sheva, Israel, and Holon, Israel.

Our business is subject to risks. These include risks related to increased competition, challenges related to our acquisition strategy such as integration of acquisitions and our ability to finance such acquisitions, our ability to successfully innovate and in a timely manner, our ability to leverage and protect the success of our business through effective intellectual property rights, and other commercial, market, legal, political and internal factors and constraints. For a more detailed description of these risks, see “Risk Factors.”

We were incorporated in Delaware on August 28, 2009. Our principal executive offices are located at 3 Great Valley Parkway, Suite 150, Malvern, PA 19355. Our main telephone number is 484-321-5300.

Our Competitive Strengths

Strong Product Portfolio

Foil resistors and sensors are based on a specialty technology which we invented. We manufacture and sell high precision foil resistors, foil resistance strain gages and strain gage instruments containing foil resistors. Through our vertical integration strategy, we have added products such as transducers/load cells—a combination of strain gages and the metallic structures to which they are bonded; load cell modules that include electronic instrumentation (which include foil resistors) and software for measuring the load cell output; and complete systems for process control and on-board weighing applications.

Competition in the markets where we sell the bulk of our precision measurement products is extremely fragmented both geographically and by application.

Research and Development Capabilities

Many of our products and manufacturing techniques and technologies have been invented, designed, and developed by our engineers and scientists. Special proprietary resistive metallic foil is the most important material in both our foil resistors and our foil resistance strain gages, and our research and development activities related to foil materials is an important linkage between these two products. We maintain strategically placed design centers where proximity to customers enables us to more easily gauge and satisfy the needs of local markets. We also maintain research and development staffs and promote programs at a number of our production facilities to develop new products and new applications of existing products, and to improve manufacturing techniques.

A Successful Track Record in Acquiring and Integrating Companies

Since 2002, we have implemented a strategy of vertical product integration, growing through acquisition from a manufacturer of strain gages to a producer of load cells that incorporate these strain gages, to a designer of sophisticated weighing and process control modules combining load cells with software and electronics, to a provider of complete systems that integrate load cells and load cell modules with comprehensive, real-time measurement, tracking and reporting capabilities.

Diversified Customer Base

Our customer base is diversified in terms of industry, geographic region, and range of product needs. No single customer accounts for more than 5% of our net revenues. Within the broad industrial market, our products serve a wide variety of applications in the waste management, bulk hauling, logging, scale, engineering systems, pharmaceutical, oil, chemical, steel, paper, and food industries. Our products also have uses in military/aerospace, automotive, and to a much lesser extent, consumer product applications. Our reach is global, with approximately 40% of our net revenues attributable to customers in the Americas, approximately 40% of our revenues attributable to customers in Europe, and approximately 20% of our revenues attributable to customers in Asia. We also sell through a variety of sales channels, including original equipment manufacturers (“OEMs”), electronic manufacturing services companies (which manufacture for OEMs on an outsourcing basis), independent distributors, and for our weighing modules and control systems products, end-use customers.

Significant Cash Flow Generation

Due to our strong product portfolio and market position, our business has historically generated significant cash flow. In 2009, 2008, and 2007, we generated $29.2 million, $22.5 million, and $32.1 million, respectively, of cash from operating activities. We expect that, as an independent public company, our strong cash flow will enable us to build stockholder value through investment in our infrastructure, maintenance of a vibrant research and product development program and the pursuit of suitable acquisition opportunities, while maintaining a prudent capital structure.

Our Key Challenges

Increased Competition

We face varying degrees and types of competition in our different businesses, and some of our competitors are located in China and other countries that have significantly different regulatory environments than we do in the U.S. and in the other countries within which we have substantial operations.  In order to continue to grow our business successfully, we will need to compete effectively in the markets in which we operate.

Implementation of Acquisition Strategy

Our acquisition strategy promotes the acquisition of businesses that facilitate our vertical integration.  In order for that strategy to be successful, we will need to continue to identify attractive and available acquisition candidates, complete acquisitions on favorable terms and integrate new businesses, manufacturing processes, employees, and logistical arrangements into our evolving chain of products.

Economic Environment

The global economic downturn has had a significant impact on all industries, and our industry is no exception to this trend.  Commencing in the second half of 2009, we have been seeing signs of economic recovery, including sequential increases in quarterly revenues and gross margins. Our continued success depends on the stability or improvement in the global economy and in the local economies in which we and our customers operate. Our net earnings (loss) for the years ended December 31, 2009, 2008, and 2007 were $1.7 million, $(74.1) million, and $27.7 million, respectively.  Our net loss for the year ended December 31, 2008 reflects a goodwill impairment charge of $93.5 million, reflective of the global economic downturn.

For a more detailed discussion of the risks and uncertainties inherent in our business, which could materially and adversely affect our business, results of operations or financial condition and could also adversely effect the trading price of our common stock, see “Risk Factors” commencing on page 16.

Key Business Strategies

Historically, we have operated as part of Vishay Intertechnology, sharing services and capital with Vishay Intertechnology’s discrete semiconductor and passive components businesses. Following our spin-off from Vishay Intertechnology, we intend to advance resistive foil technology by vertically integrating strain gages and current sensors into process control systems. As an independent publicly traded company, we believe we will be better positioned to compete in the precision measurement industry and to invest in and grow our business. Specifically, we intend to focus on the following strategic initiatives:

Vertical Integration

Since 2002, we have implemented a strategy of vertical product integration, by growing our weighing and process control systems business and by promoting our sophisticated electronic weighing modules and other products that integrate the precision measurement components that we design and produce. We are targeting the market for sophisticated load cell modules and turnkey weighing and force measurement systems as a primary driver of our future growth.

Acquisitions

We expect to continue our program of strategic acquisitions, particularly where opportunities present themselves to grow our systems business. Upon completion of acquisitions, we seek to reduce selling, general, and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies. In addition, we will benefit from our current global manufacturing footprint and distribution channels.

Enhance Cost Structure

We seek to achieve significant production cost savings through the transfer and expansion of manufacturing operations to countries such as Costa Rica, India, Israel, the People’s Republic of China, and the Republic of China (Taiwan), where we can benefit from lower labor costs or available tax and other government-sponsored incentives.

Invest in Innovation to Drive Growth

Our product portfolio is focused to a significant extent on specialty products that require us to form long-term relationships with our customers. We expect to continue to use our research and development, engineering, and product marketing resources to roll out new and innovative products. Our ability to react to changing customer needs and industry trends will continue to be key to our success. Our design, research, and product development teams, in partnership with our marketing teams, drive our efforts to bring innovations to market. We intend to leverage our insights into customer demand to continually develop and roll out new innovative products within our existing lines and to modify our existing core products in ways that make them more appealing, addressing changing customer needs and industry trends.

Products

Our product portfolio includes:
  Bulk Metal® foil resistors and resistor current sensors – Foil resistors are the most precise and stable type of resistors available. Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. A resistor can also be used to detect current, by measuring the voltage drop across its path. Our foil resistors and current sensors are used in applications requiring a high degree of precision and stability, such as in medical applications, testing equipment, high-performance audio equipment, and aerospace and military applications.

  Foil strain gages – Strain gages are electronic sensors used to detect weight and other forms of stress. They are widely used in structural stress analysis, for example in aircraft and automobiles, and in weighing, process control, and other forms of force measurement.

  PhotoStress® products – PhotoStress coatings and instruments use a unique optical process to reveal and measure the distribution of stresses in structures under live load conditions. They are used to improve structural design in aerospace, automotive, military, civil engineering, industrial, and mechanical applications.

  Transducers / Load cells – Foil strain gage transducers consist of one or more strain gages bonded to a metallic support. The term “load cell” is primarily used to describe transducers used in weighing applications. A transducer is mounted on a structure subject to weight or other stress, such as the platform of an industrial scale. The change in resistance of the strain gages in response to deformation of the transducer by the applied load is detected by electronic instrumentation. Transducers are manufactured with different designs and configurations depending on their application and the type of stress or strain to be measured, for example weight or tension. We produce both analog and digital transducers.

  Modules – Modules are transducers combined with a mounting and with external features such as instruments and cables and are used for weighing and control applications.

  Instruments – Instruments measure, process, digitize, display, and record the output of our strain gages, transducers, and control systems.

  Control systems – Control systems are integrated systems for the detection and measurement of weight and other types of stress or strain, primarily in industrial processes. These include systems to control process weighing in food, chemical, and pharmaceutical plants; force measurement systems used to control web tension in paper mills, roller force in steel mills, and cable tension in winch controls; on-board weighing systems installed in logging and waste-handling trucks; and special scale systems used for aircraft weighing and portable truck weighing.
Product Segments

Our products are primarily based on resistive foil technology which was originated and developed by Vishay Intertechnology. This technology evolved and continues to evolve for different applications used in many markets.

Our products can be divided into two general classes: Foil Technology Products and Weighing Modules and Control Systems. Foil Technology Products include our strain gages, ultra-precision foil resistors, current sensors and PhotoStress products. Weighing Modules and Control Systems segment products include transducers/load cells, modules, instruments, and control systems. These broad categories are also the basis used to determine our operating segments for financial reporting purposes. See Note 13 to our combined and consolidated financial statements for additional information on revenues, income, and total assets by segment and by region.

Qualifications and Specifications

Certain of our products must be qualified or approved under various military and aerospace specifications and other standards.

We have qualified certain of our foil resistor and sensor products under various military specifications approved and monitored by the United States Defense Electronic Supply Center (“DESC”), and under certain European military specifications, and various aerospace standards approved by the U.S. National Aeronautics and Space Administration (“NASA”) and the European Space Agency (“ESA”).

Certain of our load cell products are approved by the National Type Evaluation (“NTEP”) and International Organization of Legal Metrology (“OIML”). Our on-board weighing systems must meet approved standards to make them “legal for trade.” Scales and weighing systems that are designated “legal for trade” must meet strict conformance standards to be used as commercial measuring devices, which can vary by country. Meeting these standards helps to ensure that consumers are charged fairly for goods or services rendered. Our reputation for quality is based on a commitment to the newest and most effective design, manufacturing, testing, and, management procedures and practices. We maintain extensive testing laboratories at our facilities. As a result, we are well equipped to maintain qualifications to a wide range of specifications vital to the automotive, commercial, defense, and aerospace markets, including Military Specifications (MIL), Establish Reliability (ER), British Standards (BS), National Aeronautics and Space Administrative Standards (NASA), European Space Agency (ESA) and ISO 9001 and 14001 standards.

Qualification and specification levels are based in part upon the rate of failure of products. We must continuously perform tests on our products, and for products that are qualified, the results of these tests must be reported to the qualifying organization. If a product fails to meet the requirements for the applicable classification level, the product’s classification may be suspended or reduced to a lower level. During the time that the classification is suspended or reduced to a lower level, net revenues and earnings attributable to that product may be adversely affected.

Manufacturing Operations

Our principal manufacturing facilities are located in the United States (North Carolina), Israel, India, Sweden, the United Kingdom, the People’s Republic of China, the Republic of China (Taiwan), and Japan. We also have manufacturing facilities in Costa Rica, France, and Germany. Over the past several years, we have invested substantial resources to increase capacity and to maximize automation in our plants, which we believe will further reduce production costs. From 2002 through 2008, we also owned a 49% interest in a transducers manufacturer in India. In 2008, we acquired our partner’s interest in this joint venture and plan to expand our operations in India.

We are aggressively undertaking to have the quality systems at most of our major manufacturing facilities approved under the ISO 9001 international quality control standard. ISO 9001 is a comprehensive set of quality program standards developed by the International Standards Organization. A majority of our manufacturing operations have already received ISO 9001 approval and others are actively pursuing such approval. The manufacturing operations located in the following facilities have received ISO 9001 approval:

Holon, Israel
Wendell, North Carolina
Carmiel, Israel
Beijing, People’s Republic of China
Chennai, India
Degerfors, Sweden
Tianjin, People’s Republic of China
Be’er Sheva, Israel
Basingstoke, United Kingdom
Taipei, Republic of China (Taiwan)

The ISO 9001-approved operations at these facilities comprise approximately 85% of VPG’s overall manufacturing operations.

To maintain our cost competitiveness, we also pursue a strategy to shift manufacturing emphasis to more advanced automation in higher-labor-cost regions and to relocate production to regions with skilled workforces and relatively lower labor costs. See Note 6 to our combined and consolidated financial statements for further information related to our restructuring efforts, as well as additional information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cost Management.”

Sources of Supplies

Although most materials incorporated in our products are available from a number of sources, certain materials are available only from a relatively limited number of suppliers. The principal materials used in our products include metallic foil, aluminum, stainless steel, tool steel, plastics, and for a few products, gold. Some of the most highly specialized materials for our sensors are sourced from a single vendor. We maintain a safety stock inventory of critical materials, and have entered into consignment arrangements with certain vendors to assure the availability of critical materials at our facilities.

Due to our vertical product integration strategy, our Weighing Modules and Control Systems segment products are based principally on strain gages produced by us.

Israeli Government Incentives

We have substantial manufacturing operations in Israel, where we benefit from the government’s tax incentive and employment programs. These benefits take the form of reduced tax rates that are lower than those in the United States and government grants.

We might be materially adversely affected if events were to occur in the Middle East that interfered with our operations in Israel. However, we have never experienced any material interruption in our Israeli operations in our 39 years of operations there, in spite of several Middle East crises, including wars.

Inventory and Backlog

We manufacture both standardized products and those designed and produced to meet customer specifications. We maintain an inventory of standardized components, and monitor the backlog of outstanding orders for our products.

We include in our backlog only open orders that have been released by the customer for shipment in the next twelve months. Many of our customers for strain gages, load cells, and foil resistors encounter uncertain and changing demand for their products. They typically order products from us based on their forecasts. If demand falls below customers’ forecasts, or if customers do not control their inventory effectively, they may cancel or reschedule the shipments that are included in our backlog, in many instances without the payment of any penalty. Therefore, the backlog at any point in time is not necessarily indicative of the results to be expected for future periods.

Customers and Marketing

We sell our products to original equipment manufacturers (“OEMs”), electronic manufacturing services (“EMS”) companies, which manufacture for OEMs on an outsourcing basis, independent distributors that maintain large inventories of electronic components for resale to OEMs, and end-use customers.

For our Foil Technology Products segment products, during 2009, approximately 65% of our sales were to OEMs, approximately 5% of our sales were to EMS companies, and approximately 30% of our sales were to distributors. For our Weighing Modules and Control Systems segment products, during 2009, approximately 30% of our sales were to OEMs, approximately 45% of our sales were to distributors, and approximately 25% of our sales were to end-users.

Many of our products have historically been sold by dedicated sales forces consisting mainly of field application engineers (“FAEs”) focusing on specific market segments or specific customers. The FAEs can help meet the needs of our customers for technical and applications support. Their in-depth knowledge of customer needs is a key factor in future research and development initiatives.

A portion of our strain gages and foil resistors and a majority of our load cell products are sold through distributors. A small amount of our foil resistors are sold through the Vishay Intertechnology worldwide sales organization, but we expect that these sales will be transitioned to our dedicated sales forces shortly after the spin-off.

Our customer base is highly fragmented. Sales to our top 40 customers represent approximately only 25% of our total revenues. No single customer comprises more than 5% of our total sales.

During 2009, approximately 40% of our net revenues were attributable to customers in the Americas, approximately 40% were attributable to customers in Europe, and approximately 20% were attributable to customers in Asia.

The vast majority of our products are used in the broad industrial market, with selected uses in military/aerospace, automotive, and to a much lesser extent, consumer products. Within the industrial segment, our products serve a wide variety of applications in the waste management, bulk hauling, logging, scale, engineering systems, pharmaceutical, oil, chemical, steel, paper, and food industries.

Competition

Our markets are highly competitive. Competition in the markets where we sell the bulk of our products is extremely fragmented both geographically and by application. As a result, we face numerous regional and niche product competitors, many of which are well established in their markets. To our knowledge, there are no competitors with the same product mix as us. Our direct competitors (competing head-to-head with similar products) normally compete on a single product line and are smaller and may have less financial resources than us. General industry-wide competitors (competing with alternative conventional products) range from very small, local companies to large, international companies with greater financial resources than us.

Our sensors and our foil resistors are based on a specialty technology which we invented. Competitors often compete in this area with functionally equivalent but alternative products.

Our competitive position depends on our ability to maintain a competitive advantage on the basis of product quality, know-how, proprietary data, market knowledge, service capability, business reputation, and price competitiveness. Our sales and marketing programs aim to offer our customers a broad range of world-class technologies, superior global sales and support.

Research and Development

Our product portfolio is focused to a significant extent on specialty products that require us to form a tied cooperation between us and our customers. We expect to continue to use our research and development, engineering, and product marketing resources to roll out new and innovative products. Our ability to react to changing customer needs and industry trends will continue to be key to our success. Our design, research, and product development teams, in partnership with our marketing teams, drive our efforts to bring innovations to market. We intend to leverage our insights into customer demand to continually develop and roll out new innovative products within our existing lines and to modify our existing core products in ways that make them more appealing, addressing changing customer needs and industry trends.

Many of our products and manufacturing techniques, technologies, and packaging methods have been invented, designed, and developed by our engineers and scientists. We maintain strategically placed design centers where proximity to customers enables us to more easily gauge and satisfy the needs of local markets. These design centers are located in the United States, Germany, Israel, the People’s Republic of China, India, the Republic of China (Taiwan), Sweden, Japan, and the United Kingdom.

We also maintain research and development staff and promote programs at a number of our production facilities to develop new products and new applications of existing products, and to improve manufacturing techniques. This decentralized system encourages individualized product development at specific manufacturing facilities that occasionally has applications at other facilities.

In addition, our sales force  is comprised of  individuals with an engineering background who can help meet the needs of our customers for technical and applications support. This in-depth knowledge of customer needs is a key factor in future research and development initiatives.

Patents and Licenses

We have made a significant investment in securing intellectual property protection for our technology and products. We seek to protect our technology by, among other things, filing patent applications for technology considered important to the development of our business. Although we have numerous United States and foreign patents covering certain of our products and manufacturing processes, no particular patent is considered individually material to our business. We also rely upon trade secrets, unpatented know-how, and continuing technological innovation.

Our ability to compete effectively with other companies depends, in part, on our ability to maintain the proprietary nature of our technology. Although we have been awarded, have filed applications for, or obtained numerous patents in the United States and other countries, there can be no assurance concerning the degree of protection afforded by these patents or the likelihood that pending patents will be issued.

We require all of our technical, research and development, sales and marketing, and management employees and most consultants and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the entity or individual during the course of the entity’s or individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Substantially all of our technical, research and development, sales and marketing, and management employees have entered into agreements providing for the assignment to us of rights to inventions made by them while employed by us.

We have observed that in the current business environment, companies have become more aggressive in asserting and defending patent claims against competitors. We will continue to defend our intellectual property rights, and we may become party to disputes regarding patent licensing. An unfavorable outcome regarding one of these intellectual property matters could have a material adverse effect on our business and operating results.

Environment, Health and Safety

Vishay Intertechnology has, and we expect to adopt, an Environmental Health and Safety Policy that commits us to achieve and maintain compliance with applicable environmental laws, to promote proper management of hazardous materials for the safety of our employees and the protection of the environment, and to minimize the hazardous materials generated in the course of our operations. This policy is expected to be implemented with accountability directly to the board of directors. In addition, our manufacturing operations are subject to various federal, state, and local laws restricting discharge of materials into the environment.

While we attempt to identify potential environmental concerns and to minimize, or obtain indemnification for, environmental matters associated with our acquisitions, we often unavoidably inherit pre-existing environmental obligations, generally based on successor liability doctrines.  At December 31, 2009, we are not aware of any material unresolved environmental remediation obligations related to our manufacturing sites, and we have no liabilities accrued for such matters.  Although we have never been involved in any environmental matter that has had a material adverse impact on our overall operations, there can be no assurance that in connection with any past or future acquisition we will not be obligated to address environmental matters that could have a material adverse impact on our operations.

Under the terms of our master separation agreement with Vishay Intertechnology, each of we and Vishay Intertechnology have agreed to indemnify the other in respect of liabilities relating to its business, including environmental liability. See “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology.”

We are not involved in any pending or threatened proceedings that would require curtailment of our operations. We continually expend funds to ensure that our facilities comply with applicable environmental regulations. We believe that we are in compliance with applicable environmental laws. However, we cannot accurately predict future developments and do not necessarily have knowledge of all past occurrences on sites that we currently occupy. More stringent environmental regulations may be enacted in the future, and we cannot determine the modifications, if any, in our operations that any such future regulations might require, or the cost of compliance with such regulations. Moreover, the risk of environmental liability and remediation costs is inherent in the nature of our business and, therefore, there can be no assurance that material environmental costs, including remediation costs, will not arise in the future.

Employees

As of December 31, 2009, we employed approximately 1,900 full-time employees, of whom approximately 88% were located outside the United States. In preparation for the spin-off, certain employees of Vishay Intertechnology who have been instrumental in the growth and development of our business have transferred to our company. Our future success is substantially dependent on our ability to attract and retain highly qualified technical and administrative personnel. Some of our employees outside the United States are members of trade unions. Our relationship with our employees is generally good. However, no assurance can be given that labor unrest or strikes will not occur.

Properties

Our business has approximately 17 manufacturing locations. Our manufacturing facilities include owned locations, third-party leased locations, and locations leased from Vishay Intertechnology (shared locations). The principal locations of our manufacturing facilities, along with available space including administrative offices, are listed below:

		Approx. Available
	Product segment	Space (Square Feet)
Owned Locations

Holon, Israel (a)	Foil Technology Products	118,000
Wendell, North Carolina USA	Foil Technology Products	106,000
Carmiel, Israel	Weighing Modules and Control Systems	90,000
Bradford, United Kingdom	Weighing Modules and Control Systems	86,000
Akita, Japan (b)	Foil Technology Products	45,000
Chartres, France	Foil Technology Products	11,000
Basingstoke, United Kingdom	Weighing Modules and Control Systems	11,000
Alajuela, Costa Rica	Weighing Modules and Control Systems	4,000

Third-Party Leased Locations

Beijing, People’s Republic of China	Weighing Modules and Control Systems	46,000
Chennai, India	Weighing Modules and Control Systems	35,000
Degerfors, Sweden	Weighing Modules and Control Systems	30,000
Netanya, Israel	Weighing Modules and Control Systems	24,000
Tianjin, People’s Republic of China	Weighing Modules and Control Systems	17,000
Taipei, Republic of China (Taiwan)	Weighing Modules and Control Systems	8,000
Teltow, Germany	Foil Technology Products	5,000

Locations Leased from Vishay
Intertechnology (shared locations)

Nice, France	Foil Technology Products	(c)
Be’er Sheva, Israel	Foil Technology Products	14,000

(a)	Within one year from the spin-off, all Vishay Intertechnology personnel and property will be removed from the Holon facilities. Approximate available space reported above assumes that the departure has occurred.

(b)	A facility on the campus will be leased to Vishay Intertechnology after the spin-off. Approximate available space reported above excludes the area to be leased.

(c)	We will own certain equipment at this facility, which will be consigned to Vishay Intertechnology as a subcontractor manufacturing certain products for us.

In the opinion of management, our properties and equipment generally are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing leases as they expire or in finding alternative facilities.

Our corporate headquarters is located at 3 Great Valley Parkway, Suite 150, Malvern, PA 19355.

Legal Proceedings

From time to time we are involved in routine litigation incidental to our business. Management believes that such matters, either individually or in the aggregate, should not have a material adverse effect on our business or financial condition.

MANAGEMENT

Executive Officers

The persons identified in the following table, who will constitute our executive officers following the spinoff, have been employees of Vishay Intertechnology. After the spin-off, none of the executive officers will continue to be employees of Vishay Intertechnology, and they will resign any executive officer positions held with Vishay Intertechnology.

Name	Age	Positions to be held
Ziv Shoshani	43	Chief Executive Officer, President, and
		Director
William M. Clancy	47	Executive Vice President and Chief Financial
		Officer
Thomas P. Kieffer	57	Sr. Vice President – Chief Technical Officer

Ziv Shoshani will be our Chief Executive Officer and President, and will also serve on the board of directors. Mr. Shoshani was Chief Operating Officer of Vishay Intertechnology, Inc. from January 1, 2007 to November 1, 2009. During 2006, he was Deputy Chief Operating Officer. Mr. Shoshani has been Executive Vice President of Vishay Intertechnology since 2000 with various areas of responsibility, including Executive Vice President of the Capacitors and the Resistors businesses, as well as heading the Measurements Group and Foil Divisions. Mr. Shoshani has been employed by Vishay Intertechnology since 1995 and has been a member of the Vishay Intertechnology Board of Directors since 2001. Mr. Shoshani is a nephew of Dr. Felix Zandman, the founder and executive chairman of Vishay Intertechnology who is expected to control approximately 45% of the voting power of our company following the spin-off.

William M. Clancy will be our Executive Vice President and Chief Financial Officer. Mr. Clancy was Corporate Controller of Vishay Intertechnology from 1993 to November 1, 2009. He became a Vice President of Vishay Intertechnology in 2001 and a Senior Vice President of Vishay Intertechnology in 2005. Mr. Clancy also has served as Corporate Secretary of Vishay Intertechnology since 2006 and was Assistant Corporate Secretary of Vishay Intertechnology from 2002 to 2006. From June 16, 2000 until May 16, 2005 (the date Vishay Intertechnology acquired the noncontrolling interest in Siliconix incorporated), Mr. Clancy served as the principal accounting officer of Siliconix. Mr. Clancy has been employed by Vishay Intertechnology since 1988.

Thomas P. Kieffer will be our Senior Vice President – Chief Technical Officer. Mr. Kieffer was promoted to the position of Senior Vice President – Corporate R&D for Vishay Intertechnology’s Measurements Group and Foil Resistors Division on January 1, 2008. Prior to that, Mr. Kieffer was Senior Vice President of Vishay Intertechnology’s Micro-Measurements and Load Cells Divisions. He became Division Head of Vishay Intertechnology’s Measurements Group Division in 2000 and from 2002 through 2005 was involved in several acquisitions of measurements businesses. Mr. Kieffer has been employed by Vishay Intertechnology since 1984.

Other Members of the Management Team

In addition to our executive officers, we depend on certain key management employees who, as employees of Vishay Intertechnology, were instrumental in the growth and development of our business. Information about these important members of our management team is set forth below.

Name	Age	Positions to be held
Dubi Zandman	58	Vice President – Systems
Rafi Uzan	44	Vice President – Load Cells
Yaron Kadim	45	Vice President – Foil
Steven Klausner	52	Vice President – Treasurer

Dubi Zandman will be our Vice President responsible for Systems division operations. He has held a similar position at Vishay Intertechnology since 2004. During 2002, Mr. Dubi Zandman was actively involved in five acquisitions for Vishay, which formed the new Vishay Transducers business. He served as Senior Sales Director of the new group until 2004. From 2004 until 2006, he served as Vice President, leading the Vishay Transducers division, and executed the acquisition of SI Technologies. Since 2006, Mr. Dubi Zandman served as Vice President – Division Head of Vishay Systems, during which time he executed the acquisition of PM Group. Mr. Dubi Zandman has been employed by Vishay since 2000, and has previously also served as Director of Vishay Intertechnology’s Electro-Films division and Sales Director of Vishay Measurements Group. Mr. Dubi Zandman is a cousin of Dr. Felix Zandman.

Rafi Uzan will be our Vice President responsible for Load Cells division operations. He has held a similar position at Vishay Intertechnology since 2008. From 2004 to 2008, Mr. Uzan was operations manager for Israel and for the Load Cells division within Vishay Intertechnology. From 1999 to 2003, Mr. Uzan served as VP Operations and Operations Israel for Vishay Intertechnology’s Multi-Layer Ceramic Capacitor (“MLCC”) Division. He also held the position of Production Manager for Vishay Intertechnology’s Inductors division from 1995 to 1998. Mr. Uzan has been employed by Vishay Intertechnology since 1994, where he started his career in Vishay as a Process Engineer.

Yaron Kadim will be our Vice President responsible for Foil Resistors operations. He has held a similar position at Vishay Intertechnology since 2005. During 2004, he was Deputy VP Precision Resistors Division Head. From 2000 until 2004, Mr. Kadim was Director of R&D and Engineering in Vishay Intertechnology’s Draloric/Beyschlag resistors division. In 1998, Mr. Kadim served as Engineering Manager for Vishay Intertechnology’s plant in Be’er Sheva, Israel. From 1993 until 1998, Mr. Kadim served as the Production Manager of Vishay Intertechnology’s tantalum capacitors plant in Dimona, Israel. Mr. Kadim has been employed by Vishay Intertechnology since 1993.

Steven Klausner will be our Vice President – Treasurer. He has held a similar position at Vishay Intertechnology since 2007. From 2003 to 2007, Mr. Klausner was Vice President – Assistant Treasurer of Vishay Intertechnology. Mr. Klausner has been employed by Vishay Intertechnology since 1992. Mr. Klausner is the brother-in-law of Marc Zandman, who, following the spin-off will become the non-executive chairman of our board of directors, and the son-in-law of Dr. Felix Zandman.

Board of Directors

Our board of directors presently consists of Ziv Shoshani, William Clancy, and Dr. Lior Yahalomi. For information concerning Messrs. Shoshani and Clancy, see “Executive Officers” above. Dr. Yahalomi is the executive vice president and chief financial officer of Vishay Intertechnology. Mr. Clancy and Dr. Yahalomi are expected to resign from our board shortly before separation. The persons identified in the following table are expected to serve on our board of directors following the completion of the spin-off and will be elected to a one-year term by Vishay Intertechnology as our sole stockholder shortly, with the effective date of their election deferred until immediately following the spin-off.

Name	Age
Marc Zandman	48
Ziv Shoshani	43
Samuel Broydo	73
Saul V. Reibstein	61
Timothy V. Talbert	63

Marc Zandman.  is expected to serve as the non-executive Chairman of our board of directors. Mr. Marc Zandman has been Vice Chairman of the board of directors of Vishay Intertechnology since 2003, a Director of Vishay Intertechnology since 2001, and President of Vishay Intertechnology Israel Ltd. since 1998. Mr. Marc Zandman was appointed Chief Administration Officer of Vishay Intertechnology as of January 1, 2007. Mr. Marc Zandman was Group Vice President of Vishay Intertechnology Measurements Group from 2002 to 2004. Mr. Marc Zandman has served in various other capacities with Vishay Intertechnology since 1984. He is the son of Dr. Felix Zandman, the founder and executive chairman of Vishay Intertechnology who is expected to control approximately 45% of the voting power of our company following the spin-off. Mr. Marc Zandman’s dedicated service to Vishay Intertechnology and extensive knowledge of our business give him valuable experience facing issues relevant to our company.

Ziv Shoshani. For biographical information concerning Mr. Shoshani, see “Executive Officers.” Mr. Shoshani’s long-standing dedication to our company, exemplified in his extensive management experience and experience on the Vishay Intertechnology Board of Directors, provide him with valuable insight into the business and the operation of our company making him a valuable advisor on the Board.

Samuel Broydo. In January 2004, Dr. Broydo retired as the Managing Director of Technology at Applied Materials Inc., a leading manufacturer of semiconductor manufacturing equipment. Prior to joining Applied Materials, he served as the Vice President of Technology at ZyMOS Corporation, a semiconductor manufacturer that pioneered Application Specific Integrated Circuits (ASIC) design methodology, from March 1984 to May 1990. Before Zymos, Dr. Broydo served as the VLSI Technology Manager for the Xerox Palo Alto Research Center, a computer technology innovator, from August 1979 to September 1983. Dr. Broydo was also the VLSI Technology Group Supervisor at Bell Telephone Laboratories (Bell Labs), which was then a leading communications and electronics research company, from May 1966 to August 1979. Dr. Broydo studied at the Leningrad Polytechnic Institute and received Masters Degree in Electrical Engineering from Warsaw Polytechnic Institute; he later earned a Ph.D in Electronics and Electrical Engineering from the University of Birmingham, England. Dr. Broydo’s expertise in electronics and semiconductor technology enables him to understand our business and identify growth opportunities. Dr. Broydo also brings to our board the benefit of relevant management and infrastructure experience in solid state electronic research, design, engineering, manufacturing and problem solving.

Saul V. Reibstein. Since 2004, Mr. Reibstein has served as a member of the senior management team of CBIZ, Inc., a New York Stock Exchange-listed professional services company, where, as Executive Managing Director, he manages nine business units in CBIZ’s Financial Services Group and is responsible for acquisitions of accounting firms for CBIZ on a national basis. Mr. Reibstein has over 35 years of public accounting experience, including 11 years serving as a partner in BDO Seidman, a national accounting services firm, where he was the partner in charge of the Philadelphia office from June 1997 to December 2001 and Regional Business Line Leader from December 2001 until September 2004. Mr. Reibstein is a licensed CPA in Pennsylvania and received a Bachelor of Business Administration from Temple University. Mr. Reibstein qualifies as an audit committee financial expert satisfying the rules of the SEC. Mr. Reibstein’s qualification as an audit committee financial expert as well as his extensive experience as a public accounting partner make him highly qualified to serve both as a director of our company and a financial expert on the Audit Committee. Mr. Reibstein also has relevant, long-standing experience as a manager of an NYSE-listed company that he will draw upon in advising us with respect to our listing and filing compliance.

Timothy V. Talbert. Mr. Talbert has served as Senior Vice President of Credit and Originations for Lease Corporation of America (“LCA”), a national equipment lessor, since July 2000, and President of the LCA Bank Corporation, a bank that augments LCA’s funding capacity, since December 2004. Previously, Mr. Talbert was Senior Vice President and Director of Asset Based Lending and Equipment Leasing of Huntington National Bank from 1997 to 2000; and prior to that, served in a variety of positions with Comerica Bank for more than 20 years. Mr. Talbert previously served on the board of directors and was a member of the audit committee of Siliconix incorporated, a NASDAQ-listed manufacturer of power semiconductors of which Vishay Intertechnology owned an 80.4% interest, from 2001 until Vishay Intertechnology acquired the non-controlling interests in 2005. Mr. Talbert received a Bachelor’s Degree in Economics from University of the Pacific and an MBA from the University of Notre Dame. Mr. Talbert’s service as a director and member of the audit and compensation committees of a publicly traded company allows him to bring an important perspective to the Board. Additionally, Mr. Talbert’s service as the president of a federally regulated institution gives him relevant understanding of compliance with complex regulations and current accounting rules adding invaluable expertise to our Board.

All directors other than Mr. Marc Zandman and Mr. Shoshani are expected to meet the New York Stock Exchange listing standards for independence.

Committees of the Board of Directors

Effective upon the separation, our board of directors will have three committees of independent directors immediately: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of our committees will be governed by a written charter, which will be approved by our board of directors.

Audit Committee

The functions of the Audit Committee will include overseeing our accounting and financial reporting processes; overseeing the audits of our consolidated financial statements and the effectiveness of our internal control over financial reporting; assisting the board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independence and qualifications of our independent registered public accounting firm, and the performance of our internal audit function and independent registered public accounting firm; and performing other related functions specified in the Committee’s charter.

The Audit Committee is expected to consist of Mr. Reibstein, Dr. Broydo, and Mr. Talbert, each of whom satisfies the independence requirements of the rules of the Securities and Exchange Commission and the governance listing requirements of the New York Stock Exchange. All of the members of the Committee also satisfy the financial literacy requirements of the New York Stock Exchange and Mr. Reibstein, who is expected to serve as the chairman of the Committee, qualifies as an audit committee financial expert under the rules of the SEC.

Compensation Committee

The functions of the Compensation Committee will include evaluating the performance of the Chief Executive Officer and our other executive officers and, based on this evaluation, determining and approving the compensation of the Chief Executive Officer and our other executive officers; making recommendations to the board with respect to compensation of directors; making recommendations to the board with respect to, and administering, our incentive compensation plans and equity-based plans; and performing other related functions specified in the Committee’s charter. Also see “Executive Compensation.”

The Compensation Committee is expected to consist of Dr. Broydo and Messrs. Reibstein and Talbert. The Compensation Committee will select its chairman at its first meeting. These directors will be “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code.

Nominating and Corporate Governance Committee

The functions of the Nominating and Corporate Governance Committee will include identifying individuals qualified to become members of the board; selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders; developing and recommending to the board a set of corporate governance principles and a code of ethics for our company; overseeing the evaluation of our board and management; administering our Related Party Transactions Policy; and performing other related functions specified in the Committee’s charter.

The chairman of the Nominating and Corporate Governance Committee will be designated under our Corporate Governance Principles to preside at the executive sessions of the board’s non-management directors.

The Nominating and Corporate Governance Committee is expected to consist of Dr. Broydo and Messrs. Reibstein and Talbert. The Nominating and Corporate Governance Committee will select its chairman at its first meeting.

Corporate Governance

General

Following the spin-off, our day-to-day business activities will be carried out by our employees under the direction and supervision of our Chief Executive Officer. The board of directors will oversee these activities. In doing so, each director is required to use business judgment in the best interests of our company and its stockholders. The board’s primary responsibilities include:
  Review of our performance, strategies, and major decisions;
  Oversight of our compliance with legal and regulatory requirements and the integrity of our financial statements;
  Oversight of management, including review of the CEO’s performance and succession planning for key management roles; and
  Oversight of compensation for the CEO, key executives and the board, as well as oversight of compensation policies and programs for all employees.
Additional description of the board’s responsibilities will be included in our Corporate Governance Principles document, described below.

Corporate Governance Principles

Our board of directors is expected to adopt a set of Corporate Governance Principles in connection with the spin-off to assist them in guiding our governance practices. These practices will be regularly re-evaluated by the Nominating and Governance Committee in light of changing circumstances in order to continue serving the best interests of our company and our stockholders. The Corporate Governance Principles document will be available to stockholders following the separation on our website and in print upon request.

Codes of Conduct

To assure the honest and ethical conduct of our employees and officers, our board of directors will adopt the following codes of conduct, which will be posted on our website and available to stockholders upon written request following the separation.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics will contain standards of ethical business practices applicable to all our employees, including our officers. Among other things, this code will address corporate records, conflicts of interest, gifts and gratuities, corrupt practices, corporate opportunities, trading in company securities, contacts with the media, compliance with law, proper business and marketing practices, political contributions, discrimination and harassment, government proceedings, communications with employees and procedures for dealing with violations.

Code of Ethics

Our board will also adopt a Code of Ethics Applicable to the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Financial Managers. This code is intended to promote the honest and ethical conduct of senior management; avoidance of conflicts of interest; full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the SEC and other public communications; compliance with laws; prompt internal reporting of violations of the code; and accountability for adherence to the code. We intend to post any amendments to or any waivers from a provision of this code on our website.

Director Qualifications, Nominations and Communications

We expect that our board or the Nominating and Corporate Governance Committee will adopt policies and procedures regarding director qualifications, nominations and communications that will take effect once we are a public company. These policies will be posted to our website and will be available to stockholders upon written request following the separation.

Director qualifications

We expect that our policy on director qualification will generally require that candidates for director be persons of integrity and sound ethical character; be able to represent all stockholders fairly; have no material conflicts of interest; have demonstrated professional achievement; have meaningful management, advisory or policy-making experience; have an appreciation of the major business issues facing our company and the industry in which we operate; and have adequate time to devote to service on our board. It will also require that our board have directors who can satisfy the independence and financial literacy and expertise standards required of us by the rules of the SEC and the New York Stock Exchange and that the benefits of board diversity be considered in the nominations process.

Stockholder recommendations of director nominees

We expect our Nominating and Corporate Governance Committee to adopt procedures regarding stockholder recommendation of nominees for election to our board of directors. Under these procedures the Committee will only consider candidates who satisfy our minimum qualifications for directors, and will take into account other factors, such as the size and duration of the recommending stockholder’s ownership interest in our company. It is also expected that the Committee will adopt a general policy to re-nominate qualified incumbent directors and that, absent special circumstances, the Committee will not consider other candidates when a qualified incumbent director consents to stand for re-election.

Stockholder nominations of director candidates and stockholder proposals

Stockholders may nominate director candidates and make proposals to be considered at the annual meeting of stockholders. As used in this section, the term “stockholder proposal” refers to a proposal by a stockholder to be presented to stockholders for a vote at a meeting of stockholders, not including a stockholder nomination of a candidate for election to the board of directors. In accordance with our bylaws, any stockholder nominations of one or more candidates for election as directors at an annual meeting or any other proposal for consideration at an annual meeting must be received by us at least 60 days and not more than 90 days prior to the first anniversary of the preceding annual meeting of stockholders. The nomination or proposal must be accompanied by certain information, including:
  information concerning the nominating or proposing stockholder, any beneficial owners of our company’s securities held by the nominating or proposing stockholder, and each nominee;
  disclosure of any interest in our company’s securities held by the nominating or proposing stockholder and any such beneficial holder, including any long or short derivative or similar positions relating to our company’s securities;
  in the case of a nomination, a description of any compensatory or other monetary relationships between nominating stockholder and any such beneficial holder, on the one hand, and each nominee, on the other hand; in the case of a proposal for business other than a nomination, a brief description of the proposal and the reasons for making the proposal at the meeting, as well as a description of all agreements, arrangements and understandings between the proposing stockholder and any beneficial owner, on the one hand, and any other person, on the other hand, in connection with the proposal;
  in the case of a nomination, any additional information we may reasonably required in order to determine the eligibility of the nominee to serve as an independent director or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of the nominee; and
  information relating to the proposing or nominating stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and/or for the election of directors in a contested election in accordance with the SEC’s proxy rules.

In addition, each nominee is required to complete and submit a questionnaire to us with respect to the background and qualification of the nominee and the background of any other person or entity on whose behalf the nomination is being made, together with a written representation and agreement that the nominee (A) is not and will not become a party to any agreement or understanding as to how the nominee, if elected as a director, will act or vote on any issue or question that has not been disclosed to us or that could limit or interfere with the nominee’s ability to comply with his or her fiduciary duties as a director under applicable law, (B) is not and will not become a party to any agreement or understanding with anyone other than our company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to us, and (C) would be in compliance, if elected as a director, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of our company.

In addition to being able to present proposals for consideration at an annual meeting of stockholders, stockholders may also be able to have their proposals included in our proxy statement and form of proxy for an annual meeting. In order to have a stockholder proposal included in the proxy statement and form of proxy, the proposal must be delivered to us at the address set forth below not later than 120 days before the date of our company’s proxy statement released to stockholders in connection with the preceding annual meeting of stockholders, and the stockholder must otherwise comply with applicable SEC requirements. If the stockholder complies with these requirements for inclusion of a proposal in our proxy statement and form of proxy, the stockholder’s proposal will not be excluded by virtue of failure to comply with the timing and information requirements included in our bylaws, as described above.

Communications with the Board

We also expect to adopt procedures for security holder communications with directors and interested party communication with non-management directors. Under these procedures, our stockholders will be able to communicate with the board of directors, any committee of the board or any individual director, and any interested party will be able to communicate with the non-management directors of the board as a group, by delivering communications either in writing addressed to our corporate secretary at our headquarters address or by e-mail to an address to be designated.

Other Policies and Procedures

We expect that our board or its committees will adopt other policies and procedures as required by law or the rules of the New York Stock Exchange or as appropriate to promote good corporate governance. Among these are—
  whistleblower and ethics hotline procedures to be adopted by our Audit Committee for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters; and

  a related party transaction policy, which will govern transactions between our company and our directors and executive officers and their families; stockholders owning in excess of 5% of any class of our securities; and certain affiliates of these persons.

Director Compensation

Cash and Equity-Based Compensation

We intend to compensate each non-employee director for service on the board with an annual retainer fee. The amount of the annual retainer is expected to be $75,000 for the non-executive chairman of the board and $30,000 for each other non-employee director. In addition, we intend to provide each non-employee director with a one-time grant of restricted stock units (“RSUs”) for our company’s common stock. The one-time grant would be made upon election to the board, and the RSUs would vest ratably over three years. The RSU grant to the non-executive chairman of the board will be valued at $75,000 and the RSU grant to each other non-employee director will be valued at $30,000. The number of shares subject to the RSUs will be determined by dividing the value of the award by the average of the daily closing price of our common stock for the 10 consecutive trading days following the distribution date.

No separate compensation will be paid to non-employee directors for their attendance at board or committee meetings or for serving on a board committee or as the chairman of a board committee.

EXECUTIVE COMPENSATION

Introduction

This section presents information concerning the compensation arrangements for our executive officers. Our company was formed to conduct the precision measurement and foil resistor business of Vishay Intertechnology. Historically, this business was conducted as part of the passive components segment of Vishay Intertechnology through various direct and indirect subsidiaries and not as part of a single subsidiary holding company. With the formation of Vishay Precision Group in the latter part of 2009, Vishay Intertechnology began the process of moving its precision measurement and foil resistor business to the company and its subsidiaries, a process that will be completed prior to the spin-off date. Ziv Shoshani, who has been functioning as our principal executive officer, will be our President and Chief Executive Officer, and William Clancy, who has been functioning as our principal financial officer, will be our Executive Vice President and Chief Financial Officer. Both Messrs. Shoshani and Clancy have served as officers of various wholly-owned subsidiaries of Vishay Intertechnology, including Vishay Precision Group, Inc., and are at present our only executive officers.

Mr. Shoshani has been an executive officer of Vishay Intertechnology since 2003 but will step down from that position on the distribution date. Mr. Clancy has been an employee of Vishay Intertechnology since 1988 but did not serve as an executive officer of Vishay Intertechnology. We anticipate that Mr. Thomas Kieffer, who will be our Chief Technology Officer, will become an executive officer of our company effective as of the distribution date. Mr. Kieffer is presently employed in one of Vishay Precision Group’s subsidiaries.

We present historical financial information concerning the compensation of Messrs. Shoshani, Clancy  and Kieffer for 2009. This information reflects compensation received for all of 2009 and includes compensation received from Vishay Intertechnology prior to the time they became executive officers of our company. This historical compensation may not be directly relevant to the compensation that Messrs. Shoshani and Clancy will receive from us.

We also present information concerning the future compensation of Messrs. Shoshani, Clancy, and Kieffer under “2010 Compensation from Vishay Precision Group.” These compensation arrangements have been negotiated between the respective officers and the strategic affairs and compensation committees of Vishay Intertechnology with the advice of management and approved by the Vishay Intertechnology board of directors. We anticipate that following the distribution date, Mr. Shoshani will enter into an employment agreement with us, consistent with the terms set forth below, which will be negotiated between Mr. Shoshani and our compensation committee.

Messrs. Shoshani and Clancy hold certain equity-based long-term incentive awards that were granted to them by Vishay Intertechnology. The treatment of these awards in the spin-off is described under “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology – Employee Matters Agreement – Equity Awards.”

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes certain elements of the compensation arrangements for the named executive officers of Vishay Intertechnology, and its compensation philosophy, particularly as they relate to Mr. Shoshani. We believe that certain of the compensation arrangements and elements of compensation philosophy at Vishay Intertechnology have relevance for understanding the initial compensation arrangements for our executive officers, because the strategic affairs and compensation committees of Vishay Intertechnology were responsible in part for determining the initial compensation of Messrs. Shoshani, Clancy, and Kieffer, our executive officers. In addition, we expect that certain elements of the compensation for our executive officers will be similar to the elements of the executive compensation at Vishay Intertechnology.

We note, however, that following the distribution date, our board of directors will establish a compensation committee that will be responsible for our company’s executive compensation. We anticipate that the compensation committee will review all aspects of the compensation of our executive officers, and the compensation philosophy of our compensation committee following the distribution date could differ from the historical compensation philosophy of Vishay Intertechnology. While we anticipate that, at least initially, the compensation committee will leave intact the arrangements with our executive officers described below, the committee could determine to make changes, either in the short- or long-term. The compensation committee of our board will also be responsible for entering into an employment agreement with Mr. Shoshani, in his intended role as our Chief Executive Officer.

Compensation Philosophy Generally

The compensation programs of Vishay Intertechnology were historically designed to support its business goals and promote its short- and long-term profitable growth. The equity plans of Vishay Intertechnology are designed to ensure that executive compensation programs and practices are aligned with the long-term interests of the Vishay Intertechnology stockholders. The total compensation of each individual varies with individual performance and Vishay Intertechnology’s overall performance in achieving financial and non-financial objectives.

The compensation committee and management of Vishay Intertechnology believe that compensation should help to recruit, retain, and motivate key employees who can function effectively both in periods of recession and economic upturn. Ordinarily an executive officer’s total compensation should consist of a combination of cash payments and equity awards, to achieve the right balance between short- and long-term performance. Equity-based compensation should serve to align the interests of management with those of stockholders. Severance protection should provide executives with an appropriate level of job security, commensurate with their contributions to the company and their tenure.

The compensation committee of Vishay Intertechnology, in consultation with the company’s chief executive officer, undertakes an annual review of the compensation arrangements of the executive officers of Vishay Intertechnology.

Vishay Intertechnology historically has taken into account what it terms “adjusted net income,” among other things, in setting bonuses for its two most senior executive officers. Vishay Intertechnology uses this term to mean net income determined in accordance with U.S. generally accepted accounting principles (“GAAP”), adjusted to exclude various items that management believes are not indicative of the intrinsic operating performance of its business, including restructuring and related severance costs, fixed asset or inventory write-downs and related purchase commitment charges, impairment charges for goodwill or indefinite-lived intangible assets, and individually material one-time gains or charges.  The employment agreements of these two executives sets forth that their bonus will be equal to a percentage of adjusted net income, subject to a maximum bonus equal to three times base salary.

The bonuses for the other executive officers and managers of Vishay Intertechnology, including Mr. Shoshani, have historically generally been based on achievement of a combination of corporate and personal objectives.  Corporate objectives have included, among other things, “adjusted operating margin,” which means operating income determined in accordance with U.S. GAAP, adjusted to exclude various items that management believes are not indicative of the intrinsic operating performance of its business, including restructuring and related severance costs, fixed asset or inventory write-downs and related purchase commitment charges, impairment charges for goodwill or indefinite-lived intangible assets, and individually material one-time gains or charges.  For those managers who are not executive officers of Vishay Intertechnology and whose bonus performance measures include adjusted operating margin, the adjusted operating margin used may either be the adjusted operating margin of Vishay Intertechnology or the adjusted operating margin of a particular division or business unit of Vishay Intertechnology.  Other components of the bonus determination for such other executive officers and managers have included additional corporate financial and operational objectives, as well as personal goals, in each case tailored to the executives’ specific responsibilities.

In the early part of each calendar year, the compensation committee of Vishay Intertechnology, in consultation with its Executive Chairman and CEO, establishes the target adjusted operating margin for Vishay Intertechnology, as well as additional appropriate financial measure(s) for individual executives and business units.  The achievement of performance objectives at the corporate and business unit level as well as for each executive individually, is reviewed by the CEO and the compensation committee upon the availability of year-end financial results, resulting in a performance score for the executive in each of several categories.  The executive’s total performance score represents the percentage of the executive’s base salary earned as a bonus.  Each executive’s maximum performance score is established either pursuant to the executive’s employment contract (if any) or by the compensation committee at the time the annual performance objectives are set at the commencement of the year.

The compensation committee and management of Vishay Intertechnology have always believed that the elements of compensation for the company’s senior executives reward intrinsically sound management decisions and do not encourage risk-taking to enhance short-term profitability at the expense of the long-term health and viability of the enterprise.

In designing executive compensation arrangements to avoid encouraging inappropriate risk-taking, the compensation committee considers various factors which are intended to provide an appropriate mix of compensation components, with no portion being too heavily weighted towards the achievement of short-term goals.  Historically, such consideration has largely been incorporated into the committee’s general deliberation of the overall structure and terms of executive compensation arrangements.  In response to current trends in executive compensation practices, as well as recently adopted SEC rules encouraging more explicit focus on risks arising from compensation policies, Vishay Intertechnology has commenced a practice of more deliberately focusing on the risks, if any, arising from its executive compensation arrangements, and modifying such arrangements to the extent necessary to minimize any such risks.
The factors considered by the compensation committee in evaluating the risks arising from compensation arrangements, which have been incorporated into the terms and conditions of such compensation arrangements, include, in no particular weighting or order of prominence:
  base salaries are fixed in amount,

  capping annual cash bonuses for executive officers.  While annual cash bonuses focus on the achievement of short-term or annual goals and short-term goals may encourage risk-taking, the committee considers the other compensation arrangements which appropriately balance risk and the desire to focus on short-term goals.

  deferring a meaningful portion of total compensation until retirement or termination of employment,

  compensating executives, in part, in the form of phantom stock units for which the stock is only received upon retirement or termination of employment, thus providing an incentive for the creation of long-term shareholder value.  The value of these restricted stock units is at risk if Vishay Intertechnology’s stock price declines.
Each of these factors is intended to encourage an appropriately long-term focus, and to align the long-term interests of senior management with those of stockholders.

As described below, in response to the global recession, at the beginning of 2009, the compensation committee determined not to award any bonus compensation for 2009. This is consistent with the committee’s prudent management of compensation matters and further serves to avoid inappropriate risk-taking by our employees.

Employment Agreements

In 2004, under the direction of its compensation committee and with the advice of a compensation consultant, Vishay Intertechnology engaged in a major review and overhaul of the compensation practices for its named executive officers. As a consequence of this review, Vishay Intertechnology entered into comprehensive employment agreements and other arrangements with each of its named executive officers at the time, including Mr. Shoshani. The agreement and other arrangements with Mr. Shoshani, except for base salary, have remained unchanged since that time.

The compensation arrangements embodied in the agreements with each of the executive officers at the time, including the agreement with Mr. Shoshani, were based upon the expectation that they would remain in place for a period of time. The agreements have an evergreen feature, whereby at the end of each year another year is added, so that effectively the agreements always have three remaining years in their term. An evergreen term is essentially similar to the right of an executive to receive severance if the company does not renew his employment agreement at the end of its stated term. As a consequence, the compensation arrangements can only be modified with the respective executive’s consent, without which the executive would otherwise have the right to terminate employment and receive severance pay.

Response to the Global Recession

The nearly unprecedented disruption in the global economy that began in the summer of 2008 and that continued into late 2009 had a substantial impact on the compensation policies of Vishay Intertechnology in 2009. Conservation of cash and generating free cash, which Vishay Intertechnology defines as cash flow from operations less cash used for capital expenditures, net of proceeds from sale of fixed assets, became central to the company’s short-term management objectives. Among the measures that Vishay Intertechnology undertook to conserve cash was the imposition of a freeze on compensation, where possible, and the elimination of bonuses for 2009. Although contractually entitled to cash bonus compensation, the executive officers of Vishay Intertechnology agreed to forgo these bonuses in 2009 unless conditions improved. Also, the compensation committee of Vishay Intertechnology determined not to make any discretionary award of equity-based compensation for 2009, in part because of the unsettled market environment and because of the depressed price of the company’s stock to historically low levels at the time. With the improvement in the worldwide economy and the business of Vishay Intertechnology beginning in late 2009 and carrying forward into the first half of 2010, Vishay Intertechnology expects that its compensation committee will resume its historical compensation packages for 2010.

Compensation Components

The components of the compensation packages for the named executive officers of Vishay Intertechnology, as prescribed by their employment agreements, include base salary, commensurate with the roles and responsibility of the executives; annual performance-based bonuses; deferred compensation; and customary welfare and retirement benefits. The compensation committee also considers the award of extra-contractual equity-based compensation on a year-by-year basis. In making its compensation determinations, the compensation committee of Vishay Intertechnology reviews data on compensation practices of 47 public companies that are similar to Vishay Intertechnology in terms of revenues, number of employees, market capitalization, geographic location and/or scope of international operations, and that are found in the Fortune 1000 listing and the S&P MidCap 400 Index. These companies include several active in the semiconductor and electronic components industry, and others in different industries. While the Committee did not perform a quantitative benchmarking analysis, the Committee utilized all of the data from the 47 companies as guidelines for and to assess the reasonableness of its compensation practices for executives.

The public companies reviewed for general comparison included:

Direct Competitors of Vishay	Other Fortune 1000 Semiconductor	Other S&P MidCap 400
Intertechnology	and Electronic Components	Components
Companies

ON Semiconductor Fairchild Semiconductor International Rectifier AVX KEMET Corporation
  Xilinx
  Novellus
  Lam Research
  Sandisk
  Maxim Integrated Products
  LSI
  KLA Tencor
  National Semiconductor
  Analog Devices
  Spansion
  Amkor
  Benchmark Electronics
  NVIDIA
  Broadcom
  Micron
  Advanced Micro Devices
  Applied Materials
  Flextronics
  Sanmina-SCI
  Texas Instruments
  Intel

  Ametek
  Palm
  SPX
  Diebold
  Imation
  Hubbell Inc
  Arrow
  FMC
  Aqua America
  Thomas & Betts
  Charming Shoppes
  SEI Investments
  Teleflex
  Toll Brothers
  Urban Outfitters
  Wilmington Trust
  Endo Pharmaceuticals
  Cephalon
  Cabot Corporation
  Atmel
  Avnet

The compensation packages for the senior executives of Vishay Intertechnology also include severance benefits that the compensation committee believes are consistent with severance programs for similarly situated senior executives at comparable public companies.

Ziv Shoshani

Although Mr. Shoshani assumed the role of principal executive officer of our company effective November 1, 2009, he continues to be compensated as an executive officer of Vishay Intertechnology, in accordance with his existing employment arrangements, until the distribution date.

General. The compensation package of Mr. Shoshani has been somewhat lower than the compensation of executive officers of his rank at other, comparable public companies in consideration of his transitional status in the management structure of Vishay Intertechnology, prior to his assuming chief executive responsibilities for our company. This was part of the succession program of Vishay Intertechnology, whereby Mr. Shoshani was in preparation to assume more senior executive responsibilities.

Base salary. The minimum base salary level for Mr. Shoshani was fixed in his 2004 employment agreement. The compensation committee of Vishay Intertechnology reviews the base salary level each year to determine whether an increase would be appropriate, considering individual performance, prior years’ compensation level, recent operating results, operating results of competitors, projections for the future, other components of the executive pay packages, perceived salary trends in executive base salary among the peer group of Vishay Intertechnology and input on executive performance from the chief executive officer. Determining the base salary is qualitative and subjective, and no specific quantitative weighting of the various factors is assigned. Qualitatively, individual performance, projections of future individual performance, perceived salary trends among peer group companies, and the input on executive performance by the chief executive officer generally are given more weight.

The base salary for Mr. Shoshani remained the same through 2005, but was increased in each of 2006, 2007, and 2008. Also, because the base salary of Mr. Shoshani has been denominated in Israeli shekels beginning in 2007, a portion of the increase in his salary since then, expressed in terms of U.S. dollars, reflects the significant weakening of the dollar against the shekel. Mr. Shoshani’s base salary, as denominated in Israeli shekels, remained unchanged in 2009 from the prior year, in response to the unprecedented global recession consistent with all of the executive officers of Vishay Intertechnology.

Performance bonus. Under his employment contract, Mr. Shoshani is eligible for a performance bonus of up to 42.5% of his base salary.  The amount of bonus payable to Mr. Shoshani is determined by the Vishay Intertechnology compensation committee, based on the company’s performance and Mr. Shoshani’s individual performance.

For 2009, Mr. Shoshani’s corporate performance metrics included divisional adjusted operating margin and inventory turnover, in each case for the combined Measurements Group and Foil Resistors divisions.  With respect the adjusted operating margin performance metric, Mr. Shoshani would not be eligible to receive a bonus if actual performance were less than or equal to 80% of target.  If actual adjusted operating margin were between 80% and 100% of target, Mr. Shoshani would be eligible to receive a percentage of his maximum bonus with respect to adjusted operating margin, increasing ratably from 0% to 60% of the maximum bonus potential for adjusted operating margin.  Finally, if actual adjusted operating margin were between 100% and 120% of target, Mr. Shoshani would be eligible to receive a percentage of his maximum bonus with respect to adjusted operating margin, increasing ratably from 60% to 100% of the maximum bonus potential for adjusted operating margin.

The combined Measurements Group and Foil Resistors divisional adjusted operating margin target for 2009 was $47.9 million, and Mr. Shoshani would have been entitled to receive a bonus of 30% of his base salary based on achievement of divisional adjusted operating margin at 120% of target.  Because the actual adjusted operating margin was less than 80% of the target, Mr. Shoshani did not earn any portion of his bonus potential with respect to the divisional adjusted operating margin component.

Mr. Shoshani would have been eligible to receive a bonus of 5% of his base salary based on achievement of targeted combined Measurements Group and Foil Resistors divisional inventory turnover.  The divisional inventory turnover target for 2009 was 2.89x.  Because the actual inventory turnover was less than the target, Mr. Shoshani did not earn any portion of his bonus potential with respect to the divisional inventory turnover component.

Finally, Mr. Shoshani would have been eligible to receive a bonus of up to 7.5% of his base salary based on the achievement of individual performance goals in 2009. The individual performance goals are established by the Chief Executive Officer of Vishay Intertechnology in consultation with Mr. Shoshani at the beginning of each calendar year, and the Vishay Intertechnology Chief Executive Officer determines the extent to which the performance goals are met following the end of each year, which is ratified by the Board of Directors of Vishay Intertechnology. For 2009, Mr. Shoshani's individual performance goals and related bonus opportunity as a percentage of base salary (in parentheses) included achieving a $5 million reduction in fixed costs of the Vishay Intertechnology Foil & Measurement Group without a freeze in employee compensation, versus the 2009 budget (2%), reducing the capital equipment spending budget for the Foil & Measurement Group to $2.6 million (2%), timely completion of the relocation of the Netanya, Israel facility production to the Carmiel, Israel facility (1%), completing the closure of the Breda customer service and warehouse (1%), and monitoring the relocation of the sample center to Columbus, Nebraska and the relocation of the Kanot warehouse relocation to Be'er Sheva, Israel (1.5%).

As noted above under “Response to the Global Recession,” Mr. Shoshani, along with the other executive officers of Vishay Intertechnology, agreed to forgo any performance bonus to which he otherwise would be entitled for 2009, in consideration of the challenging business environment during the year. Because bonuses were foregone, performance objective achievement was not quantified.  However, Vishay Intertechnology management estimates that Mr. Shoshani would have been eligible for a bonus of between $15,000 and $22,900 based on the achievement of his individual performance goals.

Incentive compensation . The compensation committee of Vishay Intertechnology makes an annual determination whether to award extra-contractual equity-based compensation to the executive officers of Vishay Intertechnology on a year-by-year basis. As noted above, the committee determined not to make any such awards for 2009, again in consideration of the challenging business environment during the year. Mr. Shoshani was eligible for extra-contractual Restricted Stock Units (“RSUs”) in 2008, however, Vishay Intertechnology had to make certain regulatory filings in Israel before such grant could be made. These approvals were received in 2009, and the grant was made accordingly.

Deferred compensation. Vishay Intertechnology executives are eligible to participate in a nonqualified deferred compensation plan, which is available to all employees who meet certain criteria under the Internal Revenue Code. Vishay Intertechnology annually contributes $100,000 to this plan on behalf of Mr. Shoshani, pursuant to his employment agreement, similar to the contributions for other of its senior executives. Mr. Shoshani, along with other senior executives of Vishay Intertechnology, has elected to defer all eligible amounts of compensation until retirement or termination of employment, at which time the amounts would be paid in a lump sum. To the extent required to avoid tax penalties, the deferred amounts are not paid until six months after the termination of employment. Mr. Shoshani, like most other senior executives of Vishay Intertechnology has a long-standing relationship with the company. At the suggestion of management, the Vishay Intertechnology compensation committee therefore considered this deferred compensation in the nature of a retirement benefit and an anticipatory reward for loyalty to Vishay Intertechnology over time. While deferred, amounts are credited with “earnings” based on the performance of notional investment options available under the plan. No portion of the earnings credited during 2009 was “above market” or “preferential.”

Phantom stock units. Pursuant to his employment agreement, Mr. Shoshani receives annual grants of phantom stock units, similar to the grants for other senior executives of Vishay Intertechnology. The grants are made under the stockholder-approved Vishay Intertechnology Senior Executive Phantom Stock Plan. Similar to the deferred cash compensation described above, the Vishay Intertechnology compensation committee considers the grant of phantom stock units in the nature of a retirement benefit and an anticipatory reward for loyalty to Vishay Intertechnology over time. The cumulative increase in the number of phantom stock units held by the executives over time also is intended to strengthen the alignment of executive and stockholder interests in the long-term appreciation of the equity value of Vishay Intertechnology. The deferred equity compensation consists of 5,000 phantom stock units awarded to each executive on the first business day of each calendar year and was fixed by contract in 2004.

Severance. The Vishay Intertechnology compensation committee believes that severance payments in the event of an involuntary termination of employment are part of a standard compensation package for senior executives. Consequently, in 2004, the compensation committee included severance provisions for Vishay Intertechnology executive officers in their employment contracts.

Mr. Shoshani’s employment contract with Vishay Intertechnology contains severance provisions providing generally for three years of compensation in the case of a termination without cause or a voluntary termination by the executive for “good reason” (as defined in the employment agreement). Specifically, severance items include:
  salary continuation for three years, payable over three years;
  5,000 shares of common stock annually for three years. Because these shares are granted after termination of employment, actual shares – rather than phantom stock units – are granted;
  bonus for the year of termination;
  $1,500,000 lump sum cash payment. This payment replaces the annual deferred compensation credits and the annual bonus for the 3-year severance period;
  lifetime continuation of executive’s life insurance benefit; and
  continuation of the executive’s medical benefit for a maximum of three years if the termination occurs before attaining age 62 and lifetime continuation up to $15,000 annual premium value if the termination occurs after attaining age 62.

The following table sets forth the compensation that would have been received by Mr. Shoshani had he been terminated as of December 31, 2009.

				Life	Nonqualified
Salary			Lump sum	insurance /	deferred
continuation		Stock grants	termination	medical	compensation
(1)	Bonus (2)	(3)	payment	benefit (4)	(5)
$916,077	$-	$125,250	$1,500,000	$36,569	$636,957

(1)	Equals 3 times U.S. dollar value of 2009 salary, paid over three years.

(2)	Consists of bonus and non-equity incentive plan compensation as reflected in the “Summary Compensation Table,” which is zero for 2009 due to a decision by the executive officers of Vishay Intertechnology to voluntarily forgo bonuses in response to the global recession.

(3)	Equals 15,000 shares multiplied by $8.35, which was the closing price of Vishay Intertechnology’s common stock on December 31, 2009. The shares are to be paid out over three years.

(4)	Present value of accumulated benefit reflected in the “Pension Benefits” table, paid annually until death.

(5)	Aggregate balance at year end as reflected in the “Nonqualified Deferred Compensation” table.

Retirement benefits. The Vishay Intertechnology compensation committee believes that providing an adequate retirement benefit commensurate with position is essential to retaining qualified individuals for long-term employment. The retirement benefits for Mr. Shoshani are not materially preferential to those of other employees of Vishay Intertechnology.

Perquisites. Vishay Intertechnology provides executive officers, including Mr. Shoshani with perquisites and other personal benefits that the company and its compensation committee believe are reasonable and consistent with our overall compensation program. These perquisites are not intended, however, to constitute a material portion of the executive’s compensation packages. In general, the perquisites, while not integral to the performance of an executive’s duties, must bear some relationship to the executive’s employment and be of perceived benefit to Vishay Intertechnology. The Vishay Intertechnology compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the company’s executive officers, including Mr. Shoshani.

Israeli benefits. Mr. Shoshani is a resident of Israel. As a result, he is entitled to certain benefits that are generally available to employees in Israel on a non-discriminatory basis, including:
  advanced training fund, 7.5% of base salary;
  severance fund, 8.33% of base salary;
  disability insurance, 2.5% of base salary; and
  pension fund, 5% of base salary.
These benefits are required by Israeli law and employment practices generally, and were taken into account by the Vishay Intertechnology compensation committee in formulating the overall compensation package for Mr. Shoshani.

2010 compensation. Until the distribution date, Mr. Shoshani will be compensated under the terms of his existing employment contract with Vishay Intertechnology and as otherwise determined by the compensation committee of Vishay Intertechnology. The compensation committee, with advice from management, has determined, in light of the pending spin-off, to maintain Mr. Shoshani’s base compensation through the distribution date at the same level for 2010 as in 2009 and not to award any discretionary long-term compensation of Vishay Intertechnology equity to Mr. Shoshani in 2010. Mr. Shoshani will receive a one-time cash bonus from Vishay Intertechnology in the amount of  $600,000 upon the successful completion of the spin-off. The only requirement that needs to be met in order for Mr. Shoshani to receive this special bonus is the successful completion of the spin-off. Corporate or individual performance following the spin-off will not affect Mr. Shoshani right to receive or retain this special bonus from Vishay Intertechnology. See “2010 Compensation from Vishay Precision Group – Employment Terms – Ziv Shoshani – Special bonuses.”

William M. Clancy

Historical compensation. Mr. Clancy served as senior vice president and corporate controller of Vishay Intertechnology from 2005 until he began functioning as our principal financial officer on November 1, 2009. While serving with Vishay Intertechnology, he was not an executive officer, and his compensation was determined in a manner similar to other members of the non-executive management of Vishay Intertechnology. Non-executive management compensation packages at Vishay Intertechnology have historically been developed to provide a competitive base salary and incentive compensation based on personal objectives and the results of the company. Mr. Clancy does not have an employment contract with Vishay Intertechnology. In accordance with the policy of Vishay Intertechnology described above and implemented to contend with the 2008-2009 recessionary environment, Mr. Clancy’s base salary remained the same in 2009 as in 2008, and he was not awarded a performance bonus in 2009. Mr. Clancy was not awarded any long-term compensation in the form of Vishay Intertechnology equity in 2009. Mr. Clancy’s compensation was unchanged after he began functioning as our principal financial officer on November 1, 2009.

Performance bonus. For 2009, Mr. Clancy was eligible for a performance bonus of up to 30% of his base salary.  The amount of bonus payable to Mr. Clancy is determined by the Vishay Intertechnology compensation committee, based on the company’s performance and Mr. Clancy’s individual performance.

For 2009, Mr. Clancy’s corporate performance metrics included adjusted operating margin and the attainment of the general and administrative budget, in each case for Vishay Intertechnology.  With respect the adjusted operating margin performance metric, Mr. Clancy would not be eligible to receive a bonus if actual performance were less than or equal to 80% of target.  If actual adjusted operating margin were between 80% and 100% of target, Mr. Clancy would be eligible to receive a percentage of his maximum bonus with respect to adjusted operating margin, increasing ratably from 0% to 60% of the maximum bonus potential for adjusted operating margin.  Finally, if actual adjusted operating margin were between 100% and 120% of target, Mr. Clancy would be eligible to receive a percentage of his maximum bonus with respect to adjusted operating margin, increasing ratably from 60% to 100% of the maximum bonus potential for adjusted operating margin.

The Vishay Intertechnology adjusted operating margin target for 2009 was $215.5 million, and Mr. Clancy would have been entitled to receive a bonus of 15% of his base salary based on achievement of adjusted operating margin at 120% of target.  Because the actual adjusted operating margin was less than 80% of the target, Mr. Clancy did not earn any portion of his bonus potential with respect to the adjusted operating margin component.

Mr. Clancy was eligible to receive a bonus for 2009 equal to 3.75% of his base salary based on the attainment of the general and administrative budget.  The general and administrative budget target for 2009 was $3.4 million.  Because the actual general and administrative budget was within the budget, Mr. Clancy earned $7,669, equal to 3.75% of his base salary, with respect to the general and administrative budget component of his bonus.

Finally, Mr. Clancy was eligible to receive a bonus for 2009 equal to 11.25% of his base salary based on the achievement of individual performance goals. The individual performance goals are established by the Chief Accounting Officer of Vishay Intertechnology in consultation with Mr. Clancy at the beginning of each calendar year, and the Vishay Intertechnology Chief Accounting Officer determines the extent to which the performance goals are met following the end of each year. For 2009, Mr. Clancy's individual performance goals and related bonus opportunity as a percentage of base salary (in parentheses) included the assumption of a management role in the Ecomal Israel subsidiary to assist the Ecomal Israel controller in attention to internal controls (2.25%), meeting with the four regional controllers at least once a year to aid in the optimization of internal controls in their respective regions in 2009 (3.375%), continuing to work with the management team to improve the cash flows reporting system (2.25%), continuing to make improvements in the reporting of board reports (1.6875%), assisting senior management in taking on more responsibility for the 2009 audit and ensuring that deadlines were met, and assisting the new vice president of Internal Audit (1.6875%).

Nevertheless, as noted above under “Response to the Global Recession,” the compensation committee of Vishay Intertechnology determined not to award any performance bonuses for 2009, in consideration of the challenging business environment during the year. Because bonuses were foregone, performance objective achievement was not quantified.  However, Vishay Intertechnology management estimates that Mr. Clancy would have been eligible for a bonus of between $25,500 and $30,600 based on the achievement of his individual performance goals and the attainment of his general and administrative budget.

Mr. Clancy participates in the Vishay Intertechnology nonqualified deferred compensation plan to which Vishay Intertechnology contributed on his behalf and receives certain customary perquisites related to his employment.

Mr. Clancy also participated in the Vishay Intertechnology Nonqualified Retirement Plan, which provides defined benefits to U.S. employees whose benefits under the qualified pension plan would be limited by the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code. This plan was contributory and, other than the fact that it is nonqualified under ERISA, provides substantially the same benefits that are available under Vishay Intertechnology’s qualified retirement plan. Effective January 1, 2009, the U.S. pension plans have been frozen. Benefits accumulated as of December 31, 2008 will be paid to employees upon retirement, but no further benefits will accrue beyond that date.

Under the standard severance practice of Vishay Intertechnology in the United States for employees of Mr. Clancy’s rank, upon termination without cause, Mr. Clancy would be entitled to receive twelve weeks’ severance in exchange for executing a release and non-disparagement agreement, plus one week of severance for each year of service with Vishay Intertechnology. If Mr. Clancy were to have been terminated at December 31, 2009, he would have been entitled to receive approximately $134,000 in severance. Mr. Clancy would also receive accrued benefits under the Vishay Nonqualified Retirement Plan (present value of $185,719 at December 31, 2009) in the event of a termination for any reason, as well as his accumulated balance in the nonqualified deferred compensation plan ($150,921 at December 31, 2009).

2010 compensation. Until the distribution date, Mr. Clancy will be compensated in accordance with current practice at Vishay Intertechnology. In light of the pending spin-off, Mr. Clancy’s base compensation through the distribution date will be paid at the same level for 2010 as in 2009.

Thomas P. Kieffer

Historical compensation. Mr. Kieffer has served as senior vice president for corporate research and development for Vishay Intertechnology’s Measurements Group and Foil Resistors Division since January 1, 2008.   Prior to that, Mr. Kieffer was senior vice president of Vishay Intertechnology’s Micro-Measurements and Load Cells Divisions.  While serving with Vishay Intertechnology, he was not an executive officer, and his compensation was determined in a manner similar to other members of the non-executive management of Vishay Intertechnology. Non-executive management compensation packages at Vishay Intertechnology have historically been developed to provide a competitive base salary and incentive compensation based on personal objectives and the results of the company. Mr. Kieffer does not have an employment contract with Vishay Intertechnology. In accordance with the policy of Vishay Intertechnology described above and implemented to contend with the 2008-2009 recessionary environment, Mr. Kieffer’s base salary remained the same in 2009 as in 2008, and he was not awarded a performance bonus in 2009. Mr. Kieffer was not awarded any long-term compensation in the form of Vishay Intertechnology equity in 2009.

Performance bonus. For 2009, Mr. Kieffer was eligible for a performance bonus of up to 35% of his base salary.  The amount of bonus payable to Mr. Kieffer is determined by the Vishay Intertechnology compensation committee, based on the company’s performance and Mr. Kieffer’s individual performance.

For 2009, Mr. Kieffer’s corporate performance metrics included divisional adjusted operating margin the Micro-Measurements division, Vishay Intertechnology adjusted operating margin, and inventory turnover for the Micro-Measurements division.  With respect each of the Micro-Measurements division and the Vishay Intertechnology adjusted operating margin performance metrics, Mr. Kieffer would not be eligible to receive a bonus with respect to such metric if actual performance under that metric were less than or equal to 80% of target for that metric.  If actual adjusted operating margin were between 80% and 100% of target for one of those metrics, Mr. Kieffer would be eligible to receive a percentage of his maximum bonus with respect to such metric, increasing ratably from 0% to 60% of the maximum bonus potential for such metric.  Finally, if actual adjusted operating margin were between 100% and 120% of target for one of those metrics, Mr. Kieffer would be eligible to receive a percentage of his maximum bonus with respect to such metric, increasing ratably from 60% to 100% of the maximum bonus potential for such metric.

Mr. Kieffer’s divisional adjusted operating margin target for the Micro-Measurements division for 2009 was $16.3 million, and Mr. Kieffer would have received a 2009 bonus equal to 17.5% of his base salary based on the achievement of 120% of that target level.  Because the actual adjusted operating margin was less than 80% of the target, Mr. Kieffer did not earn any portion of his bonus potential with respect to the Micro-Measurements divisional adjusted operating margin component.

The Vishay Intertechnology adjusted operating margin target for 2009 was $215.5 million, and Mr. Kieffer would have received a 2009 bonus equal to 7.5% of his base salary based on the achievement of 120% of that target level.  Because the actual adjusted operating margin was less than 80% of the target, Mr. Kieffer did not earn any portion of his bonus potential with respect to the Vishay Intertechnology adjusted operating margin component.

Mr. Kieffer was eligible to receive a bonus for 2009 equal to 5% of his base salary based on achievement of the divisional inventory turnover target for the Micro-Measurements division.  The divisional inventory turnover target for 2009 was 3.58x.  Because the actual divisional inventory turnover amount was less than the target, Mr. Kieffer did not earn any portion of his bonus potential with respect to the divisional inventory turnover component.

Finally, Mr. Kieffer was eligible to receive a bonus for 2009 equal to 5% of his base salary based on the achievement of individual performance goals. The individual performance goals are established by the Chief Operating Officer of Vishay Intertechnology in consultation with Mr. Kieffer at the beginning of each calendar year, and the Vishay Intertechnology Chief Operating Officer determines the extent to which the performance goals are met following the end of each year. For 2009, Mr. Keiffer's individual performance goals and related bonus opportunity as a percentage of base salary (in parentheses) included achieving $600,000 of cost reduction without a freeze in employee compensation, versus the 2009 budget (2%), limiting capital expenditures to $350,000 (0.5%), completing a specified product development solution in a timely manner (0.5%), achieving specified sales and technology advances in a truck weighing system (0.5%), releasing new sensors technology to production (0.5%), generating divisional purchasing savings in 2009 of 3% versus 2008 (0.5%), and providing miniature strain gage technology sensors to customers in the pressure market segment (0.5%).

As noted above under “Response to the Global Recession,” the compensation committee of Vishay Intertechnology determined not to award any performance bonuses, in consideration of the challenging business environment during the year. Because bonuses were foregone, performance objective achievement was not quantified.  However, Vishay Intertechnology management estimates that Mr. Kieffer would have been eligible for a bonus of between $4,700 and $9,400 based on the achievement of his individual performance goals.

Mr. Kieffer participates in the Vishay Intertechnology nonqualified deferred compensation plan and receives certain customary perquisites related to his employment.

Under the standard severance practice of Vishay Intertechnology in the United States for employees of Mr. Kieffer’s rank, upon termination without cause, Mr. Kieffer would be entitled to receive twelve weeks’ severance in exchange for executing a release and non-disparagement agreement, plus one week of severance for each year of service with Vishay Intertechnology. If Mr. Kieffer were to have been terminated at December 31, 2009, he would have been entitled to receive approximately $138,000 in severance. Mr. Kieffer would also receive his accumulated balance in the nonqualified deferred compensation plan ($856,040 at December 31, 2009) in the event of a termination for any reason.

2010 compensation. Until the distribution date, Mr. Kieffer will be compensated in accordance with current practice at Vishay Intertechnology. In light of the pending spin-off, Mr. Kieffer’s base compensation through the distribution date will be paid at the same level for 2010 as in 2009.

HISTORICAL COMPENSATION TABLES

The information set forth in the following tables reflects compensation earned by Mr. Ziv Shoshani, Mr. William Clancy, and Mr. Thomas Kieffer based upon services rendered to Vishay Intertechnology through October 31, 2009 and services rendered to our company from November 1, 2009 to December 31, 2009. The services rendered to Vishay Intertechnology by the Named Executive Officers through October 31, 2009 were different than the services being rendered to our company in their current positions as executive officers. The information below is not indicative of the compensation that the Named Executive Officers will receive as executive officers of our company following the distribution date. See “2010 Compensation from Vishay Precision Group.”

The information included in the table should be read in conjunction with the footnotes which follow, the descriptions of the employment agreements with Mr. Shoshani described in “Compensation Discussion and Analysis,” and the “Grants of Plan Based Awards,” “Outstanding Equity Awards,” “Option Exercises and Stock Vested,” “Pension Benefits,” and “Nonqualified Deferred Compensation” tables on the pages which follow.

Name and Principal Position (a)	Year (b)	Salary (1) ($) (c)	Stock Awards (2) ($) (e)	Option Awards (3) ($) (f)	Non-Equity Incentive Plan Compensation (4) ($) (g)	Change in Pension Value and Nonqualified Deferred Comp. Earnings (5) (6) ($) (h)	All Other Comp. (7) ($) (i)	Total ($) (j)
Ziv Shoshani	2009	$305,359	$69,700	$-	$-	$8,957	$222,385	$606,401
President and Chief Executive	2008	334,819	57,100	-	39,341	3,664	297,824	732,748
Officer designee	2007	281,724	68,750	356,250	69,586	-	206,563	982,873

William M. Clancy	2009	204,516	-	-	-	30,855	48,661	284,032
Executive Vice President and Chief	2008	204,516	-	-	39,144	23,940	37,692	305,292
Financial Officer designee	2007	197,600	-	-	40,014	46,112	35,430	319,156

Thomas P. Kieffer	2009	188,455	-	-	-	-	33,598	222,053
Sr. Vice President and Chief	2008	188,455	-	-	28,348	-	31,940	248,743
Technical Officer designee	2007	182,109	-	-	29,143	-	35,039	246,291

(1)	Column (c) reflects base salary earned during each year and, for Messrs. Clancy and Kieffer, includes amounts deferred in accordance with the provisions of Vishay Intertechnology’s 401(k) and deferred compensation plans. The employment agreement for Mr. Shoshani specifies that his salary be denominated and paid in foreign currency (Israeli shekel). The amounts presented above have been converted into U.S. dollars at the weighted-average exchange rate for the year.

(2)	Column (e) represents the grant-date fair value of 5,000 phantom stock units awarded annually to Mr. Shoshani pursuant to the terms of his employment agreement, and the grant-date fair value of restricted stock units awarded to Mr. Shoshani. No amounts are included for performance-based restricted stock units for which performance objectives were not achieved. Note that for financial statement reporting purposes, the amount of compensation expense for restricted stock units is recognized ratably over the vesting period of the respective awards. The grant-date fair value does not necessarily reflect the value of shares actually received or which may be received in the future with respect to these awards. There can be no assurance that the grant-date fair value of these awards will ever be realized.

(3)	Column (f) represents the grant-date fair value of stock options granted to Mr. Shoshani during 2007. The grant-date fair value is recognized over the vesting periods of the respective awards. There can be no assurance that the grant-date fair value of these awards will ever be realized. The assumptions used in computing the grant-date fair value are detailed in Note 11 to our combined and consolidated financial statements, included in this information statement. No stock options were exercised in 2009.

(4)	Column (g) represents bonuses paid to the named executive officers. No bonuses were paid for 2009 due to the temporary suspension of the bonus program in response to the unprecedented global recession.

(5)	Column (h) reflects the change in the actuarial present value of the named executive officer’s pension and other postemployment benefits under respective defined benefit retirement plans, from the plan measurement date used in preparing the prior year combined and consolidated financial statements to the plan measurement date used in preparing the current year combined and consolidated financial statements, determined using the same interest rate, mortality, and other actuarial assumptions used in our consolidated financial statements. See the “Pension Benefits” table for more information on the benefits payable to the named executive officers under their respective pension plans. No amounts are presented for Mr. Shoshani for 2007 because changes in actuarial assumptions reduced the present value of his accumulated benefit by $222.

(6)	The named executive officers also participate in the Vishay Intertechnology nonqualified deferred compensation plan under which amounts deferred are credited with earnings based on the performance of notional investment options available under the plan. No portion of the earnings credited during the years presented was “above market” or “preferential.” Consequently, no deferred compensation plan earnings are included in the amounts reported in Column (h). See the “Nonqualified Deferred Compensation” table for more information on the benefits payable under the nonqualified deferred compensation plan.

(7)	All other compensation includes amounts deposited on behalf of each named executive officer into Vishay Intertechnology’s nonqualified deferred compensation plan pursuant to the employment agreements with each named executive officer, personal use of company car, company match on 401(k) contributions, benefits generally available to employees in Israel, and other perquisites, as described below (asterisk denotes amounts paid in foreign currency and translated at average exchange rates for the year):

	2009	2008	2007
Ziv Shoshani	$100,000	$100,000	$100,000	Company contribution to nonqualified deferred compensation plan
	15,638	12,871	9,537	Personal use of Company car*
	79,700	157,906	70,892	Israeli employment benefits*
	27,047	27,047	26,134	Medical and prescription drug insurance premiums
	$222,385	$297,824	$206,563

William M. Clancy	$4,697	$387	$432	Company contribution to nonqualified deferred compensation plan
	13,855	13,828	12,300	Personal use of Company car
	9,346	4,213	4,057	Company match to 401(k) plan
	20,763	19,264	18,641	Medical and prescription drug insurance premiums
	$48,661	$37,692	$35,430

Thomas P. Kieffer	$6,063	$5,070	$6,467	Personal use of Company car
	11,307	11,307	13,489	Company match to 401(k) plan
	16,228	15,563	15,083	Medical and prescription drug insurance premiums
	$33,598	$31,940	$35,039

Grants of Plan Based Awards

The following table provides information with regard to plan based awards granted to each named executive officer in 2009. The information included in the table should be read in conjunction with the footnotes which follow and the description of Vishay Intertechnology’s Senior Executive Phantom Stock Plan described in “Compensation Discussion and Analysis.”

Name	Grant	Estimated Future Payouts Under			All Other Stock	Grant Date Fair
	Date	Non-Equity Incentive Plan Awards			Awards: Number	Value of Stock
		(2)			of Shares of	and Option
					Stock or Units	Awards
					(#)
		Threshold	Target	Maximum	(1)
		($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(i)	(l)
Ziv	1/2/2009	-	-	-	5,000	$18,000
Shoshani
	4/23/2009	-	-	-	10,000	$51,200
	1/2/2009	-	$93,134	$129,778	-	-
William	1/2/2009	-	$49,084	$61,355	-	-
Clancy
Thomas	1/2/2009	-	$47,114	$65,959	-	-
Kieffer

(1)	Includes awards of fully vested phantom stock granted effective January 2, 2009 and awards of restricted stock units granted effective April 23, 2009, which vest over time as described in the footnotes to the “Outstanding Equity Awards at Year End” table below.

(2)	For 2009, each executive officer was eligible to earn an annual performance bonus based on the achievement of corporate and individual performance goals, as described above for each executive under “Performance bonus”. The maximum bonus Mr. Shoshani was eligible to receive, assuming maximum achievement of each performance goal, was 42.5% of his base salary. The maximum bonus Mr. Clancy was eligible to receive, assuming maximum achievement of each performance goal, was 30% of his base salary. The maximum bonus Mr. Kieffer was eligible to receive, assuming maximum achievement of each performance goal, was 35% of his base salary.

Outstanding Equity Awards at Year End

The following table provides information regarding unexercised stock  options and unvested stock awards held by our named executive officers as of December 31, 2009:

	Option Awards						Stock Awards
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Ziv Shoshani	10/12/2000	12,000	-	-	$25.13	10/12/2010	-	-
	2/27/2007	8,334	16,666	-	$14.25	2/27/2017	-	-
	4/23/2009	-	-	-			6,668	$55,678
Total		20,334	16,666	-			6,668	55,678

William M. Clancy	10/12/2000	12,000	-	-	$25.13	10/12/2010	-	-
Total		12,000	-	-			-	-

Thomas P. Kieffer	10/12/2000	6,000	6,000	-	$25.13	10/12/2010	-	-
Total		6,000

(1)	Options granted on February 27, 2007 vest in six equal annual installments beginning on February 27, 2008. Options granted on October 12, 2000 vested in six equal annual installments beginning on October 12, 2001.

(2)	Of the 10,000 RSUs granted on April 23, 2009, 1,665 vested immediately, and the remainder will vest in five consecutive annual installments, as nearly equal in size as possible, beginning on May 28, 2009.

Option Exercises and Stock Vested

The following table provides information with regard to amounts paid to or received by our named executive officers during 2009 as a result of the exercise of stock options and vesting of restricted stock units.

Stock Awards
Number of
	Shares	Value
	Acquired on	Realized on
Name	Vesting (#)	Vesting
(a)	(d)	(e)
Ziv Shoshani	3,332	$17,693

Pension Benefits

Vishay Intertechnology maintains various retirement benefit plans and arrangements.

As part of his employment agreement, Mr. Shoshani and his surviving spouse are entitled to receive medical coverage up to a $15,000 annual premium value for life. These benefits are fully vested.

In the United States, Vishay Intertechnology maintained a pension plan which provides defined benefits to U.S. employees whose benefits under the qualified pension plan would be limited by the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code. This plan was contributory and, other than the fact that it is nonqualified under ERISA, provides substantially the same benefits that are available under Vishay Intertechnology’s qualified retirement plan. Employees with five or more years of service were entitled to annual pension benefits beginning at normal retirement age on the first day of the month following the participant’s 65th birthday equal to the sum of 2.1% of the first $10,000 of earnings plus 2.64% of the annual earnings in excess of $10,000 with a new pension unit earned each year. The final pension is the sum of all units earned during the employee’s career. The plan permits early retirement if the participant is at least age 55 and has at least five years of service. Employees may elect to receive their pension benefits in the form of a joint and survivor annuity or other contingent annuities. Employees are 100% vested immediately in their contributions. If employees terminate before rendering five years of service, they forfeit the right to receive the portion of their accumulated plan benefits attributable to Vishay Intertechnology’s contributions. Employees receive their benefits as a life annuity payable monthly from retirement. Payments will not be less than the greater of (a) the employee’s accumulated contributions plus interest or (b) an annuity for five years. Effective January 1, 2009, the U.S. pension plans have been frozen. Benefits accumulated as of December 31, 2008 will be paid to employees upon retirement, but no further benefits will accrue beyond that date. To mitigate the loss in benefits of these employees, effective January 1, 2009, Vishay Intertechnology increased the company-match portion of its 401(k) defined contribution savings plan for employees impacted by the pension freeze. Mr. Clancy is the only executive officer that participates in this plan.

The following table provides information regarding the present value of benefits accrued under these retirement benefit plans and arrangements:

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit (1) ($) (d)	Payments During Last Fiscal Year ($) (e)
Ziv Shoshani	Individual contractual	n/a	$36,569	$-
	postemployment medical
	arrangement

William M.	Vishay Nonqualified	13.5	$185,719	$-
Clancy	Retirement Plan (2)

(1)	These amounts have been calculated using interest rate, mortality, and other actuarial assumptions consistent with those used for financial reporting purposes set forth in Note 10 to our combined and consolidated financial statements included in this information statement.

(2)	Mr. Clancy elected to begin participating in this plan effective July 1, 1995, and received no credit for prior service. The Vishay Nonqualified Retirement Plan was frozen effective January 1, 2009, such that participants accrued no additional benefits.

Nonqualified Deferred Compensation

The named executive officers participate in a nonqualified deferred compensation plan, which is available to all employees which meet certain criteria under the Internal Revenue Code. Mr. Shoshani is entitled under his employment agreement to annual contributions by Vishay Intertechnology to this plan. The named executive officers are also eligible to elect to defer additional amounts of compensation, subject to certain limitations.

While deferred, amounts are credited with “earnings” based on the performance of notional investment options available under the plan. No portion of the earnings credited during 2009 was “above market” or “preferential.”

The following table sets forth information relating to the activity in the nonqualified deferred compensation plan accounts of the named executive officers during 2009 and the aggregate balance of the accounts as of December 31, 2009:

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year (1) ($) (c)	Aggregate Earnings in Last Fiscal Year ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
Ziv Shoshani	$-	$100,000	$23,310	-	$636,957
William M. Clancy	1,166	4,697	31,322	-	150,921
Thomas P. Kieffer	6,000	-	192	-	856,040
____________________

(1)	These amounts are included in Column (i) of the “Summary Compensation Table” as a component of “All Other Compensation.” No portion of the earnings credited during 2009 was “above market” or “preferential.” Accordingly, no amounts related to earnings on deferred compensation have been included in the “Summary Compensation Table.”

2010 Compensation from Vishay Precision Group

The strategic affairs and compensation committees of Vishay Intertechnology, with input from management of Vishay Intertechnology and the advice of independent compensation consultants referred to below, took the lead in crafting the initial compensation arrangements with our executive officers. The committees negotiated with Mr. Shoshani and his counsel and counsel for our company regarding his arrangements, and Mr. Shoshani, in his capacity as our principal executive officer, also had substantial input on the compensation of our other two executive officers. The strategic affairs committee was involved in these compensation matters because of the potential conflicts of interest in setting the compensation principally of Mr. Shoshani. Mr. Shoshani is related to Dr. Felix Zandman, the executive chairman of the board of directors of Vishay Intertechnology, who will control approximately 45% of the outstanding voting power of our company following the separation. We anticipate that, prior to the distribution date, each of our executive officers will execute a letter of understanding with us and Vishay Intertechnology regarding their compensation as described in this section. The terms of the employment of the executive officers will be finalized as soon as practicable following the distribution date with the compensation committee of our board of directors. We anticipate that at that time Mr. Shoshani will enter into an employment agreement that he will negotiate with the committee. Until the distribution date, each of the executive officers will remain subject to his existing employment arrangements with Vishay Intertechnology or its subsidiaries. Upon entering into an employment agreement with our company, Mr. Shoshani’s existing employment agreement will terminate on the spin-off date.

Compensation Consultants

To assist in formulating the initial compensation arrangements of our executive officers, the strategic affairs and compensation committees of Vishay Intertechnology retained the services of two compensation consulting firms, PricewaterhouseCoopers LLP (“PwC”) and Farient Advisors LLC. These compensation consultants were engaged directly by the committees, although in the course of their engagement they also met with Mr. Shoshani and members of the management of Vishay Intertechnology to obtain their input and views. The consultants’ assignment included assisting the committees in the formulation of the compensation arrangements for our executive officers, particularly for Mr. Shoshani, assessing the reasonableness and interrelation of the individual elements of the compensation packages and providing input to the committees with respect to current compensation practices among comparable public companies and in comparable transactions. PwC has been previously engaged by the Vishay Intertechnology compensation committee to assist it in executive compensation matters, including the 2009 amendment to Dr. Zandman’s employment agreement. Farient was recommended to the committees by management of Vishay Intertechnology.

Compensation Philosophy

In formulating the compensation arrangements for our executive officers, the strategic affairs and compensation committees of Vishay Intertechnology were guided generally by the executive compensation philosophy employed by the Vishay Intertechnology compensation committee with respect to the executive compensation of that company. The committees believed that the compensation packages should combine base salary with an opportunity for annual cash bonuses and also include long-term equity awards designed to align the interests of senior management with the long-term interests of the company’s stockholders. In crafting the compensation of our executive officers, however, the committees also took account of the fact that at the time of the distribution we will be a substantially smaller company than our current parent. The committees, with advice from management, also believed that the executives should receive recognition for the substantial efforts that they invested in preparation for the spin-off, in the form of founder’s equity grants that align executive interests with those of stockholders in achieving long-term growth in our company’s equity value. Finally, in the case of Mr. Shoshani, in order to induce him to join our company, the committees felt that it was appropriate to compensate Mr. Shoshani in part in respect of the future opportunities with Vishay Intertechnology that he will forgo when he joins our company. The committees believe that the elements of compensation negotiated with our executives will reward intrinsically sound management decisions and will not encourage risk-taking to enhance short-term profitability at the expense of the long-term health and viability of our company.

Elements of Compensation

Base Salaries.  After considering the salaries and compensation practices of executive officers of comparable public companies identified by the compensation consultants, the executive officers’ base salaries were based on a determination by the committees that it was appropriate to establish such salaries within the market-competitive range of compensation offered to similarly situated executives of comparable public companies.  The committees determined that establishing the salaries within the range of salaries for similarly situated executives at comparable public companies would meet their fairness and competitive goals for our executive officers’ salaries.  The committees therefore set the base salaries for each of our executive officers within the market-competitive range for their respective positions. These ranges were: $367,000 to $463,000 for the chief executive officer; $216,000 to $259,000 for the chief financial officer; and $192,000 to $307,000 for the chief technology officer.

The committees believed that setting our executive officers’ salaries within such ranges was appropriate to induce the executive officers to join our company and to retain them for the desired period.  In addition to the previously identified factors, the executive officers’ salary increases also reflected consideration of their performance and the increased responsibilities in connection with their new positions at our company.  With respect to Mr. Shoshani, the committees concluded that his salary was appropriate in light of the future opportunities he will forgo when he joins our company.  Therefore, Mr. Shoshani’s base salary accounted for his prior and potential salary with Vishay Intertechnology, and his demonstrated ability to run our company and serve as our chief executive officer.

The variations in base salary of each of our executive officers were established to compensate each of them at the appropriate market-competitive level according to their respective positions, duties and responsibilities.

Performance Bonus.  The committees also considered the annual bonuses paid to executive officers of the comparable public companies identified by the compensation consultants in determining the appropriate target bonuses for our executive officers.  In establishing the target bonuses, the committees determined that it was appropriate to set such target bonuses within the market-competitive range of bonuses granted by such comparable public companies.  Similar to base salary, the committees believed that such target bonuses were necessary to attract the executive officers to our company and retain them during the desired period.  Additionally, the committees set the target bonuses at levels that it concluded would not encourage excessive risk-taking in light of the applicable performance goals and that it considered appropriate to compensate each executive officer in connection with their different responsibilities at our company.  The target bonuses of each of our executive officers were established to compensative each of them at the appropriate market-competitive level according to their respective positions, duties and responsibilities.

The performance bonuses for the executive officers of Vishay Precision Group for 2010 are based on achievement of two corporate objectives, consisting of our adjusted operating margin (as defined above) and our EBITDA (earnings determined in accordance with GAAP, before interest expense (income), income tax expense (benefit), depreciation and amortization).  The target levels of adjusted operating margin and EBITDA for 2010 are $18 million and $28 million, respectively, and one-half of the bonus potential for each executive officer is attributable to the achievement of each of these performance objectives.  Individual bonus terms are discussed with respect to each of our executive officers below, under “Employment Terms.”

Equity Compensation.  The committees believed that the grant of equity awards was the primary component for aligning the interests of the executive officers with the long-term interests of the company’s stockholders.  Accordingly, the committees considered the extent to which the grant of equity awards would reward each executive officer for increasing stockholder value and such executive officer’s role in our company’s performance.

In establishing the amount of equity awards, the committees utilized the market-competitive range of equity awards granted to similarly situated executive officers of comparable public companies.  The committees concluded that a grant of equity awards within such market-competitive range was appropriate to reward and incentivize our executive officers.  The amount of equity awards granted to each of our executive officers was further determined suitable in light of the specific positions, duties and responsibilities of each executive officer.  The equity awards provided to each of our executive officers were established to compensate each of them at the appropriate market-competitive medial level according to their respective positions, duties and responsibilities, as well as to recognize their individual ability to affect stockholder value creation.

In recognition for the substantial efforts that our executives officers invested in preparation for the spin-off, the committees determined award founder’s equity grants to the executives, which serve to align their interests with those of stockholders in achieving long-term growth in our company’s equity value.

Total Compensation.  In determining the total compensation for our executive officers, the committees considered the compensation packages given to similarly situated executive officers of comparable public companies.  The committees believed that it was appropriate to offer total compensation to our executive officers within the market-competitive range of total compensation provided by such comparable public companies. These ranges were: $956,000 to $1,418,000 for the chief executive officer; $431,000 to $713,000 for the chief financial officer; and $272,000 to $602,000 for the chief technology officer. Consistent with the compensation philosophy of Vishay Intertechnology, the total compensation package for each of our executive officers was established by balancing base salary against target bonus and equity compensation.  The committees concluded that the total compensation packages properly balanced base salary against annual bonus and equity grants such that the total compensation would not encourage excessive risk-taking by our executive officers.

Employment Terms

The following terms of employment have been agreed to among our executive officers and Vishay Intertechnology and us. Vishay Intertechnology acted in each case upon the recommendations of its strategic affairs and compensation committees. At this time, none of our executive officers have entered into employment contracts with us, although Mr. Shoshani is expected to enter into a three-year employment agreement as soon as practicable following the distribution date. Accordingly, the arrangements described below are subject to review by the compensation committee of our board of directors following the distribution date, and the terms described could change. However, we do not anticipate that any changes, if made, will be material.

Ziv Shoshani

Mr. Shoshani will be employed as the President and Chief Executive Officer of our company and, following the distribution date, will enter into an employment contract for a term of three years.

Cash compensation . Mr. Shoshani will receive a base salary of $420,000, payable in Israeli currency based on the average exchange rate during the preceding calendar year. In addition, Mr. Shoshani will be eligible for an annual cash performance bonus of up to 200% of base salary.  As described above, the two performance metrics for 2010 include adjusted operating margin and EBITDA, with each of the performance metrics accounting for one-half of Mr. Shoshani’s bonus potential.  For each performance metric, Mr. Shoshani would not be eligible to receive a bonus if actual performance were less than 80% of target.  If actual achievement of a performance metric were exactly 80% of target, Mr. Shoshani would be eligible to receive 50% of his maximum bonus potential with respect to that performance metric.  If actual achievement of a performance metric were between 80% and 100% of target, Mr. Shoshani would be eligible to receive a percentage of his maximum bonus with respect to that performance metric, increasing ratably from 50% to 75% of the maximum bonus potential for that performance metric.  Finally, if actual achievement of a performance metric were between 100% and 150% of target, Mr. Shoshani would be eligible to receive a percentage of his maximum bonus with respect to that performance metric, increasing ratably from 75% to 200% of the maximum bonus potential for that performance metric. The amount of bonus payable to Mr. Shoshani will be determined by our compensation committee following the end of the year, based on the level of achievement of the performance objectives.

Equity compensation. Mr. Shoshani will be eligible for an annual long-term equity incentive award with a target value equal to 100% of base salary. The form of the annual equity award will be as determined by our compensation committee. Mr. Shoshani will also receive a founder’s equity grant having a total value of $800,000. The grant will take the form of restricted stock units (RSUs), all of which will vest three years from the distribution date. The RSUs will also vest on a change of control and in certain other circumstances to be determined by our compensation committee. The number of shares subject to the RSUs will be determined by dividing the value of the founder’s equity grant by the average of the daily closing price of our common stock for the 10 consecutive trading days following the distribution date.

Special bonuses. Mr. Shoshani will receive from us a cash sign-on bonus of $400,000 upon the successful completion of the spin-off. Mr. Shoshani will be obligated to repay this bonus if he terminates his employment with us during the initial three-year term of his employment contract, other than termination for good reason, death or disability. Mr. Shoshani will also receive a one-time cash bonus from Vishay Intertechnology in the amount of $600,000 upon the successful completion of the spin-off. Corporate or individual performance following the spin-off will not affect Mr. Shoshani’s right to receive or retain this special bonus from Vishay Intertechnology.

Severance. If Mr. Shoshani’s employment is terminated without cause or if he terminates his employment with us for good reason, he will be entitled to receive cash severance in an amount equal to two years’ base salary plus a prorated amount of this target bonus for the year of termination. Mr. Shoshani will also be entitled to a customary continuation of benefits. Mr. Shoshani will not be entitled to a tax gross-up in respect of any parachute payment tax imposed on his severance benefits, and, if a tax of this nature would otherwise be imposed, the severance payments will be cut back to the extent necessary to avoid this tax.

Other. Mr. Shoshani will be entitled to such other benefits, including retirement benefits, as may be approved by our compensation committee following the distribution date. He will also be subject to a customary non-competition agreement for a period of two years following termination of his employment with us. “Cause,” “good reason” and “change of control” will be as defined in Mr. Shoshani’s employment agreement.

Mr. Shoshani will also be entitled to receive certain benefits generally available to employees in Israel on a non-discriminatory basis. For a description of these benefits, see “Compensation Discussion and Analysis—Ziv Shoshani” above.

William M. Clancy

Mr. Clancy will be employed as our Executive Vice President and Chief Financial Officer.

Cash compensation . Mr. Clancy will receive a base salary of $250,000. In addition, Mr. Clancy will be eligible for an annual cash performance bonus of up to 80% of base salary.  As described above, the two performance metrics for 2010 include adjusted operating margin and EBITDA, with each of the performance metrics accounting for one-half of Mr. Clancy’s bonus potential.  For each performance metric, Mr. Clancy would not be eligible to receive a bonus if actual performance were less than 80% of target.  If actual achievement of a performance metric were exactly 80% of target, Mr. Clancy would be eligible to receive 26.7% of his maximum bonus potential with respect to that performance metric.  If actual achievement of a performance metric were between 80% and 100% of target, Mr. Clancy would be eligible to receive a percentage of his maximum bonus with respect to that performance metric, increasing ratably from 26.7% to 40% of the maximum bonus potential for that performance metric.  Finally, if actual achievement of a performance metric were between 100% and 150% of target, Mr. Clancy would be eligible to receive a percentage of his maximum bonus with respect to that performance metric, increasing ratably from 40% to 80% of the maximum bonus potential for that performance metric. The amount of bonus payable to Mr. Clancy will be determined by our compensation committee following the end of the year, based on the level of achievement of the performance objectives.

Equity compensation. Mr. Clancy will be eligible for an annual long-term equity incentive award with a target value equal to 40% of base salary. The form of the annual equity award will be as determined by our compensation committee. Mr. Clancy will also receive a founder’s equity grant having a total value of $100,000. The grant will take the form of RSUs, all of which will vest three years from the distribution date. The number of shares subject to the RSUs will be determined by dividing the value of the founder’s equity grant by the average of the daily closing price of our common stock for the 10 consecutive trading days following the distribution date.

Thomas P. Kieffer

Mr. Kieffer will be employed as our Executive Vice President and Chief Technology Officer.

Cash compensation . Mr. Kieffer will receive a base salary of $225,000. In addition, Mr. Kieffer will be eligible for an annual cash performance bonus of up to 60% of base salary.  As described above, the two performance metrics for 2010 include adjusted operating margin and EBITDA, with each of the performance metrics accounting for one-half of Mr. Kieffer’s bonus potential.  For each performance metric, Mr. Kieffer would not be eligible to receive a bonus if actual performance were less than 80% of target.  If actual achievement of a performance metric were exactly 80% of target, Mr. Kieffer would be eligible to receive 20% of his maximum bonus potential with respect to that performance metric.  If actual achievement of a performance metric were between 80% and 100% of target, Mr. Kieffer would be eligible to receive a percentage of his maximum bonus with respect to that performance metric, increasing ratably from 20% to 30% of the maximum bonus potential for that performance metric.  Finally, if actual achievement of a performance metric were between 100% and 150% of target, Mr. Kieffer would be eligible to receive a percentage of his maximum bonus with respect to that performance metric, increasing ratably from 30% to 60% of the maximum bonus potential for that performance metric. The amount of bonus payable to Mr. Kieffer will be determined by our compensation committee following the end of the year, based on the level of achievement of the performance objectives.

Equity compensation. Mr. Kieffer will be eligible for an annual long-term equity incentive award with a target value equal to 30% of base salary. The form of the annual equity award will be as determined by our compensation committee. Mr. Kieffer will also receive a founder’s equity grant having a total value of $100,000. The grant will take the form of RSUs, all of which will vest three years from the distribution date. The number of shares subject to the RSUs will be determined by dividing the value of the founder’s equity grant by the average of the daily closing price of our common stock for the 10 consecutive trading days following the distribution date.

Other Compensation Considerations

Tax deductibility of executive compensation

Section 162(m) of the Internal Revenue Code limits to $1 million the annual tax deduction for compensation paid to each of the chief executive officer and any of the other three highest paid executive officers. However, compensation that qualifies as performance-based compensation is deductible even in excess of $1 million. In connection with the formulation of the compensation arrangements for our executive officers, the strategic affairs and compensation committees of Vishay Intertechnology reviewed and considered the deductibility of executive compensation under Section 162(m) of the Code, and we anticipate that our compensation committee will do the same after it is established.

In certain situations, our compensation committee may approve compensation that will not satisfy the requirements of Section 162(m), in order to ensure competitive levels of total compensation for its executive officers. Some of Mr. Shoshani’s compensation for 2010 may not satisfy the requirements of Section 162(m).

Nonqualified deferred compensation

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, adding Section 409A to the Internal Revenue Code, which changed the tax rules applicable to nonqualified deferred compensation arrangements. A violation of these new rules could result in the imposition of a 20% penalty tax on the affected executives. We believe that we are operating in compliance with Section 409A. We anticipate that our compensation committee will monitor compliance with Section 409A.

Perquisites

Our compensation committee is expected to follow a policy on providing perquisites to our executive officers similar to the policy of Vishay Intertechnology. See “Compensation Discussion and Analysis—Compensation Components” above.

Equity Awards

Vishay Precision Group, Inc. 2010 Stock Incentive Program

As discussed, we anticipate that equity compensation will be a component of our executive compensation structure. We are therefore adopting with the approval of Vishay Intertechnology, as our sole stockholder, the Vishay Precision Group, Inc. 2010 Stock Incentive Program (the “2010 Program”). The following is a summary of certain aspects of the 2010 Program, but it is qualified by reference to the full text of the program which is filed with the SEC as an exhibit to the registration statement of which this information statement is a part.

Administration

The 2010 Program will be administered by the compensation committee of our board of directors. It is intended that the members of our compensation committee always will be “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code, but no award under the program will be invalidated if the compensation committee is not so constituted. If our board of directors so determines, the board may act as the compensation committee for purposes of administering the 2010 Program. Also, the board of directors will administer the 2010 Program with respect to awards granted to non-employee directors. The compensation committee will have the authority to determine the individuals to whom awards will be granted and the terms and provisions of the awards; to exercise all of the powers granted to it under the 2010 Program; to construe, interpret and implement the 2010 Program and all related agreements; to prescribe, amend, and rescind rules and regulations relating to the 2010 Program, including rules governing its own operations; to make all determinations necessary or advisable in administering the 2010 Program; to correct any defect or omission and reconcile any inconsistency in the 2010 Program; and to amend the 2010 Program to reflect changes in applicable law.

Eligibility

Officers and other employees of Vishay Precision Group or a majority-owned subsidiary who are responsible for or contribute to the management, growth, and profitability of the business of our company are eligible to receive grants under the 2010 Program.

Maximum number of shares

Awards representing up to 500,000 shares of our common stock may be granted under the 2010 Program. The number of shares authorized for grant under the 2010 Program will approximate 4% of the outstanding shares of our common stock on the spin-off date. This number will be adjusted for changes in our capital structure, such as a stock split or stock dividend. Awards that are forfeited by a holder may be re-granted to others, subject to the overall limit. No individual may be granted awards in any one year representing more than 250,000 shares of our common stock.

Type of Awards

The 2010 Program permits the granting of—
  nonqualified stock options and, in the case of employees who are nonresident foreign nationals, stock appreciation rights that are payable in cash;
  unrestricted stock;
  restricted stock; and
  stock units, including restricted stock units (RSUs) and phantom stock units.
Stock options. Stock options will be exercisable at such times and for such prices as determined by the compensation committee. However, the exercise price of a stock option may not be less than the fair market value of the common stock on the date of the grant. Options will expire on a date determined by our compensation committee at the time of grant but in no event later than ten years from the date of grant. Upon holder’s termination of employment, generally, unvested stock options will expire immediately and vested options will expire shortly after the termination of employment.

Unrestricted stock. The compensation committee may grant (or sell at a purchase price at least equal to par value) shares of common stock free of restrictions. Unrestricted stock may be granted as part of another award, for example as an immediately vested component of a restricted stock or stock unit grant.

Restricted stock. Restricted stock is subject to vesting based on continued employment with our company and/or upon the achievement of specific performance goals. Prior to vesting, the shares of restricted stock, are not transferable and are forfeitable. The compensation committee may at the time that shares of restricted stock are granted impose additional conditions to the vesting of the shares. Generally, unvested shares of restricted stock and any dividends paid on those shares are automatically and immediately forfeited upon the grant recipient’s termination of employment for any reason.

Stock units. A stock unit entitles the recipient to receive a share of common stock on a specified date or the occurrence of a specified event such as termination of employment. Stock units may be subject to vesting, in which case they are commonly referred to as restricted stock units or RSUs, or they may be fully vested at the time of grant, in which case they are sometimes referred to as phantom stock. Vesting of stock units may be based on continued employment with the company and/or upon the achievement of specific performance goals. The compensation committee may at the time that stock units are granted impose additional conditions to the vesting of the stock units. Generally, unvested stock units are forfeited upon the grant recipient’s termination of employment for any reason.

Performance goals

The compensation committee may provide that the grant or vesting schedule of an award of stock options, unrestricted stock, phantom stock, restricted stock or stock units is based or partially based on the achievement of specified performance goals. Stock units whose vesting depends on the achievement of performance goals are sometimes referred to as performance stock units or PSUs.

The performance goals may be expressed in terms of one or more of the following criteria: earnings; adjusted net income (or correlative terms); adjusted operating margin (or correlative terms); gross or net sales; cash flow; financial return ratios; total stockholder return; stockholder return based on growth measures or the attainment by our common stock of a specified value for a specified period of time; share price or share price appreciation; value of assets, return or net return on assets, net assets or capital; adjusted pretax margin; margins, profits and expense levels; dividends; market share, market penetration or other performance measures with respect to specific designated products or product groups and/or specific geographic areas; reduction of losses, loss ratios or expense ratios; reduction in fixed costs; operating cost management; cost of capital; debt reduction; productivity improvements; inventory turnover measurements; or customer satisfaction, based on specified objective goals or a company-sponsored customer survey.

Performance goals may be expressed with respect to the company as a whole or with respect to one or more divisions or business units; on a pretax or after-tax basis; and on an absolute per share and/or relative basis. In addition, performance goals may employ comparisons with past performance of our company and/or the current or past performance of other companies, and in the case of earnings-based measures, may employ comparisons to capital, stockholders’ equity and shares outstanding.

Treatment of Outstanding Vishay Intertechnology Equity Awards

For a discussion of the treatment in the spin-off of outstanding equity awards of Vishay Intertechnology held by our officers and employees, see “Certain Relationships and Related Party Transactions – Agreements with Vishay Intertechnology – Employee Matters Agreement – Equity Awards” below.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Vishay Intertechnology currently owns all of our outstanding shares of common stock. Upon completion of the spin-off, Vishay Intertechnology will not beneficially own any shares of our common stock. None of our directors or executive officers currently owns any shares of our common stock, but those who own shares of Vishay Intertechnology will be treated the same as other holders of Vishay Intertechnology common stock in any distribution by Vishay Intertechnology and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the anticipated beneficial ownership of our common stock and Class B common stock by each of our current directors and our directors following the spin-off; each of our executive officers following the spin-off; all of our directors and executive officers following the spin-off as a group; and each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock or Class B common stock. Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Vishay Intertechnology common stock and Vishay Intertechnology Class B common stock on June 15, 2010, giving effect to a distribution ratio of one share of our common stock for every 14 shares of Vishay Intertechnology common stock and one share of our Class B common stock for every 14 shares of Vishay Intertechnology Class B common stock held by such person. In general, “beneficial ownership” includes those shares a director, director nominee or executive officer has the power to vote, acquire or dispose within 60 days. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all of the shares shown as beneficially owned by them.

Immediately following the spin-off, we estimate that 12.3 million shares of our common stock and 1.0 million of our Class B common stock will be issued and outstanding, based on the number of shares of Vishay Intertechnology common stock and Vishay Intertechnology Class B common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on [record date], the record date for the spin-off.

	Common Stock		Class B Common Stock
	Shares of	Percent of	Shares of	Percent of	Voting
Name	Stock	Class	Stock	Class	Power
Directors and Executive Officers

Marc Zandman (1)	543	*	106	*	*
Ziv Shoshani	6,241	*	-	-	*
Samuel Broydo	-	*	-	-	*
Saul V. Reibstein	-	*	-	-	*
Timothy V. Talbert	71	*	-	-	*
William M. Clancy	-	*	-	-	*
Thomas P. Kieffer	2,004	*	-	-	*
Dr. Lior Yahalomi (2)	-	*	-	-	*

All Directors and Executive Officers as a group (8
Persons)
c/o Vishay Precision Group, Inc.	8,859	*	106	*	*
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

Dr. Felix Zandman (3)	3,010	*	1,018,663	99.4%	45.2%
c/o Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355

LSV Asset Management (4)	674,554	5.5%	-	-	3.0%
1 N. Wacker Drive, Suite 4000
Chicago, IL 60606

BlackRock Inc. (5)	1,302,024	10.6%	-	-	5.8%
40 East 52nd Street
New York, NY 10022

The Bank of New York Mellon Corporation (6)	1,118,921	9.1%	-	-	5.0%
One Wall Street, 31st Floor
New York, NY 10286

*	Represents less than 1% of the outstanding shares of such class or the total voting power, as the case may be.

(1)	Includes 53 shares of our Class B common stock anticipated to be directly owned by Marc Zandman and 53 shares of our Class B common stock anticipated to be owned by Marc Zandman’s minor child.

(2)	Dr. Yahalomi will resign from our board of directors immediately prior to the spin-off.

(3)	Includes 44,052 shares of our Class B common stock anticipated to be directly owned by Dr. Felix Zandman; 571,435 shares anticipated to be held in family trusts, of which Dr. Zandman is the trustee and over which Dr. Zandman shares voting and dispositive control with his wife, Mrs. Ruta Zandman; and 403,176 shares anticipated to be held in a voting trust, of which Dr. Zandman is the trustee and over which Dr. Zandman has sole voting control. The shares held in the voting trust consist of 223,862 shares anticipated to be deposited by the Estate of Mrs. Luella B. Slaner and 179,314 shares anticipated to be deposited by Mrs. Slaner’s children and various trusts for the benefit of Mrs. Slaner’s children and grandchildren. The voting trust agreement that governs the voting trust will remain in effect until the earlier of (x) February 1, 2050 or (y) the death or resignation or inability to act of Dr. Zandman, but will terminate at any earlier time upon the due execution and acknowledgment by the trustee of a deed of termination, duly filed with the registered office of Vishay Intertechnology.

(4)	Based on information provided in a Schedule 13G filed on February 11, 2010 by LSV Asset Management. According to the Schedule 13G, LSV Asset Management is expected to have sole power to vote or direct the vote with respect to 674,554 shares of common stock; and sole power to dispose or direct the disposition with respect to 674,554 shares.

(5)	Based on information provided in a Schedule 13G filed on January 7, 2010 by BlackRock, Inc. According to the Schedule 13G, BlackRock, Inc. is expected to have sole power to vote or direct the vote with respect to 1,302,024 shares of common stock; sole power to dispose or direct the disposition with respect to 1,302,024 shares.

(6)	Based on information provided in a Schedule 13G filed on February 4, 2010 by The Bank of New York Mellon Corporation. According to the Schedule 13G, The Bank of New York Mellon Corporation is expected to have sole power to vote or direct the vote with respect to 1,008,074 shares of common stock, and shared power to vote or direct the vote with respect to 201 shares; and sole power to dispose or direct the disposition with respect to 1,096,786 shares, and shared power to dispose or direct the disposition with respect to 427 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Vishay Intertechnology

Following the spin-off, our company and Vishay Intertechnology will operate separately, each as independent public companies. In order to govern the relationship between our company and Vishay Intertechnology after the spin-off and to provide mechanisms for an orderly transition, we and Vishay Intertechnology are entering into certain agreements which will facilitate the spin-off, govern our relationship with Vishay Intertechnology after the spin-off and provide for the allocation of employee benefits, tax and other liabilities and obligations. The following is a summary of the terms of the material agreements we are entering into with Vishay Intertechnology prior to the spin-off.

Master Separation Agreement

The master separation agreement will govern our separation from Vishay Intertechnology, the distribution of shares of our common stock and Class B common stock to Vishay Intertechnology stockholders and other matters related to Vishay Intertechnology’s relationship with us. References in this section to Vishay Intertechnology and us include the parties’ respective subsidiaries as they will exist following the separation. References in this section to ancillary agreements refer to the tax matters agreement, the trademark license agreement, the employee matters agreement, the lease agreements, the transition services agreements, the secondment agreement, the patent license agreement, and the supply agreements, each of which is described below, as well as other agreements between us and Vishay Intertechnology.

The Separation

In a series of transactions, Vishay Intertechnology has moved and is continuing to move to us its precision measurement and foil resistor businesses, including assets and equity interests of certain subsidiaries of Vishay Intertechnology, and we have moved and are continuing to move a small amount of assets that we hold and that do not constitute part of our business to Vishay Intertechnology. The master separation agreement provides that the parties will complete these transactions, will effect certain capital allocation transactions whereby our debt and equity capital upon closing of the separation will be as set forth in this information statement, and will otherwise take all actions necessary to implement our separation from Vishay Intertechnology as described in this information statement. We will agree to accept the assets and equity interests transferred to us. Except as specified in the master separation agreement, we will assume and perform all of the liabilities (including contingent liabilities) and obligations arising under or relating to the operation of the precision measurement and foil resistor businesses or the assets and equity interests that are transferred to us as part of the separation, whether incurred before or after the separation.

If either we or Vishay Intertechnology receives any asset that according to the master separation agreement or any ancillary agreement was allocated to the other party, the parties will cooperate to cause the asset to be transferred to the party that is entitled to it. If by mistake or omission any assets are transferred or retained by a party, or if by mistake or omission any liabilities were assumed by us or we failed to assume any liabilities, the parties will cooperate in good faith to transfer or retransfer the misallocated assets or to effect the assumption or reassumption of the misallocated liabilities to the appropriate party. The parties will reimburse each other or make another financial adjustment to remedy any such mistakes or omissions.

If any asset intended to be transferred to us under the master separation agreement cannot be transferred for any reason prior to the separation, for example because of any required consent or governmental approval, the party retaining the asset will hold it for the benefit of the other party insofar as possible, and the parties will take action insofar as reasonably possible so that the benefit and burdens relating to the asset will inure to the appropriate party, until such time as the asset can be transferred.

Each party, with the other’s reasonable best cooperation, will use reasonable efforts to obtain novation of, or assign all rights and obligations under, all contracts and other obligations or liabilities that such party has agreed to assume under the master separation agreement, so that the party that has agreed to assume such obligations and liabilities is solely responsible for them.  If there is any contract that is shared by Vishay Intertechnology and us, each party, with the reasonable best cooperation of the other, will take action to replace the contract with two separate contracts.  However, neither we nor Vishay Intertechnology will be under any obligation to pay any consideration or assume additional liabilities for these purposes.

The parties will agree to execute all necessary documentation to evidence the transfer of assets and the assumption of liabilities in accordance with the separation.

The master separation agreement also provides that we and Vishay Intertechnology will terminate, as of the closing of the separation, all contracts between us, including all accounts payable and receivable, except as specified in the agreement.

Upon our reasonable request, Vishay Intertechnology will use its reasonable best efforts to obtain from third parties the release of any security interest granted by Vishay Intertechnology on any of our assets. Borrowings under the Vishay Intertechnology credit facility have historically been secured by certain of our assets in the United States, and pledges of stock of certain of our subsidiaries.  Effective June 11, 2010, Vishay Intertechnology entered into an amendment to its credit facility which releases this collateral. We are not aware of any other security interest granted by Vishay Intertechnology on any of our assets.

Neither we nor Vishay Intertechnology will make any representation or warranty as to the assets or liabilities transferred or assumed, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents or as to any consents or governmental approvals which may be required in connection with the transfers. Except as expressly set forth in the master separation agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis. The absence of representations and warranties and the “as is, where is” nature of the spin-off is customary for transactions of this nature, in which we are acquiring all of our assets, subject to specified liabilities being assumed, without paying a fair market value purchase price.  These characteristics of the spin-off may be considered to be unfavorable to us in comparison to the types of contractual protections we might be expected to receive from a seller if we were instead purchasing all of our assets from Vishay Intertechnology in an arms-length negotiated transaction.

Shortly following the distribution date, we will deliver to Vishay Intertechnology a statement setting forth our calculation of our net cash.  We will provide Vishay Intertechnology with access to our records and employees to permit Vishay Intertechnology to evaluate such calculation.  Disagreements as to our calculation of net cash will be referred to KPMG LLP for final and binding resolution.  Depending on whether our net cash is less than or exceeds specified thresholds set forth in the master separation agreement, an adjustment will be made following the distribution date pursuant to which one party will make a payment to the other in the amount of the difference.

The Distribution

We and Vishay Intertechnology will agree to use reasonable best efforts to consummate the distribution.  Among other things, the master separation agreement will require the parties to cooperate in respect of the separation and capital allocation transactions described above; cause the Form 10 registration statement of which this information statement forms a part to become and continue to be effective; distribute this information statement to Vishay Intertechnology stockholders; take any necessary action under state securities laws; list our common stock on the New York Stock Exchange; effect appropriate accounting allocations; and take various actions relating to our corporate governance following the separation.  The obligations of the parties to effect the separation and distribution are subject to various conditions set forth in the master separation agreement and summarized elsewhere in this information statement.

The master separation agreement provides that Vishay Intertechnology will have sole discretion whether to proceed with the distribution, whether to modify any of its terms, including the terms described in this information statement, and to determine the timing and conditions of the distribution.

In accordance with the terms of the master separation agreement, we will appoint a registrar and transfer agent for the purpose of recording the ownership of our common stock and Class B common stock.  On or prior to the distribution date, we will issue to Vishay Intertechnology, and Vishay Intertechnology will electronically deliver to the distribution agent, a sufficient number of shares of our common stock and Class B common stock for distribution to Vishay Intertechnology stockholders on the distribution date.  On the distribution date, the record holders of Vishay Intertechnology common stock and Class B common stock as of the record date will be entitled to receive shares of our common stock and Class B common stock, respectively, in accordance with the respective distribution ratios.  Promptly following the distribution date, the registrar and transfer agent will send to each of our stockholders of record an account statement showing the number of shares that they hold as of the distribution date.  Fractional shares will not be issued, and instead, holders will receive cash, as described elsewhere in this information statement.

Additional Covenants

We and Vishay Intertechnology each will agree to provide each other after the separation with corporate books and records of the other in its possession.  We and Vishay Intertechnology will also provide further assurance of execution and delivery of other documentation as necessary or desirable to effect the purposes of the master separation agreement.

We and Vishay Intertechnology will provide each other with information reasonably needed to comply with reporting, disclosure or filing requirements of governmental authorities; for use in judicial, regulatory, administrative and other proceedings or to satisfy audit, accounting, claims, regulatory litigation or similar requirements (other than claims or allegations that one party has against the other); to comply with obligations under the master separation agreement and ancillary agreements; for the preparation of required financial statements or completing an audit; for use in compensation, benefit or welfare plan administration or other bona fide business purposes; or to conduct ongoing business.  The parties will agree to make their respective personnel available during normal business hours to discuss information that is exchanged.  Each party will use commercially reasonable efforts to cooperate with respect to the other’s financial reporting and audit obligations. Further, each party also will agree to use reasonable best efforts to retain information related to the precision measurement and foil resistor businesses in its possession or control in accordance with its retention policies as in effect immediately prior to the distribution date and other such policies.

Except in the case of adversarial actions by the parties against each other, each party will agree to use its reasonable best efforts to make available to the other party its current, former and future directors, officers, employees and other personnel or agents who may be used as witnesses and books, records and other documents which may reasonably be required in connection with legal actions.

Subject to customary exceptions, the parties will agree to hold in strict confidence and not to disclose without the other party’s written consent, the confidential information of the other party.  Each party will have sole authority to determine whether to assert or waive attorney-client, work product or other privileges with respect to its own information.

Cooperation with Respect to Know-how

We and Vishay Intertechnology will agree that if one party reasonably believes that the other may have an expectation of ownership in know-how or other technical information that has come to the attention of the personnel of the first party and that the first party proposes to utilize in its business, the first party will be required to bring this to the attention of the other.  We and Vishay Intertechnology will agree to each designate at least one individual at a level equal to or above divisional P&L leader to discuss our respective rights to such know-how or information and to discuss requests from one party to the other for a license to utilize such information.  Such license requests must be considered in good faith by the other party; however, nothing will require either party to enter into such a license.

Exchangeable Notes and Warrants

We will further agree to issue notes exchangeable for shares of our common stock to such persons, in such amounts, upon such terms and at such time as required by the put and call agreement between Vishay Intertechnology and the holders of the notes due December 13, 2102, to issue warrants to acquire our common stock to such persons, in such amounts, upon such terms and at such time as required by the warrant agreement between Vishay Intertechnology and American Stock Transfer and Trust Company; and to register the shares of VPG common stock issuable upon exchange of the exchangeable notes or exercise of the warrants on a resale registration statement on such terms and within such time periods as required by a securities investment and registration rights agreement to which Vishay Intertechnology is subject.

Release of Claims and Indemnification

We and Vishay Intertechnology each will agree to release each other and each other’s respective current and former directors, officers, managers, agents, security holders, advisors, accountants, attorneys and other representatives from all liabilities existing or arising from any acts or events occurring or failing to occur on or before the distribution date. These releases will be subject to certain exceptions, including claims arising under the master separation agreement and the ancillary agreements; any specified liabilities; any liability assumed by a party pursuant to the master separation agreement; liability for goods and services in the ordinary course of business; and liability for claims of third parties for which indemnification or contribution is available under the master separation agreement.

Each of Vishay Intertechnology and we will agree to indemnify the other party and the other party’s respective current and former directors, officers, and employees against liabilities arising out of or resulting from the failure of the indemnifying party to perform or discharge liabilities for which it is responsible under the master separation agreement; the business of such party; any liability contemplated to be assumed or retained by such party; any environmental liabilities for which such party is liable under the master separation agreement; any breach or failure to perform by such party of its obligations under the master separation agreement or ancillary agreements; or any material misstatement or omission of such party in this information statement or the Form 10 registration statement of which it forms a part.  The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified.

The master separation agreement will also specify procedures with respect to claims subject to indemnification and related matters.  If indemnification is for any reason unavailable or insufficient to hold harmless the indemnified party, then the indemnifying party will contribute to the amount payable by the indemnified party in such proportion to place the indemnified party in the same position as if indemnification were available or, if that is not available or sufficient, in such proportion as reflects the parties’ relative benefits and fault.

Contingent Gains and Liabilities

A contingent gain means a claim or right that has accrued as of the distribution date whose existence or scope was not acknowledged, fixed or determined as of the distribution date in any material respect.  A contingent liability is a liability accrued as of the distribution date whose existence or scope was not acknowledged, fixed or determined as of the distribution date in any material respect.  The master separation agreement will provide that each party will have the exclusive right to any contingent gain, and will indemnify the other party for any contingent liability, that relates exclusively to such party’s business.  The parties will share all other contingent gains, and will be responsible for all other contingent liabilities, in such manner and in such percentages as are set forth in the master separation agreement.

Insurance and Director and Officer Indemnification

Vishay Intertechnology will agree to use reasonable best efforts to cause our interests and rights as insureds or beneficiaries under any occurrence-based insurance policies of Vishay Intertechnology in respect of periods prior to the separation, or under any claims-made policies to the extent a claim has been submitted prior to the separation, to survive the separation.  However, except as specifically provided, Vishay Intertechnology will not be required to maintain any tail or extended coverage for our benefit with respect to insurance policies in effect prior to the separation.  Vishay Intertechnology will further agree to administer insurance policies on our behalf, but this will not relieve us of the obligation to file claims or limit our authority to settle any claim within the limits of the relevant insurance policy.  If any insurer does not acknowledge insurance coverage with respect to any liabilities that we have assumed, at our expense and direction Vishay Intertechnology will pursue and recover insurance proceeds under the relevant policy on our behalf.  We and Vishay Intertechnology will agree to use reasonable best efforts to cooperate with respect to the insurance matters contemplated by the master separation agreement.  We will agree that Vishay Intertechnology will have no liability to us as a result of the insurance practices and policies of Vishay Intertechnology at any time prior to the separation.

Vishay Intertechnology will also use its reasonable best efforts to provide insurance (excluding insurance for any occurrences after the distribution) to those individuals who will be our officers, directors, employees, fiduciaries or agents at the time of the separation and who immediately prior to the separation were insured persons under the current directors and officers liability insurance policy of Vishay Intertechnology, with material terms and conditions no less favorable than those given to the officers, directors, employees, fiduciaries or agents of Vishay Intertechnology at such time, except that the insurance will exclude coverage for wrongful acts, errors or omissions occurring after the distribution date.

For a period of six years from the time of the separation, the amended and restated certificate of incorporation of Vishay Intertechnology and its amended and restated bylaws, to the extent they provide for indemnification of officers, directors, employees, fiduciaries or agents immediately prior to the separation, will not be amended in a manner that would adversely affect the rights of persons who at the time of the separation were our officers, directors, employees, fiduciaries or agents, except as required by law.

Except as otherwise expressly provided in the master separation agreement, as of the distribution date, Vishay Intertechnology will not be obligated to maintain insurance coverage with respect to our business, affairs, operations, assets or liabilities, and we will indemnify and hold Vishay Intertechnology harmless from any liabilities arising by reason of our failure to maintain such insurance.

Dispute Resolution

The dispute resolution procedures set forth in the master separation agreement will apply to all disputes, controversies and claims arising out of the master separation agreement, the ancillary agreements, the transactions that any of these agreements contemplate and the parties’ commercial or economic relationship relating to the master separation agreement or any ancillary agreement.

Either party may commence the dispute resolution process by notice to the other party.  The dispute notice, and the required written response of the other party, will set forth the position of the respective parties and a summary of their arguments.  The parties will then attempt in good faith to resolve the dispute by negotiation between executives of each party who have authority to settle the dispute.

If the dispute has not been resolved within 60 days or if the parties fail to meet within 30 days after delivery of the dispute notice, the parties will make a good faith attempt to settle the dispute by mediation in accordance with the procedures set forth in the master separation agreement.  If for any reason the dispute is not resolved through mediation within 180 days of delivery of the dispute notice, then the dispute will be submitted to binding arbitration under the auspices of the American Arbitration Association in Philadelphia, Pennsylvania.

The parties are not required to negotiate or mediate a dispute before seeking relief from an arbitrator or from a court regarding a breach of any obligation of confidentiality or any claim where interim relief is sought to prevent serious and irreparable injury.  However, the parties are required to make a good faith effort to negotiate and mediate the dispute while the arbitration or court proceeding is pending.

Termination

The master separation agreement and any of the ancillary agreements may be terminated or the terms of the separation and distribution may be amended, modified or abandoned, in each case, at any time prior to the effective time by and in the sole and absolute discretion of Vishay Intertechnology, without our approval. In the event of such termination, neither party will have any liability of any kind to the other party.

Tax Matters Agreement

In connection with the master separation agreement, we will enter into a tax matters agreement with Vishay Intertechnology. This agreement will (1) govern the allocation of U.S. federal, state, local, and foreign tax liability between us and Vishay Intertechnology, (2) provide for certain restrictions and indemnities in connection with the tax treatment of the distribution, and (3) address certain other tax-related matters.

Allocation of Tax Liability

Until the distribution occurs, we will be included in Vishay Intertechnology’s consolidated federal income tax returns and will be included with Vishay Intertechnology and/or certain Vishay Intertechnology subsidiaries in applicable combined or unitary state and local income tax returns.
  Under the tax matters agreement, Vishay Intertechnology generally will be liable for all U.S. federal, state, local, and foreign income taxes attributable to us with respect to taxable periods ending on or before the distribution date except to the extent that we have a liability for such taxes on our books at the time of the spin-off. Vishay Intertechnology also will be liable for income taxes attributable to us with respect to taxable periods beginning before the distribution date and ending after the distribution date, but only to the extent those taxes are allocable (using a closing of the books method) to the portion of the taxable period ending on the distribution date.

  With respect to non-income taxes that are attributable to a tax period prior to the spin-off, except the extent we have a liability on our books for such taxes at the time of the spin-off, Vishay Intertechnology will be responsible for one half of taxes.

  Vishay Intertechnology will prepare and file the U.S. consolidated federal income tax returns for all periods, including the taxable period in which we are included, and any Vishay Intertechnology combined, unitary, or consolidated state income tax returns for all periods, including those in which we are included.  At our request, Vishay Intertechnology will prepare certain non-U.S. income tax returns for years that ended prior to 2010 that have not yet been filed.  We will generally prepare and file all other tax returns attributable to us.  Generally, Vishay Intertechnology will principally control any income tax audits for which they may need to indemnify us, and we will principally control any other tax audit for taxes attributable to us.

  Under the tax matters agreement, we have agreed to reimburse Vishay Intertechnology if it incurs a cash tax in one of the transactions leading up to the spin-off.  Our obligation is limited by the tax benefit we receive as a result of the transaction.

Restrictions and Indemnities in Connection with the Tax Treatment of the Distribution

The tax matters agreement also will provide that we are liable for taxes incurred by Vishay Intertechnology that arise as a result of our taking or failing to take certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code. We therefore have agreed that, among other things, we will not take any actions that would result in any tax being imposed on the spin-off. Specifically:
  During the two-year period following the spin-off, we will not liquidate, merge or consolidate with any other person, specific subsidiaries that conduct an active trade or business relied upon in connection with the request for a private letter ruling.

  During the two-year period following the spin-off, we will not dispose of any of our assets, except in the ordinary course of business.

  During the two-year period following the spin-off, we will continue (independently from Vishay Intertechnology, and with separate employees, officers, and directors from Vishay Intertechnology) the active conduct of the historic businesses relied upon in connection with the request for a private letter ruling that were conducted by us throughout the five-year period prior to the spin-off.

  We will not take, nor will we permit any of our subsidiaries to take, any action inconsistent with the information and representations furnished to the IRS in connection with the request for a private letter ruling with respect to the spin-off or to tax counsel pursuant to Section 4.3 of the master separation agreement.

  During the two-year period following the spin-off, we will not, and will not permit any of our subsidiaries, to purchase our capital stock.

  During the two-year period following the spin-off, we will not issue our capital stock to any person, other than pursuant to the exercise of employee, director, or consultant stock options, stock awards, stock purchase rights or other employment related arrangement under any stock incentive plan in existence immediately after the spin-off, provided in each case that such stock issuance meets the requirements for the safe harbor contained in Treasury Regulations Section 1.355-7(d)(8).

  We will not enter into any transaction or, to the extent we have the right to prohibit any such transaction, permit such transaction to occur, or enter into negotiations to enter into any transaction that may cause the spin-off to be treated as part of a plan or series of related transactions pursuant to which one or more persons acquire directly or indirectly our capital stock representing a “50-percent or greater interest” within the meaning of Section 355(d)(4) of the Code.

  We will not take any other action that would reasonably be expected to prevent the spin-off from qualifying as a transaction described in Section 355(a) of the Code.
In addition, we have agreed not to engage in certain of the actions described above, whether before or after the two-year period following the spin-off, if it is pursuant to an arrangement negotiated (in whole or in part) prior to the first anniversary of the spin-off.

We may, however, take certain actions prohibited by the tax matters agreement if we provide Vishay Intertechnology with a reasonably acceptable opinion of tax counsel or Vishay Intertechnology receives a supplemental private letter ruling from the IRS, to the effect that these actions will not affect the tax-free nature of the spin-off.

Trademark License Agreement

At or prior to the separation, we and Vishay Intertechnology will enter a trademark license agreement pursuant to which Vishay Intertechnology will grant us the license to use certain trademarks, service marks, logos, trade names, entity names and domain names which include the term “Vishay.”

License of Rights and Limitations

Vishay Intertechnology will grant to us the limited, exclusive, royalty-free right and license to use certain marks and names incorporating the term “VISHAY” in connection with the design, development, manufacture, marketing, provision and performance of foil resistor strain gages, transducers (load cells) utilizing foil resistor strain gages, electronic instruments that measure and control output of transducers utilizing foil resistor strain gages, instruments to measure strain, systems for process and force measurement control and on-board weighing, foil resistors, current sensors, any additional products which do not compete with any products within the product range of Vishay Intertechnology or any of its subsidiaries as constituted immediately following the separation, and certain services provided in connection with these products. Any use of these marks on products other than those specified in the trademark license agreement will require advance written approval by Vishay Intertechnology. Additionally, Vishay Intertechnology will grant us a limited, exclusive, royalty-free right and license to display VISHAY alone (i.e., without any other terms) as a marking on certain foil resistor products qualified to the Mil spec system, meaning built on a “Mil Qualified” product line or SCD (Customer Source Control Drawing) and on Mil drawings and SCDs relating thereto. The license will be for our use in perpetuity throughout the world, unless the license is terminated in accordance with the terms of the trademark license agreement. Unless and until the trademark license is terminated, and for 24 months thereafter, we will also be allowed to use the name “Vishay Precision Group, Inc.” as our corporate name. The license also provides for certain transition period activities including our right to display VISHAY alone (i.e., without any other term) as a marking on foil resistor products, and in drawings related thereto, until December 31, 2012, and to thereafter provide such product and drawings to existing customers until December 31, 2014. We will also be permitted, for a period of twelve months following the separation, to distribute certain literature and use office signage displaying the term VISHAY in the manner it was displayed in that literature or office signage prior to the separation.

We will agree that Vishay Intertechnology is making no representation or warranty to us regarding its right, title and interest in the licensed marks, the absence of any action relating to the licensed marks or the absence of any claim that use of the licensed marks violates the rights of any person.

We will be permitted to use any document number or part number on materials posted to the internet on or in connection with certain products and services so long as those document numbers or part numbers do not contain the prefix or suffix VSH.

Use Standards

All products and services that we manufacture, market, provide or perform under the licensed marks must be of high quality, free of material defects and performed with integrity and in a professional manner and must be in compliance with applicable law.  We refer to these requirements as the applicable standards.

We will maintain appropriate process and quality controls with respect to the products and services using the licensed marks to assure compliance with the applicable standards.  Vishay Intertechnology will have the right from time to time at reasonable intervals to receive from us at Vishay Intertechnology’s sole expense, representative samples of our products and copies of all marketing materials using the licensed marks.  We will work together with Vishay Intertechnology in order to remedy any failure to conform to the terms of the trademark license agreement or to comply with the applicable standards.  Any dispute will be resolved in the manner provided in the master separation agreement.

Additional Marks; Registration; Enforcement

If we propose to use any additional marks containing the name “VISHAY,” we will notify Vishay Intertechnology in advance in writing.  If Vishay Intertechnology does not object in writing within thirty business days, it will be deemed to have approved the use of such mark. Notwithstanding the foregoing, no consent will be required in order for us to use any additional marks containing the name “VISHAY PRECISION” as long as the mark does not contain the name “INTERTECHNOLOGY.”

At our reasonable request and expense, Vishay Intertechnology will procure and maintain the registration of any of the licensed marks.  We will not register any of the licensed marks or any similar marks, unless authorized by Vishay Intertechnology in writing.

Vishay Intertechnology will license to us the use of certain internet domain names containing the name “VISHAY.”  If we propose to register an additional domain name containing the name “VISHAY,” we will notify Vishay Intertechnology in writing, subject to an exception for domain names including the name “VISHAY PRECISION” and not including the name “INTERTECHNOLOGY.” If Vishay Intertechnology does not object in writing within thirty business days, it will be deemed to have approved the additional domain name.

We and Vishay Intertechnology will cooperate so that the licensed marks will appear distinctive from marks utilized by Vishay Intertechnology.

We agree that unless otherwise specified in the trademark license agreement, we will not use the word “Vishay” unless it is immediately followed by the word “Precision.”

Any dispute concerning our request to use additional marks, additional domain names or the appearances of our or Vishay Intertechnology’s marks will be resolved in the manner provided in the master separation agreement.

We will agree to cooperate with Vishay Intertechnology in the protection of Vishay Intertechnology’s rights in the licensed marks, as Vishay Intertechnology reasonably requests.  Each party shall promptly advise the other party in writing of any actual or potential infringement, or any other unauthorized use of or violation of any of the licensed marks, of which it becomes aware. Vishay Intertechnology may take such action as it deems necessary or advisable to stop any infringement.  We may request in writing that Vishay Intertechnology institute an action to stop an infringement.  If Vishay Intertechnology does not institute an action within 30 days, we will be entitled to do so.  Any monetary recovery or sums obtained in settlement of any action to stop an infringement will be allocated between the parties in a fair and equitable manner.

Termination

Vishay Intertechnology may terminate the trademark license agreement if:
  we willfully, intentionally and in bad faith breach any material provision of the agreement or willfully, intentionally and in bad faith fail to cure any other breach, with Vishay Intertechnology having given us 60 days notice to cure any breach that can be cured; or
  we, without the consent of Vishay Intertechnology,  willfully and intentionally and in bad faith purport to assign our rights and obligations under the trademark license agreement in violation of the trademark license agreement; or
  we abandon the use of the licensed marks; or
  we file a petition under Chapter 7 of the U.S. Bankruptcy Code, or a petition under Chapter 7 is involuntarily filed against us and is not dismissed within 90 days of our receipt of notice of the filing.
If we in good faith dispute that Vishay Intertechnology has a valid basis for termination, the dispute will be resolved in the manner provided in the master separation agreement and the trademark license agreement will remain in effect until resolution of such dispute.

Any termination will not be effective less than 90 days after delivery to us of a notice of termination.  If we in good faith dispute that Vishay Intertechnology has a valid basis for termination, the dispute will be resolved in the manner provided in the master separation agreement.  Termination of the trademark license agreement will not relieve us of liability for breach.

Notwithstanding a termination, we will be entitled to continue to use the licensed marks and licensed domain names for a period of up to one year from the date of termination for the purpose of disposing of our then-existing inventory of products and/or promotional materials bearing the licensed marks, and for transitioning us to the use of other marks.

Assignment and Sublicense

The license will be assignable or sublicenseable to any majority owned subsidiary, provided that we remain responsible for the compliance by any such majority owned subsidiary with the terms of the trademark license agreement. We define a “majority owned subsidiary” as a subsidiary of ours (i) of which over 50% of the voting securities and over 50% of the outstanding equity interests, whether voting or non-voting, are owned by either us, one or more of such subsidiaries, or us and one or more of such subsidiaries, and (ii) which is engaged in the design, development, manufacture, marketing, provision and performance of products and services as part of a business under our management and control. If we transfer our business in the design, development, manufacture, marketing, provision and performance of products and services substantially as an entirety to a single purchaser or other single transferee, and thereafter we cease to be engaged in such business, the transferee will succeed to our rights and obligations. The following actions are not considered an assignment under the trademark license agreement: (1) assignment or transfer of our stock, including by way of a merger, consolidation, or other form of reorganization in which our outstanding shares are exchanged for securities, or (2) any transaction effected primarily for the purpose of (A) changing our state of incorporation or (B) reorganizing ourselves into a holding company structure such that, as a result of any such transaction, we become a wholly-owned subsidiary of a holding company owned by the holders of our securities immediately prior to such transaction.

Other Provisions

The trademark license agreement will also contain customary provisions with respect to confidentiality and indemnification.

Employee Matters Agreement

At or before the separation, we will enter into an employee matters agreement with Vishay Intertechnology that provides for the transition of employee benefits arrangements and allocates responsibility for certain employee benefit matters on and after the spin-off, including the treatment of existing welfare benefit plans, savings plans, equity-based plans and deferred compensation plans and our establishment of new plans. Some of the transactions to be addressed in the employee matters agreement have been effected as of January 1, 2010, to avoid a mid-year transition between plans.

References in this section to Vishay Intertechnology and us include the parties’ respective subsidiaries as they will exist following the separation.

General Principles

The employee matters agreement will provide that, prior to the distribution date, to the extent not previously transferred, all employees of Vishay Intertechnology that are expected to be employed primarily in our business will be transferred to us.

Except as provided in the employee matters agreement, Vishay Intertechnology will retain as of the distribution date all liabilities under the Vishay Intertechnology benefit plans. Following the distribution date, we will reimburse Vishay Intertechnology for the cost of any liabilities satisfied or assumed by Vishay Intertechnology that are our responsibility, and Vishay Intertechnology will reimburse us for the cost of any liabilities that we satisfy or assume and that are the responsibility of Vishay Intertechnology.

Our employees who participate in an existing benefit plan of ours may either continue participation in that plan after the separation or transfer participation to a comparable plan that we will establish as contemplated by the employee matters agreement.

Except as otherwise agreed in writing between the parties, each employee of Vishay Intertechnology who becomes our employee will cease participation in the benefit plans of Vishay Intertechnology, effective as of a date on or after such employee’s transfer to us but in no event later than the distribution date. We will provide employees of Vishay Intertechnology who become our employees with credit for all purposes, including eligibility, vesting, determination of benefit levels and benefit accruals, under our benefit programs, policies and plans to the same extent as was recognized by Vishay Intertechnology. We will also credit these employees with the amount of accrued but unused vacation time and other time-off benefits.

Retirement Plans

Vishay Intertechnology maintains various retirement plans, including a 401(k) plan (referred to as the Vishay Employee Savings Plus Plan) and a nonqualified deferred compensation plan for senior employees (referred to as the Vishay Key Employee Wealth Accumulation Plan or KEWAP). We have established or will establish similar plans for the benefit of our employees. Vishay Intertechnology has caused or will cause the accounts and underlying assets and liabilities under the Vishay Intertechnology plans for our employees who were participating in these plans to be transferred to our corresponding plans or, in the case of KEWAP assets, from a rabbi trust established by Vishay Intertechnology to one that we have established or will establish.

Vishay Intertechnology also maintains a defined benefit pension plan and a nonqualified defined benefit pension plan. Both of these plans are frozen, which means that participants retain their benefits, but do not accrue new benefits, and no new participants are admitted to the plan. We are not establishing a defined benefit plan, and our employees who participate in the Vishay Intertechnology plan will be treated the same as any other participant who terminates employment. We have established or will establish a nonqualified defined benefit plan, which will be frozen, and the accounts of our employees who participated in the corresponding Vishay Intertechnology plan will be transferred to our plan similar to the transfer of accounts under the 401(k) and KEWAP plans.

Health and Welfare Plans

Effective as of or before the distribution date, we have established health and welfare plans for the benefit of our employees, which provide the same type of benefits as do the corresponding plans of Vishay Intertechnology. These include health, life, dental, vision, prescription drug, short-term disability, long-term disability, and educational assistance coverage benefits. Our plans have waived and will waive preexisting condition and other limitations and exclusions, other than those that were in effect under the corresponding Vishay Intertechnology plan; waive any waiting period limitation or evidence of insurability requirement to the extent satisfied under the corresponding Vishay Intertechnology plan; and honor any deductibles, out-of-pocket maximums and co-payments incurred under the corresponding Vishay Intertechnology plan.

We have also established effective as of January 1, 2010, health care and dependent care flexible spending account plans for the benefit of our employees. To the extent an employee is transferred to us after that date and before the distribution date, the employee’s accounts with the corresponding Vishay Intertechnology plans will be transferred to our plans.

We will be responsible for any workers’ compensation liability up to the amount accrued on our balance sheet on the date such worker became our employee, and for any such liabilities resulting from a compensable injury or occupational disease of our employees on or after such date.

Equity Awards Generally

Outstanding equity awards of Vishay Intertechnology in the form of stock options, restricted stock units (RSUs) and phantom stock will be adjusted as a consequence of the spin-off.

Stock options. Effective as of the separation, Vishay Intertechnology will amend each outstanding grant of stock options made pursuant to the Vishay Intertechnology, Inc. 1998 Stock Option Program, Vishay Intertechnology 2007 Stock Incentive Program and the Amended and Restated 1998 Long-Term Incentive Plan of General Semiconductor, Inc. to reduce the exercise price of each of the options and increase the number of shares issuable upon exercise of each of the options according to the following formulas:

EVs = EV x PVs / (PVs + r x PPs)
and
NVs = NV x EV / EVs

where—

EV	is the per share exercise price of the Vishay Intertechnology option prior to the spin-off
NV	is the number of shares of common stock of Vishay Intertechnology issuable upon exercise of the option prior to the spin-off
EVs	is the per share exercise price of the Vishay Intertechnology option following the spin-off
PVs	is the per share market value of the common stock of Vishay Intertechnology following the spin-off
NVs	is the number of shares of Vishay Intertechnology issuable upon exercise of the option following the spin-off
PPs	is the per share market value of the common stock of Vishay Precision Group following the spin-off
r	is the distribution ratio for the spin-off.

Per share market value is a volume weighted-average of selling prices for the 10 trading days following the distribution date. The other terms of the Vishay Intertechnology stock options, including their remaining vesting schedule if any, will remain the same.

Phantom stock and restricted stock units. Effective as of the separation, Vishay Intertechnology will amend each outstanding grant of phantom stock awarded pursuant to the Vishay Intertechnology Senior Executive Phantom Stock Plan and each outstanding grant of restricted stock units (RSUs) (both those subject to ordinary vesting and those restricted stock units subject to performance-based vesting, sometimes referred to as performance share units or PSUs) awarded pursuant to the Vishay Intertechnology, Inc. 2007 Stock Incentive Program, to increase the number of shares of phantom stock and the number of RSUs applicable to such grants, according to the following formula:

         NVs = NV x [1 + r x PPs / PVs]

where “NV” and “NVs” are the number of shares of Vishay Intertechnology common stock underlying the restricted stock units or phantom shares before and following the distribution date, respectively; and the other symbols have the same values as those assigned above with respect to the formulas for treatment of stock options.

Effective as of the separation, Vishay Intertechnology will also amend each outstanding grant of PSUs awarded pursuant to the Vishay Intertechnology, Inc. 2007 Stock Incentive Program to reduce by 10% the numeric value of each applicable performance goal that applies to periods following the separation, to reflect the impact of the spin-off on the achievability of the Vishay Intertechnology performance goals. This provision only applies to employees who will remain with Vishay Intertechnology after the spin-off.  See “Equity Awards Held by Employees of Vishay Precision Group” for a discussion of the treatment of Vishay Intertechnology equity awards held by employees of Vishay Precision Group.

The other terms of the Vishay Intertechnology phantom stock and RSUs, including the remaining vesting schedule of the RSUs, will remain the same.

Equity Awards Held by Employees of Vishay Precision Group

As described below, we expect to replace or offer to replace outstanding equity awards of Vishay Intertechnology held by our employees with similar awards of our own following the separation. These awards will be issued pursuant to the Vishay Precision Group, Inc. 2010 Stock Incentive Program, whose terms will be substantially similar to 2007 Vishay Intertechnology Stock Incentive Program. We will adopt the 2010 Program prior to the distribution date, and Vishay Intertechnology will cause the shares of our common stock issuable under the program to be registered on Form S-8. For a description of the terms of the 2010 Program, see “Executive Compensation—Equity Awards—Vishay Precision Group, Inc. 2010 Stock Incentive Program.”

Stock options. All unvested awards of stock options held by employees of Vishay Precision Group will expire by their terms upon consummation of the spin-off. Vested but unexercised stock options held by employees of Vishay Precision Group will generally expire 60 days after consummation of the spin-off. All or the substantial majority of these options are expected to have an exercise price, as adjusted for the spin-off, that will be above the market price for Vishay Intertechnology common stock immediately following the distribution date.

Effective as of the separation, we will issue to our employees who hold unvested stock options of Vishay Intertechnology that will be forfeited as a result of the spin-off stock options under the 2010 Program in lieu of their Vishay Intertechnology stock options. We will also offer our employees who hold vested stock options of Vishay Intertechnology the opportunity to replace those options with options to acquire our common stock. In either case, the exercise price of each of the options that we will issue under the 2010 Program and the number of shares of our common stock issuable upon exercise of each of the options will be determined according to the following formulas:

EPs = EV x PPs / (PVs + (r x PPs ))
and
NPs = NV x EV / EPs

where—

EPs	is the per share exercise price of the option to purchase our common stock.
NPs	is the number of shares of our common stock issuable upon exercise of the option,

and the other symbols have the same values as those assigned above with respect to the formulas for treatment of stock options of Vishay Intertechnology. The other terms of the options to acquire our common stock will be the same as the options to acquire Vishay Intertechnology that they are intended to replace. In the case of our stock options issued in lieu of forfeited Vishay Intertechnology stock options, the vesting schedule for the options that we issue will be the same as the remaining vesting schedule of the forfeited Vishay Intertechnology options. If the exercise price of any options to acquire our common stock is less than the market value of our common stock on the date we issue the options, we may issue the options according to a different formula in order to comply with certain regulations under Section 409A of the Internal Revenue Code.

Restricted stock units and phantom stock units. The only one of our employees who holds RSUs and phantom stock of Vishay Intertechnology is Ziv Shoshani, who is expected to serve as our Chief Executive Officer. Phantom stock units are fully vested on issuance. The phantom stock units of Mr. Shoshani will be converted into shares of common stock of Vishay Intertechnology upon Mr. Shoshani’s termination of his executive officer position with Vishay Intertechnology on the distribution date, and these shares will be treated in the spin-off the same as all other shares of Vishay Intertechnology common stock.

The unvested Vishay Intertechnology RSUs held by Mr. Shoshani will expire upon consummation of the spin-off. In lieu of the expiring Vishay Intertechnology RSUs, we will issue to Mr. Shoshani as of the distribution date our RSUs according to the following formula:

          NPs = NV x (r + PVs /PPs )

where “NV” is the number of shares of Vishay Intertechnology common stock underlying the Vishay Intertechnology RSUs before the distribution date and “NPs” is the number of shares of our common stock underlying our RSUs following the distribution date; and the other symbols have the same values as those assigned above with respect to the formulas for treatment of stock options. The other terms of our RSUs will be the same as the Vishay Intertechnology RSUs that they are intended to replace.

Non-U.S. Employees and Benefits

Approximately 88% of our employees are located outside of the United States. We intend to comply with local law and custom in each jurisdiction outside the United States in which we operate with respect to any consequences of the spin-off regarding employee rights and benefits. While many of our employees will be employed by the same legal entity irrespective of the separation, in some cases employees are being transferred from a Vishay Intertechnology entity to one of our entities. This transfer may affect the rights and benefits of the transferred employees. For example, in Israel we will be required to obtain the consent of transferred employees and assume certain employment related liabilities in order that the transfer will not be deemed a termination of employment. Any transfers in other jurisdictions may have similar requirements. We intend to observe all such requirements, as applicable.

Additional Matters

Vishay Intertechnology will acknowledge that, except as provided in the employee matters agreement, it will remain responsible for any compensatory arrangements previously provided by Vishay Intertechnology to our employees. Vishay Intertechnology and we will agree to assign to us, and cause our employees to consent to the assignment of, any agreement between Vishay Intertechnology and any of our employees, which are not replaced with agreements between us and the employees.

Vishay Intertechnology and we will acknowledge that, with certain exceptions, the separation and transfer of employment from Vishay Intertechnology to us will not constitute a termination of employment for purposes of any policy, plan, program or agreement of Vishay Intertechnology or a change of control for purposes of any benefit plan of Vishay Intertechnology or us.

The employee matters agreement will also address certain other matters, such as responsibility for COBRA coverage, compensation-related tax deductions and customary indemnification. The dispute resolution provisions of the master separation agreement will apply to disputes arising under the employee matters agreement.

Transition Services Agreement

On the distribution date, we and Vishay Intertechnology will enter into a transition services agreement pursuant to which Vishay Intertechnology, in its capacity as the provider, will provide us, in our capacity as the recipient, with certain information technology and other services for a limited time to help ensure an orderly transition following the separation. We do not expect total payments under the transition services agreement to exceed $300,000 in the first twelve months or $500,000 in the aggregate. The substantial majority of such expense will be incurred under the transition services agreement. Unless otherwise indicated, in this section, references to the provider refer to the provider of services under each agreement and references to the recipient refer to the recipient of services under each agreement.

Services

Pursuant to the transition services agreement, Vishay Intertechnology, through its subsidiaries, will provide to us certain information technology support services for our foil resistor business at costs set forth in the transition services agreement.

The cost of the services to be provided may not necessarily be reflective of prices that could have been obtained for similar services from an independent third-party.

The provider will agree to perform its services in a workmanlike and professional manner, with the same degree of care as it exercises in performing its own functions of a like nature, utilizing individuals of suitable experience, training and skill, and in a timely manner in accordance with the terms of the agreement.

Service levels, if any, may be decreased from the initial service levels upon the recipient’s delivery to the provider of advance written notice of such decrease. Any increase in the scope of services, including the addition of any new services, will be negotiated in good faith by the parties. The parties will acknowledge that certain services may be provided by third parties designated by the provider.

The transition services agreement will provide that the provider will maintain books and records in reasonable and customary detail pertaining to the provision of services. The recipient will have the right to inspect and audit such books and records. The provider will agree to provide the recipient with customary reports concerning the performance of the services and as the recipient reasonably requests from time to time.

Cooperation and Consents

Each party will agree to reasonably cooperate with the other in carrying out the provisions of the agreement, including, but not limited to, exchanging information, providing electronic systems used in connection with the services, making adjustments and obtaining all consents, licenses, sublicenses or approvals necessary to permit each party to perform its obligations under the agreement. In contemplation of termination of any services, the provider will agree to cooperate with the recipient at the recipient’s expense in transitioning such services.

Confidentiality and Intellectual Property

Subject to customary exceptions, for a period of five years from receipt of confidential information of the other party, each party will agree to exercise reasonable precautions to prevent disclosure of confidential information to others; use such information only as provided in the agreement; and disclose such information only to its employees with a need to know such information.

Each party’s data, software or other property or assets owned by such party will remain the sole and exclusive property and responsibility of such party.

Remedies

The recipient’s sole remedy under the agreement will be either, at the election of the recipient, to require the provider to re-perform the service without payment by recipient; to provide recipient with a credit in an equivalent amount towards future purchase; or to require the provider to pay the cost or replacing such services with a third-party provider. Neither party’s liability to the other for any loss arising out of or resulting from the agreement or the furnishing of services will, in any month, exceed three times the monthly price of the specific service which gives rise to the claim for such month.

Indemnification

Each party will indemnify the other from all liabilities to third parties relating to a breach of the agreement; gross negligence or willful misconduct; or infringement of third-party intellectual property in the performance of any service, in each case, by the indemnifying party, except to the extent that any such liabilities are caused by the indemnified party. The recipient will further agree to indemnify the provider for any sales, use or excise taxes, and for liabilities relating to the content of or defects in any of the recipient’s inventory, material or other property, or the recipient’s performance of services as agreed with the provider. The procedures with respect to claims subject to indemnification will be governed by the master separation agreement.

Term and Termination

The term of the agreement will end on the 18-month anniversary of the distribution date unless terminated earlier.

The provider will be permitted to terminate the agreement in the event an invoice remains unpaid for 60 days. Either party will be permitted to terminate the agreement if the other party materially breaches any of its obligations under the agreement and does not cure such breach within 30 days of receiving written notice from the non-defaulting party, or upon 30 days’ written notice in the event of a bankruptcy, liquidation or similar occurrence. The recipient will be permitted to terminate the agreement upon 60 days’ written notice, except that the recipient may not terminate the agreement earlier than 90 days after the distribution date.

Dispute Resolution

The parties will agree to use their respective reasonable best efforts to resolve expeditiously any disputes between them with respect to the matters covered by the agreement. In the event that the parties are unable to resolve a dispute, the dispute will be resolved in accordance with the procedures set forth in the master separation agreement.

Secondment Agreement

Vishay Intertechnology has agreed to second to us two of its employees, Dr. Felix Zandman and Reuven Katraro, in accordance with the terms of the secondment agreement. We refer to each of Dr. Zandman and Mr. Katraro as a secondee. Pursuant to the secondment agreement, Vishay Intertechnology is required to make each secondee available to us for the services specified in the secondment agreement for up to 5% of the secondee’s professional working time on a monthly basis. The initial term of the secondment agreement will expire on the first anniversary of its execution and will thereafter automatically renew for additional one year periods unless sooner terminated.

The secondees are required to perform the services requested by our CEO, who is required to consult with the CEO of Vishay Intertechnology with respect to scheduling of the provision of the services. The secondees will at all times remain employees of Vishay Intertechnology. In consideration for the secondees’ services to us, we will pay to Vishay Intertechnology an annual fee specified in the secondment agreement in monthly installments. We will be responsible for reasonable out-of-pocket business expenses incurred by Vishay Intertechnology or either secondee in connection with the services provided. Any invention, development, improvement, process, or design relating to our activities will be our absolute property, except that the same cannot incorporate the intellectual property of Vishay Intertechnology without its consent. We may terminate the secondment agreement at any time upon 30 days written notice. Either party is permitted to terminate the agreement upon breach; bankruptcy; or inability of a secondee to perform the required services. The secondment agreement will also contain customary provisions with respect to confidentiality and indemnification.

Supply Agreements

After the distribution, we and Vishay Intertechnology each will require certain products manufactured by the other for manufacture and sale of our respective products. Accordingly, we and Vishay Intertechnology or one or more of our respective subsidiaries, will enter into multiple supply agreements pursuant to which one party will be obligated to supply to the other certain products described in the supply agreements, up to a maximum aggregate quantity for each product, at pricing set forth in the supply agreements. The term of each supply agreement shall be perpetual unless sooner terminated. However, either party may terminate any of the supply agreements at any time upon written notice to the other party at least one year prior to the requested date of termination. The parties will negotiate in good faith as to the pricing for each product on an annual basis taking into account ascertainable market inputs.

The supplier will be required to notify the buyer of any change in a product or its manufacture and the buyer will be required to accept the change or notify the supplier that the change is unacceptable, in which case the product will be treated as a discontinued product. At any time the supplier may notify the buyer that the supplier is discontinuing the manufacture and sale of a product and the buyer will have the opportunity to place a written last time buy order at the purchase price in effect as of the discontinuation notice. The buyer will be obligated to provide forecasts as to quantity needed to the supplier in accordance with the supply agreements. The supplier will warrant that the products conform to the specifications set forth in the supply agreement, will be free from material defects and will be manufactured in accordance with good manufacturing practice and applicable law. The buyer will be required to make any claims regarding any non-conforming product within 1 year of shipment and the supplier’s liability for such claims will be limited to refund or replacement. Nothing, however, will limit the obligations of the supplier in respect of third party claims arising from non-conforming products. The supply agreement will also provide for customary covenants and indemnification provisions. Any disputes between the parties will be resolved in accordance with the procedures set forth in the master separation agreement.

Patent License Agreement

In connection with the separation and distribution, we and Vishay Dale Electronics, Inc., a subsidiary of Vishay Intertechnology, will enter into a patent license agreement pursuant to which Vishay Dale Electronics will grant us a non-exclusive, royalty-free, worldwide license under a U.S. patent covering a surface mounted foil resistor to make, have made, use, sell, offer for sale, export and import products until the expiration of the patent, subject to certain termination rights. The license will be sublicenseable by us to direct or indirect wholly-owned subsidiaries, so long as we remain responsible for compliance with the terms of the patent license agreement by our subsidiaries. Vishay Dale Electronics will make customary warranties and the patent license agreement will contain customary disclaimer and indemnification provisions. In addition, we will indemnify Vishay Dale Electronics in any action arising by reason of the manufacture, marketing, sale, or other activity with respect to the products we manufacture under the patent or which incorporate a portion of such a product. Any disputes between the parties will be resolved in accordance with the procedures set forth in the master separation agreement, except that all proceedings provided for in the master separation agreement must be conducted in Philadelphia, Pennsylvania.

Lease Agreements

We and Vishay Intertechnology, or our respective subsidiaries, will enter into lease agreements for space in Be’er Sheva, Israel; Malvern, Pennsylvania; Akita, Japan; and Holon, Israel. In each case, the lease will be at a market rate and on customary terms for a lease of its nature.

Be’er Sheva Lease

Vishay Intertechnology will lease to us approximately 14,000 square feet of space in Be’er Sheva, Israel for a term of 5 years, for purposes of manufacturing foil technology products. We will have the option to extend the term for 5 periods of 1 year each on the terms of the lease agreement. We will also be allowed to use certain common areas of the building. In addition to rent, we will pay our proportionate share of all taxes and insurance costs, including our use of the leased space and the common areas.

Other Leases

Vishay Intertechnology will lease to us or one of our affiliates 2 rooms in its facility located in Malvern, Pennsylvania for a term of 5 years, to provide a quality assurance laboratory and a demonstration kit laboratory for 2 of our personnel.

We will lease to Vishay Intertechnology approximately 2,000 square feet of space in Akita, Japan for a term of 5 years, for quality assurance operations. The term will be automatically renewed for successive five-year terms unless either party notifies the other in writing of termination at least 6 months prior to expiration of the term. In addition to rent, Vishay Intertechnology will be responsible for certain costs and expenses, including all consumption tax related to such costs and expenses. In addition, we will grant to the lessee a right of first refusal in the event that we desire to sell the building and the underlying land, which right will be exercisable during the term of the lease, subject to certain terms and conditions set forth in the lease agreement.

Finally, we will lease to Vishay Intertechnology approximately 13,000 square feet of space in Holon, Israel on a short-term basis. Vishay Intertechnology currently maintains its administrative offices in the building and we will be leasing this space to Vishay Intertechnology until their relocation.

Other Agreements

We and Vishay Intertechnology will also enter into certain other agreements. These include agreements relating to the manufacture of strain gages by a subsidiary of Vishay Intertechnology for certain European aerospace customers under which we will license certain technology to the Vishay Intertechnology subsidiary for a ten year period, and an agreement with Vishay Intertechnology pursuant to which a subsidiary of Vishay Intertechnology will serve as a manufacturer on our behalf with respect to the finishing of certain foil resistor chips supplied by one of our subsidiaries.

Interests in Vishay Intertechnology

Certain of our directors and executive officers own Vishay Intertechnology common stock and vested Vishay Intertechnology options and other equity instruments. Following the spin-off, we expect our directors and executive officers to beneficially own approximately 124,000 shares of Vishay Intertechnology common stock, based on their holdings as of June 15, 2010.

We expect to replace or offer to replace outstanding equity awards of Vishay Intertechnology held by our employees with similar awards of our own following the separation. See “Employee Matters Agreement – Equity Awards Held by Employees of Vishay Precision Group” above.

Other Related Party Transactions

Vishay Intertechnology maintains, and we expect to maintain, employment agreements with Ziv Shoshani, who is expected to be our President and Chief Executive Officer. See “Executive Compensation” above.

We historically have had significant agreements, transactions, and relationships with Vishay Intertechnology operations outside the defined scope of our business. See Note 3 to our combined and consolidated financial statements.

Dubi Zandman will be our Vice President responsible for Systems division operations. Mr. Dubi Zandman is a cousin of Dr. Felix Zandman. For 2009, Mr. Dubi Zandman received salary and benefits of $187,496.

Steven Klausner will be our Vice President – Treasurer. Mr. Klausner is the brother-in-law of Marc Zandman, who, following the spin-off will become the non-executive chairman of our board of directors, and the son-in-law of Dr. Felix Zandman. For 2009, Mr. Klausner received salary and benefits of $177,619.

We expect that our board of directors or its committees will adopt a written related party transaction policy, which will govern transactions between our company and our directors and executive officers and their families; stockholders owning in excess of 5% of any class of our securities; and certain affiliates of these persons.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is a summary of the material terms of our capital stock and reflects our charter and bylaws that will be in effect at the time of the spin-off. We will file our charter and bylaws as exhibits to our registration statement on Form 10.

Our capital structure will be substantially congruent with the capital structure of Vishay Intertechnology. The aggregate number of shares of capital stock which we have authority to issue is 29,000,000 shares: 1,000,000 shares of preferred stock, par value $1.00 per share, 25,000,000 shares of common stock, par value $0.10 per share, and 3,000,000 shares of Class B common stock, par value $0.10 per share.

Holders of Vishay Intertechnology common stock and Vishay Intertechnology Class B common stock will receive 1 share of our common stock or our Class B common stock, respectively, for every 14 shares of Vishay Intertechnology common stock or Vishay Intertechnology Class B common stock, respectively, that they own as of [record date].

As of June 15, 2010, Vishay Intertechnology had 172,363,925 shares of common stock and 14,352,839 shares of Class B common stock outstanding.

Common Stock and Class B Common Stock

After any required payment on shares of preferred stock, holders of common stock and Class B common stock will be entitled to receive, and share ratably on a per share basis in, all dividends and other distributions declared by our board of directors. In the event of a stock dividend or stock split, holders of common stock will receive shares of common stock and holders of Class B common stock will receive shares of Class B common stock. Neither the common stock nor the Class B common stock may be split, divided or combined unless the other is split, divided or combined equally.

The holders of common stock will be entitled to one vote for each share held. Holders of Class B common stock will be entitled to 10 votes for each share held. The common stock and the Class B common stock will vote together as one class on all matters subject to stockholder approval, except as set forth in the following sentence. The approval of the holders of common stock and of Class B common stock, each voting separately as a class, will be required to authorize issuances of additional shares of Class B common stock other than in connection with stock splits and stock dividends.

Shares of Class B common stock will be convertible into shares of common stock on a one-for-one basis at any time at the option of the holder thereof. The Class B common stock will not be transferable except to the holder’s spouse, certain of such holder’s relatives, certain trusts established for the benefit of the holder, the holder’s spouse or relatives, corporations and partnerships beneficially owned and controlled by such holder, such holder’s spouse or relatives, charitable organizations and such holder’s estate. Upon any transfer made in violation of those restrictions, shares of Class B common stock will be automatically converted into shares of common stock on a one-for-one basis.

Neither the holders of common stock nor the holders of Class B common stock will have any preemptive rights to subscribe for additional shares of our capital stock.

We expect that our common stock will be listed on the New York Stock Exchange under the symbol “VPG.” We do not anticipate any public market for shares of our Class B common stock.

Preferred Stock

Our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designation, preferences, rights and any qualification, limitations, restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the number of shares constituting any series. No shares of our preferred stock are currently outstanding.

Warrants

In connection with an acquisition, on December 13, 2002, Vishay Intertechnology issued Class A warrants to acquire 7,000,000 shares of Vishay Intertechnology common stock at an exercise price of $20.00 per share and Class B warrants to acquire 1,823,529 shares of Vishay Intertechnology common stock at an exercise price of $30.30 per share. With the exception of the exercise price, the Class A warrants and the Class B warrants have identical terms and provisions. Under the terms of these warrants, on the date of the spin-off, each holder of an outstanding and unexercised warrant is entitled to a warrant evidencing a right to purchase a number of shares of our capital stock that the holder would have received had the holder exercised the Vishay Intertechnology warrants immediately prior to the record date for the spin-off. The terms of the warrants to acquire our common stock will be the same as the terms of the Vishay Intertechnology warrants, except that the exercise price will be determined, subject to further adjustment in accordance with the terms of the warrants, according to the following formula:

Es = Eo x Ps / (Pp + (r x Ps ))

          where:

Es	is the exercise price per share of our common stock of the warrants that we will issue.
Eo	is the exercise price per share of the Vishay Intertechnology common stock of the relevant Vishay Intertechnology warrant immediately prior to adjustment for the spin-off.
Pp	is the average of the daily market prices of the Vishay Intertechnology common stock for the ten full consecutive trading days following the date on which the spin-off is consummated.
Ps	is the fair market value per share of our common stock.
r	is the number of our shares distributed pursuant to the spin-off in respect of each share of Vishay Intertechnology common stock.

“Fair market value” for these purposes means the average daily market price of the shares of our common stock for the first ten consecutive trading days following the date on which the spin-off is consummated; provided that if our shares do not begin trading within two trading days of the consummation of the spinoff or do not trade for at least ten consecutive trading days within 20 days after the spin-off, then the “fair market value” of the shares of our common stock will be determined by an investment banking firm of national reputation and standing selected by Vishay Intertechnology and reasonably acceptable to a majority of the holders of the Vishay Intertechnology warrants on the record date for the spin-off.

“Daily market price” for any trading day means the volume-weighted-average of the per share selling prices on the New York Stock Exchange or other principal United States securities exchange or inter-dealer quotation system on which the relevant security is then listed or quoted or, if there are no reported sales of the relevant equity security on such trading day, the average of the high bid and low ask prices for the relevant equity security or, if there are no high bid and low ask prices, the daily market price will be the per share fair market value of the relevant equity security as determined by an investment banking firm of national reputation and standing selected by Vishay Intertechnology and reasonably acceptable to a majority of the holders of the Vishay Intertechnology warrants.

Following the spin-off, the exercise price of each Vishay Intertechnology warrant will be adjusted in accordance with the following formula:

En = Eo x Pp / (Pp + (r x Ps ))

          where:

          En is the adjusted exercise price per share of Vishay Intertechnology common stock of the Vishay Intertechnology warrants,

and the other symbols in this formula have the meanings specified with respect to the preceding formula.

As of the distribution date, we intend to issue Class A warrants and Class B warrants to acquire shares of our common stock to the holders of the Vishay Intertechnology warrants, as required by the term of those warrants. We will also enter into a warrant agreement with American Stock Transfer and Trust Company, as warrant agent, in substantially the same form as the warrant agreement for the Vishay Intertechnology warrants, dated December 13, 2002. The Vishay Intertechnology warrant agreement was filed by Vishay Intertechnology as an exhibit to its Form 8-K dated December 23, 2002.

The warrant agreement, to which the form of warrants will be annexed, will be the document that governs our Class A warrants and Class B warrants, and it will be filed upon its execution, at or about the time of the separation. The following summary description of the warrants sets forth some general terms and provisions of the warrants, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the warrants and the warrant agreement. As used below, the term warrants refers to both our Class A warrants and Class B warrants.

Exercise

The warrants may be exercised at any time until their expiration date on December 13, 2012. Each warrant holder will be able to exercise the warrants, in whole or in part, by delivering to us the certificate representing the warrants, the exercise notice properly completed and executed and payment of the aggregate exercise price for the number of shares of our common stock as to which the warrant is being exercised. We will not issue any fractional shares of our common stock and instead will pay a cash adjustment equal to the product resulting from multiplying the fractional amount by the daily market value of one share of our common stock on the trading day prior to the date the warrant is exercised.

Exercise price

The exercise price of the warrants will be determined as set forth above. The exercise price, and the number of shares of our common stock, or the amount and type of other securities or property issuable upon exercise, will be subject to adjustment in the manner provided in the warrant agreement in any of the following circumstances:

  if we declare a stock dividend, stock split or reverse stock split or if there is a reclassification or reorganization of our common stock or if we make distributions on our common stock payable in common stock; or

  if we issue any evidence of indebtedness, shares of stock or any other securities to all holders of our common stock by reclassification of our common stock; distribute any rights, options or warrants to purchase or subscribe for any evidence of indebtedness, shares of stock or any other securities to all holders of our common stock; distribute cash (other than regular quarterly or semi-annual cash dividends) or other property to all holders of our common stock; or issue by means of a capital reorganization other securities of ours in lieu of or in addition to common stock; or

  if we distribute any rights, options or warrants to holders of our common stock at a price per share less than 90% of the daily market price of our common stock on the record date for the distribution; provided that if the exercise period is for a period of more than 60 days after the record date we will distribute the same rights, options or warrants to the warrant holders on the record date as if the warrant holders had exercised their warrants immediately prior to the record date; or

  if any person or entity acquires us in a transaction in which we are merged with or into or consolidated with another person or entity, or if we sell or convey all or substantially all of our assets to another person or entity, in which case the holder of a warrant, at the holder’s election, will be entitled to receive either the kind and number of shares, securities, cash, assets or other property which the holder would otherwise have been entitled to receive had the holder exercised the warrants before the transaction, or, subject to certain exceptions, the cash value of the option according to the Black-Scholes pricing model, or, if the acquirer is a reporting company under the Securities Exchange Act and is offering a combination of cash and shares, a warrant exercisable for securities of the acquirer having an adjusted exercise price but otherwise having the same terms as our warrant and cash; or

  if we make a distribution to all holders of our common stock consisting of the capital stock of one of our subsidiaries or other business units, similar to the spin-off.
If we liquidate, dissolve or wind up our affairs, other than in connection with a consolidation, merger or sale or conveyance of all or substantially all of our assets or a spin-off transaction, then the warrants will expire at the close of business on the last full business day before the earliest record date fixed for the payment of any distributable amount on our common stock.

Transfer of Warrants

Each warrant may be presented for transfer at any time on or prior to its expiration date. Any proposed transfer of the warrants must be made pursuant either to an exemption from the registration requirements of the Securities Act or to an effective registration statement. In addition, each transfer must be made in accordance with the applicable securities laws of any state of the United States or any other applicable jurisdiction. If the transfer of the warrants is being made pursuant to an exemption from the registration requirements of the Securities Act, we may require that the warrant holder deliver to us an agreement by the transferee to be bound by certain restrictions on transfer set forth in the warrant agreement. We may also require an opinion of counsel that the transfer complies with applicable securities laws.

Registration Rights

Under the terms of a securities investment and registration rights agreement, dated as of December 13, 2002, executed by Vishay Intertechnology in favor of the holders of the warrants, Vishay Intertechnology has agreed to take such action as is reasonably necessary to cause us to register our shares of common stock issuable upon exercise of our warrants on a resale registration statement on terms substantially identical to the terms and conditions of the Vishay Intertechnology agreement. These include but are not limited to the indemnification, piggyback registration and holdback provisions of that agreement. Also, upon the written request of one or more holders of our warrants requesting that Vishay Intertechnology effect the disposition of the shares of common stock issuable upon exercise on a resale registration statement by means of an underwritten offering, Vishay Intertechnology is required to cause us to cooperate with the warrant holders to facilitate the underwritten offering. We will not be obligated to effect more than two underwritten offerings for all holders of warrants in the aggregate or more than one underwritten offering for the holders of warrants in any 12-month period, or effect an underwritten offering unless the offering will result in gross proceeds of not less than $30,000,000, before deducting underwriting commissions. Under the terms of the master separation agreement, we have agreed with Vishay Intertechnology that we will comply with these provisions.

Certain Provision of our Certificate of Incorporation and Bylaws

Certain provisions in our proposed amended and restated certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the continuity and stability of the board of directors and its policies.

Board of Directors

Our certificate of incorporation will provide that our board of directors will have exclusive authority to establish the size of the board. This authority may serve to generally delay, deter or impede changes in control of our board of directors.

Class B Common Stock

Our Class B common stock will have 10 votes per share. As a result, we anticipate that following the separation, Dr. Felix Zandman will have voting power over 99.4% of our shares of Class B common stock, giving him the power to cast approximately 45% of the outstanding voting power of our company following the separation. For so long as Dr. Zandman or his successors retain voting power at this level, it is unlikely that a takeover of our company to which Dr. Zandman or those successors are opposed could be successfully implemented.

Special Stockholder Meetings

Under our proposed bylaws, only our board of directors or the chairman of our board of directors will be able to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nomination and Proposals

Under our proposed bylaws, stockholders of record will be able to nominate persons for election to our board of directors or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, in the case of annual meetings, no earlier than 90 days and no later than 60 days prior to the first anniversary of the prior year’s annual meeting, and must include, among other information, the name and address of the stockholder giving the notice; a representation that such stockholder is a holder of record of our common stock or Class B common stock as of the date of the notice, as well as written representations from each proposed nominee concerning the absence of any undisclosed voting commitments or compensatory arrangements, and certain other matters; if applicable, certain information relating to each person whom such stockholder proposes to nominate for election as a director; and if applicable, a brief description of any other business and the text of any proposal such stockholder proposes to bring before the meeting and the reason for bringing such proposal.

Delaware Law

Section 203 of the Delaware General Corporation Law (“DGCL”) provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders holding two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Our board of directors will approve the spin-off for purposes of Section 203, such that any person who acquires 15% or more voting power of our company’s stock by virtue of the spin-off will not attain the status of an “interested stockholder” as a result thereof. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. We do not intend to make that election.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our certificate of incorporation provides that every person who is or was a director, officer, employee or agent of the corporation shall be indemnified by the corporation against all judgments, payments in settlement, fines, penalties, and other reasonable costs and expenses resulting from any action, proceeding, investigation or claim which is brought or threatened by or in the right of our company or by anyone else by reason of such person being or having been a director, officer, employee or agent of us or any act or omission of such person in such capacity. Such indemnification shall be available either if such person is wholly successful in defending such action or if, in the judgment of a court or the board of directors or in the opinion of independent legal counsel, such person acted in good faith in what he reasonably believed to be in the best interests of the corporation and was not adjudged liable to the corporation, and, in any criminal action, had no reasonable cause to believe that his action was unlawful. In the case of a derivative action, such indemnification shall not be made other than in respect of a court-approved settlement or if, in the opinion of independent counsel, the person satisfied the standard of conduct specified in the prior sentence, the action was without substantial merit, the settlement was in the best interests of our company and the payment is permissible under applicable law. Directors may authorize the advancement of reasonable costs and expenses in connection with any such action to the extent permitted under Delaware law.

Our certificate of incorporation further provides that no director shall have any personal liability to us or to our stockholders for any monetary damages for breach of fiduciary duty, to the extent permitted under the Delaware General Corporation Law.

We expect to maintain between $20 million and $30 million of insurance to reimburse our directors and officers and the directors and officers of our subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of our company or any of its subsidiaries. Such insurance specifically excludes any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by us pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

Other Matters

We intend to furnish to our stockholders annual reports containing financial statements audited by an independent registered public accounting firm. Ernst & Young LLP has been selected as our independent registered public accounting firm for the year ending December 31, 2010.

We expect that our common stock will be listed on the New York Stock Exchange under the symbol “VPG.”

American Stock Transfer & Trust Company will be the transfer agent and registrar of our common stock and Class B common stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Exchangeable Notes

In connection with the same acquisition in which Vishay Intertechnology issued its warrants, on December 13, 2002, Vishay Intertechnology issued $105,000,000 in nominal (or principal) amount of its floating rate unsecured exchangeable notes due 2102. The notes are governed by a note instrument, made by Vishay Intertechnology on December 13, 2002, and a put and call agreement, dated as of December 13, 2002. The notes may be put to Vishay Intertechnology in exchange for shares of its common stock and, under certain circumstances, may be called by Vishay Intertechnology for similar consideration. The put/call rate is currently $17.00 of nominal amount of the notes per share of Vishay Intertechnology common stock.

Under the terms of the put and call agreement, by reason of the spin-off, Vishay Intertechnology is required to take action, and cause us to take action, so that the existing notes are deemed exchanged as of the date of the spin-off, for a combination of new notes of Vishay Intertechnology and notes issued by us. Under the terms of the master separation agreement, we have agreed with Vishay Intertechnology that we will comply with these provisions. The terms of the new Vishay Intertechnology notes and our notes will be identical to the terms of the existing notes, except for adjustments to the put/call rate, the nominal amounts of the notes and certain other stock price-dependent parameters described below.

As provided in the put and call agreement, the put/call rate of the notes that we will issue, and the put/call rate of the new Vishay Intertechnology notes, will be determined in accordance with the following formulas, respectively:

Rs	=	Ro x Ps / (Pp + (r x Ps ))
Rn	=	Ro x Pp / (Pp + (r x Ps ))

where:

Rs	is the put/call rate of the notes that we will issue;

Rn	is the put/call rate of the new Vishay Intertechnology notes;

Ro	is the put/call rate of the existing Vishay Intertechnology notes immediately prior to adjustment for the spin-off;

Pp	is the average of the daily market prices of Vishay Intertechnology common stock for the ten consecutive trading days following the date on which the spin-off is consummated;

r	is the number of our shares of common stock distributed pursuant to the spin-off in respect of each share of Vishay Intertechnology common stock; and

Ps	is the fair market value per share of our shares of common stock.

Fair market value of the shares of our common stock and daily market price are defined as described above under “Capital Stock—Warrants.”

The nominal amount of each note that we issue, and the nominal amount of each new note that Vishay Intertechnology will issue, will be determined in accordance with the following formulas, respectively:

As	=	Ao x (Ps x r) / (Pp + (Ps x r))
An	=	Ao x Pp / (Pp + (r x Ps ))

where:

As	is the nominal amount of the note that we issue in exchange for a Vishay Intertechnology note;

An	is the nominal amount of the new Vishay Intertechnology note issued in exchange for a Note;

Ao	is the nominal amount of the existing Vishay Intertechnology note,

and the other symbols in this formula have the meanings specified with respect to the first formula in this section.

These adjustments will become effective immediately after their determination, retroactive to the date of the spin-off. Vishay Intertechnology will be obligated to give written notice of the spin-off to the holder of the existing notes at least ten days before the record date for the spin-off.

We intend to issue the notes as soon as practicable following the distribution date, after the terms of the notes that we will issue are determined. We will also execute a note instrument and enter into a put and call agreement with American Stock Transfer and Trust Company, as put/call agent, in substantially the same form as the corresponding Vishay Intertechnology documents, which were filed by Vishay Intertechnology as an exhibit to its Form 8-K dated December 23, 2002. The note instrument and the put and call agreement will be the documents that will govern the notes that we issue. They will be filed upon their execution, as soon as practicable following the separation. The following summary description of the notes sets forth some general terms and provisions of the notes, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the note instrument and the put and call agreement.

Interest

The notes will bear interest at LIBOR. Interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each calendar year. Interest on any overdue amounts under the notes will be payable at the rate of 1% per annum over the otherwise applicable rate. If at any time ending on December 31, 2010, our common stock has a market value equal to or more than the target price per share (referred to in the put and call agreement as the interest rate hurdle) for 30 or more consecutive trading days, then the rate of interest on the notes for all interest periods commencing on or after January 1, 2011 will be 50% of LIBOR.

The interest rate hurdle of the notes we will issue, and the interest rate hurdle of the new notes that Vishay Intertechnology will issue, will be determined in accordance with the following formulas, respectively:

Is	=	Io x Ps / (Pp + (r x Ps ))
In	=	Io x Pp / (Pp + (r x Ps ))

where:

Is	is the interest rate hurdle for our notes;

In	is the adjusted interest rate hurdle for the new Vishay Intertechnology notes;

Io	is the interest rate hurdle of the existing Vishay Intertechnology notes immediately prior to spin-off, with the current interest rate hurdle being $45.00,

and the other symbols in this formula have the meanings specified with respect to the first formula in this section.

Market value has the same meaning as daily market price, which is defined under “Capital Stock—Warrants.”

Transfer

Other than in the case of transfers to affiliates, the notes will only be transferable in a minimum nominal amount equal to the lesser of (i) $2,000,000 and (ii) the total nominal amount of all notes held by a transferor and its affiliates. Transfer of the notes must be pursuant to an available exemption from registration under the Securities Act.

Exchange (Put and Call)

Put. At any time until the maturity date of the notes, a holder of the notes will be able to exercise the right to require us to exchange the notes for shares of our common stock. This is referred to as the “put” right. The put may be exercised with respect to the aggregate nominal amount of all notes held by the holder or a portion of the nominal amount in integral multiples of $2,000,000. The number of shares of our common stock issuable upon exercise of the put will equal (x) the nominal amount of the notes for which the put is being exercised, divided by (y) the then-applicable put/call rate. To exercise the put with respect to a note, the holder will be required to surrender to the put/call agent the certificate or certificates representing the notes to be exchanged together with a complete put exercise notice; deliver a form of transfer in specified form, executed by the holder with the name of the transferee left blank; and pay any transfer or similar tax required to be paid by the holder.

We will not issue a fractional share of common stock upon exchange of a note. Instead, we will deliver cash for the fractional share equal to an amount determined by multiplying (i) such fractional share by (ii) the closing sale price of our common stock on the principal exchange or quotation system on which the common stock is then traded (or if there is no sale of the common stock reported on such trading day, the average of the low ask and high bid prices for the common stock on such trading day on the last trading day prior to the date the put is exercised and rounding the product to the nearest whole cent.

Call. At any time beginning on January 2, 2018 and ending 30 days before the maturity date of the notes, we at our option will have the right to call all of the notes in exchange for the issuance of shares of our common stock or cash. This is referred to as the “call” right.

Upon exercise of the call, if our common stock has had a daily market price at or above the call target price then in effect for 20 or more out of 30 consecutive trading days at any time after the date the notes are issued, we will issue to the holders of the notes that number of shares of common stock equal to (x) the nominal amount of the notes exchanged divided by (y) the put/call rate then in effect and pay to the holders an amount in cash equal to accrued but unpaid interest on the notes. If the common stock has not had a daily market price at or above the call target price for 20 or more out of 30 consecutive trading days at any time after the date the notes are issued, at our election, we will either (I) issue to the holders of the notes a number of shares of our common stock equal to (x) the nominal amount of the notes exchanged divided by (y) the average of the daily market prices for the ten trading days ending two trading days prior to the date that notice of the call is first sent to the holders, and pay to the holders an amount in cash equal to accrued but unpaid interest on the notes; or (II) pay to the holders $1.00 for each $1.00 nominal amount of notes subject to the call, plus cash equal to any accrued but unpaid interest to the date of the call.

The call target price of the notes we will issue, and the call target price of the new notes that Vishay Intertechnology will issue, will be determined in accordance with the following formulas, respectively:

Ts	=	To x Ps / (Pp + (r x Ps ))
Tn	=	To x Pp / (Pp + (r x Ps ))

where:

Ts	is the call target price for our notes;

Tn	is the adjusted call target price for the new Vishay Intertechnology notes;

To	is the target price of the existing Vishay Intertechnology notes immediately prior to spin-off, with the current target price being $35.00,

and the other symbols in this formula have the meanings specified with respect to the first formula in this section.

Daily market price has the meaning set forth under “Capital Stock—Warrants.”

We will not issue a fractional share of common stock upon exchange of a note, and instead will pay a cash amount determined as described above under the provisions governing the put right.

At least 30 days but not more than 60 days before the date of a call, we will be required to send a notice of redemption to the holders of the notes.

Adjustments

The put/call rate, the interest rate hurdle and the call target price will be subject to adjustment in the manner provided in the put and call agreement in the following circumstances:
  if we declare a stock dividend, stock split, reverse stock split or if there is a reclassification or reorganization of our common stock or if we make distributions on our common stock payable in common stock; or

  if we issue any evidence of indebtedness, shares of stock or any other securities to all holders of our common stock by reclassification of our common stock; distribute any rights, options or warrants to purchase or subscribe for any evidence of indebtedness, shares of stock or any other securities to all holders of our common stock; distribute cash (other than regular quarterly or semi-annual cash dividends) or other property to all holders of our common stock; or issue by means of a capital reorganization other securities of ours in lieu of or in addition to common stock; or

  if we distribute any rights, options or warrants to holders of our common stock at a price per share less than 90% of the daily market price of our common stock on the record date for the distribution; provided that if the exercise period is for a period of more than 60 days after the record date we will distribute the same rights, options or warrants to the holders of notes on the record date as if the holders had exchanged their notes immediately prior to the record date; or

  if any person or entity acquires us in a transaction in which we are merged with or into or consolidated with another person or entity, or if we sell or convey all or substantially all of our assets to another person or entity, in which case the acquirer will be required to provide a full and unconditional guarantee of the notes, and the notes will become exercisable for shares of the acquirer, on adjusted terms in accordance with the put and call agreement; provided that if the acquirer does not have common equity securities registered under the Securities Exchange Act or for whatever reason the acquirer cannot comply with the forgoing provisions or the acquirer otherwise so chooses, the notes will be called in accordance with the call provisions described above immediately prior to the transaction; or

  if we make a distribution to all holders of our common stock consisting of the capital stock of one of our subsidiaries or other business units, similar to the spin-off.
If we liquidate, dissolve or wind up our affairs, other than in connection with a consolidation, merger or sale or conveyance of all or substantially all of our assets or a spin-off transaction, then the right to exchange the notes will expire at the close of business on the last full business day before the earliest record date fixed for the payment of any distributable amount on our common stock.

Registration rights

Under the terms of the securities investment and registration rights agreement, Vishay Intertechnology has agreed to take such action as is reasonably necessary to cause us to register our shares of common stock issuable upon exchange of the notes on a resale registration statement on terms substantially identical to the terms and conditions of the aforementioned agreement. The terms of registration are the same as for the shares issuable upon exercise of the warrants, as described above. We will not be obligated to effect more than two underwritten offerings for all holders of notes in the aggregate or more than one underwritten offering for the holders of notes in any 12 month period, or effect an underwritten offering unless the offering will result in gross proceeds of not less than $30,000,000, before deducting underwriting commissions. Under the terms of the master separation agreement, we have agreed with Vishay Intertechnology that we will comply with these provisions.

Other Indebtedness

Our Japanese subsidiary will continue to have debt of approximately $1.6 million outstanding.

We expect to enter into a revolving credit facility in the approximate amount of $40 million with a consortium of banks to provide us with flexibility and additional liquidity, shortly after the separation. We anticipate that the credit facility will include customary covenants, including restrictions on our ability to pay dividends or make other distributions on our common stock and Class B common stock.

We historically have had significant amounts payable to Vishay Intertechnology affiliates. The remaining balance of $33.4 million will be repaid at or prior to the spin-off. However, if our net cash position is less than $58.5 million as of the spin-off date, Vishay Intertechnology will make a capital contribution to us pursuant to the master separation agreement, up to a cap of $58.5 million. For more information concerning this capital contribution provision, see note (g) to our unaudited pro forma financial statements on page 54.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement or the registration statement of which it forms a part.

As a result of the distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

In addition, our website can be found on the Internet at www.vishaypg.com. The website contains information about us and our operations. Copies of each of our filings with the SEC can be viewed and downloaded free of charge from our website as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC. To view the reports, access vishaypg.com and click on “SEC Filings.”

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Audited combined and consolidated financial statements
as of and for the years ended December 31, 2009, 2008, and 2007

Report of Independent Registered Public Accounting Firm	F-3
Combined and Consolidated Balance Sheets	F-4
Combined and Consolidated Statements of Operations	F-5
Combined and Consolidated Statements of Cash Flows	F-6
Combined and Consolidated Statements of Equity	F-7
Notes to Combined and Consolidated Financial Statements	F-8

Unaudited interim combined and consolidated financial statements as of April 3, 2010 and for the fiscal quarters ended April 3, 2010 and March 28, 2009

Combined and Consolidated Balance Sheets	F-51
Combined and Consolidated Statements of Operations	F-52
Combined and Consolidated Statements of Cash Flows	F-53
Combined and Consolidated Statement of Equity	F-54
Notes to Combined and Consolidated Financial Statements	F-55

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Vishay Intertechnology, Inc.

We have audited the accompanying combined and consolidated balance sheets of Vishay Precision Group, Inc. (the “Business”) as of December 31, 2009 and 2008, and the related combined and consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Business’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Business’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Business’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined and consolidated financial position of Vishay Precision Group, Inc. at December 31, 2009 and 2008, and the combined and consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 26, 2010

VISHAY PRECISION GROUP, INC.
Combined and Consolidated Balance Sheets
(In thousands)

	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$63,192	$70,381
Accounts receivable, net	23,345	32,124
Net inventories	43,802	57,992
Deferred income taxes	4,960	5,872
Prepaid expenses and other current assets	4,522	7,018
Total current assets	139,821	173,387

Property and equipment, net	44,599	50,703
Intangible assets, net	17,217	20,163
Other assets	8,142	10,610
Total assets	$209,779	$254,863

Liabilities and equity
Current liabilities:
Notes payable to banks	$9	$550
Trade accounts payable	5,805	8,552
Net payable to affiliates	18,495	-
Payroll and related expenses	6,619	9,996
Other accrued expenses	4,573	6,920
Income taxes	1,647	1,462
Current portion of long-term debt	184	544
Total current liabilities	37,332	28,024

Long-term debt, less current portion	1,551	1,761
Deferred income taxes	5,993	9,389
Net payable to affiliates	-	47,436
Other liabilities	6,141	8,065
Accrued pension and other postretirement costs	10,549	9,908
Total liabilities	61,566	104,583

Commitments and contingencies

Equity:
Parent net investment	157,258	163,354
Accumulated other comprehensive income (loss)	(9,168)	(13,196)
Total Parent equity	148,090	150,158
Noncontrolling interests	123	122
Total equity	148,213	150,280
Total liabilities and equity	$209,779	$254,863

See accompanying notes.

VISHAY PRECISION GROUP, INC.
Combined and Consolidated Statements of Operations
(In thousands)

	Years ended December 31,
	2009	2008	2007
Net revenues	$171,991	$241,700	$239,036
Costs of products sold	119,286	161,804	154,525
Gross profit	52,705	79,896	84,511

Selling, general, and administrative expenses	43,356	51,714	48,017
Restructuring and severance costs	2,048	6,349	356
Impairment of goodwill	-	93,465	-
Operating income (loss)	7,301	(71,632)	36,138

Other income (expense):
Interest expense	(1,237)	(1,574)	(2,294)
Other	714	4,780	2,788
Other income (expense) - net	(523)	3,206	494

Income (loss) before taxes	6,778	(68,426)	36,632

Income tax expense	5,057	5,689	8,829

Net earnings (loss)	1,721	(74,115)	27,803
Less: net earnings attributable to
noncontrolling interests	17	15	111
Net earnings (loss) attributable to Parent	$1,704	$(74,130)	$27,692

See accompanying notes.

VISHAY PRECISION GROUP, INC.
Combined and Consolidated Statements of Cash Flows
(In thousands)

	Years ended December 31,
	2009	2008	2007
Operating activities
Net earnings (loss)	$1,721	$(74,115)	$27,803
Adjustments to reconcile net earnings (loss) to
net cash provided by operating activities:
Impairment of goodwill	-	93,465	-
Depreciation and amortization	11,465	10,851	9,797
(Gain) loss on disposal of property and equipment	34	(1,189)	(1,155)
Inventory write-offs for obsolescence	3,114	1,555	1,881
Deferred income taxes	139	(3,162)	780
Other	(2,177)	1,594	(1,724)
Net changes in operating assets and liabilities,
net of effects of businesses acquired:
Accounts receivable	9,407	5,384	(2,354)
Inventories	11,694	(6,286)	(331)
Prepaid expenses and other current assets	2,562	(2,328)	(1,430)
Accounts payable	(2,821)	(1,217)	(2,175)
Other current liabilities	(5,902)	(2,091)	973
Net cash provided by operating activities	29,236	22,461	32,065

Investing activities
Capital expenditures	(2,181)	(7,391)	(8,329)
Proceeds from sale of property and equipment	812	1,554	1,531
Purchase of businesses, net of cash acquired	-	(24,272)	(46,809)
Proceeds from sale of business	-	-	16,097
Other investing activities	1,438	450	500
Net cash provided by (used in) investing activities	69	(29,659)	(37,010)

Financing activities
Principal payments on long-term debt and capital leases	(569)	(1,129)	(2,327)
Net changes in short-term borrowings	(541)	(22)	(3,043)
Distributions to non-controlling interests	(16)	(64)	(4)
Transactions with Vishay Intertechnology	(36,876)	12,600	(11,767)
Contributions from Vishay Intertechnology for acquisitions	-	14,653	47,218
Net cash (used in) provided by financing activities	(38,002)	26,038	30,077
Effect of exchange rate changes on cash and cash equivalents	1,508	(5,262)	1,533
Increase (decrease) in cash and cash equivalents	(7,189)	13,578	26,665

Cash and cash equivalents at beginning of year	70,381	56,803	30,138
Cash and cash equivalents at end of year	$63,192	$70,381	$56,803

See accompanying notes.

VISHAY PRECISION GROUP, INC.
Combined and Consolidated Statements of Equity
(In thousands)

		Accumulated
	Parent	Other	Total
	Net	Comprehensive	Parent	Noncontrolling	Total
	Investment	Income (Loss)	Equity	Interests	Equity
Balance at January 1, 2007	$155,598	$(1,482)	$154,116	$64	$154,180
Net earnings (loss)	27,692	-	27,692	111	27,803
Foreign currency translation adjustment	-	2,201	2,201	-	2,201
Pension and other
postretirement actuarial items	-	634	634	-	634
Comprehensive income (loss)			30,527	111	30,638
Contribution of PM Group	47,218	-	47,218	-	47,218
Other transactions with Vishay - net	(2,586)	-	(2,586)	-	(2,586)
Stock compensation expense	145	-	145	-	145
Distributions to noncontrolling interests	-	-	-	(4)	(4)
Balance at December 31, 2007	$228,067	$1,353	$229,420	$171	$229,591
Net earnings (loss)	(74,130)	-	(74,130)	15	(74,115)
Foreign currency translation adjustment	-	(14,568)	(14,568)	-	(14,568)
Pension and other
postretirement actuarial items	-	19	19	-	19
Comprehensive income (loss)			(88,679)	15	(88,664)
Contribution of Powertron GmbH	14,653	-	14,653	-	14,653
Other transactions with Vishay - net	(5,359)	-	(5,359)	-	(5,359)
Stock compensation expense	123	-	123	-	123
Distributions to noncontrolling interests	-	-	-	(64)	(64)
Balance at December 31, 2008	$163,354	$(13,196)	$150,158	$122	$150,280
Net earnings (loss)	1,704	-	1,704	17	1,721
Foreign currency translation adjustment	-	4,523	4,523	-	4,523
Pension and other
postretirement actuarial items	-	(495)	(495)	-	(495)
Comprehensive income (loss)			5,732	17	5,749
Other transactions with Vishay - net	(7,935)	-	(7,935)	-	(7,935)
Stock compensation expense	135	-	135	-	135
Distributions to noncontrolling interests	-	-	-	(16)	(16)
Balance at December 31, 2009	$157,258	$(9,168)	$148,090	$123	$148,213

See accompanying notes.

Vishay Precision Group, Inc.
Notes to Combined and Consolidated Financial Statements

Note 1 – Basis of Presentation

Background

On October 27, 2009, Vishay Intertechnology, Inc. (“Vishay Intertechnology”) announced that it intends to spin off its precision measurement and foil resistor businesses into an independent, publicly traded company to be named Vishay Precision Group, Inc. (the “Business”). The spin-off is expected to take the form of a tax-free stock dividend to Vishay Intertechnology’s stockholders.

The Business is an international designer, manufacturer and marketer of Foil Technology Products (strain gages, ultra-precision foil resistors, current sensors) and Weighing Modules and Control Systems (load cells/transducers, instruments, weighing modules, and control systems) for a wide variety of applications.

Basis of Presentation

The Business is currently part of Vishay Intertechnology and its assets and liabilities consist of those that Vishay Intertechnology attributes to its precision measurement and foil resistor businesses.

The Business is conducted by various direct and indirect subsidiaries of Vishay Intertechnology. In this context, no direct ownership relationship existed among the various units comprising the Business. The accompanying combined and consolidated financial statements have been derived from Vishay Intertechnology’s historical accounting records and are presented on a carve-out basis.

Before effecting the spin-off, all assets and liabilities associated with the Business will be contributed to Vishay Precision Group, Inc.

The combined and consolidated statement of operations includes all revenues and expenses directly attributable to the Business, including costs for facilities, functions, and services used by the Business at shared sites and costs for certain functions and services performed by centralized Vishay Intertechnology organizations outside of the defined scope of the Business and directly charged to the Business based on usage. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of the Business by centralized staff groups within Vishay Intertechnology, (ii) Vishay Intertechnology general corporate expenses, (iii) pension and other postemployment benefit costs, (iv) interest expense, and (v) current and deferred income taxes. See Notes 3, 7, 8, 10, and 15 for a description of the allocation methodologies utilized.

All of the allocations and estimates in the accompanying combined and consolidated financial statements are based on assumptions that Vishay Intertechnology management believes are reasonable, and reasonably approximate the historical costs that the Business would have incurred as a separate entity for the same level of service or support.  However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

Following the spin-off, the Business will incur incremental costs to both replace Vishay Intertechnology support and to allow the Business to function as an independent, publicly-traded company.

Actual costs that may have been incurred if the Business had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure.  Following the spin-off, the Business will perform these functions using its own resources or purchases these services.

Note 2 – Summary of Significant Accounting Policies

Principles of Combination and Consolidation

The combined and consolidated financial statements include the accounts of the individual entities which comprise the Business in which Vishay Intertechnology maintained a controlling financial interest. For those subsidiaries in which the Business’s ownership is less than 100 percent, the outside stockholders’ interests are shown as noncontrolling interests in the accompanying combined and consolidated balance sheets. Investments in affiliates over which the Business has significant influence but not a controlling interest are carried on the equity basis. Investments in affiliates over which the Business does not have significant influence are accounted for by the cost method.

Certain transactions have been accounted for as mergers of entities under common control and thus recorded in a manner similar to a pooling of interests. Accordingly, the accompanying combined and consolidated financial statements include the accounts of these entities for all relevant periods presented.

All transactions, accounts, and profits between individual members comprising the Business have been eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Revenue Recognition

The Business recognizes revenue on product sales during the period when the sales process is complete. This generally occurs when products are shipped to the customer in accordance with terms of an agreement of sale, title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. For a small percentage of sales where title and risk of loss passes at point of delivery, the Business recognizes revenue upon delivery to the customer, assuming all other criteria for revenue recognition are met.

Some of the Business’s larger systems products have post-shipment obligations, such as customer acceptance, training, or installation. In such circumstances, revenue is deferred until the obligation has been completed unless such obligation is deemed inconsequential and perfunctory.

Given the specialized nature of our products, the Business generally does not allow product returns except for quality issues.

Shipping and Handling Costs

Shipping and handling costs are included in costs of products sold.

Note 2 – Summary of Significant Accounting Policies (continued)

Research and Development Expenses

Research and development costs are expensed as incurred. The amount charged to expense for research and development aggregated $4,550,000, $4,848,000, and $4,502,000 for the years ended December 31, 2009, 2008, and 2007, respectively. The Business spends additional amounts for the development of machinery and equipment for new processes and for cost reduction measures.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Business’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances have been established for deferred tax assets which the Business believes do not meet the “more likely than not” criteria established by ASC Topic 740, Income Taxes. This criterion requires a level of judgment regarding future taxable income, which may be revised due to changes in market conditions, tax laws, or other factors. If the Business’s assumptions and estimates change in the future, valuation allowances established may be increased, resulting in increased tax expense. Conversely, if the Business is ultimately able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then the related portion of the valuation allowance can be released, resulting in decreased tax expense.

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits and highly liquid investments with maturities of three months or less when purchased. Highly liquid investments with maturities greater than three months are classified as short-term investments. There were no investments classified as short-term investments at December 31, 2009 or 2008.

The Business’s subsidiaries in Europe historically participated in a formal cash pooling agreement, with Vishay Europe GmbH, an affiliate company, acting as the cash pool leader, effectively serving as a bank for these subsidiaries. The individual entity has discretion over the use of its cash, and accordingly, the combined and consolidated financial statements classify the cash pool balances as “cash and cash equivalents.”

Allowance for Doubtful Accounts

The Business maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Business evaluates the past-due status of its trade receivables based on contractual terms of sale. If the financial condition of the Business’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts at December 31, 2009 and 2008 was $662,000 and $737,000, respectively. Bad debt expense (income realized upon subsequent collection) was $362,000, $(477,000), and $133,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Note 2 – Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions.

Property and Equipment

Property and equipment is carried at cost and is depreciated principally by the straight-line method based upon the estimated useful lives of the assets. Machinery and equipment are being depreciated over useful lives of seven to ten years. Buildings and building improvements are being depreciated over useful lives of twenty to forty years. Construction in progress is not depreciated until the assets are placed in service. Depreciation of capital lease assets is included in total depreciation expense. Depreciation expense was $8,446,000, $8,410,000, and $8,130,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Gains and losses on the disposal of assets which do not qualify for presentation as discontinued operations are included in the determination of operating margin (within selling, general, and administrative expenses).

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized but rather are tested for impairment at least annually. These tests are performed more frequently if there are triggering events.

Definite-lived intangible assets are amortized over their estimated useful lives. Patents and acquired technology are being amortized over useful lives of seven to twenty years. Customer relationships are being amortized over useful lives of five to fifteen years. Trade names are being amortized over useful lives of seven to ten years. Non-competition agreements are being amortized over periods of five to ten years. The Business continually evaluates the reasonableness of the useful lives of these assets.

ASC Topic 350, Intangibles - Goodwill and Other, prescribes a two-step method for determining goodwill impairment. In the first step, the Business determines the fair value of the reporting unit and compares that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis (an income approach) and a comparable companies market multiple approach.

If the net book value of the reporting unit were to exceed the fair value, the Business would then perform the second step of the impairment test, which requires allocation of the reporting unit’s fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of a reporting unit’s goodwill is less than its carrying amount.

For the purposes of the combined and consolidated financial statements presented on a stand-alone basis, the Business has evaluated its goodwill using its operating segments, namely, Foil Technology Products and Weighing Modules and Control Systems, as its reporting units.

As more fully described in Note 5, in light of a sustained decline in market capitalization for Vishay Intertechnology and its peer group companies, and other factors, Vishay Intertechnology determined that an impairment test was necessary as of the end of the second, third, and fourth fiscal quarters of 2008.

Note 2 – Summary of Significant Accounting Policies (continued)

Based on Vishay Intertechnology’s interim impairment tests performed as of the end of the second, third, and fourth quarters of 2008, the Business performed retrospective goodwill impairment tests for its reporting units as of the end of the second, third, and fourth quarters of 2008.

The Business’s required annual impairment test is completed as of the first day of the fourth fiscal quarter of each year. The interim impairment test performed as of September 27, 2008, the last day of the fiscal third quarter, was effectively the Business’s annual impairment test for 2008. There was no impairment identified through the annual impairment test completed in 2007.

Impairment of Long-Lived Assets

The carrying value of long-lived assets held-and-used, other than goodwill, is evaluated when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the total projected undiscounted cash flows from such asset group are separately identifiable and are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset group. Fair market value is determined primarily using present value techniques based on projected cash flows from the asset group. Losses on long-lived assets held-for-sale, other than goodwill and indefinite-lived intangible assets, are determined in a similar manner, except that fair market values are reduced for disposal costs.

Available-for-Sale Securities

Other assets include investments in marketable securities which are classified as available-for-sale. These assets are held in trust related to the Business’s nonqualified pension and deferred compensation plans. See Note 15. These assets are reported at fair value, based on quoted market prices as of the end of the reporting period. Unrealized gains and losses are reported, net of their related tax consequences, as a component of accumulated other comprehensive income in equity until sold. At the time of sale, any gains (losses) calculated by the specific identification method are recognized as a reduction (increase) to benefits expense, within selling, general, and administrative expenses.

Financial Instruments

The Business uses financial instruments in the normal course of its business, including from time to time, derivative financial instruments. At December 31, 2009 and 2008, there were no outstanding derivative instruments.

The Business reports derivative instruments on the combined and consolidated balance sheet at their fair values. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. For instruments designated as hedges, the effective portion of gains or losses is reported in other comprehensive income (loss) and the ineffective portion, if any, is reported in current period net earnings (loss). Changes in the fair values of derivative instruments that are not designated as hedges are recorded in current period net earnings (loss).

Note 2 – Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

The Business has significant operations outside of the United States. The Business finances its operations in Europe and certain locations in Asia in local currencies, and accordingly, these subsidiaries utilize the local currency as their functional currency. The Business’s operations in Israel and certain locations in Asia are largely financed in U.S. dollars, and accordingly, these subsidiaries utilize the U.S. dollar as their functional currency.

For those subsidiaries where the local currency is the functional currency, assets and liabilities in the combined and consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments do not impact the combined and consolidated statements of operations and are reported as a separate component of equity. Foreign currency transaction gains and losses are included in the results of operations.

For those foreign subsidiaries where the U.S. dollar is the functional currency, all foreign currency financial statement amounts are remeasured into U.S. dollars. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in the combined and consolidated statements of operations.

Stock-Based Compensation

Compensation costs related to share-based payments are recognized in the combined and consolidated financial statements. The amount of compensation cost is measured based on the grant-date fair value of the equity (or liability) instruments issued. Compensation cost is recognized over the period that an officer, employee, or non-employee director provides service in exchange for the award. For options and restricted stock units subject to graded vesting, the Business recognizes expense over the service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. The costs for a specific environmental remediation site are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments for that site are fixed or reliably determinable based upon information derived from the remediation plan for that site. Accrued liabilities for environmental matters recorded at December 31, 2009 and 2008 do not include claims against third parties.

Note 2 – Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-01, Generally Accepted Accounting Principles (ASC Topic 105), which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative GAAP. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it changes the way GAAP is organized and presented. The Codification’s principal impact on the Business’s financial statements is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (ASC Topic 820). This statement defines fair value, provides guidance for measuring fair value, and requires additional disclosures. This statement does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. The statement was to be effective for the Business as of January 1, 2008. In February 2008, the FASB issued FSP SFAS 157-2 (ASC Topic 820-10-65), which provided a one-year delayed application of SFAS No. 157 (ASC Topic 820) for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Accordingly, the Business only partially applied SFAS No. 157 (ASC Topic 820) as of January 1, 2008. The partial application of this guidance did not have a material effect on the Business’s financial position, results of operations, or liquidity, and the adoption, on January 1, 2009, of the remaining aspects which were deferred by FSP SFAS 157-2 (ASC Topic 820-10-65) did not have a material effect on the Business’s financial position, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 141-R, Business Combinations (ASC Topic 805). While retaining the fundamental requirements of the previous GAAP, this new statement makes various modifications to the accounting for contingent consideration, preacquisition contingencies, purchased in-process research and development, acquisition-related transaction costs, acquisition-related restructuring costs, and changes in tax valuation allowances and tax uncertainty accruals. The Business adopted this guidance effective January 1, 2009. Earlier adoption was prohibited.

Note 2 – Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (ASC Topic 810). SFAS No. 160 (ASC Topic 810) amends GAAP to establish accounting and reporting guidance for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The Business adopted this guidance effective January 1, 2009. The presentation and disclosure requirements of SFAS No. 160 (ASC Topic 810) have been applied retrospectively to all periods presented.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (ASC Topic 815). This statement requires enhanced disclosures about an entity’s derivative and hedging activities, and therefore improves the transparency of financial reporting. The Business adopted this guidance effective January 1, 2009. The adoption of this guidance did not have a material effect on the Business’s financial statements.

In April 2008, the FASB staff issued FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets (ASC Topic 350-30-65). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 (ASC Topic 350), and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141-R (ASC Topic 805) when the underlying arrangement includes renewal or extension of terms that would require substantial costs or require a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted by SFAS No. 142’s (ASC Topic 350) entity-specific factors. The Business adopted this guidance effective January 1, 2009. The adoption of this guidance did not have a material effect on the Business’s financial statements.

In December 2008, the FASB staff issued FSP SFAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (ASC Topic 715-20-65-2). This guidance requires enhanced disclosures about plan assets of a defined benefit pension or other postretirement plan. The Business has provided these disclosures in Note 15. The adoption of this guidance did not have a material effect on the Business’s financial position, results of operations, or liquidity.

In April 2009, the FASB staff issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC Topic 820-10-65). This guidance clarifies the methodology to be used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. This guidance also reaffirms the objective of fair value measurement, as stated in SFAS No. 157 (ASC Topic 820), which is to reflect how much an asset would be sold for in an orderly transaction. It also reaffirms the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive. The adoption of this guidance did not have a material effect on the Business’s financial statements.

Note 3 – Related Party Transactions

Throughout the period covered by the combined and consolidated financial statements, the Business had significant agreements, transactions, and relationships with Vishay Intertechnology operations outside the defined scope of the Business. While these transactions are not necessarily indicative of the terms the Business would have achieved had the Business been a separate entity, management believes they are reasonable.

Historically, the Business has used the corporate services of Vishay Intertechnology for a variety of functions including treasury, tax, legal, internal audit, human resources, and risk management. After the spin-off, the Business will be an independent, publicly traded company. The Business expects to incur additional costs associated with being an independent, publicly traded company. These additional anticipated costs are not reflected in its historical combined and consolidated financial statements.

Sales Organizations

A portion of the Business’s Foil Technology products are sold by the Vishay Intertechnology worldwide sales organization, which operates as regionally-based legal entities. The third-party sale of these products is presented in the combined and consolidated financial statements as if it were made by the Business, although legal entities outside of the defined scope of the Business actually made these sales. Third-party sales made through the Vishay Intertechnology worldwide sales organization totaled $13,006,000, $16,909,000, and $15,319,000 during the years ended December 31, 2009, 2008, and 2007, respectively.

The selling entities receive selling commissions on these sales. Commission rates are set at the beginning of each year based on budgeted selling expenses expected to be incurred by the Vishay Intertechnology sales organization. Commission expense charged to the Business by the Vishay Intertechnology worldwide sales organization was $704,000, $654,000, and $529,000 during the years ended December 31, 2009, 2008, and 2007.

The net cash generated by these transactions is retained by the Vishay Intertechnology selling entity, and is presented in the combined and consolidated balance sheet as a reduction in parent net investment, and is presented in the combined and consolidated statements of cash flows as a financing activity in the caption “Transactions with Vishay Intertechnology.”

These sales activities will be transitioned to the Business’s dedicated sales forces shortly after the spin-off.

Shared Facilities

The Business and operations of Vishay Intertechnology outside the defined scope of the Business share certain manufacturing and administrative sites. Costs are allocated based on relative usage of the respective facilities.

Following the spin-off, the Business and Vishay Intertechnology will continue to share certain manufacturing locations. The Business will own one location in Israel and one location in Japan, and will lease space to Vishay Intertechnology. Vishay Intertechnology will own one location in Israel and one location in the United States and lease space to the Business.

Note 3 – Related Party Transactions

Administrative Service Sharing Agreements

The combined and consolidated financial statements include transactions with other Vishay Intertechnology operations involving administrative services (including expenses primarily related to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support) that were provided to the Business by Vishay Intertechnology operations outside the defined scope of the Business. Amounts charged to the Business for these services during the years ended December 31, 2009, 2008, and 2007 were $2,483,000, $1,859,000, and $1,451,000, respectively.

The Business will be required to assume the responsibility for these functions, either internally or from third-party vendors, following the spin-off. Under the terms of a transition services agreement that the Business expects to enter into with Vishay Intertechnology prior to the consummation of the spin-off, Vishay Intertechnology will provide to the Business, for a fee, specified support services for a period of 18 months after the spin-off.

Allocated Corporate Overhead Costs

The costs of certain services that are provided by the Vishay Intertechnology corporate office to the Business have been reflected in the combined and consolidated financial statements, including charges for services such as accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and risk management on a global basis. These allocated costs are included in selling, general, and administrative expenses in the accompanying combined and consolidated statements of operations, and are presented in the combined and consolidated balance sheet as a reduction in parent net investment.

The total amount of allocated costs was $1,813,000, $2,771,000, and $2,449,000 for the years ended December 31, 2009, 2008, and 2007, respectively. These costs were allocated on the ratio of Business revenues to total revenues and represent management’s reasonable allocation of the costs incurred. However, these amounts are not representative of the costs necessary for the Business to operate as an independent, publicly traded company.

Note 3 – Related Party Transactions

Centralized Cash Management

Vishay Intertechnology uses a centralized approach to cash management in the United States and Europe.

In the United States, cash deposits from the Business historically were transferred to Vishay Intertechnology on a regular basis and were netted against intercompany payables, or occasionally remitted to the parent as a dividend. See “Net Payable to Affiliates” in Note 8.

The Business’s subsidiaries in Europe historically participated in a formal cash pooling agreement, with Vishay Europe GmbH, an affiliate company, acting as the cash pool leader, effectively serving as a bank for these subsidiaries. Each day, the individual participant entity can either deposit funds into the cash pool account from the collection of receivables or withdraw funds from the account to fund working capital or other cash needs of the participant entity. At the end of the day, the cash pool leader sweeps all cash balances into the cash pool leader’s account, or funds any overdrawn accounts so that each cash pool participant account has a zero balance at the end of the day. The individual entity has discretion over the use of its cash, and accordingly, the combined and consolidated financial statements classify the cash pool balances as “cash and cash equivalents.” The Business’s subsidiaries have withdrawn from the European cash pool as of December 31, 2009. At December 31, 2008, the Business had $26,403,000 of cash deposited with the European cash pool.

Vishay Europe GmbH, as cash pool leader, pays interest on these funds based on the prevailing interest rates at third-party lending institutions in Europe. The combined and consolidated financial statements reflect cash pool interest income of $302,000, $935,000, and $497,000 for the year ended December 31, 2009, 2008, and 2007, respectively.

Net Payable to Affiliates

See Note 8.

Note 4 - Acquisition Activities

Since 2002, the Business has implemented a strategy of vertical product integration, by growing its weighing systems business and by promoting its sophisticated electronic weighing modules and other products that integrate the precision measurement components designed and produced by the Business.

In pricing an acquisition, the Business focuses primarily on the target’s revenues and customer base, the strategic fit of the target’s product line with the Business’s existing product offerings (particularly how the target’s products fit into the Business’s vertical product integration strategy), opportunities for cost-cutting and integration with the Business’s existing operations and production, and other post-acquisition synergies, rather than on the target’s assets, such as its property, equipment, and inventory. As a result, the fair value of the acquired assets may correspond to a relatively smaller portion of the acquisition price, with the Business recording a substantial amount of goodwill related to the acquisition (see Note 5).

Year ended December 31, 2008

The Business made two acquisitions during the year ended December 31, 2008.

Acquisition of Partner’s Interest in India Joint Venture

On June 30, 2008, in the Business’s fiscal third quarter, the Business acquired its partner’s interest in a joint venture in India. Vishay Intertechnology previously owned 49% of this entity, which is engaged in the manufacture and distribution of transducers. The entity has been renamed Vishay Transducers India, Ltd.

As a non-controlled investment, Vishay Transducers India, Ltd. had been accounted for using the equity basis. Effective June 30, 2008, the Business began reporting this entity as a consolidated subsidiary, included in the Weighing Modules and Control Systems segment. The Business recognized revenues of $340,000 and $760,000 during the period ended June 30, 2008 and the year ended December 31, 2007, respectively, on sales to this affiliate prior to acquiring control of this entity. The Business made purchases of $1,500,000 and $3,150,000 during the period ended June 30, 2008 and the year ended December 31, 2007, respectively, from this affiliate prior to acquiring control of this entity.

The acquisition has been accounted for as a step-acquisition in accordance with then-applicable U.S. generally accepted accounting principles. Accordingly, the cost to acquire the partner’s 51% interest has been allocated on a pro rata basis to assets acquired and liabilities assumed based on their fair values, with the excess being allocated to goodwill, as follows (in thousands):

Working capital	$219
Property and equipment	495
Trade names	125
Completed technology	58
Non-competition agreements	5,000
Customer relationships	317
Other assets (liabilities), net	(1,850)
Pro rata share of identifiable assets	$4,364

Purchase price including direct costs of acquisition
and net of cash acquired	$9,598
Goodwill	$5,234

The intangible assets associated with this transaction are being amortized over weighted-average useful lives of 10 years.

Note 4 – Acquisition and Divestiture Activities (continued)

The goodwill associated with this transaction is not deductible for income tax purposes. The goodwill associated with this transaction was subsequently written off as part of the goodwill impairment charges recorded in 2008 (see Note 5).

Acquisition of Powertron GmbH

On July 23, 2008, the Business acquired Powertron GmbH, a manufacturer of specialty precision resistors. For financial reporting purposes, the results of operations for Powertron have been included in the Foil Technology Products segment from July 23, 2008.

The acquisition has been accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. Accordingly, the purchase price has been allocated as follows, to the assets acquired and liabilities assumed based on their fair values, with the excess being allocated to goodwill (in thousands):

Working capital	$(302)
Property and equipment	474
Trade names	59
Completed technology	110
Non-competition agreements	3,500
Customer relationships	903
Other assets (liabilities), net	37
Total identifiable assets	$4,781

Purchase price including direct costs of acquisition
and net of cash acquired	$14,674
Goodwill	$9,893

The non-competition agreements, trade names, completed technology, and customer relationships are being amortized over weighted-average useful lives of 5 years, 7 years, 10 years, and 15 years, respectively.

The goodwill associated with this transaction is not deductible for income tax purposes. The goodwill associated with this transaction was subsequently written off as part of the goodwill impairment charges recorded in 2008 (see Note 5).

Note 4 – Acquisition and Divestiture Activities (continued)

Year ended December 31, 2007

Acquisition of PM Group PLC and Sale of its Electrical Contracting Business

On April 19, 2007, the Business declared its cash tender offer for all shares of PM Group PLC wholly unconditional, and assumed ownership of PM Group. PM Group is an advanced designer and manufacturer of systems used in the weighing and process control industries located in the United Kingdom. The aggregate cash paid for all shares of PM Group was approximately $45.7 million. The transaction was funded using cash on-hand.

Concurrent with the completion of the transaction, Vishay Intertechnology sold PM Group’s electrical contracting business for approximately $16.1 million. No gain or loss was recognized on the sale of the electrical contracting business.

The results of operations of PM Group are included in the results of the Weighing Modules and Control Systems segment from April 19, 2007.

The acquisition has been accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. Accordingly, the purchase price has been allocated as follows, to the assets acquired and liabilities assumed based on their fair values, with the excess being allocated to goodwill (in thousands):

Working capital	$783
Property and equipment	7,138
Trade names	663
Completed technology	1,726
Non-competition agreements	296
Customer relationships	1,706
Other assets (liabilities), net	(517)
Restructuring liabilities	(311)
Assets held for sale	16,098
Total identifiable assets	$27,582

Purchase price including direct costs of acquisition
and net of cash acquired	$46,809
Goodwill	$19,227

The completed technology, non-competition agreements, and customer relationships are being amortized over weighted-average useful lives of 20 years, 7 years, and 5 years, respectively.

The goodwill associated with this acquisition is not deductible for income tax purposes. The goodwill associated with this transaction was subsequently written off as part of the goodwill impairment charges recorded in 2008 (see Note 5).

Note 4 – Acquisition and Divestiture Activities (continued)

As part of its acquisition of PM Group in 2007, the Business transferred certain manufacturing operations from Bradford, United Kingdom to the People’s Republic of China and the Republic of China (Taiwan). The costs associated with these transfers totaled $311,000 and were included in the cost of acquisition of PM Group under then-applicable accounting standards. Substantially all of these restructuring costs were paid during 2007.

Pro Forma Results

The unaudited pro forma results would have been as follows, assuming the acquisitions had occurred at the beginning of each period presented (in thousands):

	Years ended December 31,
	2008	2007
Pro forma net revenues	$245,313	$254,807
Pro forma net earnings attributable to Parent	$(74,128)	$26,831

The pro forma information reflects adjustments to depreciation based on the fair value of property and equipment acquired, adjustments to amortization based on the fair value of intangible assets, and related tax effects, as well as the inclusion of Vishay Transducers India, Ltd. in the combined and consolidated financial statements as a wholly owned subsidiary rather than an equity-method investment.

The unaudited pro forma results are not necessarily indicative of the results that would have been attained had the acquisitions occurred at the beginning of the periods presented.

Note 5 – Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually. The Business performs its annual impairment test as of the first day of the fiscal fourth quarter. These impairment tests must be performed more frequently if there are triggering events.

ASC 350, Intangibles - Goodwill and Other, prescribes a two-step method for determining goodwill impairment. In the first step, the Business determines the fair value of the reporting unit and compares that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis (an income approach) and a comparable companies market multiple approach.

To measure the amount of the impairment, ASC 350 prescribes that the Business determine the implied fair value of goodwill in the same manner as if the Business had acquired those reporting units. Specifically, the Business must allocate the fair value of the reporting unit to all of the assets of that unit, including any unrecognized intangible assets, in a hypothetical calculation that would yield the implied fair value of goodwill. The impairment loss is measured as the difference between the book value of the goodwill and the implied fair value of the goodwill computed in step two.

Vishay Intertechnology evaluated the goodwill associated with the Business as a separate reporting unit for ASC 350 evaluation purposes. For the purposes of the combined and consolidated financial statements presented on a stand-alone basis, the Business has evaluated its goodwill using its operating segments, namely, Foil Technology Products and Weighing Modules and Control Systems, as its reporting units.

In light of a sustained decline in market capitalization for Vishay Intertechnology and its peer group companies, and other factors, Vishay Intertechnology determined that an interim impairment test was necessary as of the end of the second, third, and fourth fiscal quarters of 2008.

Based on Vishay Intertechnology’s interim impairment tests performed as of the end of the second, third, and fourth quarters of 2008, the Business performed retrospective goodwill impairment tests for its reporting units as of the end of the second, third, and fourth quarters of 2008.

After completing step one of the impairment tests as of June 28, 2008 and as of September 27, 2008, the Business determined that the estimated fair value of its reporting units were greater than the book values of those units, and accordingly, no second step was required as of those dates.

Given the further deterioration of market conditions in the fourth quarter of 2008, an additional impairment test was performed as of December 31, 2008 (the end of the fourth fiscal quarter). After completing step one of the impairment test as of December 31, 2008, the Business determined that the estimated fair value of each of its reporting units was less than the net book values of those reporting units. This required the completion of the second step of the impairment evaluation. Upon completion of the step two analysis, the Business recorded impairment charges. Subsequent to recording these impairment charges, there was no remaining goodwill recorded on the combined and consolidated balance sheet.

Note 5 – Goodwill and Other Intangible Assets (continued)

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires the Business to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate comparable companies; control premiums appropriate for acquisitions in the industries in which the Business competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization, and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among others, completed technology, trade names, in-process research and development, customer relationships, and certain property and equipment (valued at replacement costs).

Due to the inherent uncertainty involved in making these estimates, actual financial results could differ from those estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

The goodwill impairment charge is noncash in nature and does not affect the Business’s liquidity, cash flows from operating activities, and will not have a material impact on future operations.

The changes in the carrying amounts of goodwill by segment for the years ended December 31, 2008 and 2007 were as follows (in thousands):

	Foil Technology	Weighing Modules
	Products	& Control Systems	Total
Balance at January 1, 2007	$4,181	$61,590	$65,771
Goodwill acquired during the year	-	19,227	19,227
Currency translation adjustments	255	763	1,018
Balance at December 31, 2007	4,436	81,580	86,016
Goodwill acquired during the year	9,893	5,234	15,127
Impairment charges	(13,199)	(80,266)	(93,465)
Currency translation adjustments	(1,130)	(6,548)	(7,678)
Balance at December 31, 2008	$-	$-	$-

Note 5 – Goodwill and Other Intangible Assets (continued)

Other intangible assets were as follows (in thousands):

	December 31,
	2009	2008
Intangible Assets Subject to Amortization
(Definite-lived):
Patents and acquired technology	$4,074	$3,909
Customer relationships	6,638	6,506
Trade names	1,960	1,920
Non-competition agreements	14,904	14,707
	27,576	27,042
Accumulated amortization:
Patents and acquired technology	(2,198)	(1,547)
Customer relationships	(2,670)	(1,882)
Trade names	(964)	(714)
Non-competition agreements	(4,527)	(2,736)
	(10,359)	(6,879)
Net Intangible Assets Subject to Amortization	$17,217	$20,163

Amortization expense was $3,019,000, $2,441,000, and $1,667,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

Estimated annual amortization expense for each of the next five years is as follows (in thousands):

2010	$3,049
2011	3,036
2012	2,841
2013	2,289
2014	1,847

As part of certain acquisitions, the Business entered into non-competition agreements with certain employees, former employees, and owners of acquired companies. Some payments under these agreements are made over the noncompetition period. At December 31, 2009 and 2008, the Business had liabilities of $2,298,000 and $3,014,000, respectively, pursuant to these agreements.

Note 6 – Restructuring and Severance Costs

Restructuring and severance costs reflect the cost reduction programs implemented by the Business. These include the closing of facilities and the termination of employees. Restructuring and severance costs include one-time exit costs, severance benefits pursuant to an on-going benefit arrangement recognized and related pension curtailment and settlement charges recognized. Restructuring costs are expensed during the period in which the Business determines it will incur those costs and all requirements of accrual are met. Because these costs are recorded based upon estimates, actual expenditures for the restructuring activities may differ from the initially recorded costs. If the initial estimates are too low or too high, the Business could be required either to record additional expenses in future periods or to reverse part of the previously recorded charges. Asset write-downs are principally related to buildings and equipment that will not be used subsequent to the completion of restructuring plans presently being implemented, and cannot be sold for amounts in excess of carrying value.

The following table summarizes our restructuring programs during the years ended December 31, 2009, 2008, and 2007 (in thousands):

	Years ended December 31,
	2009	2008	2007
Response to global recession	$2,048	$644	$-
Closure of Breda, the Netherlands facility	-	5,705	-
Downsizing of City of Industry, California facility	-	-	247
Miscellaneous other	-	-	109
Total restructuring expense	$2,048	$6,349	$356

Restructuring Programs in Response to Global Economic Recession

In response to the economic downturn during the latter half of 2008 and 2009, the Business undertook significant measures to cut costs. This included a strict adaptation of manufacturing capacity to sellable volume and limiting the building of product for inventory. The Business incurred employee termination costs covering technical, production, administrative, and support employees located in nearly every country in which the Business operates.

The following table summarizes activity to date related to restructuring programs in response to the global economic recession (in thousands, except for number of employees):

				Employees
	Severance	Other		to be
	Costs	Exit Costs	Total	Terminated
Restructuring and severance costs	$616	$28	$644	170
Utilized	(479)	(28)	(507)	(70)
Foreign currency translation	(2)	-	(2)	-
Balance at December 31, 2008	$135	$-	$135	100
Restructuring and severance costs	1,602	446	2,048	199
Utilized	(1,696)	(330)	(2,026)	(299)
Foreign currency translation	(41)	16	(25)	-
Balance at December 31, 2009	$-	$132	$132	-

Note 6 – Restructuring and Severance Costs (continued)

Most of the accrued restructuring liability, included in other accrued expenses, is expected to be paid by December 31, 2010. The payment terms related to these restructuring programs varies, usually based on local customs and laws. Most severance amounts are paid in a lump sum at termination, while some payments are structured to be paid in installments.

Closure of Breda, the Netherlands Facility

During 2008, we announced the closure of our load cell manufacturing facility in Breda, the Netherlands, and transferred all manufacturing operations to Israel.

The following table summarizes activity to date related to the closure of the Breda (in thousands, except for number of employees):

				Employees
	Severance	Other		to be
	Costs	Exit Costs	Total	Terminated
Restructuring and severance costs	$5,524	$181	$5,705	42
Utilized	(3,820)	(133)	(3,953)	(40)
Foreign currency translation	(432)	(2)	(434)	-
Balance at December 31, 2008	$1,272	$46	$1,318	2
Utilized	(1,272)	(46)	(1,318)	(2)
Foreign currency translation	-	-	-	-
Balance at December 31, 2009	$-	$-	$-	-

City of Industry, California Facility Downsizing

During 2007, the Business transferred significant load cell manufacturing operations from our City of Industry, California facility to existing facilities in the People’s Republic of China, the Republic of China (Taiwan), and Israel. The Business incurred $247,000 of restructuring and severance costs associated with this program, substantially all of which was paid during 2007.

Note 7 – Income Taxes

Income taxes for the Business as presented in these combined and consolidated financial statements are calculated on a separate tax return basis, although the Business’s operations have historically been included in Vishay Intertechnology’s U.S. federal and certain state tax returns, and United Kingdom “group relief,” available to entities under common control, has been claimed. Vishay Intertechnology’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, tax results as presented for the Business in these financial statements are not necessarily indicative of future performance and do not necessarily reflect the results that the Business would have generated as an independent, publicly traded company for the periods presented.

Certain dedicated entities have taxes payable to the local taxing authorities, but the Business does not maintain taxes payable to/from parent in those jurisdictions where the taxable incomes are combined or offset. Accordingly, the Business is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent net investment on the combined and consolidated balance sheets.

Income (loss) from continuing operations before taxes and non-controlling interests consists of the following components (in thousands):

	Years ended December 31,
	2009	2008	2007
Domestic	$6,365	$(7,474)	$7,245
Foreign	413	(60,952)	29,387
	$6,778	$(68,426)	$36,632

Significant components of income taxes are as follows (in thousands):

	Years ended December 31,
	2009	2008	2007
Current:
Federal	$837	$3,027	$1,389
State and local	320	692	448
Foreign	3,761	5,132	6,212
	4,918	8,851	8,049
Deferred:
Federal	950	(1,433)	953
State and local	183	(259)	150
Foreign	(994)	(1,470)	(323)
	139	(3,162)	780
Total income tax expense	$5,057	$5,689	$8,829

Note 7 – Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Business’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2009	2008
Deferred tax assets:
Pension and other retiree obligations	$2,950	$2,907
Inventories	3,201	3,258
Net operating loss carryforwards	7,154	4,679
Tax credit carryforwards	102	-
Other accruals and reserves	2,068	3,727
Total gross deferred tax assets	15,475	14,571
Less valuation allowance	(7,002)	(4,288)
	8,473	10,283
Deferred tax liabilities:
Tax over book depreciation	903	1,664
Intangible assets other than goodwill	5,042	5,203
Other - net	15	1,218
Total gross deferred tax liabilities	5,960	8,085

Net deferred tax assets	$2,513	$2,198

The Business makes significant judgments regarding the realizability of its deferred tax assets (principally net operating losses). In accordance with ASC Topic 740, the carrying value of the net deferred tax asset is based on the Business’s assessment that it is more likely than not that the Business will realize these assets after consideration of all available positive and negative evidence.

A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax provision is as follows (in thousands):

	Years ended December 31,
	2009	2008	2007
Tax at statutory rate	$2,372	$(23,949)	$12,821
State income taxes, net of U.S. federal tax benefit	214	454	287
Effect of foreign operations	2,307	(2,332)	(4,269)
Goodwill impairment	-	31,797	-
Other	164	(281)	(10)
Total income tax expense	$5,057	$5,689	$8,829

Note 7 – Income Taxes (continued)

At December 31, 2009, the Business had the following significant net operating loss carryforwards for tax purposes (in thousands):

		Expires
Belgium	$1,350	No expiration
Israel	15,649	No expiration
Japan	3,208	2010-2016
Netherlands	3,651	No expiration
UK	3,775	No expiration

At December 31, 2009, no provision has been made for U.S. federal and state income taxes on approximately $81.7 million of foreign earnings, which the Business expects to be reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Business would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, incremental foreign income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Income taxes paid, net of amounts refunded, were $2,690,000, $11,693,000, and $8,182,000 for the years ended December 31, 2009, 2008, and 2007, respectively. In taxing jurisdictions where the Business was previously included in a consolidated tax return with Vishay Intertechnology, the amount of income taxes paid includes amounts deemed to be paid to the legal tax-paying entities in the respective jurisdictions.

The Business and its subsidiaries are, or will be, subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Business establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Business believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Business adjusts these reserves in light of changing facts and circumstances and the provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. At December 31, 2009 and 2008, there are no reserves because the Business has been fully indemnified by Vishay Intertechnology.

Note 8 – Indebtedness

Net Payable to Affiliates

The net amount payable to Vishay Intertechnology and affiliated companies outside the defined scope of the Business primarily reflects balances carried forward from funding provided by Vishay Intertechnology to make certain acquisitions, to retire certain debt assumed in acquisitions, or as part of Vishay Intertechnology’s global working capital allocation strategy.

As further described in Note 3, throughout the period covered by the combined and consolidated financial statements, the Business had significant agreements, transactions, and relationships with Vishay Intertechnology operations outside the defined scope of the Business. The net payable to affiliates also includes the effects of these transactions.

Effective as of the spin-off, the Business will utilize a portion of the cash on hand that was generated by the Business to repay this intercompany debt with Vishay Intertechnology and affiliated companies outside the defined scope of the Business. Accordingly, at December 31, 2009, the net payable to affiliates is presented as a current liability. At December 31, 2008, the net payable to affiliates is presented as a noncurrent liability.

The combined and consolidated financial statements include charges for interest based on the prevailing interest rate of Vishay Intertechnology’s revolving credit facility, or if greater, an interest rate required by local tax authorities. Interest expense on the net amount payable to affiliates was $1,168,000, $1,517,000, and $2,106,000 during the years ended December 31, 2009, 2008, and 2007. Of these amounts, $500,000, $900,000, and $1,500,000 were not historically charged by Vishay Intertechnology to the Business, and accordingly, these amounts of imputed interest are reflected as an increase to parent net investment on the combined and consolidated balance sheet. The remaining interest expense was charged to the Business and paid in accordance with local statutory requirements.

Third-party Debt

Long-term debt payable to third parties consists of debt held by the Business’s Japanese subsidiary.

Annual maturities of third-party debt are as follows (in thousands):

2010	$184
2011	-
2012	-
2013	776
2014	129
Thereafter	646

Interest paid on third-party debt during the years ended December 31, 2009, 2008, and 2007 was not material.

Credit Lines

At December 31, 2009 and 2008, certain subsidiaries of the Business had committed and uncommitted short-term credit lines with various foreign banks aggregating approximately $2,000,000. The outstanding balances related to these arrangements is presented as “notes payable to banks” on the combined and consolidated balance sheet.

The Business expects to enter into a revolving credit facility with a consortium of banks to provide it with flexibility and additional liquidity shortly after the separation.

Note 8 – Indebtedness (continued)

Exchangeable Notes of Vishay Intertechnology

On December 13, 2002, Vishay Intertechnology issued $105,000,000 in nominal (or principal) amount of its floating rate unsecured exchangeable notes due 2102 in connection with an acquisition.  The notes are governed by a note instrument, made by Vishay Intertechnology on December 13, 2002, and a put and call agreement, dated as of December 13, 2002.  The notes may be put to Vishay Intertechnology in exchange for shares of its common stock and, under certain circumstances, may be called by Vishay Intertechnology for similar consideration.

Under the terms of the put and call agreement, by reason of the spin-off, Vishay Intertechnology is required to take action so that the existing notes are deemed exchanged as of the date of the spin-off, for a combination of new notes of Vishay Intertechnology and notes issued by Vishay Precision Group, Inc.

Except for Vishay Intertechnology’s contractual obligation to issue new notes of any spin-off company, these notes have no direct historical connection to the Business.  Accordingly, these exchangeable notes are not included in the historical combined and consolidated financial statements. Furthermore, the exact amount of the liability to be assumed by Vishay Precision Group, Inc. under the exchangeable notes will not be known until ten trading days after the spin-off.

Note 9 – Other Comprehensive Income (Loss)

The cumulative balance of each component of other comprehensive income (loss) and the income tax effects allocated to each component are as follows (in thousands):

	Beginning	Before-Tax	Tax	Net-of-Tax	Ending
	Balance	Amount	Effect	Amount	Balance
December 31, 2007
Pension and other
postretirement actuarial items	$(1,348)	$782	$(233)	$549	$(799)
Reclassification adjustment for
recognition of actuarial items		133	(48)	85	85
Currency translation adjustment	(134)	2,201	-	2,201	2,067
	$(1,482)	$3,116	$(281)	$2,835	$1,353

December 31, 2008
Pension and other
postretirement actuarial items	$(714)	$55	$(29)	$26	$(688)
Reclassification adjustment for
recognition of actuarial items		(11)	4	(7)	(7)
Currency translation adjustment	2,067	(14,568)	-	(14,568)	(12,501)
	$1,353	$(14,524)	$(25)	$(14,549)	$(13,196)

December 31, 2009
Pension and other
postretirement actuarial items	$(695)	$(897)	$353	$(544)	$(1,239)
Reclassification adjustment for
recognition of actuarial items		76	(27)	49	49
Currency translation adjustment	(12,501)	4,523	-	4,523	(7,978)
	$(13,196)	$3,702	$326	$4,028	$(9,168)

Other comprehensive income (loss) includes the Business’s proportionate share of other comprehensive income (loss) of nonconsolidated subsidiaries accounted for under the equity method.

Note 10 – Pensions and Other Postretirement Benefits

Defined Benefit Plans

Employees of the Business participate in various defined benefit pension and other postretirement benefit plans.

Certain subsidiaries that comprise the Business offer defined benefit pension plans to their employees, which are reflected in the accompanying combined and consolidated financial statements.

Certain employees of the Business in the United States and the United Kingdom have historically participated in defined benefit pension and other postretirement plans sponsored by Vishay Intertechnology. The annual cost of the Vishay Intertechnology defined benefit plans is allocated to all of the participating businesses based upon a specific actuarial computation, and accordingly, are reflected in the accompanying combined and consolidated statements of operations.

The Business will assume most of the obligations for employees in the United States and the United Kingdom that will be employed by the Business after the spin-off, and accordingly, those obligations are included in the Business’s combined and consolidated balance sheets. An allocation of plan assets is also reflected in the disclosures below.

Vishay Intertechnology’s principal qualified U.S. pension plan, the Vishay Intertechnology Retirement Plan (“VRP”), was frozen effective January 1, 2009. Due to the freeze of the VRP, participants no longer accrue benefits. Given the frozen nature of the VRP, participants who will become employees of the Business after the spin-off will become terminated, vested participants of the VRP as of the spin-off date and Vishay Intertechnology will retain the pension obligations, the amount of which is not material.

Employees who participated in the Vishay Intertechnology Nonqualified Retirement Plan will be transferred into the newly created Vishay Precision Group Nonqualified Retirement Plan. The Vishay Intertechnology Nonqualified Retirement Plan was a contributory pension plan designed to provide similar defined benefits to covered U.S. employees whose benefits under the Vishay Intertechnology Retirement Plan would be limited by the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code.

The Vishay Intertechnology Nonqualified Retirement Plan was frozen effective January 1, 2009, and participants no longer accrue benefits.

The Vishay Intertechnology Nonqualified Retirement Plan, like all nonqualified plans, is considered to be unfunded. Vishay Intertechnology maintains a nonqualified trust, referred to as a “rabbi” trust, to fund benefits under this plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as other noncurrent assets. Vishay Intertechnology will deposit an allocation of assets into a newly created rabbi trust for the Business. The combined and consolidated balance sheets include allocations of these rabbi trust assets of $1,220,000 and $1,069,000 at December 31, 2009 and 2008, respectively, which equals the pension liability at those dates.

Note 10 – Pensions and Other Postretirement Benefits (continued)

The following table sets forth a reconciliation of the benefit obligation, plan assets, and funded status related to pension and other postretirement benefit plans (in thousands):

	December 31, 2009		December 31, 2008
	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans
Change in benefit obligation:
Benefit obligation at beginning of year	$11,508	$2,106	$18,284	$2,046
Service cost (adjusted for actual
employee contributions)	253	34	471	34
Interest cost	639	135	817	126
Acquisitions	-	-	81	-
Contributions by participants	61	-	72	-
Actuarial (gains) losses	1,269	247	(2,354)	44
Benefits paid	(326)	(169)	(2,320)	(144)
Currency translation	954	-	(3,543)	-
Benefit obligation at end of year	$14,358	$2,353	$11,508	$2,106
Change in plan assets:
Fair value of plan assets at beginning
of year	$6,640	$-	$10,419	$-
Actual return on plan assets	991	-	(1,992)	-
Acquisitions	-	-	38	-
Company contributions	684	-	2,753	-
Contributions by participants	61	-	72	-
Benefits paid	(326)	-	(2,320)	-
Currency translation	624	-	(2,330)	-
Fair value of plan assets at end of year	$8,674	$-	$6,640	$-
Funded status at end of year	$(5,684)	$(2,353)	$(4,868)	$(2,106)

Note 10 – Pensions and Other Postretirement Benefits (continued)

Amounts recognized in the combined and consolidated balance sheet consist of the following (in thousands):

	December 31, 2009		December 31, 2008
	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans
Accrued benefit liability	$(5,684)	$(2,353)	$(4,868)	$(2,106)
Accumulated other comprehensive loss	1,444	380	843	161
	$(4,240)	$(1,973)	$(4,025)	$(1,945)

Actuarial items consist of the following (in thousands):

	December 31, 2009		December 31, 2008
	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans
Unrecognized net actuarial loss	$1,444	$298	$843	$52
Unamortized transition obligation	-	82	-	109
	$1,444	$380	$843	$161

The following table sets forth additional information regarding the projected and accumulated benefit obligations for the pension plans (in thousands):

	December 31,
	2009	2008
Accumulated benefit obligation, all plans	$13,575	$10,860

Plans for which the accumulated benefit
obligation exceeds plan assets:
Projected benefit obligation	$14,240	$11,377
Accumulated benefit obligation	13,516	10,812
Fair value of plan assets	8,575	6,564

Note 10 – Pensions and Other Postretirement Benefits (continued)

The following table sets forth the components of net periodic cost of pension and other postretirement benefit plans (in thousands):

	Years ended December 31,
	2009		2008		2007
	Pension	OPEB	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans	Plans	Plans
Annual service cost	$314	$34	$543	$34	$564	$40
Less employee
contributions	61	-	72	-	78	-
Net service cost	253	34	471	34	486	40
Interest cost	639	135	817	126	878	112
Expected return on
plan assets	(424)	-	(643)	-	(625)	-
Amortization of actuarial
losses (gains)	50	27	(39)	27	95	38
Curtailment and settlement
losses (gains)	-	-	-	-	(56)	-
Net periodic benefit cost	$518	$196	$606	$187	$778	$190

See Note 9 for the pretax, tax effect, and after tax amounts included in other comprehensive income during the years ended December 31, 2009, 2008, and 2007. The estimated actuarial items that will be amortized from accumulated other comprehensive loss into net periodic pension cost during 2010 approximate the amounts amortized in 2009.

The following weighted-average assumptions were used to determine benefit obligations at December 31 of the respective years:

	December 31, 2009		December 31, 2008
	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans
Discount rate	5.70%	5.75%	5.84%	6.25%
Rate of compensation increase	3.24%	0.00%	2.66%	0.00%

The following weighted-average assumptions were used to determine the net periodic pension costs for the years ended December 31, 2009 and 2008:

	Years ended December 31,
	2009		2008
	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans
Discount rate	5.84%	6.25%	5.55%	6.25%
Rate of compensation increase	2.66%	0.00%	2.92%	0.00%
Expected return on plan assets	5.88%	0.00%	6.39%	0.00%

The impact of a one-percentage-point change in assumed health care cost trend rates on the net periodic benefit cost and postretirement benefit obligation is not material.

Note 10 – Pensions and Other Postretirement Benefits (continued)

The plan’s expected return on assets is based on management’s expectation of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, advice from pension consultants and investment advisors, and current economic and capital market conditions.

The investment mix between equity securities and fixed income securities is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities.

Plan assets are comprised of:

	December 31, 2009		December 31, 2008
	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans
Equity securities	41%	-	59%	-
Fixed income securities	32%	-	25%	-
Cash and cash equivalents	27%	-	16%	-
Total	100%	-	100%	-

Estimated future benefit payments are as follows (in thousands):

	Pension	OPEB
	Plans	Plans
2010	$221	$169
2011	289	169
2012	403	169
2013	444	169
2014	581	169
2015-2019	3,676	845

The Business anticipates making contributions to its pension and postretirement benefit plans of approximately $700,000 during 2010.

Note 10 – Pensions and Other Postretirement Benefits (continued)

Other Retirement Obligations

The Business participates in various other defined contribution and government-mandated retirement plans based on local law or custom. The Business periodically makes required contributions for certain of these plans. At December 31, 2009 and 2008, the combined and consolidated balance sheets include $2,512,000 and $2,934,000, respectively, within accrued pension and other postretirement costs related to these plans.

Most of the Business’s U.S. employees are eligible to participate in 401(k) savings plans which provide company matching under various formulas. Concurrent with the freezing of U.S. pension benefits effective January 1, 2009, the company-match percentage for affected employees was increased. The Business’s matching expense for the plans was $744,000, $604,000, and $649,000 for the years ended December 31, 2009, 2008, and 2007, respectively. No material amounts are included in the combined and consolidated balance sheets related to unfunded 401(k) contributions.

Certain key employees participate in a deferred compensation plan sponsored by Vishay Intertechnology. These employees will be transferred to a newly created deferred compensation plan of the Business. The accompanying combined and consolidated balance sheets include a liability within other noncurrent liabilities related to these deferrals. Vishay Intertechnology maintains a nonqualified trust, referred to as a “rabbi” trust, to fund payments under this plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as other noncurrent assets. Vishay Intertechnology will deposit an allocation of assets into a newly created rabbi trust for the Business. The combined and consolidated balance sheets include allocations of these rabbi trust assets of $2,295,000 and $1,912,000 at December 31, 2009 and 2008, respectively. Assets held in trust are intended to approximate the Business’s liability under this plan.

Note 11 – Share-Based Compensation

Vishay Intertechnology maintains various stockholder-approved programs which allow for the grant of share-based compensation to officers, directors, and employees, including employees of the Business. The following disclosures represent the portion of the Vishay Intertechnology programs in which employees of the Business participated.

Vishay Intertechnology common stock underlies all awards granted under these programs. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Business would have experienced as an independent, publicly traded company for the periods presented.

Outstanding Vishay Intertechnology equity awards held by employees of the Business generally will expire at or within 60 days of the spin-off. The Business expects to issue replacement awards based on its own common stock after the spin-off.

The amount of compensation cost related to share-based payment transactions is measured based on the grant-date fair value of the equity instruments issued. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Business determines compensation cost for restricted stock units (“RSUs”) and phantom stock units based on the grant-date fair value of the underlying common stock. Compensation cost is recognized over the period that the participant provides service in exchange for the award.

The following table summarizes share-based compensation expense recognized (in thousands):

	Years ended December 31,
	2009	2008	2007
Vishay stock options	$65	$66	$76
Vishay restricted stock units	51	-	-
Vishay phantom stock units	19	57	69
Total	$135	$123	$145

Note 11 – Share-Based Compensation (continued)

Stock Options

The following table summarizes Vishay Intertechnology stock option activity of the Business’s employees (number of options in thousands):

	Years ended December 31,
	2009		2008		2007
	Number of Vishay Options	Weighted Average Exercise Price	Number of Vishay Options	Weighted Average Exercise Price	Number of Vishay Options	Weighted Average Exercise Price
Outstanding:
Beginning of year	171	$18.26	170	$18.22	214	$14.72
Granted	-	-	6	8.98	25	14.25
Exercised	-	-	(5)	5.60	(69)	5.92
Cancelled	(69)	15.33	-	-	-	-
End of year	102	$20.24	171	$18.26	170	$18.22

Vested and
expected to vest	102		171		170

Exercisable:
End of year	79		141		140

Most of the options outstanding at January 1, 2007 were granted in 1998, 1999, and 2000. These options vested over a six-year period.

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2009 (number of options in thousands):

Ranges of
Exercise Prices	Outstanding	Exercisable
$8.98	6	1
$13.46 - $16.46	37	19
$25.13	59	59
Total	102	79

Note 11 – Share-Based Compensation (continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. There were no options granted in 2009. Options granted in 2008 and 2007 had a weighted-average grant-date fair value of $5.04 and $8.27, respectively. The following weighted-average assumptions were incorporated into the model used to value the options granted in 2008 and 2007:

	2008	2007
	Grants	Grants
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	3.6%	4.7%
Expected volatility	58.3%	60.7%
Expected life (in years)	7.2	7.2

The expected life of the options was estimated based on historical experience for a group of employees similar to the respective grantees. The expected volatility was estimated based on historical volatility over a period equal to the expected life of the options.

The pretax aggregate intrinsic value (the difference between the closing stock price of Vishay Intertechnology common stock on the last trading day of 2009 of $8.35 per share and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009 is zero, because all outstanding options have exercise prices in excess of market value. This amount changes based on changes in the market value of the Vishay Intertechnology’s common stock. No options were exercised during the year ended December 31, 2009. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007, was $4,000 and $783,000, respectively.

Restricted Stock Units and Phantom Stock Units

Vishay Intertechnology RSUs granted to employees of the Business totaled 10,000 in 2009. At December 31, 2009, 6,668 of these RSUs are unvested.

Vishay Intertechnology phantom stock units granted to employees of the Business totaled 5,000 in each of the years ended December 31, 2009, 2008 and 2007. At December 31, 2009, employees of the Business hold 30,000 phantom stock units, which will be converted into Vishay Intertechnology common stock upon completion of the spin-off.

Note 12 – Commitments, Contingencies, and Concentrations

Leases

The Business uses various leased facilities and equipment in its operations. In the normal course of business, operating leases are generally renewed or replaced by other leases. Certain operating leases include escalation clauses.

Total rental expense under operating leases was $3,624,000, $3,851,000, and $3,413,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Future minimum lease payments for operating leases with initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

2010	$2,339
2011	1,617
2012	1,033
2013	133
2014	88
Thereafter	-

Litigation

The Business is a party to various claims and lawsuits arising in the normal course of business. The Business is of the opinion that these litigations or claims will not have a material negative effect on its consolidated financial position, results of operations, or cash flows.

Executive Employment Agreements

Vishay Intertechnology has employment agreements with certain of its senior executives who will transfer to the Business. These employment agreements provide incremental compensation in the event of termination. Vishay Intertechnology does not provide any severance or other benefits specifically upon a change in control.

Sources of Supplies

Although most materials incorporated in the Business’s products are available from a number of sources, certain materials are available only from a relatively limited number of suppliers.

Some of the most highly specialized materials for the Business’s sensors are sourced from a single vendor. The Business maintains a safety stock inventory of critical materials, and has entered into consignment arrangements with certain vendors to assure the availability of critical materials at its facilities.

Certain metals used in the manufacture of our products are traded on active markets, and can be subject to significant price volatility.

Purchase Commitments

The Business has various purchase commitments incidental to the ordinary conduct of business. Such commitments are at prices which are not in excess of current market prices.

Note 12 – Commitments, Contingencies, and Concentrations (continued)

Market Concentrations

No single customer comprises greater than 10% of net revenues.

The vast majority of the Business’s products are used in the broad industrial market, with selected uses in military/aerospace, automotive, and to much lesser extent, consumer products. Within the industrial segment, the Business’s products serve wide applications in the waste management, bulk hauling, logging, scale, engineering systems, pharmaceutical, oil, chemical, steel, paper, and food industries.

Credit Risk Concentrations

Financial instruments with potential credit risk consist principally of cash and cash equivalents, accounts receivable, and notes receivable. The Business maintains cash and cash equivalents with various major financial institutions. Concentrations of credit risk with respect to receivables are generally limited due to the Business’s large number of customers and their dispersion across many countries and industries. At December 31, 2009 and 2008, the Business had no significant concentrations of credit risk.

Geographic Concentration

The Business has significant manufacturing operations in Israel in order to benefit from that country’s various tax abatement programs, lower wage rates, highly skilled labor force, and government-sponsored grants. Israeli incentive programs have contributed substantially to the growth and profitability of the Business. The Business might be materially and adversely affected if these incentive programs were no longer available to the Business or if events were to occur in the Middle East that materially interfered with the Business’s operations in Israel.

Warranty and Other Indemnification Obligations

The Business provides a limited warranty to its customers. The nature of the warranty is generally in the form of replacement of a defective product, although the Business periodically receives claims that arise from consequential damages which result from a customer’s installation of an allegedly defective component manufactured by the Business into the customer’s product. Although not covered by its stated warranty, the Business may occasionally reimburse the customer for these consequential damages. Annual warranty expenses and related obligations were not material to the years ended December 31, 2009, 2008, and 2007, respectively.

Except for the warranty and related obligations described above, the Business has no other indemnification obligations to its customers.

Note 13 – Segment and Geographic Data

The Business operates in two product segments: Foil Technology Products, which include foil resistors and strain gages, and Weighing Modules and Control Systems, which include load cells, instruments, and complete systems for process control or on-board weighing applications.

The Business evaluates operating segment performance on operating income, exclusive of certain items. Management believes that evaluating segment performance excluding items such as restructuring and severance costs, goodwill impairment charges, and other items is meaningful because it provides insight with respect to intrinsic operating results of the Business. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). Operating segment assets are the owned or allocated assets used by each segment. Products are transferred between segments on a basis intended to reflect, as nearly as practicable, the market value of the products.

The following table sets forth operating segment information (in thousands):

	Weighing Modules	Foil Technology	Corporate/
	& Control Systems	Products	Other	Total
2009
Net third-party revenues	$100,120	$71,871	$-	$171,991
Intersegment revenues	-	1,235	(1,235)	-
Gross margin	22,282	30,423	-	52,705
Segment operating income (loss)	4,066	18,444	(15,209)	7,301
Restructuring and severance costs	1,854	194	-	2,048
Depreciation expense	4,721	3,725	-	8,446
Capital expenditures	1,386	795	-	2,181
Total assets	115,187	94,592	-	209,779

2008
Net third-party revenues	$148,796	$92,904	$-	$241,700
Intersegment revenues	-	3,057	(3,057)	-
Gross margin	37,304	42,592	-	79,896
Segment operating income (loss)	12,821	27,749	(112,202)	(71,632)
Restructuring and severance costs	6,251	98	-	6,349
Impairment of goodwill	80,266	13,199	-	93,465
Depreciation expense	5,060	3,350	-	8,410
Capital expenditures	4,093	3,298	-	7,391
Total assets	153,491	101,372	-	254,863

2007
Net third-party revenues	$144,736	$94,300	$-	$239,036
Intersegment revenues	-	1,463	(1,463)	-
Gross margin	38,297	46,214	-	84,511
Segment operating income (loss)	15,397	32,399	(11,658)	36,138
Restructuring and severance costs	248	108	-	356
Depreciation expense	4,541	3,589	-	8,130
Capital expenditures	4,739	3,590	-	8,329
Total assets	229,017	90,964	-	319,981

Note 13 – Segment and Geographic Data (continued)

The “Corporate/Other” column for segment operating income (loss) includes unallocated selling, general, and administrative expenses and certain items which management excludes from segment results when evaluating segment performance, as follows (in thousands):

	Years ended December 31,
	2009	2008	2007
Unallocated selling, general, and administrative expenses	$(13,161)	$(12,388)	$(11,302)
Restructuring and severance costs	(2,048)	(6,349)	(356)
Impairment of goodwill	-	(93,465)	-
	$(15,209)	$(112,202)	$(11,658)

The following geographic data include net revenues based on revenues generated by subsidiaries located within that geographic area and property and equipment based on physical location (in thousands):

Net Revenues

	Years ended December 31,
	2009	2008	2007
United States	$58,795	$80,449	$88,989
United Kingdom	26,568	40,851	39,922
Other Europe	51,454	73,038	67,968
Israel	17,899	23,898	22,003
Asia	17,275	23,464	20,154
	$171,991	$241,700	$239,036

Property and Equipment - Net

	December 31,
	2009	2008
United States	$5,124	$6,214
United Kingdom	6,434	6,267
Other Europe	1,026	1,309
Israel	17,162	18,908
Asia	14,715	17,883
Other	138	122
	$44,599	$50,703

Note 14 – Additional Financial Statement Information

The caption “Other” on the consolidated statements of operations consists of the following (in thousands):

	Years ended December 31,
	2009	2008	2007
Foreign exchange gain (loss)	$122	$2,470	$872
Interest income	725	1,902	1,550
Income recognized on the equity method	-	444	489
Other	(133)	(36)	(123)
	$714	$4,780	$2,788

Net inventories consist of the following (in thousands):

	December 31,
	2009	2008
Raw materials	$13,341	$15,584
Work in process	13,214	17,519
Finished goods	17,247	24,889
	$43,802	$57,992

Net property and equipment consists of the following (in thousands):

	December 31,
	2009	2008
Land	$2,003	$2,448
Buildings and improvements	38,486	37,425
Machinery and equipment	64,681	63,305
Software	3,607	3,504
Projects in process	338	1,297
Accumulated depreciation	(64,516)	(57,276)
	$44,599	$50,703

Other accrued expenses consist of the following (in thousands):

	December 31,
	2009	2008

Restructuring	$132	$1,453
Goods received, not yet invoiced	877	1,190
Other	3,564	4,277
	$4,573	$6,920

Note 15 – Fair Value Measurements

The Business adopted ASC Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities as of January 1, 2008, and for nonfinancial assets and liabilities as of January 1, 2009. The adoption did not have a material effect on the Business’s financial position, results of operations, or liquidity.

ASC Topic 820 establishes a valuation hierarchy of the inputs used to measure fair value. This hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the Business’s own assumptions.

An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2009 (in thousands):

		Fair value measurements at reporting date using:
	Total	Level 1	Level 2	Level 3
	Fair Value	Inputs	Inputs	Inputs
Assets held in rabbi trusts	$3,515	$955	$2,560	$-

Defined benefit pension plan assets
Equity securities	$3,561	$3,561	$-	$-
Fixed income securities	2,748	2,748	-	-
Cash and cash equivalents	2,365	2,365	-	-

Vishay Intertechnology maintains nonqualified trusts, referred to as “rabbi” trusts, to fund payments under deferred compensation and nonqualified pension plans, and the Business will establish similar trusts to continue these programs. Vishay Intertechnology will contribute assets to the Business’s rabbi trust prior to the spin-off in an amount that approximates the Business’s liability under these arrangements. The assets above are based on a pro rata allocation of the Vishay Intertechnology rabbi trust assets, but the actual assets transferred may differ. Rabbi trust assets consist primarily of marketable securities, classified as available-for-sale and company-owned life insurance assets. The marketable securities held in the rabbi trusts are valued using quoted market prices on the last business day of the year. The company-owned life insurance assets are valued in consultation with Vishay Intertechnology’s insurance brokers using the value of underlying assets of the insurance contracts. The fair value measurement of the marketable securities held in the rabbi trust is considered a Level 1 measurement and the measurement of the company-owned life insurance assets is considered a Level 2 measurement within the fair value hierarchy.

Note 15 – Fair Value Measurements (continued)

The Business maintains defined benefit retirement plans in certain of its subsidiaries. The assets of the plans are measured at fair value.

Equity securities held by the defined benefit retirement plans consist of equity securities that are valued based on quoted market prices on the last business day of the year. The fair value measurement of the equity securities is considered a Level 1 measurement within the fair value hierarchy.

Fixed income securities held by the defined benefit retirement plans consist of government bonds and corporate notes that are valued based on quoted market prices on the last business day of the year. The fair value measurement of the fixed income securities is considered a Level 1 measurement within the fair value hierarchy.

Cash held by the defined benefit retirement plans consists of deposits on account in various financial institutions. The carrying amount of the cash approximates its fair value.

The Business’s financial instruments include cash and cash equivalents, accounts receivable, long-term notes receivable, short-term notes payable, accounts payable, and long-term debt. The carrying amounts for these financial instruments reported in the combined and consolidated balance sheets approximate their fair values.

Unaudited interim combined and consolidated financial statements as of April 3, 2010 and for the fiscal quarters ended April 3, 2010 and March 28, 2009

Combined and Consolidated Balance Sheets	F-51
Combined and Consolidated Statements of Operations	F-52
Combined and Consolidated Statements of Cash Flows	F-53
Combined and Consolidated Statement of Equity	F-54
Notes to Combined and Consolidated Financial Statements	F-55

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VISHAY PRECISION GROUP, INC.
Combined and Consolidated Balance Sheets
(In thousands)

	April 3,	December 31,
	2010	2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$80,421	$63,192
Accounts receivable, net	25,212	23,345
Net inventories	45,010	43,802
Deferred income taxes	4,984	4,960
Prepaid expenses and other current assets	5,333	4,522
Total current assets	160,960	139,821

Property and equipment, net	44,236	44,599
Intangible assets, net	16,244	17,217
Other assets	8,440	8,142
Total assets	$229,880	$209,779

Liabilities and equity
Current liabilities:
Notes payable to banks	$-	$9
Trade accounts payable	6,942	5,805
Net payable to affiliates	33,443	18,495
Payroll and related expenses	7,082	6,619
Other accrued expenses	6,119	4,573
Income taxes	1,286	1,647
Current portion of long-term debt	96	184
Total current liabilities	54,968	37,332

Long-term debt, less current portion	1,525	1,551
Deferred income taxes	5,985	5,993
Other liabilities	6,347	6,141
Accrued pension and other postretirement costs	10,442	10,549
Total liabilities	79,267	61,566

Commitments and contingencies

Equity:
Parent net investment	162,710	157,258
Accumulated other comprehensive income (loss)	(12,231)	(9,168)
Total Parent equity	150,479	148,090
Noncontrolling interests	134	123
Total equity	150,613	148,213
Total liabilities and equity	$229,880	$209,779

See accompanying notes.

VISHAY PRECISION GROUP, INC.
Combined and Consolidated Statements of Operations
(Unaudited - In thousands)

	Fiscal quarters ended
	April 3,	March 28,
	2010	2009
Net revenues	$48,175	$43,705
Costs of products sold	31,127	29,654
Gross profit	17,048	14,051

Selling, general, and administrative expenses	13,207	11,024
Restructuring and severance costs	-	479
Operating income	3,841	2,548

Other income (expense):
Interest expense	(207)	(377)
Other	(4)	176
Other income (expense) - net	(211)	(201)

Income before taxes	3,630	2,347

Income tax expense	1,827	1,751

Net earnings	1,803	596
Less: net earnings attributable to
noncontrolling interests	27	7
Net earnings attributable to Parent	$1,776	$589

See accompanying notes.

VISHAY PRECISION GROUP, INC.
Combined and Consolidated Statements of Cash Flows
(Unaudited - In thousands)

	Three fiscal months ended
	April 3,	March 28,
	2010	2009
Operating activities
Net earnings	$1,803	$596
Adjustments to reconcile net earnings to
net cash provided by operating activities:
Depreciation and amortization	2,541	2,807
(Gain) loss on disposal of property and equipment	(3)	19
Inventory write-offs for obsolescence	519	427
Other	2,104	(623)
Net changes in operating assets and liabilities,
net of effects of businesses acquired:
Accounts receivable	(2,549)	4,566
Inventories	(2,170)	(1,121)
Prepaid expenses and other current assets	(844)	538
Accounts payable	1,275	(1,948)
Other current liabilities	2,181	(209)
Net cash provided by operating activities	4,857	5,052

Investing activities
Capital expenditures	(1,915)	(831)
Proceeds from sale of property and equipment	121	28
Net cash used in investing activities	(1,794)	(803)

Financing activities
Principal payments on long-term debt and capital leases	(114)	(247)
Net changes in short-term borrowings	(9)	(134)
Distributions to non-controlling interests	(16)	(16)
Transactions with Vishay Intertechnology	16,023	355
Net cash provided by (used in) financing activities	15,884	(42)
Effect of exchange rate changes on cash and cash equivalents	(1,718)	(1,301)
Increase in cash and cash equivalents	17,229	2,906

Cash and cash equivalents at beginning of year	63,192	70,381
Cash and cash equivalents at end of period	$80,421	$73,287

See accompanying notes.

VISHAY PRECISION GROUP, INC.
Combined and Consolidated Statement of Equity
(Unaudited - In thousands)

		Accumulated
	Parent	Other	Total
	Net	Comprehensive	Parent	Noncontrolling	Total
	Investment	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2009	$157,258	$(9,168)	$148,090	$123	$148,213
Net earnings	1,776	-	1,776	27	1,803
Foreign currency translation adjustment	-	(3,119)	(3,119)	-	(3,119)
Pension and other
postretirement actuarial items	-	56	56	-	56
Comprehensive income (loss)			(1,287)	27	(1,260)
Other transactions with Vishay - net	3,618	-	3,618	-	3,618
Stock compensation expense	58	-	58	-	58
Distributions to noncontrolling interests	-	-	-	(16)	(16)
Balance at April 3, 2010	$162,710	$(12,231)	$150,479	$134	$150,613

See accompanying notes.

Vishay Precision Group, Inc.
Notes to Combined and Consolidated Financial Statements

Note 1 – Basis of Presentation

Background

On October 27, 2009, Vishay Intertechnology, Inc. (“Vishay Intertechnology”) announced that it intends to spin off its precision measurement and foil resistor businesses into an independent, publicly traded company to be named Vishay Precision Group, Inc. (the “Business”). The spin-off is expected to take the form of a tax-free stock dividend to Vishay Intertechnology’s stockholders.

The Business is an international designer, manufacturer and marketer of Foil Technology Products (strain gages, ultra-precision foil resistors, current sensors) and Weighing Modules and Control Systems (load cells/transducers, instruments, weighing modules, and control systems) for a wide variety of applications.

Carve-out Basis of Presentation

The Business is currently part of Vishay Intertechnology and its assets and liabilities consist of those that Vishay Intertechnology attributes to its precision measurement and foil resistor businesses.

The Business is conducted by various direct and indirect subsidiaries of Vishay Intertechnology. In this context, no direct ownership relationship existed among the various units comprising the Business. The accompanying combined and consolidated financial statements have been derived from Vishay Intertechnology’s historical accounting records and are presented on a carve-out basis.

Before effecting the spin-off, all assets and liabilities associated with the Business will be contributed to Vishay Precision Group, Inc.

The combined and consolidated statement of operations includes all revenues and expenses directly attributable to the Business, including costs for facilities, functions, and services used by the Business at shared sites and costs for certain functions and services performed by centralized Vishay Intertechnology organizations outside of the defined scope of the Business and directly charged to the Business based on usage. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of the Business by centralized staff groups within Vishay Intertechnology, (ii) Vishay Intertechnology general corporate expenses, (iii) pension and other postemployment benefit costs, (iv) interest expense, and (v) current and deferred income taxes. See Notes 2, 4, 6, and 10 for a description of the allocation methodologies utilized.

All of the allocations and estimates in the accompanying combined and consolidated financial statements are based on assumptions that Vishay Intertechnology management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

All of the allocations and estimates in the accompanying combined and consolidated financial statements are based on assumptions that Vishay Intertechnology management believes are reasonable, and reasonably approximate the historical costs that the Business would have incurred as a separate entity for the same level of service or support. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity.

Following the spin-off, the Business will incur incremental costs to both replace Vishay Intertechnology support and to allow the Business to function as an independent, publicly-traded company.

Actual costs that may have been incurred if the Business had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Following the spin-off, the Business will perform these functions using its own resources or purchases these services.

Note 1 – Basis of Presentation (continued)

Interim Financial Statements

These unaudited combined and consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial statements and therefore do not include all information and footnotes necessary for the presentation of financial position, results of operations, and cash flows required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. The information furnished reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair summary of the financial position, results of operations, and cash flows for the interim periods presented. These financial statements should be read in conjunction with the combined and consolidated financial statements and notes thereto as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included elsewhere in this information statement. The results of operations for the three fiscal months ended April 3, 2010 are not necessarily indicative of the results to be expected for the full year.

The Business reports interim financial information for 13-week periods beginning on a Sunday and ending on a Saturday, except for the first quarter, which always begins on January 1, and the fourth quarter, which always ends on December 31. The four fiscal quarters in 2010 end on April 3, 2010; July 3, 2010; October 2, 2010; and December 31, 2010, respectively. The four fiscal quarters in 2009 ended on March 28, 2009; June 27, 2009; September 26, 2009; and December 31, 2009; respectively.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) updated the accounting guidance related to fair value measurements disclosures. The updated guidance (i) requires separate disclosure of significant transfers out of Levels 1 and 2 fair value measurements, (ii) requires disclosure of Level 3 fair value measurements activity on a gross basis, (iii) clarifies existing disaggregation requirements, and (iv) clarifies existing input and valuation technique disclosure requirements. The updated guidance is effective for interim and annual reporting periods after December 15, 2009, except for the Level 3 fair value measurement disclosure requirements, which are effective for fiscal years beginning after December 15, 2010. The Business adopted the aspects of the guidance that are currently effective as of January 1, 2010 and will adopt the remaining guidance on January 1, 2011. The adoption of the effective guidance had no effect on the Business’s financial position, results of operations, or liquidity and the adoption of the remaining guidance is not expected to have any effect on the Business’s financial position, results of operations, or liquidity.

Note 2 – Related Party Transactions

Throughout the periods covered by the combined and consolidated financial statements, the Business had significant agreements, transactions, and relationships with Vishay Intertechnology operations outside the defined scope of the Business. While these transactions are not necessarily indicative of the terms the Business would have achieved had the Business been a separate entity, management believes they are reasonable.

Historically, the Business has used the corporate services of Vishay Intertechnology for a variety of functions including treasury, tax, legal, internal audit, human resources, and risk management. After the spin-off, the Business will be an independent, publicly traded company. The Business expects to incur additional costs associated with being an independent, publicly traded company. These additional anticipated costs are not reflected in its historical combined and consolidated financial statements.

Sales Organizations

A portion of the Business’s Foil Technology products are sold by the Vishay Intertechnology worldwide sales organization, which operates as regionally-based legal entities. The third-party sale of these products is presented in the combined and consolidated financial statements as if it were made by the Business, although legal entities outside of the defined scope of the Business actually made these sales. Third-party sales made through the Vishay Intertechnology worldwide sales organization totaled $3,618,000 and $3,530,000 during the fiscal quarters ended April 3, 2010 and March 28, 2009, respectively.

The selling entities receive selling commissions on these sales. Commission rates are set at the beginning of each year based on budgeted selling expenses expected to be incurred by the Vishay Intertechnology sales organization. Commission expense charged to the Business by the Vishay Intertechnology worldwide sales organization was $234,000 and $154,000 during the fiscal quarters ended April 3, 2010 and March 28, 2009, respectively.

The net cash generated by these transactions is retained by the Vishay Intertechnology selling entity, and is presented in the combined and consolidated balance sheet as a reduction in parent net investment, and is presented in the combined and consolidated statements of cash flows as a financing activity in the caption “Transactions with Vishay Intertechnology.”

These sales activities will be transitioned to the Business’s dedicated sales forces shortly after the spin-off.

Shared Facilities

The Business and operations of Vishay Intertechnology outside the defined scope of the Business share certain manufacturing and administrative sites. Costs are allocated based on relative usage of the respective facilities.

Following the spin-off, the Business and Vishay Intertechnology will continue to share certain manufacturing locations. The Business will own one location in Israel and one location in Japan, and will lease space to Vishay Intertechnology. Vishay Intertechnology will own one location in Israel and one location in the United States and lease space to the Business.

Note 2 – Related Party Transactions (continued)

Administrative Service Sharing Agreements

The combined and consolidated financial statements include transactions with other Vishay Intertechnology operations involving administrative services (including expenses primarily related to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support) that were provided to the Business by Vishay Intertechnology operations outside the defined scope of the Business. Amounts charged to the Business for these services were $403,000 and $633,000 during the fiscal quarters ended April 3, 2010 and March 28, 2009, respectively.

The Business will be required to assume the responsibility for these functions, either internally or from third-party vendors, following the spin-off. Under the terms of a transition services agreement that the Business expects to enter into with Vishay Intertechnology prior to the consummation of the spin-off, Vishay Intertechnology will provide to the Business, for a fee, specified support services for a period of 18 months after the spin-off.

Allocated Corporate Overhead Costs

The costs of certain services that are provided by the Vishay Intertechnology corporate office to the Business have been reflected in the combined and consolidated financial statements, including charges for services such as accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and risk management on a global basis. These allocated costs are included in selling, general, and administrative expenses in the accompanying combined and consolidated statements of operations, and are presented in the combined and consolidated balance sheet as a reduction in parent net investment.

The total amount of allocated costs was $560,000 and $491,000 during the fiscal quarters ended April 3, 2010 and March 28, 2009, respectively. These costs were allocated on the ratio of Business revenues to total revenues and represent management’s reasonable allocation of the costs incurred. However, these amounts are not representative of the costs necessary for the Business to operate as an independent, publicly traded company.

Note 2 – Related Party Transactions (continued)

Centralized Cash Management

Vishay Intertechnology uses a centralized approach to cash management in the United States and Europe.

In the United States, cash deposits from the Business historically were transferred to Vishay Intertechnology on a regular basis and were netted against intercompany payables, or occasionally remitted to the parent as a dividend. See “Net Payable to Affiliates” below.

The Business’s subsidiaries in Europe historically participated in a formal cash pooling agreement, with Vishay Europe GmbH, an affiliate company, acting as the cash pool leader, effectively serving as a bank for these subsidiaries. Each day, the individual participant entity can either deposit funds into the cash pool account from the collection of receivables or withdraw funds from the account to fund working capital or other cash needs of the participant entity. At the end of the day, the cash pool leader sweeps all cash balances into the cash pool leader’s account, or funds any overdrawn accounts so that each cash pool participant account has a zero balance at the end of the day. The individual entity has discretion over the use of its cash, and accordingly, the combined and consolidated financial statements classify the cash pool balances as “cash and cash equivalents.” The Business’s subsidiaries have withdrawn from the European cash pool as of December 31, 2009.

Vishay Europe GmbH, as cash pool leader, pays interest on these funds based on the prevailing interest rates at third-party lending institutions in Europe. The combined and consolidated financial statements reflect cash pool interest income of $90,000 for the fiscal quarter ended March 28, 2009.

Net Payable to Affiliates

The net amount payable to Vishay Intertechnology and affiliated companies outside the defined scope of the Business primarily reflects balances carried forward from funding provided by Vishay Intertechnology to make certain acquisitions, to retire certain debt assumed in acquisitions, or as part of Vishay Intertechnology’s global working capital allocation strategy.

As further described above, throughout the period covered by the combined and consolidated financial statements, the Business had significant agreements, transactions, and relationships with Vishay Intertechnology operations outside the defined scope of the Business. The net payable to affiliates also includes the effects of these transactions.

Effective as of the spin-off, the Business will utilize a portion of the cash on hand that was generated by the Business to repay this intercompany debt with Vishay Intertechnology and affiliated companies outside the defined scope of the Business. Accordingly, at April 3, 2010 and December 31, 2009, the net payable to affiliates is presented as a current liability.

The combined and consolidated financial statements include charges for interest based on the prevailing interest rate of Vishay Intertechnology’s revolving credit facility, or if greater, an interest rate required by local tax authorities. Interest expense on the net amount payable to affiliates was $183,000 and $355,000 during the fiscal quarters ended April 3, 2010 and March 28, 2009, respectively. Of these amounts, $100,000 and $300,000 were not historically charged by Vishay Intertechnology to the Business, and accordingly, these amounts of imputed interest are reflected as an increase to parent net investment on the combined and consolidated balance sheet. The remaining interest expense was charged to the Business and paid in accordance with local statutory requirements.

Note 2 – Related Party Transactions (continued)

Exchangeable Notes of Vishay Intertechnology

On December 13, 2002, Vishay Intertechnology issued $105,000,000 in nominal (or principal) amount of its floating rate unsecured exchangeable notes due 2102 in connection with an acquisition. The notes are governed by a note instrument, made by Vishay Intertechnology on December 13, 2002, and a put and call agreement, dated as of December 13, 2002. The notes may be put to Vishay Intertechnology in exchange for shares of its common stock and, under certain circumstances, may be called by Vishay Intertechnology for similar consideration.

Under the terms of the put and call agreement, by reason of the spin-off, Vishay Intertechnology is required to take action so that the existing notes are deemed exchanged as of the date of the spin-off, for a combination of new notes of Vishay Intertechnology and notes issued by Vishay Precision Group, Inc.

Except for Vishay Intertechnology’s contractual obligation to issue new notes of any spin-off company, these notes have no direct historical connection to the Business. Accordingly, these exchangeable notes are not included in the historical combined and consolidated financial statements. Furthermore, the exact amount of the liability to be assumed by Vishay Precision Group, Inc. under the exchangeable notes will not be known until ten trading days after the spin-off.

Note 3 – Restructuring and Severance Costs

Restructuring and severance costs reflect the cost reduction programs implemented by the Business. These include the closing of facilities and the termination of employees. Restructuring and severance costs include one-time exit costs, severance benefits pursuant to an on-going benefit arrangement recognized and related pension curtailment and settlement charges recognized. Restructuring costs are expensed during the period in which the Business determines it will incur those costs and all requirements of accrual are met. Because these costs are recorded based upon estimates, actual expenditures for the restructuring activities may differ from the initially recorded costs. If the initial estimates are too low or too high, the Business could be required either to record additional expenses in future periods or to reverse part of the previously recorded charges. Asset write-downs are principally related to buildings and equipment that will not be used subsequent to the completion of restructuring plans presently being implemented, and cannot be sold for amounts in excess of carrying value.

Restructuring Programs in Response to Global Economic Recession

In response to the economic downturn during the latter half of 2008 and 2009, the Business undertook significant measures to cut costs. This included a strict adaptation of manufacturing capacity to sellable volume and limiting the building of product for inventory. The Business incurred employee termination costs covering technical, production, administrative, and support employees located in nearly every country in which the Business operates.

The Business recorded restructuring and severance costs of $479,000 for the fiscal quarter ended March 28, 2009.

No new restructuring activities were initiated during the first quarter of 2010.

Note 4 – Income Taxes

Income taxes for the Business as presented in these combined and consolidated financial statements are calculated on a separate tax return basis, although the Business’s operations have historically been included in Vishay Intertechnology’s U.S. federal and certain state tax returns, and United Kingdom “group relief,” available to entities under common control, has been claimed. Vishay Intertechnology’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, tax results as presented for the Business in these financial statements are not necessarily indicative of future performance and do not necessarily reflect the results that the Business would have generated as an independent, publicly traded company for the periods presented.

Certain dedicated entities have taxes payable to the local taxing authorities, but the Business does not maintain taxes payable to/from parent in those jurisdictions where the taxable incomes are combined or offset. Accordingly, the Business is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent net investment on the combined and consolidated balance sheets.

The provision for income taxes consists of provisions for federal, state, and foreign income taxes. The effective tax rates for the periods ended April 3, 2010 and March 28, 2009 reflect the Business’s expected tax rate on reported income before income tax and tax adjustments. The Business operates in an international environment with significant operations in various locations outside the United States. Accordingly, the consolidated income tax rate is a composite rate reflecting the Business’s earnings and the applicable tax rates in the various locations where the Business operates.

The Business and its subsidiaries are, or will be, subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Business establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Business believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Business adjusts these reserves in light of changing facts and circumstances and the provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. At April 3, 2010 and December 31, 2009, there are no reserves because the Business has been fully indemnified by Vishay Intertechnology.

Note 5 – Other Comprehensive Income (Loss)

Comprehensive income (loss) includes the following components (in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Net earnings	$1,803	$596
Other comprehensive income (loss):
Foreign currency translation
adjustment	(3,119)	(2,560)
Pension and other postretirement
adjustments	56	9
Total other comprehensive income (loss)	(3,063)	(2,551)
Comprehensive income (loss)	$(1,260)	$(1,955)
Less: Comprehensive income (loss)
attributable to noncontrolling interests	27	7
Comprehensive income (loss) attributable
to Vishay stockholders	$(1,287)	$(1,962)

Other comprehensive income (loss) includes the Business’s proportionate share of other comprehensive income (loss) of nonconsolidated subsidiaries accounted for under the equity method.

Note 6 – Pensions and Other Postretirement Benefits

Defined Benefit Plans

Employees of the Business participate in various defined benefit pension and other postretirement benefit plans.

Certain subsidiaries that comprise the Business offer defined benefit pension plans to their employees, which are reflected in the accompanying combined and consolidated financial statements.

Certain employees of the Business in the United States and the United Kingdom have historically participated in defined benefit pension and other postretirement plans sponsored by Vishay Intertechnology. The annual cost of the Vishay Intertechnology defined benefit plans is allocated to all of the participating businesses based upon a specific actuarial computation, and accordingly, are reflected in the accompanying combined and consolidated statements of operations.

The Business will assume most of the obligations for employees in the United States and the United Kingdom that will be employed by the Business after the spin-off, and accordingly, those obligations are included in the Business’s combined and consolidated balance sheets. An allocation of plan assets is also reflected in the disclosures below.

Vishay Intertechnology’s principal qualified U.S. pension plan, the Vishay Intertechnology Retirement Plan (“VRP”), was frozen effective January 1, 2009. Due to the freeze of the VRP, participants no longer accrue benefits. Given the frozen nature of the VRP, participants who will become employees of the Business after the spin-off will become terminated, vested participants of the VRP as of the spin-off date and Vishay Intertechnology will retain the pension obligations, the amount of which is not material.

Employees who participated in the Vishay Intertechnology Nonqualified Retirement Plan will be transferred into the newly created Vishay Precision Group Nonqualified Retirement Plan. The Vishay Intertechnology Nonqualified Retirement Plan was a contributory pension plan designed to provide similar defined benefits to covered U.S. employees whose benefits under the Vishay Intertechnology Retirement Plan would be limited by the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code.

The Vishay Intertechnology Nonqualified Retirement Plan was frozen effective January 1, 2009, and participants no longer accrue benefits.

The Vishay Intertechnology Nonqualified Retirement Plan, like all nonqualified plans, is considered to be unfunded. Vishay Intertechnology maintains a nonqualified trust, referred to as a “rabbi” trust, to fund benefits under this plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as other noncurrent assets. Vishay Intertechnology will deposit an allocation of assets into a newly created rabbi trust for the Business. The combined and consolidated balance sheets include allocations of these rabbi trust assets of $1,238,000 and $1,220,000 at April 3, 2010 and December 31, 2009, respectively, which equals the pension liability at those dates.

Note 6 – Pensions and Other Postretirement Benefits (continued)

The following table shows the components of net periodic cost of pension and other postretirement benefit plans (in thousands):

	Fiscal quarter ended		Fiscal quarter ended
	April 3, 2010		March 28, 2009
	Pension	OPEB	Pension	OPEB
	Plans	Plans	Plans	Plans
Net service cost	$63	$9	$63	$9
Interest cost	205	34	160	33
Expected return on plan assets	(129)	-	(106)	-
Amortization of actuarial losses	3	8	13	7
Net periodic benefit cost	$142	$51	$130	$49

Other Retirement Obligations

Certain key employees participate in a deferred compensation plan sponsored by Vishay Intertechnology. These employees will be transferred to a newly created deferred compensation plan of the Business. The accompanying combined and consolidated balance sheets include a liability within other noncurrent liabilities related to these deferrals. Vishay Intertechnology maintains a nonqualified trust, referred to as a “rabbi” trust, to fund payments under this plan. Rabbi trust assets are subject to creditor claims under certain conditions and are not the property of employees. Therefore, they are accounted for as other noncurrent assets. Vishay Intertechnology will deposit an allocation of assets into a newly created rabbi trust for the Business. The combined and consolidated balance sheets include allocations of these rabbi trust assets of $2,365,000 and $2,295,000 at April 3, 2010 and December 31, 2009, respectively. Assets held in trust are intended to approximate the Business’s liability under this plan.

Note 7 – Share-Based Compensation

Vishay Intertechnology maintains various stockholder-approved programs which allow for the grant of share-based compensation to officers, directors, and employees, including employees of the Business. The following disclosures represent the portion of the Vishay Intertechnology programs in which employees of the Business participated.

Vishay Intertechnology common stock underlies all awards granted under these programs. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Business would have experienced as an independent, publicly traded company for the periods presented.

Outstanding Vishay Intertechnology equity awards held by employees of the Business generally will expire at or within 60 days of the spin-off. The Business expects to issue replacement awards based on its own common stock after the spin-off.

The amount of compensation cost related to share-based payment transactions is measured based on the grant-date fair value of the equity instruments issued. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Business determines compensation cost for restricted stock units (“RSUs”) and phantom stock units based on the grant-date fair value of the underlying common stock. Compensation cost is recognized over the period that the participant provides service in exchange for the award.

The following table summarizes share-based compensation expense recognized (in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Vishay stock options	$10	$15
Vishay restricted stock units	4	-
Vishay phantom stock units	44	19
Total	$58	$34

The following table summarizes Vishay Intertechnology stock option activity of the Business’s employees (number of options in thousands):

	Number	Weighted
	of	Average
	Vishay	Exercise
	Options	Price
Outstanding:
Beginning of year	102	$20.24
Granted	-	-
Exercised	-	-
Cancelled	-	-
End of period	102	$20.24

Vested and
expected to vest	102

Exercisable:
End of period	83

Note 7 – Share-Based Compensation (continued)

The pretax aggregate intrinsic value (the difference between the closing stock price of Vishay Intertechnology common stock on the last trading day of first fiscal quarter of 2010 of $10.03 per share and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on April 3, 2010 is approximately $6,000. This amount changes based on changes in the market value of the Vishay Intertechnology’s common stock. No options were exercised during the three fiscal months ended April 3, 2010.

Restricted Stock Units and Phantom Stock Units

At both April 3, 2010 and December 31, 2009, employees of the Business hold 6,668 unvested Vishay Intertechnology RSUs.

Vishay Intertechnology phantom stock units granted to employees of the Business totaled 5,000 during the fiscal quarter ended April 3, 2010. At April 3, 2010 and December 31, 2009, employees of the Business hold 35,000 and 30,000 phantom stock units, respectively, which will be converted into Vishay Intertechnology common stock upon completion of the spin-off.

Note 8 – Segment Information

The Business operates in two product segments: Foil Technology Products, which include foil resistors and strain gages, and Weighing Modules and Control Systems, which include load cells, instruments, and complete systems for process control or on-board weighing applications.

The Business evaluates operating segment performance on operating income, exclusive of certain items. Management believes that evaluating segment performance excluding items such as restructuring and severance costs, and other items is meaningful because it provides insight with respect to intrinsic operating results of the Business.

The following table sets forth operating segment information (in thousands):

	Fiscal quarter ended
	April 3, 2010	March 28, 2009
Net third-party revenues:
Weighing Modules & Control Systems	$24,278	$24,437
Foil Technology Products	23,897	19,268
Total	$48,175	$43,705

Gross margin:
Weighing Modules & Control Systems	$5,116	$6,073
Foil Technology Products	11,932	7,978
Total	$17,048	$14,051

Segment operating income:
Weighing Modules & Control Systems	$(158)	$1,491
Foil Technology Products	8,236	4,823
Unallocated SG&A expenses	(4,237)	(3,287)
Restructuring and severance costs	-	(479)
Consolidated operating income (loss)	$3,841	$2,548

Restructuring and severance costs:
Weighing Modules & Control Systems	$-	$304
Foil Technology Products	-	175
	$-	$479

Products are transferred between segments on a basis intended to reflect, as nearly as practicable, the market value of the products. Intersegment sales from the Foil Technology Products segment to the Weighing Modules and Control Systems segment were $394,000 and $345,000 for the fiscal quarters ended April 3, 2010 and March 28, 2009, respectively.

Note 9 – Additional Financial Statement Information

The caption “Other” on the consolidated statements of operations consists of the following (in thousands):

	Fiscal quarter ended
	April 3,	March 28,
	2010	2009
Foreign exchange gain	$46	$4
Interest income	91	179
Other	(141)	(7)
	$(4)	$176

Net inventories consist of the following (in thousands):

	April 3,	December 31,
	2010	2009
Raw materials	$12,581	$13,341
Work in process	13,332	13,214
Finished goods	19,097	17,247
	$45,010	$43,802

Net property and equipment consists of the following (in thousands):

	April 3,	December 31,
	2010	2009
Land	$1,941	$2,003
Buildings and improvements	38,091	38,486
Machinery and equipment	64,733	64,681
Software	3,652	3,607
Projects in process	1,393	338
Accumulated depreciation	(65,574)	(64,516)
	$44,236	$44,599

Other accrued expenses consist of the following (in thousands):

	April 3,	December 31,
	2010	2009
Restructuring	$75	$132
Goods received, not yet invoiced	1,365	877
Other	4,679	3,564
	$6,119	$4,573

Note 10 – Fair Value Measurements

ASC Topic 820 establishes a valuation hierarchy of the inputs used to measure fair value. This hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the Business’s own assumptions.

An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis (in thousands):

		Fair value measurements at reporting date using:
	Total	Level 1	Level 2	Level 3
	Fair Value	Inputs	Inputs	Inputs
April 3, 2010
Assets held in rabbi trusts	$3,603	$937	$2,666	$-

December 31, 2009
Assets held in rabbi trusts	$3,515	$955	$2,560	$-

Vishay Intertechnology maintains nonqualified trusts, referred to as “rabbi” trusts, to fund payments under deferred compensation and nonqualified pension plans, and the Business will establish similar trusts to continue these programs. Vishay Intertechnology will contribute assets to the Business’s rabbi trust prior to the spin-off in an amount that approximates the Business’s liability under these arrangements. The assets above are based on a pro rata allocation of the Vishay Intertechnology rabbi trust assets, but the actual assets transferred may differ. Rabbi trust assets consist primarily of marketable securities, classified as available-for-sale and company-owned life insurance assets. The marketable securities held in the rabbi trusts are valued using quoted market prices on the last business day of the year. The company-owned life insurance assets are valued in consultation with Vishay Intertechnology’s insurance brokers using the value of underlying assets of the insurance contracts. The fair value measurement of the marketable securities held in the rabbi trust is considered a Level 1 measurement and the measurement of the company-owned life insurance assets is considered a Level 2 measurement within the fair value hierarchy.

The Business’s financial instruments include cash and cash equivalents, accounts receivable, long-term notes receivable, short-term notes payable, accounts payable, and long-term debt. The carrying amounts for these financial instruments reported in the combined and consolidated balance sheets approximate their fair values.